As filed with the U.S. Securities and Exchange Commission on April 11, 2024
Registration No. 333-277912
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SYNOPSYS, INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware	7372	56-1546236
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
675 Almanor Ave.
Sunnyvale, California 94085
Telephone: (650) 584-5000
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
John F. Runkel, Jr.
General Counsel and Corporate Secretary
Synopsys, Inc.
675 Almanor Ave.
Sunnyvale, California 94085
Telephone: (650) 584-5000
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
With a copy to:
Christopher R. Moore, Esq. Paul Shim, Esq. Helena Grannis, Esq. Cleary Gottlieb Steen & Hamilton LLP 650 California Street San Francisco, CA 94108 (415) 796-4400	Janet Lee Senior Vice President, General Counsel & Secretary ANSYS, Inc. 2600 ANSYS Drive, Canonsburg, Pennsylvania 15317 (844) 462-6797	Mike Ringler, Esq. Peter Jones, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY-SUBJECT TO COMPLETION, DATED APRIL 11, 2024

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT
Dear ANSYS, Inc. Stockholder:
You are cordially invited to attend a special meeting of stockholders of ANSYS, Inc., a Delaware corporation, which is referred to as “Ansys,” to be held on May 22, 2024, virtually via the Internet at www.virtualshareholdermeeting.com/ANSS2024SM, at 11:00 a.m., Eastern Time, which, including any adjournments or postponements thereof, is referred to as the special meeting. The purpose of the special meeting is to consider and vote on proposals relating to the proposed acquisition of Ansys by Synopsys, Inc., a Delaware corporation, which is referred to as Synopsys. By bringing together Synopsys’ pioneering semiconductor electronic design automation with Ansys’ broad simulation and analysis portfolio, the acquisition will create a leader in silicon to systems design solutions to address customers’ need for fusion of electronics and physics, augmented with artificial intelligence.
On January 15, 2024, Synopsys, ALTA Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Synopsys, which is referred to as Merger Sub, and Ansys, entered into an Agreement and Plan of Merger, which, as it may be amended from time to time, is referred to as the “merger agreement,” pursuant to which Synopsys agreed to acquire Ansys in a cash and stock transaction. Pursuant to the terms of the merger agreement, Merger Sub will merge with and into Ansys, which transaction is referred to as the “merger,” with Ansys surviving the merger as a wholly owned subsidiary of Synopsys.
Upon successful completion of the merger, each issued and outstanding share of Ansys common stock will be converted into the right to receive (i) $197.00 in cash, which amount is referred to as the “per share cash amount,” and (ii) 0.3450 of a share of Synopsys common stock, which number is referred to as the exchange ratio, plus cash in lieu of any fractional shares. Clauses (i) and (ii) are collectively referred to as the “merger consideration.” The exchange ratio is fixed and will not be adjusted for changes in the market price of either Synopsys common stock or Ansys common stock between the dates of signing of the merger agreement and completion of the merger. However, if the aggregate number of shares of Synopsys common stock to be issued in connection with the merger would exceed 19.9999% of the shares of Synopsys common stock issued and outstanding immediately prior to the successful completion of the merger, which we refer to as the maximum share number, (a) the exchange ratio will be reduced to the minimum extent necessary such that the aggregate number of shares of Synopsys common stock to be issued in connection with the merger does not exceed the maximum share number and (b) the per share cash amount will be correspondingly increased to offset such adjustment, as described in more detail in the section of this proxy statement captioned “The Merger—Merger Consideration.” Based on the closing price of Synopsys common stock on the Nasdaq Global Select Market, which is referred to as the NASDAQ, on December 21, 2023, the last trading day before media speculation regarding a potential transaction, of $559.96, the merger consideration represented approximately $390.19 in value for each share of Ansys common stock. Based on the closing price of Synopsys common stock on January 12, 2024, the trading day before the public announcement of a potential merger, of $494.40, the merger consideration represented approximately $367.57 in value for each share of Ansys common stock. Based on the closing price of Synopsys common stock on the NASDAQ on April 9, 2024, the last practicable trading day before the date of the accompanying proxy statement/prospectus, of $568.99, the merger consideration represented approximately $393.30 in value for each share of Ansys common stock. The value of Synopsys common stock at the time of completion of the merger could be greater than, less than or the same as the value of Synopsys common stock on the date of the accompanying proxy statement/prospectus. We urge you to obtain current market quotations of Synopsys common stock (trading symbol “SNPS”) and Ansys common stock (trading symbol “ANSS”).
Upon completion of the merger, Ansys stockholders are expected to hold approximately 16.5% of the issued and outstanding shares of the combined company immediately following the completion of the merger. At the special meeting, Ansys stockholders will be asked to consider and vote on (1) the proposal to adopt the merger agreement, which proposal is referred to as the merger agreement proposal, (2) the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements between Ansys and its named executive officers relating to the merger, which proposal is referred to as the compensation proposal and (3) the proposal to adjourn the special meeting to solicit additional proxies if there are not sufficient votes to approve the merger agreement proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Ansys stockholders, which proposal is referred to as the adjournment proposal. The board of directors of Ansys unanimously recommends that Ansys stockholders vote “FOR” each of the proposals to be considered at the special meeting.
Your vote is important. Whether or not you plan to attend the special meeting and regardless of the number of shares you own, your careful consideration of, and vote on, the proposal to adopt the merger agreement is important, and you are encouraged to vote promptly. The merger cannot be completed unless the merger agreement is adopted by stockholders holding a majority of the outstanding shares of Ansys’ common stock entitled to vote on such matter. The failure to vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.
The accompanying proxy statement/prospectus provides you with important information about the special meeting, the merger, and each of the proposals. We encourage you to read the entire document carefully, in particular the “Risk Factors” section beginning on page 27 for a discussion of risks relevant to the merger.
After reading the accompanying proxy statement/prospectus, please make sure to vote your shares promptly by completing, signing and dating the accompanying proxy card and returning it in the enclosed prepaid envelope or by voting by telephone or through the Internet by following the instructions on the accompanying proxy card. If you hold shares through an account with a bank, broker, trust or other nominee, please follow the instructions you receive from it to vote your shares.
Thank you in advance for your continued support and your consideration of this matter. We look forward to the successful completion of the merger.
Sincerely,
Sincerely,	Sincerely,

Ronald W. Hovsepian	Ajei S. Gopal
Chairman of the Board	President and Chief Executive Officer
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the Synopsys common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying notice of special meeting of stockholders and proxy statement/prospectus are dated [ ], 2024 and are first being mailed to the stockholders of Ansys on or about [ ], 2024.

ANSYS, Inc. 2600 Ansys Drive
Canonsburg, Pennsylvania 15317
(844) 462-6797
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 22, 2024
To the Stockholders of ANSYS, Inc.:
On January 15, 2024, ANSYS, Inc., which is referred to as “Ansys,” Synopsys, Inc., which is referred to as “Synopsys,” and ALTA Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Synopsys, which is referred to as “Merger Sub,” entered into an Agreement and Plan of Merger, which, as it may be amended from time to time, is referred to as the “merger agreement,” a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, the full text of which is incorporated herein by reference.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Ansys common stock, which is referred to as the special meeting, will be held on May 22, 2024, virtually via the Internet at www.virtualshareholdermeeting.com/ANSS2024SM, at 11:00 a.m., Eastern Time. You will be able to attend the special meeting by visiting www.virtualshareholdermeeting.com/ANSS2024SM, which is referred to as the special meeting website, and inserting the 16-digit control number included in your proxy card or voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of Ansys common stock through an account with a bank, broker, trust or other nominee. You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging onto the website listed above and using the control number. We are pleased to notify you of and invite you to the special meeting.
At the special meeting you will be asked to consider and vote on the following proposals:
1.	to adopt the merger agreement, which proposal is referred to as the “merger agreement proposal”;
2.
to approve, on a non-binding, advisory basis, the merger-related compensation that will or may be paid to Ansys’ named executive officers in connection with the transactions contemplated by the merger agreement, which proposal is referred to as the “compensation proposal”; and

3.
to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Ansys stockholders, which proposal is referred to as the “adjournment proposal.”

Pursuant to the merger agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub will merge with and into Ansys, which is referred to as the “merger,” with Ansys surviving the merger as a wholly owned subsidiary of Synopsys, which is referred to as the “surviving corporation.” At the effective time of the merger, which is referred to as the “effective time,” the certificate of incorporation of the surviving corporation will be amended and restated to conform to Exhibit B of the merger agreement, a copy of which is attached to the merger agreement attached as Annex A to the accompanying proxy statement/prospectus. Additionally, the bylaws of the surviving corporation will be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the effective time, and will conform with the rights and responsibilities of the surviving corporation under the merger agreement.
Merger Consideration
At the effective time, each share of Ansys common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time (subject to certain exceptions, including shares of Ansys common stock owned by stockholders of Ansys who have not voted in favor of the adoption of the merger agreement and have properly exercised appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive (i) $197.00 in cash, which amount is referred to as the “per share cash amount,” and (ii) 0.3450 of a share of Synopsys common stock, which number is referred to as the “exchange ratio,” plus cash in lieu of any fractional shares. Clauses (i) and (ii) are collectively referred to as the “merger consideration.” The exchange ratio is fixed and will not be adjusted for changes in the market price of either Synopsys common stock or Ansys common stock between the dates of signing of the merger agreement and completion of the merger. However, if the aggregate number of shares of Synopsys common stock to be issued in connection with the merger would exceed 19.9999% of the shares of Synopsys common stock issued and outstanding immediately prior to the successful completion of the merger, which is referred to as the “maximum share number,” (a) the exchange ratio will be reduced to the minimum extent necessary such that the aggregate number of shares of Synopsys common stock to be issued in connection with the merger does not exceed the maximum share number and (b) the per share cash amount will be correspondingly increased to offset such adjustment. A discussion of the adjustment mechanism can be found under the section titled “The Merger Agreement—Merger Consideration” beginning on page 90.
If the merger is completed, Ansys common stock will be delisted from the Nasdaq Global Select Market (referred to herein as the “NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended. The exchange ratio is expected to result in Ansys stockholders and Synopsys stockholders holding approximately 16.5% and 83.5%, respectively, of the combined company following the effective time.
At the effective time, each in-the-money option to purchase shares of Ansys common stock that is held by a person who, as of immediately prior to the effective time is no longer an employee or other service provider of Ansys or its subsidiaries, which is referred to as a “specified option,” will be canceled and extinguished, and the holder thereof will be entitled to receive (subject to any applicable withholding or other taxes, or other amounts required by applicable legal requirements to be withheld) an amount in cash equal to the product of (i) the total number of shares of Ansys common stock subject to such Ansys option multiplied by (ii) the excess of (a) the equity award cash consideration amount over (b) the per share exercise price for the Ansys common stock subject to such specified option. For purposes of the specified options, the “equity award cash consideration amount” means an amount in cash equal to the sum of the per share cash amount plus the product of (i) the exchange ratio multiplied by (ii) the volume weighted average trading price of Synopsys common stock for the five consecutive trading days ending on the trading day immediately prior to the date on which the effective time occurs, which is referred to as the “Synopsys measurement price.”
At the effective time, each option to purchase shares of Ansys common stock that is unexpired, unexercised and outstanding immediately prior to the effective time and which has a per share exercise price for the Ansys common stock subject to such option that is equal to or greater than the equity award cash consideration amount, which is referred to as an “out-of-the-money option,” held by a person or entity who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys and its subsidiaries will be canceled and extinguished for no consideration.
At the effective time, each Ansys option (other than (a) a specified option or (b) an out-of-the-money option held by a person who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys and its subsidiaries), whether vested or unvested, will be assumed and converted into an option to purchase, on the same terms and conditions as were applicable under such Ansys option, a number of shares of Synopsys common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Ansys common stock subject to such Ansys option, multiplied by (ii) the conversion ratio, at an exercise price per share of Synopsys common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the per share exercise price for the Ansys common stock subject to such Ansys option, by (b) the conversion ratio. The “conversion ratio” means an amount equal to the sum of the exchange ratio plus the quotient (rounded down to four decimal places) obtained by dividing the per share cash amount by the Synopsys measurement price.
At the effective time, each outstanding restricted stock unit, which is referred to as an “Ansys RSU,” that (i) is vested but not yet settled as of immediately prior to the effective time, (ii) is outstanding as of immediately prior to the effective time and was granted to a non-employee member of the Ansys board of directors, (iii) vests effective as of the effective time in accordance with its terms, or (iv) is outstanding and not forfeited in accordance with its terms immediately prior to the effective time and held by a person who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys or its subsidiaries, which is referred to as a “specified RSU,” will be canceled and extinguished, and the holder thereof will be entitled to receive (subject to any applicable withholding taxes) (x) the merger consideration, on the same terms and conditions as outstanding shares of Ansys common stock and (y) an amount in cash equal to any accrued but unpaid dividend equivalents with respect to each specified RSU; provided, however, that the number of shares of Ansys common stock subject to those specified RSUs that are Ansys PSUs will be determined based on the attainment of applicable performance metrics at the (x) actual level of performance for performance periods that lapsed in the ordinary course prior to the effective time or (y) for each other such Ansys PSU, greater of the target or actual level of performance, as determined by the Ansys board of directors or a committee thereof immediately prior to the effective time. “Ansys PSUs” refer to Ansys RSUs that vest on the basis of time and the achievement of performance targets and pursuant to which the holder has a right to receive shares of Ansys common stock or cash following the vesting or lapse of restrictions applicable to such performance stock unit;
At the effective time, each Ansys RSU that is outstanding and unvested immediately prior to the effective time that is not a specified RSU will be converted into the number of Synopsys restricted stock units (rounded to the nearest whole share) equal to the product of (i) the number of shares of Ansys common stock subject to such Ansys RSU (and, for Ansys PSUs, such number of shares of Ansys common stock will be based on the attainment of the applicable performance metrics at the (x) actual level of performance for performance periods that lapsed in the ordinary course prior to the effective time or (y) for each other Ansys PSU, greater of the target or actual level of performance, as determined by the Ansys board of directors or a committee thereof immediately prior to the effective time), including any accrued but unpaid dividend equivalents thereon, multiplied by (ii) the conversion ratio. Any converted RSUs will remain subject to the same terms and conditions as were applicable to the underlying restricted stock unit immediately prior to the effective time provided that any restricted stock unit that is performance-based will only be subject to time-based vesting following the effective time.
Governance
Pursuant to the merger agreement, at the effective time, two members of the Ansys board of directors selected by mutual written agreement of Synopsys and Ansys will become members of the Synopsys board of directors, subject to each such designated director having completed Synopsys’ director nomination process and having satisfied all applicable eligibility requirements of the Synopsys board of directors’ Corporate Governance and Nominating Committee. If the effective time occurs less than six months prior to the next annual meeting of Synopsys’ stockholders, Synopsys will nominate each such designated director for election at such meeting (unless such person is unable or unwilling to serve as a result of illness, death, resignation or other reason). On March 19, 2024, Synopsys and Ansys mutually agreed to designate Dr. Ajei Gopal, President and Chief Executive Officer of Ansys, to become a member of the Synopsys board of directors at the effective time, subject to completion of Synopsys’ director nomination process and satisfaction of all applicable eligibility requirements established by Synopsys’ Corporate Governance and Nominating Committee. Ansys and Synopsys have not yet determined or agreed as to the remaining member of the Ansys board of directors to be appointed to the Synopsys board of directors.
Conditions to the Completion of the Merger
Under the merger agreement, the obligations of each of Synopsys and Ansys to complete the merger are subject to the satisfaction or waiver, at or prior to the completion of the merger, of each of the following conditions:
•
the registration statement of which this proxy statement/prospectus is a part becoming effective in accordance with the provisions of the Securities Act of 1933, as amended, no stop order suspending its effectiveness being issued by the United States Securities and Exchange Commission, which is referred to as the “SEC,” and remaining in effect and there being no proceedings for that purpose having been initiated or threatened in writing by the SEC that have not been withdrawn;

•	the shares of Synopsys common stock to be issued in the merger being approved for listing (subject to official notice of issuance) on the NASDAQ;
•	the merger agreement being duly adopted at the special meeting by the required Ansys stockholder vote (as defined in the proxy statement/prospectus);
•
expiration or termination of the waiting period (and any extension thereof) applicable to the completion of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any period of time (and any extension thereof) agreed to with a governmental body in the United States not to complete the merger having expired or having been terminated;

•
the expiration or termination of any waiting period (and any extension thereof) applicable to the completion of the merger under applicable foreign antitrust law or regulation of the specified jurisdictions (as defined in the proxy statement/prospectus), and the expiration or termination of any period of time (and any extension thereof) agreed to with a governmental body in any specified jurisdiction not to complete the merger;

•
any governmental authorization or other consent required under applicable foreign antitrust law or regulation or foreign investment law in connection with the merger in each specified jurisdiction being obtained and being in full force and effect; and

•
no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the merger having been issued by any governmental body in any of the specified jurisdictions and remains in effect, and there having not been any legal requirement enacted or deemed applicable to the merger by any governmental body in any specified jurisdiction that makes completion of the merger illegal.

In addition, each party’s obligation to complete the merger is subject to, among other things, the accuracy of certain representations and warranties of the other party and the compliance by the other party with its covenants, in each case, subject to the materiality standards set forth in the merger agreement, and the absence of any material adverse effect (as defined in the proxy statement/prospectus) affecting the other party after the date of the merger agreement that is continuing.
While the merger is not conditioned on Synopsys or any other party obtaining debt financing, Synopsys has obtained debt financing commitments pursuant to the debt commitment letter entered into on January 15, 2024, and the term loan credit agreement, entered into on February 13, 2024, for the purpose of financing the transactions contemplated by the merger agreement and paying related fees and expenses. The merger is expected to be completed in the first half of 2025.
No Solicitation of Acquisition Proposals
The merger agreement contains certain non-solicitation covenants, under which, subject to the exceptions summarized below, Ansys has agreed that it will not, and will cause each of its subsidiaries and its and their respective directors, officers and employees not to, and will use its reasonable best efforts to cause its and their respective other representatives not to, in each case, directly or indirectly, take any of the following actions:
•
solicit, initiate, knowingly encourage, assist, induce or facilitate the making, submission or announcement of any offer or proposal (other than an offer or proposal made or submitted by Synopsys) contemplating or otherwise relating to any acquisition transaction (as defined in the proxy statement/prospectus), which is referred to as an “acquisition proposal,” or any inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Synopsys) that would reasonably be expected to lead to an acquisition proposal, which is referred to as an “acquisition inquiry” (including by approving any transaction, or approving any person or entity (other than Synopsys and its affiliates) becoming an “interested stockholder” for purposes of Section 203 of the General Corporation Law of the State of Delaware) or take any action that would reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•
furnish or otherwise provide access to any non-public information regarding Ansys or any of its subsidiaries to any person or entity in connection with or in response to an acquisition proposal or acquisition inquiry;

•
engage in discussions or negotiations with any person or entity with respect to any acquisition proposal or acquisition inquiry (other than to inform such person or entity of the non-solicitation covenants in the merger agreement);

•	approve, endorse or recommend any acquisition proposal;
•
enter into any letter of intent, memorandum of understanding, agreement in principle or similar document or any contract relating to, or that contemplates or would reasonably be expected to result in, an acquisition transaction (other than an acceptable confidentiality agreement, as defined in “The Merger Agreement—No Solicitation by Ansys” beginning on page 101); or

•	resolve or publicly propose to take any of the foregoing actions.

In addition, under the merger agreement, Ansys has agreed, among other things, that it will, and will cause each of its subsidiaries and its and their respective directors, officers and employee to, and will use its reasonable best efforts to cause its and their respective other representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement or assistance of, or discussions or negotiations with, any person or entity relating to any acquisition proposal or acquisition inquiry.
Under the merger agreement, however, prior to the approval of the merger agreement proposal, under certain specified circumstances and subject to certain conditions, Ansys may furnish non-public information regarding Ansys and its subsidiaries to, and may enter into discussions or negotiations with, any person or entity (and its representatives) in response to a bona fide, written acquisition proposal that is made to Ansys after the date of the merger agreement by such person or entity (and not withdrawn).
Under the merger agreement, Ansys has also agreed to promptly (and in no event later than 24 hours after receipt thereof) advise Synopsys in writing if Ansys or any of its subsidiaries or representatives receives an acquisition proposal or an acquisition inquiry at any time during the period from the date of the merger agreement and the earlier to occur of (i) the effective time and (ii) the valid termination of the merger agreement pursuant to its terms.
Ansys Change of Recommendation
The merger agreement provides that, subject to certain exceptions, the Ansys board of directors (including any committee thereof) may not:
•
withdraw or modify in a manner adverse to Synopsys, or permit the withdrawal or the modification in a manner adverse to Synopsys of, the Ansys board of directors’ unanimous: (i) determination that the merger agreement and the merger is advisable and fair to and in the best interests of Ansys and its stockholders and (ii) recommendation that Ansys stockholders vote to adopt the merger agreement by voting “FOR” the approval of the merger agreement proposal at the special meeting, which is referred to as the “Ansys board recommendation”;

•	recommend the approval, acceptance or adoption of, or approve, endorse, accept or adopt, any acquisition proposal;
•
approve or recommend, or cause or permit Ansys or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar document or contract relating to, or that contemplates or would reasonably be expected to result in, an acquisition transaction (other than an acceptable confidentiality agreement); or

•
resolve, agree or publicly propose, or permit Ansys or any of its subsidiaries, or any of its or their respective representatives, to agree or publicly propose, to take any of the actions contemplated in any of the preceding bullets.

Notwithstanding the restrictions described above, the merger agreement provides that, prior to the approval of the merger agreement proposal, the Ansys board of directors may, subject to compliance with certain obligations set forth in the merger agreement (including providing Synopsys with prior written notice and during such notice period, engaging (to the extent requested by Synopsys) in good faith negotiations with Synopsys to amend the terms of the merger agreement) withdraw or modify the Ansys board recommendation if it receives a bona fide, written acquisition proposal that did not result from a breach of the no-shop provisions or board recommendation covenants in any material respect and has not been withdrawn, the Ansys board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and Ansys’ outside legal counsel, that such acquisition proposal constitutes a superior offer (as defined in the proxy statement/prospectus) and that the failure to withdraw or modify the Ansys board recommendation or the failure to terminate the agreement pursuant to the fiduciary out termination right would be inconsistent with the fiduciary obligations of the Ansys board of directors under applicable legal requirements in light of such superior offer.
In addition, the Ansys board of directors is permitted, under certain circumstances, prior to the approval of the merger agreement proposal, subject to compliance with certain obligations set forth in the merger agreement (including providing Synopsys with prior written notice and during such notice period, engaging (to the extent requested by Synopsys) in good faith negotiations with Synopsys to amend the terms of the merger agreement) to withdraw or modify the Ansys board recommendation in response to a change in circumstances (as defined in “The Merger Agreement—Ansys Stockholder Meeting; Ansys Board Recommendation” beginning on page 103) (unrelated to an acquisition proposal) if the Ansys board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized repute and Ansys’ outside legal counsel, that the failure to withdraw or modify the Ansys board recommendation would be inconsistent with the fiduciary obligations of the Ansys board of directors under applicable legal requirements in light of such a change in circumstances.
Termination and Fees
The merger agreement may be terminated prior to the effective time:
•	by the mutual written consent of Synopsys and Ansys;
•
by either Synopsys and Ansys if the merger has not been completed by 11:59 p.m. (California time) on January 15, 2025, which may be extended to July 15, 2025 and further to January 15, 2026 in certain circumstances in accordance with the terms of the merger agreement, which is referred to as the “end date” (as it may be extended in accordance with the merger agreement) (however, a party is not permitted to terminate the merger agreement on such basis if the failure to complete the merger by the end date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in the merger agreement required to be performed by such party at or prior to the effective time in breach of such party’s obligations);

•
by either Synopsys or Ansys if: (i) a governmental body in any specified jurisdiction has issued a final and nonappealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the merger; or (ii) there has been any applicable legal requirement enacted, enforced or deemed applicable to the merger by any governmental body in any specified jurisdiction that would make completion of the merger illegal;

•	by either Synopsys or Ansys upon a no stockholder approval event (as defined in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 117);
•	by Synopsys (at any time prior to the adoption of the merger agreement by the required Ansys stockholder vote) if a triggering event (as defined in the proxy statement/prospectus) has occurred;
•
by Ansys (at any time prior to the adoption of the merger agreement by the required Ansys stockholder vote) in order to accept a superior offer and enter into an alternative acquisition agreement (as defined in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 117), subject to compliance with certain obligations under the merger agreement; or

•
by either Synopsys or Ansys if, subject to certain exceptions, (i) any of the other party’s representations or warranties contained in the merger agreement were inaccurate as of the date of the merger agreement or became inaccurate as of a date subsequent to the date of the merger agreement (as if made on such subsequent date) such that the closing condition relating to the accuracy of such other party’s representations and warranties would not be satisfied; or (ii) any of the other party’s covenants or obligations contained in the merger agreement was breached such that the closing condition relating to the performance by such other party of its covenants would not be satisfied.

Upon termination of the merger agreement, (a) Synopsys, under specified circumstances, including termination following an injunction arising in connection with any specified jurisdiction, will be required to pay Ansys a termination fee of $1,500,000,000; and (b) Ansys, under specified circumstances, including termination of the merger agreement by Ansys to accept and enter into a definitive agreement with respect to a superior offer or by Synopsys upon the withdrawal or modification of the Ansys board recommendation, will be required to pay Synopsys a termination fee of $950,000,000.
Other Terms of the Merger Agreement
The merger agreement contains customary representations, warranties and covenants made by each of Synopsys, Merger Sub, and Ansys, including, among others, covenants regarding the conduct of Ansys’ and Synopsys’ businesses during the pendency of the transactions contemplated by the merger agreement, the making of certain public disclosures and other matters as described in the merger agreement. Subject to certain limitations in the merger agreement, parties have agreed to use reasonable best efforts to take all actions necessary to complete the merger, including cooperating to obtain the regulatory approvals necessary to complete the merger.
The foregoing description of the merger agreement does not purport to be complete. Please see the section entitled “The Merger Agreement” beginning on page 89 of the accompanying proxy statement/prospectus for a description of the transactions contemplated by the merger agreement, and the merger agreement, attached as Annex A, for further information with respect to these matters, the full text of which is incorporated herein by reference.
Ansys will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Only holders of record of Ansys common stock at the close of business on April 9, 2024, the record date for voting at the special meeting, which is referred to as the “record date,” are entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof.
The board of directors of Ansys, which is referred to as the “Ansys board of directors,” has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, on the terms and subject to the conditions set forth in the merger agreement. The Ansys board of directors unanimously recommends that Ansys stockholders vote “FOR” the merger agreement proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.
Your vote is very important, regardless of the number of shares of Ansys common stock you own. The merger cannot be completed unless the merger agreement is adopted by stockholders. Assuming a quorum is present, the approval of the merger agreement proposal requires the affirmative vote of a majority of the outstanding shares of Ansys common stock entitled to vote on the merger agreement proposal.
Whether or not you plan to attend the special meeting via the special meeting website, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.
If you have any questions about the merger, please contact Ansys Investor Relations at (724) 820-3927 or write to kelsey.debriyn@ansys.com or Attn: Investor Relations, 2600 Ansys Drive, Canonsburg, Pennsylvania 15317.
If you have any questions about how to vote or direct a vote in respect of your shares of Ansys common stock, you may contact Ansys’ proxy solicitor, Mackenzie Partners, Inc., toll-free at (800) 322-2885.
By Order of the Ansys Board of Directors,

Janet Lee
Senior Vice President, General Counsel and Secretary
Dated: [ ], 2024

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Synopsys and Ansys from other documents that Synopsys and Ansys have filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 169. This information is available for you free of charge to review through the SEC’s website at www.sec.gov.
You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information, without charge, by telephone or written request directed to:
For Information Regarding Synopsys: Synopsys, Inc. 675 Almanor Ave. Sunnyvale, California 94085 (650) 584-5000 Attention: Corporate Secretary	For Information Regarding Ansys: ANSYS, Inc. 2600 ANSYS Drive Canonsburg, Pennsylvania 15317 (844) 462-6797 Attention: Corporate Secretary
Mackenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Call toll free: (800) 322-2885
Email: proxy@mackenziepartners.com
In order for Ansys stockholders to receive timely delivery of the documents in advance of the special meeting of Ansys stockholders to be held on May 22, 2024, which is referred to as the special meeting, you must request the information from Ansys no later than May 15, 2024, which is the date that is five business days before the date of the special meeting.
The contents of the websites of the SEC, Synopsys, Ansys or any other entity are not being incorporated into this proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 (Registration No. 333-277912) ﬁled with the SEC by Synopsys, constitutes a prospectus of Synopsys under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the shares of Synopsys common stock to be issued to Ansys stockholders pursuant to the Agreement and Plan of Merger, dated as of January 15, 2024, by and among Synopsys, ALTA Acquisition Corp. (“Merger Sub”) and Ansys, as it may be amended from time to time, which is referred to as the merger agreement. This document also constitutes a proxy statement of Ansys under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting.
Synopsys has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Synopsys and Merger Sub, and Ansys has supplied all such information relating to Ansys. Synopsys and Ansys have both contributed to the information related to the merger contained in this proxy statement/prospectus.
You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Synopsys and Ansys have not authorized anyone to provide you with information that is diﬀerent from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated [  ], 2024 and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.
Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Ansys stockholders nor the issuance by Synopsys of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an oﬀer to sell, or a solicitation of an oﬀer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
Unless otherwise indicated or the context requires otherwise, when used in this proxy statement/prospectus:
•
“acquisition inquiry” refers to an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Synopsys) that would reasonably be expected to lead to an acquisition proposal;

•	“acquisition proposal” refers to any offer or proposal (other than an offer or proposal made or submitted by Synopsys) contemplating or otherwise relating to any acquisition transaction;
•	“acquisition transaction” refers to any transaction or series of related transactions (other than the transactions contemplated by the merger agreement) involving:
○
any merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange, business combination, joint venture, reorganization, recapitalization, tender offer, exchange offer or other similar transaction involving Ansys, except for any such transaction in which the Ansys stockholders immediately preceding such transaction continue to hold immediately following such transaction, directly or indirectly, 85% or more of the equity interests in the surviving or resulting entity in such transaction (whether by voting power or number of shares);

○
any issuance of securities, acquisition of securities or other transaction: (a) in which a person, entity or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons or entities directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding securities of any class (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class) of Ansys; or (b) in which Ansys issues securities representing 15% or more of the outstanding securities of any class (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class) of Ansys; or

○	any sale, lease, exchange, transfer, license, sublicense or disposition by Ansys or any of its subsidiaries to any person, entity or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons or entities of any business or businesses or assets (including equity interests in any subsidiary of Ansys) that constitute or account for 15% or more of the consolidated net revenues or consolidated net income (measured based on the 12 full calendar months prior to the date of determination) or consolidated assets (measured based on fair market value as of the last day of the most recently completed calendar month) of Ansys and its subsidiaries, in each case except for sales or non-exclusive licenses or sublicenses of Ansys products in the ordinary course of business.
•
“adjournment proposal” refers to the proposal for Ansys stockholders to approve the adjournment of the Ansys special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Ansys special meeting to approve the merger agreement proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Ansys stockholders;

•	“Ansys” means ANSYS, Inc., a Delaware corporation
•	“Ansys board of directors” refers to the board of directors of Ansys;
•
“Ansys board recommendation” refers to the Ansys board of directors’ unanimous: (i) determination that the merger agreement and the merger is advisable and fair to and in the best interests of Ansys and its stockholders and (ii) recommendation that Ansys stockholders vote to adopt the merger agreement by voting “FOR” the approval of the merger agreement proposal at the special meeting;

•	“Ansys bylaws” refers to the Fifth Amended and Restated By-Laws of Ansys;
•	“Ansys charter” refers to the Restated Certificate of Incorporation of Ansys;
•	“Ansys common stock” refers to the common stock, $0.01 par value per share, of Ansys;
•
“Ansys credit agreement” refers to that certain credit agreement, dated as of June 30, 2022 (as amended by Amendment No. 1 to Credit Agreement, dated as of September 29, 2023), among Ansys, as Borrower, the Designated Borrowers from time to time party thereto, each Lender from time to time party thereto, PNC Bank, National Association, as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other L/C Issuers from time to time party thereto;

•
“Ansys excluded shares” refers to, collectively, (i) shares of Ansys common stock owned by Ansys (or in Ansys’ treasury), Synopsys or any of their respective wholly-owned subsidiaries immediately prior to the eﬀective time and (ii) shares of Ansys common stock held by a holder who has made a proper demand for appraisal of such shares in accordance with Section 262 of the DGCL and not validly withdrawn such demand or otherwise lost their rights of appraisal with respect to such shares pursuant to Section 262 of the DGCL;

•
“Ansys equity plans” refers to, collectively, the 2021 Equity and Incentive Compensation Plan, the Fourth Amended and Restated 1996 Stock Option and Grant Plan and the Fifth Amended and Restated 1996 Stock Option and Grant Plan;

•
“Ansys PSUs” refers to Ansys RSUs that vest on the basis of time and the achievement of performance targets and pursuant to which the holder has a right to receive shares of Ansys common stock or cash following the vesting or lapse of restrictions applicable to such performance stock unit;

•	“Ansys RSUs” refers to Ansys restricted stock units;
•	“Ansys stockholders” refers to holders of Ansys common stock;
•	“assumed shares” refers to shares of Synopsys common stock resulting from the conversion of residual shares remaining available for issuance under the Ansys equity plans at the effective time;
•
“capital markets issuance” refers to any of the following, the use of proceeds of which are for the satisfaction of all of Synopsys’ payment obligations under the merger agreement due at the closing: one or more issuances of non-convertible and non-exchangeable debt securities in an offering, which may consist of multiple tranches, registered under the Securities Act or in a private placement pursuant to an exemption from the registration requirements of the Securities Act;

•	“closing” refers to the completion of the merger and the other contemplated transactions;
•	“closing date” refers to the date on which the closing occurs;
•	“Code” refers to the Internal Revenue Code of 1986, as amended;
•	“combined company” refers to Synopsys immediately following the completion of the merger and the other transactions contemplated by the merger agreement;
•
“commitment parties” refers, collectively, to Bank of America, N.A., BofA Securities, Inc., HSBC Securities (USA) Inc., HSBC Bank USA, National Association, The Hongkong and Shanghai Banking Corporation Limited and JPMorgan Chase Bank, N.A.;

•
“compensation proposal” refers to the proposal for Ansys stockholders to approve on a non-binding advisory basis, the merger-related executive officer compensation payments that will or may be paid by Ansys to its named executive officers in connection with the merger;

•	“confidentiality agreement” refers to the confidentiality agreement by and between Ansys and Synopsys with respect to the transaction;
•
“conversion ratio” refers to an amount equal to the sum of the exchange ratio plus the quotient (rounded down to four decimal places) obtained by dividing the per share cash amount by the Synopsys measurement price;

•
“converted options” refers to each Ansys option (other than (i) a specified option or (ii) an out-of-the-money option held by a person or entity who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys or any of its subsidiaries) that is assumed by Synopsys and converted into an option to purchase on the same terms and conditions as were applicable under such Ansys option, a certain number of shares of Synopsys common stock;

•	“converted RSUs” refers to Ansys RSUs outstanding and unvested immediately prior to the effective time and that are not specified RSUs;
•	“Court of Chancery” refers to the Court of Chancery of the State of Delaware;
•	“debt commitment letter” refers to the commitment letter, dated as of January 15, 2024, by and among Synopsys and the commitment parties, as it may be amended from time to time;
•	“DGCL” refers to the General Corporation Law of the State of Delaware;
•	“DOJ” refers to the U.S. Department of Justice;
•
“effective time” refers to the date and time when the merger becomes effective under the DGCL, which will be the date and time at which the certificate of merger with respect to the merger is filed with the Secretary of State of the State of Delaware, or such later date and time as maybe mutually agreed to by Synopsys and Ansys and specified in the certificate of merger;

•	“end date” refers to January 15, 2025, which may be extended to July 15, 2025 and further to January 15, 2026 in certain circumstances in accordance with the terms of the merger agreement;
•
“equity award cash consideration amount” refers to an amount in cash equal to the sum of the per share cash amount plus the product of (i) the exchange ratio multiplied by (ii) the Synopsys measurement price;

•	“ESPP” refers to the Ansys 2022 Employee Stock Purchase Plan, as amended;
•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
•
“exchange ratio” refers to 0.3450, which reflects the number of shares of Synopsys common stock that Ansys stockholders will be entitled to receive in the merger for each issued and outstanding share of Ansys common stock held immediately prior to the effective time pursuant to, and in accordance with, the terms of the merger agreement;

•	“exchange ratio reduction amount” refers to the minimum amount of reduction in the exchange ratio necessary (rounded down to four decimal places) such that the aggregate number of shares of Synopsys common stock to be issued in connection with the merger (including all shares of Synopsys common stock which may be issued after the effective time pursuant to converted options and converted RSUs and assumed shares) does not exceed the maximum share number;
•	“FTC” refers to the U.S. Federal Trade Commission;
•	“GAAP” refers to U.S. generally accepted accounting principles;
•	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
•
“in-the-money option” means an option to purchase shares of Ansys common stock that is unexpired, unexercised and outstanding immediately prior to the effective time and has a per share exercise price for the Ansys common stock subject to such option that is less than the equity award cash consideration amount;

•	“maximum share number” refers to 19.9999% of the issued and outstanding shares of Synopsys common stock immediately prior to the effective time;
•	“merger” refers to the merger of Merger Sub with and into Ansys;
•	“merger agreement” refers to that certain Agreement and Plan of Merger, dated as of January 15, 2024, by and among Synopsys, Merger Sub and Ansys, as it may be amended from time to time;
•	“merger agreement proposal” refers to the proposal for the Ansys stockholders to adopt the merger agreement;
•
“merger consideration” refers to (i) 0.3450 of a share of Synopsys common stock and $197.00 in cash, without interest; (ii) any cash in lieu of fractional shares of shares of Synopsys common stock that a holder of Ansys common stock is entitled to receive pursuant to the merger agreement; and (iii) any dividends or other distributions that a holder of Ansys common stock is entitled to receive with respect to a share of Ansys common stock pursuant to the merger agreement, collectively, which each share of Ansys common stock that is outstanding immediately prior to the effective time (other than Ansys excluded shares) will be converted into the right to receive pursuant to, and in accordance with, the terms of the merger agreement;

•	“Merger Sub” refers to ALTA Acquisition Corp.;
•	“NASDAQ” refers to the Nasdaq Global Select Market;
•
“out-of-the-money option” refers to an option to purchase shares of Ansys common stock that is unexpired, unexercised and outstanding immediately prior to the effective time and which has a per share exercise price for the Ansys common stock subject to such option that is equal to or greater than the equity award cash consideration amount;

•	“per share cash amount” refers to $197.00 in cash, without interest;
•
“pre-closing period” refers to the period from the date of the merger agreement and the earlier to occur of (i) the effective time and (ii) the valid termination of the merger agreement pursuant to its terms;

•	“required Ansys stockholder vote” refers to the affirmative vote of the holders of a majority of the shares of Ansys common stock outstanding on the record date for the special meeting;
•
“revolving credit facility” refers to the amended and restated credit agreement, dated as of February 13, 2024, as it may be further amended, by and among Synopsys, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent;

•	“second request” refers to a Request for Additional Information and Documentary Material issued by the Antitrust Division of the DOJ or the FTC;
•	“Securities Act” refers to the Securities Act of 1933, as amended;
•
“specified option” refers to each in-the-money option that is vested or unvested that is held by a person who, as of immediately prior to the effective time, is no longer an employee or other service provider of Ansys or its subsidiaries;

•
“specified RSU” refers to each Ansys RSU that (i) is vested but not yet settled as of immediately prior to the effective time, (ii) is outstanding as of immediately prior to the effective time and was granted to a non-employee member of Ansys’ board of directors, (iii) vests effective as of the effective time in accordance with its terms, or (iv) is outstanding and not forfeited in accordance with its terms immediately prior to the effective time and held by a person who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys or its subsidiaries;

•
“superior offer” refers to a bona fide, written acquisition proposal submitted to Ansys after the date of the merger agreement that is on terms and conditions that the Ansys board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and Ansys’ outside legal counsel and the likelihood and timing of completion of the acquisition transaction contemplated by such acquisition proposal, to be more favorable to Ansys’ stockholders than the merger. For purposes of the reference to an “acquisition proposal” in this definition, all references to “15%” and “85%” in the definition of “acquisition transaction” will be deemed to refer to “50%”;

•	“surviving corporation” refers to Ansys, following completion of the merger, as a wholly owned subsidiary of Synopsys;
•	“Synopsys” refers to Synopsys, Inc., a Delaware corporation;
•	“Synopsys board of directors” refers to the board of directors of Synopsys;
•	“Synopsys bylaws” refers to the Amended and Restated Bylaws of Synopsys;
•	“Synopsys charter” refers to the Restated Certificate of Incorporation of Synopsys;
•	“Synopsys common stock” refers to the common stock, $0.01 par value per share, of Synopsys;
•
“Synopsys measurement price” refers to the volume weighted average trading price of Synopsys common stock for the five consecutive trading days ending on the trading day immediately prior to the date on which the effective time occurs;

•	“Synopsys RSUs” refers to Synopsys restricted stock units;
•
“term loan credit agreement” refers to the term loan facility credit agreement, dated as of February 13, 2024, by and among Synopsys, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto; and

•
A “triggering event” is deemed to have occurred if (i) the Ansys board of directors or any committee thereof has: (a) withdrawn the Ansys board recommendation; (b) modified the Ansys board recommendation in a manner adverse to Synopsys; or (c) taken, authorized or publicly proposed any of the prohibited board actions (as defined in “The Merger Agreement—Ansys Stockholder Meeting; Ansys Board Recommendation” beginning on page 103); (ii) Ansys has failed to include the Ansys board recommendation in this proxy statement/prospectus; (iii) Synopsys has requested, after an acquisition proposal has been publicly disclosed, commenced, announced or made, that the Ansys board recommendation be reaffirmed publicly, and the Ansys board of directors has failed to reaffirm, unanimously and publicly, the Ansys board recommendation within 10 business days after such request was made (or, if earlier, prior to the special meeting); (iv) a tender or exchange offer relating to shares Ansys common stock has commenced and Ansys has not sent to its securityholders, within 10 business days after the commencement of such tender or exchange offer, if such offer has not been withdrawn prior to the end of such 10 business day period (or, if earlier, prior to the special meeting), a statement disclosing that Ansys recommends rejection of such tender or exchange offer and reaffirming the board recommendation; (v) Ansys has called or convened a meeting of the Ansys stockholders to consider an acquisition proposal or has failed to convene or hold the special meeting in accordance with certain provisions of the merger agreement; or (vi) Ansys or any of its subsidiaries or any representative of Ansys or any of its subsidiaries has breached (or be deemed to have breached) any of the no-shop covenants (as defined in “The Merger Agreement—No Solicitation by Ansys” beginning on page 101) or the board recommendation covenants (as defined in “The Merger Agreement—Ansys Stockholder Meeting; Ansys Board Recommendation” beginning on page 103) in any material respect.

i

QUESTIONS AND ANSWERS
The following are some questions that you, as a stockholder of Ansys, may have regarding the merger and the other matters being considered at the special meeting of Ansys’ stockholders, and brief answers to those questions. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 169.
Q:	Why am I receiving this proxy statement/prospectus?
A:
You are receiving this proxy statement/prospectus because Synopsys has agreed to acquire Ansys through a merger of Merger Sub with and into Ansys, with Ansys surviving the merger as a wholly owned subsidiary of Synopsys. The merger agreement governs the terms of the merger and is attached to this proxy statement/prospectus as Annex A.

In order to complete the merger, among other things, Ansys stockholders must approve the merger agreement proposal. Ansys is holding a special meeting of its stockholders to obtain approval of the merger agreement proposal.
Ansys stockholders will also be asked to approve, on an advisory (non-binding) basis, the compensation proposal and to approve the adjournment proposal.
Your vote is very important, regardless of the number of shares that you own. The approval of the merger agreement proposal is a condition to the obligations of Ansys and Synopsys to complete the merger. Neither the approval of the compensation proposal nor the adjournment proposal is a condition to the obligations of Ansys or Synopsys to complete the merger.
Q:	When and where will the special meeting take place?
A:	The special meeting will be held virtually via the special meeting website, on May 22, 2024, at 11:00 a.m., Eastern Time.
Even if you plan to attend the special meeting virtually, Ansys recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting via the special meeting website. If your shares of Ansys common stock are held in street name and you wish to vote your shares at the special meeting via the special meeting website, you must have your speciﬁc 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.
Q:	Does my vote matter?
A:	Yes, your vote is very important, regardless of the number of shares that you own. The merger cannot be completed unless the merger agreement is adopted by Ansys stockholders.
As an Ansys stockholder, if you do not return or submit your proxy or vote at the special meeting as provided in this proxy statement/prospectus, the eﬀect will be the same as a vote “AGAINST” the merger agreement proposal, but will have no eﬀect on the compensation proposal or the adjournment proposal. The Ansys board of directors unanimously recommends that you vote “FOR” the merger agreement proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.
Q:	What will I receive if the merger is completed?
A:
If the merger is completed, each share of Ansys common stock outstanding as of immediately prior to the eﬀective time (other than Ansys excluded shares) will be converted into the right to receive (a) $197.00 in cash, without interest, and (b) 0.3450 of a share of Synopsys common stock. No fractional shares of Synopsys common stock will be issued upon the conversion of shares of Ansys common stock pursuant to the merger agreement. Each holder of shares of Ansys common stock who would otherwise have been entitled to receive a fraction of a share of Synopsys common stock (after aggregating all shares of Synopsys common stock issuable to such holder) will receive, in lieu thereof and upon surrender thereof, a cash payment (rounded up to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of Synopsys common stock on NASDAQ on the trading day immediately preceding the closing date. If the stock consideration to be issued by Synopsys in connection with the merger (including all shares of Synopsys common stock which may be issued after the effective time pursuant to converted options, converted RSUs and assumed shares) would exceed the maximum share number, the exchange ratio will be reduced by the exchange ratio reduction amount, and the per share cash amount will be increased by an amount equal to (i) the closing trading price of Synopsys common stock on NASDAQ for the trading day immediately preceding the closing date, multiplied by (ii) the exchange ratio reduction amount (rounded down to the nearest one-hundredth of a cent).
If the merger is completed, Ansys will no longer be a public company and Ansys common stock will be delisted from the NASDAQ, will be deregistered under the Exchange Act and will cease to be publicly traded. Synopsys common stock will, after the eﬀective time, constitute shares of the combined company.
Because each share of Ansys common stock will be exchanged for cash and a ﬁxed number of shares of Synopsys common stock, the value of the merger consideration that Ansys stockholders will receive in the merger will depend on the market price of shares of Synopsys common stock at the time the merger is completed. The market price of shares of Synopsys common stock that Ansys stockholders receive after the merger is completed could be greater than, less than or the same as the market price of shares of Synopsys common stock on the date of this proxy statement/prospectus or at the time of the special meeting. Accordingly, you should obtain current market quotations for Synopsys common stock and Ansys common stock before deciding how to vote with respect to the adoption of the merger agreement. Synopsys common stock and Ansys common stock are traded on the NASDAQ under the symbols “SNPS” and “ANSS,” respectively.
For more information regarding the merger consideration to be received by Ansys stockholders if the merger is completed, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 90.
Q:	Will Ansys equity awards be affected by the merger?
A:	Ansys Options
At the eﬀective time, each specified option will be canceled and extinguished without any action on the part of any person, and the holder thereof will be entitled to receive (subject to any applicable withholding or other taxes, or other amounts required by applicable legal requirements to be withheld) an amount in cash equal to the product of (i) the total number of shares of Ansys common stock subject to such option, multiplied by (ii) the excess of (a) the equity award cash consideration amount over (b) the per share exercise price for the Ansys common stock subject to such option.
At the effective time, each out-of-the-money option held by a person who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys and its subsidiaries will be canceled and extinguished for no consideration.
At the effective time, each option to purchase shares of Ansys common stock (other than a specified option or an out-of-the-money option held by a person who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys and its subsidiaries), whether vested or unvested will, without any action on the part of any person, be assumed by Synopsys and converted into an option to purchase, on the same terms and conditions as were applicable under such option, that number of shares of Synopsys common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Ansys common stock subject to such option, multiplied by (ii) the conversion ratio, at an exercise price per share of Synopsys common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the per share exercise price for the Ansys common stock subject to such option, by (b) the conversion ratio.
Ansys RSUs
At the effective time, each specified RSU outstanding immediately prior to the effective time, whether vested or unvested, will, without any action on the part of any person, be canceled and extinguished, and the holder thereof will be entitled to receive (subject to any applicable withholding or other taxes) (i) the merger consideration on the same terms and conditions as outstanding shares of Ansys common stock and (ii) an amount in cash equal to any accrued but unpaid dividend with respect to each specified RSU, with the number of shares of Ansys common stock subject to such specified RSUs that are performance-based to be determined based on the attainment of applicable performance metrics at (a) the actual level of performance for performance periods that lapsed in the ordinary course prior to the effective time or (b) for each other specified RSU that is performance-based, greater of the target or actual level of performance, as determined by the Ansys board of directors or a committee thereof immediately prior to the effective time.
At the effective time, each unvested Ansys RSU that is not a specified RSU, will, without any action on the part of any person, be converted into that number of Synopsys RSUs, rounded to the nearest whole share, equal to the product of (i) the number of shares of Ansys common stock subject to such restricted stock units (and, for Ansys PSUs, such number of shares of Ansys common stock will be based on the attainment of the applicable performance metrics at (x) the actual level of performance for performance periods that lapsed in the ordinary course prior to the effective time or (y) for each other Ansys PSU, greater of the target or actual level of performance, as determined by the Ansys board of directors or a committee thereof immediately prior to the effective time), including any accrued but unpaid dividend equivalents thereon, multiplied by (ii) the conversion ratio. Any converted restricted stock units will remain subject to the same terms and conditions as were applicable to the underlying restricted stock unit immediately prior to the effective time, provided that any restricted stock unit that is performance-based will only be subject to time-based vesting following the effective time.
Q:	What will happen to the Ansys 2022 Employee Stock Purchase Plan?
A:
For the ESPP, Ansys will take action to provide that: (i) no new offering period (or similar period during which shares may be purchased) will commence under the ESPP following the date of the merger agreement; (ii) participants in the ESPP may not increase their payroll deductions from those in effect on the date of the merger agreement; and (iii) no new participants may commence participation in the ESPP following the date of the merger agreement. In addition, prior to the effective time, Ansys will take all actions necessary to: (a) cause any offering period (or similar period during which shares may be purchased) in progress as of the date of the merger agreement to be the final offering period under the ESPP and to be terminated no later than five business days prior to the date on which the effective time occurs; (b) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the ESPP; (c) cause each participant’s then-outstanding share purchase right under the ESPP to be exercised as of no later than two business days prior to the date on which the effective time occurs (referred to herein as the “final exercise date”); and (d) terminate the ESPP as of, and subject to the occurrence of, the effective time. On the final exercise date, funds credited as of such date under the ESPP within the associated accumulated payroll withholding account for each participant under the ESPP will be used to purchase shares of Ansys common stock in accordance with the terms of the ESPP (as amended pursuant to the foregoing), and each share purchased immediately prior to the effective time will be canceled at the effective time and converted into the right to receive the merger consideration in accordance with the terms of the merger agreement, subject to withholding of any applicable income and employment withholding taxes. Any accumulated contributions of each participant under the ESPP as of immediately prior to the effective time will, to the extent not used to purchase shares under the ESPP, be refunded to such participant as promptly as practicable following the final exercise date (without interest).

Q:	How does the Ansys board of directors recommend that I vote at the special meeting?
A:	The Ansys board of directors unanimously recommends that you vote “FOR” the merger agreement proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.
In considering the recommendations of the Ansys board of directors, Ansys stockholders should be aware that Ansys’ directors and executive oﬃcers have interests in the merger that are diﬀerent from, or in addition to, their interests as Ansys stockholders. These interests may include, among others, the payment of severance beneﬁts and acceleration of outstanding Ansys equity awards upon certain terminations of employment or service, the payment of retention bonuses and the surviving corporation’s agreement to indemnify Ansys directors and oﬃcers against certain claims and liabilities. For a more complete description of these interests, see the information provided in the section entitled “Interests of Ansys’ Directors and Executive Oﬃcers in the Merger” beginning on page 140.
Q:	Who is entitled to vote at the special meeting?
A:
The record date for the special meeting is April 9, 2024, which is referred to as the “record date.” All holders of shares of Ansys common stock who held shares at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting. Each such holder of Ansys common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Ansys common stock that such holder owned of record as of the record date. Attendance at the special meeting via the special meeting website is not required to vote. See below and the section entitled “The Special Meeting—Methods of Voting” beginning on page 45 for instructions on how to vote your shares without attending the special meeting.

Each holder of shares of Ansys common stock of record on April 9, 2024, who has not yet received this proxy statement/prospectus will receive this proxy statement/prospectus and have the opportunity to vote on the matters described in this proxy statement/prospectus. Proxies delivered before the record date will be valid and eﬀective so long as the holder providing the proxy is a holder on the record date. If you are not a holder of record on the record date, any proxy you deliver will not be counted. If you deliver a proxy before the record date and remain a holder on the record date, you do not need to deliver another proxy after the record date. If you deliver a proxy before the record date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of Ansys common stock you own on the record date even if that number is diﬀerent from the number of shares of Ansys common stock you owned when you executed and delivered your proxy card.
Q:	What is a proxy?
A:
A stockholder’s legal designation of another person to vote shares of such stockholder’s common stock at a special meeting is referred to as a proxy. The document used to designate a proxy to vote your shares of Ansys common stock is referred to as a proxy card.

Q:	How many votes do I have for the special meeting?
A:
Each Ansys stockholder is entitled to one vote for each share of Ansys common stock held of record as of the close of business on the record date. As of the close of business on the record date, there were 87,299,981 outstanding shares of Ansys common stock.

Q:	What constitutes a quorum for the special meeting?
A:	The holders of a majority of the shares of Ansys common stock entitled to vote at the special meeting must be present or represented at the special meeting by proxy in order to constitute a quorum.
Q:	Will the Synopsys common stock that I receive in the merger be publicly traded?
A:	Yes. The shares of Synopsys common stock to be issued in the merger will be listed for trading on the NASDAQ under the symbol “SNPS.”
Q:	What happens if the merger is not completed?
A:
If the merger agreement is not adopted by Ansys stockholders or if the merger is not completed for any other reason, Ansys stockholders will not receive any merger consideration for their shares of Ansys common stock in connection with the merger. Instead, Ansys will remain an independent public company and Ansys common stock will continue to be listed and traded on the NASDAQ. If the merger agreement is terminated under speciﬁed circumstances, either Ansys or Synopsys may be required to pay the other party a termination fee. See the section entitled “The Merger Agreement—Transaction Expenses and Termination Fees” beginning on page 119 for a more detailed discussion of the respective termination fees.

Q:	Will the merger affect the board of directors of Synopsys after the merger?
A:
Yes. At the effective time, two members of the Ansys board of directors selected by mutual agreement of Synopsys and Ansys will be appointed to the Synopsys board of directors. On March 19, 2024, Synopsys and Ansys mutually agreed to designate Dr. Ajei Gopal, President and Chief Executive Officer of Ansys, to become a member of the Synopsys board of directors at the effective time, subject to completion of Synopsys’ director nomination process and satisfaction of all applicable eligibility requirements established by Synopsys’ Corporate Governance and Nominating Committee. Ansys and Synopsys have not yet determined or agreed as to the remaining member of the Ansys board of directors to be appointed to the Synopsys board of directors. For more information, see the sections entitled “The Merger Agreement—The Merger; Certificate of Incorporation and Bylaws; Directors and Officers” beginning on page 89.
Q:	What is a “broker non-vote”?
A:
Under the NASDAQ rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneﬁcial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All the proposals currently scheduled for consideration at the special meeting are “non-routine” matters.

A “broker non-vote” occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneﬁcial owner of the shares and (b) the beneﬁcial owner fails to provide the bank, broker or other nominee with such instructions. Because none of the proposals currently scheduled to be voted on at the special meeting are routine matters for which brokers may have discretionary authority to vote, Ansys does not expect there to be any broker non-votes at the special meeting.
Q:	What stockholder vote is required for the approval of each proposal at the special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the special meeting?
A:
Proposal 1: Merger agreement proposal. The adoption of the merger agreement by Ansys stockholders requires the aﬃrmative vote of a majority of the outstanding shares of Ansys common stock entitled to vote thereon. Accordingly, an Ansys stockholder’s abstention from voting, a broker non-vote or the failure of an Ansys stockholder to vote (including the failure of an Ansys stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same eﬀect as a vote “AGAINST” the merger agreement proposal.

Proposal 2: Compensation proposal. Assuming a quorum is present, approval of the compensation proposal requires the affirmative vote of a majority of the votes cast at the special meeting on this proposal. Accordingly, an Ansys stockholder’s abstention from voting, a broker non-vote or the failure of an Ansys stockholder to vote (including the failure of an Ansys stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the compensation proposal.
Proposal 3: Adjournment proposal. The special meeting may be adjourned to solicit additional proxies if there are not suﬃcient votes at the time of the special meeting to approve the merger agreement proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Ansys stockholders. Whether or not a quorum is present, the aﬃrmative vote of a majority of the votes cast at the special meeting is required to adjourn the special meeting. Accordingly, an Ansys stockholder’s abstention from voting, a broker non-vote or the failure of an Ansys stockholder to vote (including the failure of an Ansys stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the adjournment proposal.
Q:
Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for Ansys’ named executive officers referred to as the compensation proposal?

A:
Under the SEC rules, Ansys is required to seek a non-binding, advisory vote of its stockholders with respect to the compensation that may be paid or become payable to Ansys’ named executive officers that is based on or otherwise relates to the merger, also known as “golden parachute” compensation.

Q:	What happens if Ansys stockholders do not approve, by non-binding, advisory vote, the compensation proposal?
A:
The vote on the proposal to approve the merger-related compensation arrangements for Ansys’ named executive officers is separate and apart from the votes to approve the other proposals being presented at the special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon Synopsys or Ansys. Accordingly, the merger-related compensation will be paid to Ansys’ named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if Ansys’ stockholders do not approve the proposal to approve the merger-related compensation.

Q:	How can I vote my shares at the special meeting?
A:
Record Holders. Shares held directly in your name as the holder of record of Ansys common stock may be voted at the special meeting. If you choose to vote your shares virtually at the special meeting via the special meeting website, please follow the instructions on your proxy card.

Shares in “street name.” If your shares of Ansys common stock are held in street name and you wish to vote your shares at the special meeting via the special meeting website, you must have your speciﬁc 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.
Even if you plan to attend the special meeting virtually via the special meeting website, Ansys recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting via the special meeting website.
Additional information on attending the special meeting can be found under the section entitled “The Special Meeting” on page 43.
Q:	How can I vote my shares without attending the special meeting?
A:
Whether you hold your shares directly as the stockholder of record of Ansys or beneﬁcially in “street name,” you may direct your vote by proxy without attending the special meeting via the special meeting website. You can vote by proxy over the Internet, or by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneﬁcially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Additional information on voting procedures can be found under the section entitled “The Special Meeting” on page 43.
Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name?”
A:
If your shares of common stock in Ansys are registered directly in your name with American Stock Transfer & Trust Company, Ansys’ transfer agent, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy for your vote directly to Ansys or to a third party to vote, at the special meeting.

If your shares of common stock in Ansys are held by a bank, broker or other nominee, you are considered the beneﬁcial owner of shares held in “street name,” and your bank, broker or other nominee is considered the stockholder of record with respect to those shares. Your bank, broker or other nominee will send you, as the beneﬁcial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting virtually via the special meeting website; however, you may not vote these shares at the special meeting unless you obtain a signed legal proxy, executed in your favor, from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.
Q:	If my shares of Ansys common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?
A:
No. Your bank, broker or other nominee will only be permitted to vote your shares of Ansys common stock if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Under NASDAQ rules, banks, brokers and other nominees who hold shares of Ansys common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneﬁcial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all the proposals currently scheduled to be considered and voted on at the special meeting. As a result, absent speciﬁc instructions from the beneﬁcial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.
For Ansys stockholders, the eﬀect of not instructing your bank, broker or other nominee how you wish to vote your shares will be the same as a vote “AGAINST” the merger agreement proposal and will have no eﬀect on the compensation proposal (assuming a quorum is present) or the adjournment proposal.
Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you hold shares of Ansys common stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of Ansys common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus to ensure that all of your shares of Ansys common stock are voted.
Shares in “street name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.
Q:	If a stockholder submits a proxy, how are the shares of Ansys common stock voted?
A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Ansys common stock in the way that you indicate. When completing the Internet or telephone voting processes or the proxy card, you may specify whether your shares of Ansys common stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the special meeting.

Q:	How will my shares of Ansys common stock be voted if I return a blank proxy?
A:
If you sign, date and return your proxy card and do not indicate how you want your shares of Ansys common stock to be voted, then your shares of Ansys common stock will be voted in accordance with the recommendation of the Ansys’ board of directors and “FOR” the merger agreement proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.

Q:	Can I change my vote after I have submitted my proxy?
A:	Any stockholder submitting a proxy has the right to revoke it before the proxy is voted at the special meeting by doing any of the following:
•	sending a signed written notice of revocation to Ansys’ corporate secretary;
•	voting again by the Internet or telephone at a later time before the closing of the voting facilities at 11:59 p.m., Eastern Time, on the date before the special meeting;
•	submitting a properly signed proxy card with a later date; or
•	attending virtually and voting at the special meeting via the special meeting website.
Execution or revocation of a proxy will not in any way aﬀect your right to attend the special meeting via the special meeting website. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to Ansys by writing to: 2600 Ansys Drive, Canonsburg, Pennsylvania, 15317-9565, Attention: Corporate Secretary.
For more information, see the section entitled “The Special Meeting—Revocability of Proxies” beginning on page 46, as applicable.

Q:	If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?
A:
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the special meeting?
A:
The preliminary voting results for the special meeting will be announced at the special meeting. In addition, within four business days following certiﬁcation of the ﬁnal voting results, Ansys will file the final voting results of its special meeting with the SEC on a Current Report on Form 8-K.

Q:	If I do not favor the merger, what are my rights?
A:
If you are not in favor of the merger, you may vote your shares of Ansys common stock against the merger agreement proposal. Information about how Ansys stockholders may vote on the proposals being considered in connection with the merger can be found under the section entitled “The Special Meeting” beginning on page 43.

Ansys stockholders and beneficial owners who do not vote in favor of the merger may be entitled to appraisal rights under the Delaware General Corporation Law, which is referred to as the DGCL. For more information, see the section entitled “Appraisal Rights” beginning on page 157. In addition, a copy of Section 262 of the DGCL is attached as Annex C to this proxy statement/prospectus. Holders of Ansys common stock who wish to seek appraisal of their shares are in any case encouraged to seek the advice of their legal counsel and financial advisors with respect to the exercise of appraisal rights due to the complexity of the appraisal process. Failure to strictly comply with Section 262 of the DGCL may result in your waiver of, or inability to, exercise appraisal rights.
Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the merger agreement proposal?
A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 27. You also should read and carefully consider the risk factors of Synopsys and Ansys contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What happens if I sell my shares of Ansys common stock after the record date but before the special meeting?
A:
The record date is earlier than the date of the special meeting. If you transfer your shares of Ansys common stock after the record date but before the special meeting, you will, unless special arrangements are made, retain your right to vote at the special meeting.

Q:	Should I send in my stock certificates now?
A:
No. Please do not send in your stock certiﬁcates with your proxy. After the merger is completed, an exchange agent designated by Synopsys (which will be Synopsys’ transfer agent or another bank or trust company reasonably acceptable to Ansys), which is referred to as the exchange agent, will send you instructions for exchanging Ansys stock certiﬁcates for the consideration to be received in the merger. See the section entitled “The Merger Agreement—Exchange Procedures” beginning on page 93.

Q:	Who will solicit and pay the cost of soliciting proxies?
A:
Ansys has engaged Mackenzie Partners, Inc., which is referred to as Mackenzie, to assist in the solicitation of proxies for the special meeting. Ansys estimates that it will pay Mackenzie a fee of approximately $75,000, plus reimbursement for certain fees and expenses. Ansys has agreed to indemnify Mackenzie against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Ansys also may be required to reimburse banks, brokers and other custodians, nominees and ﬁduciaries or their respective agents for their expenses in forwarding proxy materials to beneﬁcial owners of Ansys common stock. Ansys’ directors, oﬃcers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.
Q:	What are the United States federal income tax consequences of the merger to U.S. holders of Ansys common stock?
A:
The receipt of the merger consideration in exchange for shares of Ansys common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, U.S. holders (as deﬁned below in the section entitled “U.S. Federal Income Tax Consequences of the Merger,” beginning on page 147) generally will recognize gain or loss equal to the difference between (i) the sum of the cash and the fair market value (as of the effective time) of the stock consideration they receive in the merger and (ii) their adjusted tax basis in Ansys common stock surrendered in exchange therefor. See the section entitled “U.S. Federal Income Tax Consequences of the Merger” for more information. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to U.S. federal, state, local and non-U.S. tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor(s) for a full understanding of the tax consequences to you of the merger.

Q:	When is the merger expected to be completed?
A:
Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 114, including the adoption of the merger agreement by Ansys stockholders, the merger is expected to be completed in the first half of 2025. However, neither Ansys nor Synopsys can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion of the merger is subject to conditions and factors outside the control of both companies. Synopsys and Ansys hope to complete the merger as soon as reasonably practicable. See also the section entitled “The Merger—Regulatory Approvals and Related Matters” beginning on page 85.

Q:	What are the conditions to completion of the merger?
A:
The merger is subject to a number of conditions to closing as speciﬁed in the merger agreement. These closing conditions include, among others, (i) the adoption of the merger agreement by the holders of a majority of the outstanding shares of Ansys common stock, (ii) the expiration or early termination of the applicable waiting period under the HSR Act and the approval of the merger under certain other antitrust and foreign investment regimes, (iii) the absence of any order, injunction, ruling issued by any governmental body in the United States or certain other jurisdictions preventing the completion of the merger that remains in effect, or legal requirement enacted or deemed applicable by a governmental body in certain jurisdictions making the completion of the merger illegal, (iv) the effectiveness of the registration statement of Synopsys pursuant to which shares of Synopsys common stock to be issued in the merger will be registered with the SEC and the absence of any stop order or proceedings by the SEC with respect thereto, (v) the shares of Synopsys common stock to be issued in the merger being approved for listing on the NASDAQ, (vi) the accuracy of certain representations and warranties of the other party and the compliance by such other party with certain of its covenants, in each case, subject to the materiality standards set forth in the merger agreement and (vii) the absence of a material adverse effect with respect to Synopsys or Ansys after the date of the merger agreement that is continuing. No assurance can be given that the required stockholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisﬁed, and, even if all required consents and approvals are obtained and the conditions are satisﬁed, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the merger could cause Synopsys not to realize, or to be delayed in realizing, some or all the beneﬁts that Synopsys and Ansys expect to achieve if the merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisﬁed or waived before completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 114.

Q:	What equity stakes will Ansys stockholders hold in Synopsys immediately following the merger?
A:
Upon completion of the merger, Ansys stockholders are expected to hold approximately 16.5% of the issued and outstanding shares of the combined company immediately following the completion of the merger. The exact equity stake of Ansys stockholders in the combined company immediately following the merger will depend on the number of shares of Synopsys common stock and Ansys common stock issued and outstanding immediately before the merger.

Q:	If I am an Ansys stockholder and I have not demanded my appraisal rights, how will I receive the merger consideration to which I am entitled?
A:
If you hold your shares of Ansys common stock through The Depository Trust Company, which is referred to as DTC, in book-entry form and you have not demanded your appraisal rights (more information on appraisal rights may be found in the section entitled “Appraisal Rights” beginning on page 157), you will not be required to take any speciﬁc actions to exchange your shares for the merger consideration. After the completion of the merger, shares of Ansys common stock held through DTC in book-entry form will be automatically exchanged for the cash consideration and for shares of Synopsys common stock in book-entry form and cash to be paid in lieu of any fractional share of Synopsys common stock to which you are entitled. If you hold your shares of Ansys common stock in certiﬁcated form, or in book-entry form but not through DTC, after receiving the proper documentation from you, following the eﬀective time, the exchange agent will deliver to you the cash consideration, the Synopsys common stock (in book-entry form) and cash in lieu of fractional shares to which you are entitled. More information may be found in the sections entitled “The Merger—Exchange of Shares and Payment Procedures” beginning on page 87 and “The Merger Agreement—Exchange Procedures” beginning on page 93.

Q:	What should I do now?
A:
You should read this proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.

Q:	Whom do I call if I have questions about the special meeting or the merger?
A:	If you have questions about the special meeting or the merger, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact Ansys’ proxy solicitor:
Mackenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Call toll free: (800) 322-2885
Email: proxy@mackenziepartners.com
If your shares are held for you by a bank, broker, trust or other nominee, you should also call your bank, broker, trust or other nominee for additional information.

SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this proxy statement/prospectus. This summary highlights selected information from this proxy statement/prospectus and does not contain all the information that may be important to you as an Ansys stockholder. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire proxy statement/prospectus, its annexes and exhibits and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 169.
The Parties to the Merger (see page 41)
ANSYS, Inc.
Ansys, headquartered in Canonsburg, Pennsylvania is a leading global supplier of engineering simulation software and services widely used by engineers, designers, researchers and students across a broad spectrum of industries and academia, including high-tech, aerospace and defense, automotive, energy, industrial equipment, materials and chemicals, consumer products, healthcare and construction. Ansys focuses on the development of open and flexible solutions that enable users to analyze designs on-premises and/or via the cloud, providing a common platform for fast, efficient and cost-conscious product development, from design concept to final-stage testing, validation and deployment. For more than 50 years, Ansys software has enabled innovators across industries to push the boundaries of product design by using the predictive power of simulation. Ansys helps close the gap between design and reality with Ansys simulation. From sustainable transportation to advanced semiconductors, from satellite systems to life-saving medical devices, Ansys powers innovation that drives human advancement. Ansys’ principal executive offices are located at 2600 Ansys Drive, Canonsburg, PA 15317 and its telephone number is (844) 462-6797.
Synopsys, Inc.
Synopsys is a global leader in supplying the electronic design automation (EDA) software that engineers use to design and test integrated circuits, also known as chips or silicon. Synopsys also offers a broad and comprehensive portfolio of semiconductor intellectual property products and is a leading provider of software tools and services that improve the security, quality and compliance of software in a wide variety of industries. Synopsys operates in three segments: Design Automation, Design IP and Software Integrity. Synopsys’ principal executive offices are located at 675 Almanor Avenue Sunnyvale, California 94085 and its telephone number is (650) 584-5000.
ALTA Acquisition Corp.
ALTA Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Synopsys, was formed solely for the purpose of facilitating the merger. Merger Sub has not conducted any material business prior to the date of the merger agreement and has no material assets or material obligations of any nature, other than those incident to its formation and those incurred in connection with the merger agreement. By operation of the merger, Merger Sub will be merged with and into Ansys, with Ansys surviving the merger as a wholly owned subsidiary of Synopsys.
The Merger and the Merger Agreement (see pages 51 and 89)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Pursuant to the merger agreement, Merger Sub will merge with and into Ansys. After the eﬀective time, Ansys will be the surviving corporation and a wholly owned subsidiary of Synopsys. Following the merger, Ansys common stock will be delisted from the NASDAQ, deregistered under the Exchange Act and will cease to be publicly traded.

Post-Closing Synopsys Board of Directors (see page 86)
At the effective time, two members of the Ansys board of directors selected by mutual written agreement of Synopsys and Ansys will become members of the Synopsys board of directors, subject to each such designated director having completed Synopsys’ director nomination process and having satisfied all applicable eligibility requirements of the Synopsys board of directors’ Corporate Governance and Nominating Committee. If the effective time occurs less than six months prior to the next annual meeting of Synopsys’ stockholders, Synopsys will nominate each such designated director for election at such meeting (unless such person is unable or unwilling to serve as a result of illness, death, resignation or other reason). On March 19, 2024, Synopsys and Ansys mutually agreed to designate Dr. Ajei Gopal to become a member of the Synopsys board of directors at the effective time, subject to completion of Synopsys’ director nomination process and satisfaction of all applicable eligibility requirements established by Synopsys’ Corporate Governance and Nominating Committee. Ansys and Synopsys have not yet determined or agreed as to the remaining member of the Ansys board of directors to be appointed to the Synopsys board of directors.
Merger Consideration (see page 90)
At the eﬀective time, each share of Ansys common stock issued and outstanding immediately prior to the effective time (other than Ansys excluded shares) will be converted into the right to receive $197.00 in cash, without interest, and 0.3450 of a share of Synopsys common stock, plus cash in lieu of any fractional shares.
The exchange ratio is ﬁxed, which means that it will not change between now and the date of the merger (except if the number of shares of Synopsys common stock to be issued in connection with the merger would otherwise exceed the maximum share number), regardless of whether the market price of either Synopsys common stock or Ansys common stock changes. No fractional shares of Synopsys common stock will be issued upon the conversion of shares of Ansys common stock pursuant to the merger agreement. Each Ansys stockholder that otherwise would have been entitled to receive a fraction of a share of Synopsys common stock will be entitled to receive cash in lieu of a fractional share.
If the stock consideration to be issued by Synopsys in connection with the merger (including all shares of Synopsys common stock which may be issued after the effective time pursuant to converted options, converted RSUs and assumed shares) would exceed the maximum share number, the exchange ratio will be reduced by the exchange ratio reduction amount, and the per share cash amount will be increased by an amount equal to (i) the closing trading price of Synopsys common stock on NASDAQ for the trading day immediately preceding the closing date, multiplied by (ii) the exchange ratio reduction amount (rounded down to the nearest one-hundredth of a cent).
Treatment of Ansys Equity Awards; Assumed Shares and the ESPP (see page 91)
Treatment of Stock Options
At the effective time, each specified option will be canceled and extinguished, and the holder thereof will be entitled to receive (subject to any applicable withholding or other taxes, or other amounts required by applicable legal requirements to be withheld) an amount in cash equal to the product of (i) the total number of shares of Ansys common stock subject to such Ansys option multiplied by (ii) the excess of (a) the equity award cash consideration amount over (b) the per share exercise price for the Ansys common stock subject to such specified option.
At the effective time, each Ansys option (other than (a) a specified option or (b) an out-of-the-money option held by a person who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys and its subsidiaries), whether vested or unvested, will be assumed and converted into an option to purchase, on the same terms and conditions as were applicable under such Ansys option, a number of shares of Synopsys common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Ansys common stock subject to such Ansys option, multiplied by (ii) the conversion ratio, at an exercise price per share of Synopsys common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the per share exercise price for the Ansys common stock subject to such Ansys option, by (b) the conversion ratio.
At the effective time, each out-of-the-money option held by a person or entity who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys and its subsidiaries will be canceled and extinguished for no consideration.

Treatment of Restricted Stock Units
At the effective time, each Ansys RSU that is outstanding and unvested immediately prior to the effective time that is not a specified RSU will be converted into the number of Synopsys restricted stock units (rounded to the nearest whole share) equal to the product of (i) the number of shares of Ansys common stock subject to such Ansys RSU (and, for Ansys PSUs, such number of shares of Ansys common stock will be based on the attainment of the applicable performance metrics at the (x) actual level of performance for performance periods that lapsed in the ordinary course prior to the effective time or (y) for each other Ansys PSU, greater of the target or actual level of performance, as determined by the Ansys board of directors or a committee thereof immediately prior to the effective time), including any accrued but unpaid dividend equivalents thereon, multiplied by (ii) the conversion ratio. Any converted RSUs will remain subject to the same terms and conditions as were applicable to the underlying restricted stock unit immediately prior to the effective time provided that any restricted stock unit that is performance-based will only be subject to time-based vesting following the effective time.
At the effective time, each specified RSU outstanding immediately prior to the effective time, whether vested or unvested, will be canceled and extinguished, and the holder thereof will be entitled to receive (subject to any applicable withholding taxes) (x) the merger consideration, on the same terms and conditions as outstanding shares of Ansys common stock and (y) an amount in cash equal to any accrued but unpaid dividend equivalents with respect to each specified RSU; provided, however, that the number of shares of Ansys common stock subject to those specified RSUs that are Ansys PSUs will be determined based on the attainment of applicable performance metrics at the (x) actual level of performance for performance periods that lapsed in the ordinary course prior to the effective time or (y) for each other such Ansys PSU, greater of the target or actual level of performance, as determined by the Ansys board of directors or a committee thereof immediately prior to the effective time.
Assumed Shares
If requested by Synopsys in writing prior to the effective time, any residual shares (as defined in “The Merger Agreement—Assumed Shares” beginning on page 91) will be converted at the effective time into assumed shares.
Treatment of the ESPP (see page 92)
As soon as practicable after the date of the merger agreement, Ansys will take all action that may be necessary to provide that: (i) no new offering period (or similar period during which shares may be purchased) will commence under the ESPP following the date of the merger agreement; (ii) participants in the ESPP as of the date of the merger agreement may not increase their payroll deductions under the ESPP from those in effect on the date of the merger agreement; and (iii) no new participants may commence participation in the ESPP following the date of the merger agreement.
In addition, prior to the effective time, Ansys will take all such action as may be necessary to: (i) cause any offering period (or similar period during which shares may be purchased) in progress as of the date of the merger agreement to be the final offering period under the ESPP and to be terminated no later than five business days prior to the date on which the effective time occurs; (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the ESPP; (iii) cause each participant’s then-outstanding share purchase right under the ESPP to be exercised by no later than final exercise date; and (iv) terminate the ESPP as of, and subject to the occurrence of, the effective time. On the final exercise date, the funds credited as of such date under the ESPP within the accumulated payroll withholding account for each participant under the ESPP will be used to purchase shares of Ansys common stock in accordance with the terms of the ESPP, and each share purchased thereunder immediately prior to the effective time will be canceled at the effective time and converted into the right to receive the merger consideration in accordance with the merger agreement, subject to applicable withholding taxes. Any accumulated contributions under the ESPP as of immediately prior to the effective time will, to the extent not used to purchase shares in accordance with the terms and conditions of the ESPP (as amended pursuant to the foregoing), be refunded to such plan participant as promptly as practicable following the final exercise date (without interest).

Financing of the Merger (see page 81)
Synopsys anticipates that the funds needed to complete the transactions contemplated by the merger agreement will be derived from a combination of available cash on hand of Synopsys and Ansys and third-party debt financing, which may include some combination of the following: (i) a senior unsecured term loan credit facility, (ii) a senior unsecured bridge term loan facility and/or (iii) one or more issuances of senior unsecured notes.
On January 15, 2024, in connection with its entry into the merger agreement, Synopsys entered into the debt commitment letter, under which the commitment parties committed to provide to Synopsys senior unsecured bridge term loans in an aggregate principal amount of up to $16 billion, to be comprised of two tranches, an $11.7 billion tranche (“Bridge Tranche 1”) and a $4.3 billion tranche (“Bridge Tranche 2”), such commitments to be reduced by (i) the amount of net cash proceeds received by Synopsys from certain equity issuances, (ii) the amount of net cash proceeds received by Synopsys from certain divestitures and non-ordinary course dispositions of assets, (iii) term loan commitments under certain qualifying term loan facilities and (iv) the amount of net cash proceeds received by Synopsys from certain incurrences of debt. The commitments to provide the bridge loans may also be terminated in whole or reduced in part at the option of Synopsys. The proceeds of any funded bridge loans will be used by Synopsys on the closing date to fund part of the cash portion of the merger consideration and to pay related transaction fees and expenses. The commitments under the debt commitment letter are subject to customary closing conditions for similar facilities.
On February 13, 2024, Synopsys entered into the term loan credit agreement, which provides Synopsys with the ability to borrow up to $4.3 billion at the closing of the merger, subject to satisfaction of customary closing conditions for similar facilities, for the purpose of financing the cash portion of the merger consideration and paying related fees and expenses in connection with the merger and the other transactions contemplated by the merger agreement.
Effective February 13, 2024, Synopsys terminated the Bridge Tranche 2 commitments in full under the debt commitment letter, in lieu of which, Synopsys expects to borrow the committed amounts available under the term loan credit agreement. The Bridge Tranche 1 commitments under the debt commitment letter in the aggregate amount of $11.7 billion remain in effect as of the date hereof.
On or prior to the closing date, Synopsys expects to issue senior unsecured notes in one or more registered offerings or in one or more Rule 144A or other private placement offerings in an aggregate principal amount of up to $11.7 billion (the “Synopsys Notes”) which will be used by Synopsys on the closing date to fund part of the cash portion of the merger consideration and to pay related transaction fees and expenses in lieu of any borrowings under the Bridge Tranche 1 commitments under the debt commitment letter. The Synopsys Notes are expected to be subject to customary covenants and other terms and conditions that are consistent in all material respects with market practice for comparable issuers.
For more information about the financing of the transactions contemplated by the merger agreement, see “The Merger—Financing the Merger” beginning on page 81 and “The Merger Agreement—Financing Matters” beginning on page 110.
In addition, the pro forma financials also assume a draw down under the revolving credit facility of $850 million in order to complete the merger. Synopsys believes that cash generated from operations and the availability of funds under the debt commitment letter commitments and the term loan credit agreement will provide sufficient cash availability to cover the anticipated requirement to fund the merger at the time of actual closing. Borrowings from the revolving credit facility are assumed to be drawn only because the pro forma is prepared assuming the merger closed on January 31, 2024; however, Synopsys does not anticipate borrowing under the revolving credit facility upon actual closing. For more information see the section entitled “The Merger—Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 78.
On February 13, 2024, Synopsys amended the revolving credit facility pursuant to which certain amendments became effective on February 13, 2024 and certain additional amendments will become effective upon the completion of the merger pursuant to the merger agreement, including, among others, amendments to the financial covenant to allow netting of the cash proceeds of certain debt incurred to finance the merger. The revolving credit facility provides an unsecured $850 million committed multicurrency revolving loan facility and an unsecured uncommitted incremental revolving loan facility of up to $150 million. For more information about the revolving credit facility, see “The Merger—Financing the Merger” beginning on page 81.

Recommendation of the Ansys Board of Directors; Ansys’ Reasons for the Merger (see page 68)
The Ansys board of directors unanimously recommends that Ansys stockholders vote “FOR” the merger agreement proposal, “FOR” the compensation proposal, and “FOR” the adjournment proposal. For a description of the factors considered by the Ansys board of directors in reaching this decision, including potentially negative factors against which these advantages and opportunities were weighed, and additional information on the recommendation of the Ansys board of directors, see the section entitled “The Merger—Recommendation of the Ansys Board of Directors; Ansys’ Reasons for the Merger” beginning on page 68.
Opinion of Qatalyst Partners (see page 72 and Annex B)
Ansys selected Qatalyst Partners to act as Ansys’ financial advisor based on Qatalyst Partners’ long-standing relationship with Ansys as well as Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of Ansys and the industry in which it operates. On January 15, 2024, at the meeting of the Ansys board of directors at which the merger agreement was approved, Qatalyst Partners LP, which is referred to as “Qatalyst Partners,” Ansys’ financial advisor in connection with the merger, rendered to the Ansys board of directors an oral opinion, subsequently confirmed by delivery of a written opinion, dated January 15, 2024, to the effect that, as of such date, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its written opinion, the merger consideration to be received pursuant to, and in accordance with, the terms of the merger agreement was fair, from a financial point of view, to holders of shares of Ansys common stock (other than Synopsys or any affiliate of Synopsys).
The full text of Qatalyst Partners’ written opinion, dated January 15, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by Qatalyst Partners in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Qatalyst Partners provided advisory services and its opinion for the information and assistance of the Ansys board of directors in connection with its consideration of the merger. The summary of the opinion of Qatalyst Partners set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Ansys stockholders are urged to read the opinion in its entirety. Qatalyst Partners’ written opinion was addressed to the Ansys board of directors (in its capacity as such) in connection with and for the purpose of its evaluation of the merger, was directed only to the fairness of the merger consideration, from a financial point of view, to holders of shares of Ansys common stock (other than Synopsys or any affiliate of Synopsys), and did not address any other aspect of the merger. Qatalyst Partners expressed no opinion as to the underlying decision by Ansys to engage in the merger. The issuance of Qatalyst Partners’ opinion was approved by its opinion committee in accordance with its customary practice. The opinion does not constitute a recommendation to any Ansys stockholder as to how such stockholder should vote with respect to the merger or any other matter and does not in any manner address the price at which Ansys common stock will trade or otherwise be transferable at any time. Pursuant to an engagement letter between Ansys and Qatalyst Partners, Ansys has agreed to pay Qatalyst Partners a transaction fee that is estimated, based on the information available as of the date of announcement, at $110 million, $250,000 of which was payable upon the execution of the engagement letter, $5 million of which was payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, the completion of the merger.
For a description of the opinion that the Ansys board of directors received from Qatalyst Partners, see “The Merger—Opinion of Qatalyst Partners” beginning on page 72.
The Special Meeting (see page 43)
The special meeting will be held virtually on May 22, 2024, beginning at 11:00 a.m., Eastern Time. The purposes of the special meeting are as follows:
Proposal 1: Adoption of the Merger Agreement. To consider and vote on the merger agreement proposal;
Proposal 2: Advisory (Non-Binding) Vote on Merger-Related Compensation for Named Executive Officers. To consider and vote on the compensation proposal; and
Proposal 3: Adjournment of the Special Meeting. To consider and vote on the adjournment proposal.

Completion of the merger is conditioned on the approval of the merger agreement proposal by Ansys stockholders. Approval of the advisory proposal concerning the merger-related compensation arrangements for Ansys’ named executive officers is not a condition to the obligation of either Ansys or Synopsys to complete the merger.
Only holders of record of issued and outstanding shares of Ansys common stock as of the close of business on April 9, 2024 the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Ansys stockholders may cast one vote for each share of Ansys common stock that Ansys stockholders owned as of that record date.
Assuming a quorum is present at the special meeting, the merger agreement proposal requires the affirmative vote of a majority of the outstanding shares of Ansys common stock entitled to vote thereon. Shares of Ansys common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the proposal to adopt the merger agreement.
Assuming a quorum is present at the special meeting, approval of the compensation proposal requires the affirmative vote of a majority of the votes cast at special meeting on this proposal. Accordingly, a failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the compensation proposal.
Whether or not there is a quorum, the approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast at the special meeting on this proposal. Accordingly, a failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the adjournment proposal.
Interests of Ansys’ Directors and Executive Officers in the Merger (see page 140)
When considering the foregoing recommendation of the Ansys board of directors that you vote to approve the proposal to adopt the merger agreement, Ansys stockholders should be aware that Ansys’ directors and executive officers may have interests in the merger that are different from, or in addition to, Ansys stockholders more generally. In (1) evaluating and negotiating the merger agreement, (2) approving the merger agreement and the merger and (3) recommending that the merger agreement be adopted by Ansys stockholders, the Ansys board of directors was aware of and considered these interests, among other matters. These interests include:
•
at the effective time, each Ansys equity award held by a director or executive officer will receive the treatment described in the section entitled “The Merger Agreement—Treatment of Ansys Equity Awards”;

•
eligibility of Ansys’ executive officers to receive severance payments and benefits (including equity award vesting acceleration) either under their employment agreement with Ansys or under an Ansys executive severance plan or award agreement, as described in more detail in the section of this proxy statement captioned “The Merger—Interests of Ansys’ Directors and Executive Officers in the Merger—Potential Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time”;

•
receipt by each non-employee member of the Ansys board of directors of a one-time cash payment of $35,000 and a monthly cash payment in the amount of $15,000 for the period commencing in September 2023 and through and including the earlier to occur of the month in which the effective time occurs and the month in which the merger agreement is terminated in accordance with its terms, as described in more detail in the section of this proxy statement captioned “The Merger—Interests of Ansys’ Directors and Executive Officers in the Merger—Non-Employee Director Compensation”;

•	appointment to the Synopsys board of directors of two members of the Ansys board of directors who are mutually agreed between Ansys and Synopsys; and
•	continued indemnification and directors’ and officers’ liability insurance to be provided by the surviving corporation.
If the proposal to adopt the merger agreement is approved, the shares of Ansys common stock held by Ansys directors and executive officers will be treated in the same manner as outstanding shares of Ansys common stock held by all other Ansys stockholders. For more information, see the section of this proxy statement captioned “The Merger—Interests of Ansys’ Directors and Executive Officers in the Merger.”

Certain Beneficial Owners of Ansys Common Stock (see page 165)
At the close of business on April 9, 2024, the latest practicable date before the date of this proxy statement/prospectus, Ansys’ directors and executive officers and their affiliates, as a group, owned and were entitled to vote approximately 241,903 shares of Ansys common stock, collectively representing approximately 0.3% of the shares of Ansys common stock outstanding as of that date. Although none of them has entered into any agreement obligating them to do so, Ansys currently expects that all its directors and executive officers will vote their shares “FOR” the merger agreement proposal, “FOR” the compensation proposal, and “FOR” the adjournment proposal. For more information regarding the security ownership of Ansys directors and executive officers, see the information provided in the section entitled “Certain Beneficial Owners of Ansys Common Stock” beginning on page 165.
Regulatory Approvals and Related Matters (see page 106)
Synopsys and Ansys have determined as of the date of this proxy statement/prospectus to make notifications pursuant to antitrust and competition laws with the appropriate regulators in the European Union, Israel, Japan, South Korea, Taiwan, Turkey, the United Kingdom and the United States (collectively, the “specified antitrust jurisdictions”), and may make notifications in other jurisdictions in the future as described in the section titled “The Merger—Regulatory Approvals and Related Matters” (in which case, such other jurisdictions may be deemed to be specified antitrust jurisdictions). The parties have also determined as of the date of this proxy statement/prospectus to make notifications pursuant to foreign investment laws with the appropriate regulators in Austria, Belgium, Canada, France, Germany, Ireland, Italy, Spain, Sweden and the United Kingdom (the “specified foreign investment jurisdictions” and, together with the specified antitrust jurisdictions, the “specified jurisdictions”), and may make notifications in other jurisdictions in the future as described in the section titled “The Merger—Regulatory Approvals and Related Matters” (in which case, such other jurisdictions may be deemed to be specified foreign investment jurisdictions).
The obligations of Synopsys and Ansys to complete the merger are subject to, among other conditions, the expiration or early termination of any waiting period (and any extension thereof) under the HSR Act. Under the HSR Act, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period. If the FTC or DOJ issues a second request before the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Synopsys and Ansys each filed an HSR notification with the FTC and the DOJ on January 29, 2024. On February 28, 2024, Synopsys withdrew its HSR notification and refiled it on March 1, 2024. On April 1, 2024, Synopsys and Ansys each received a request for additional information (second request) from the FTC under the HSR Act.
In addition, the obligations of Synopsys and Ansys to complete the merger are subject to the receipt of clearance or approval by (i) antitrust or competition authorities in the other specified antitrust jurisdictions and (ii) foreign investment authorities in the specified foreign investment jurisdictions. The parties must observe mandatory waiting periods and/or obtain the necessary approvals, clearances or consents pursuant to certain of these foreign laws before completing the transactions. In deciding whether to grant foreign investment approval, consent or clearance, foreign investment authorities generally will consider the effect of the transactions on national security or national interest within their jurisdictions, in particular with respect to sensitive sectors, critical infrastructure, critical technology, and access to personal identifiable information or sensitive personal data. Many jurisdictions have recently adopted, expanded, and/or are continuing to expand their foreign investment review regimes, and foreign investment authorities can have significant discretion in the interpretation and enforcement of such regimes. If new or existing regimes are enacted or updated prior to closing, or a foreign investment authority determines that the parties have failed to make a mandatory notification, the parties may be required to make additional foreign investment filings and/or be subject to fines, penalties, divestiture, or other regulatory actions.
Other state or foreign antitrust, competition and foreign investment authorities may take action under the laws of their jurisdictions, including those where we do not believe we meet the thresholds for filing, and could require additional filings or review processes and which could include seeking to enjoin the completion of the transactions. For more information about regulatory approvals relating to the transactions, see the sections titled “The Merger—Regulatory Approvals and Related Matters” and “The Merger Agreement—Conditions to the Completion of the Merger.”
Subject to certain limitations in the merger agreement, each of Synopsys and Ansys is required to use its reasonable best efforts to take, or cause to be taken, all actions necessary to complete the merger and make effective the other transactions contemplated by the merger agreement on a timely basis, including to: (i) make all filings (if any), give all notices (if any) and provide all information (if any) required to be made, given or provided by such party in connection with the merger or any of the other transactions contemplated by the merger agreement; (ii) consult with such party’s employees to the extent required under any applicable legal requirement in connection with the merger or any of the other transactions contemplated by the merger agreement; and (iii) obtain each consent (if any) required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the merger or any of the other transactions contemplated by the merger agreement.
Appraisal Rights (see page 157)
If the proposed transaction is completed and certain other statutory requirements described herein are met, Ansys stockholders of record and beneficial owners who do not vote in favor of the merger agreement proposal, who continuously hold such shares through the effective time and who properly demand appraisal of their shares may be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. This means that Ansys stockholders of record and beneficial owners are entitled to have their shares appraised by the Court of Chancery and to receive in lieu of the merger consideration a cash payment of an amount determined by the Court of Chancery equal to the “fair value” of their Ansys common stock, exclusive of any elements of value arising from the accomplishment or expectation of the merger, together with interest to be paid on the amount determined to be fair value, if any, as determined by the Court of Chancery or as described further herein, so long as they comply with the procedures established by Section 262 of the DGCL and certain other conditions relating to stock ownership thresholds are met.
A detailed description of the procedures required to be followed in order to perfect appraisal rights by Ansys stockholders of record and beneficial owners if desired is included in the section entitled “Appraisal Rights” beginning on page 157 of this proxy statement/prospectus, which detailed description is qualified by reference to the full text of Section 262 of the DGCL attached as Annex C to this proxy statement/prospectus. Due to the complexity of the procedures described above, Ansys stockholders who are considering exercising such rights are encouraged to carefully review Annex C and seek the advice of their legal counsel and financial advisors. Failure to comply strictly with these procedures will result in loss of the right of appraisal.
Ansys stockholders of record and beneficial owners considering seeking appraisal should be aware that the fair value of their shares of Ansys common stock as determined by the Court of Chancery pursuant to Section 262 of the DGCL could be more than, the same as or less than the value of the merger consideration.
Conditions to the Completion of the Merger (see page 114)
Under the merger agreement, the obligations of each of Synopsys and Ansys to complete the merger are subject to the satisfaction or waiver, at or prior to the completion of the merger, of each of the following conditions:
•
the registration statement of which this proxy statement/prospectus is a part becoming effective in accordance with the provisions of the Securities Act, no stop order suspending its effectiveness being issued by the SEC and remaining in effect and there being no proceedings for that purpose having been initiated or threatened in writing by the SEC that have not been withdrawn;

•	the shares of Synopsys common stock to be issued in the merger being approved for listing (subject to official notice of issuance) on the NASDAQ;
•	the merger agreement being duly adopted at the special meeting by the required Ansys stockholder vote;

•
the expiration or termination of the waiting period (and any extension thereof) applicable to the completion of the merger under the HSR Act, and any period of time (and any extension thereof) agreed to with a governmental body in the United States not to complete the merger having expired or having been terminated;

•
the expiration or termination of any waiting period (and any extension thereof) applicable to the completion of the merger under applicable foreign antitrust law or regulation of the specified jurisdictions, and the expiration or termination of any period of time (and any extension thereof) agreed to with a governmental body in any specified jurisdiction not to complete the merger;

•
any governmental authorization or other consent required under applicable foreign antitrust law or regulation or foreign investment law in connection with the merger in each specified jurisdiction being obtained and being in full force and effect; and

•
no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the merger having been issued by any governmental body in any of the specified jurisdictions and remains in effect, and there having not been any legal requirement enacted or deemed applicable to the merger by any governmental body in any specified jurisdiction that makes completion of the merger illegal.

In addition, each party’s obligation to complete the merger is subject to, among other things, the accuracy of certain representations and warranties of the other party and the compliance by the other party with its covenants, in each case, subject to the materiality standards set forth in the merger agreement, and the absence of any material adverse effect affecting the other party after the date of the merger agreement that is continuing.
Neither Synopsys nor Ansys can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
No Solicitation of Acquisition Proposals (see page 101)
The merger agreement contains certain non-solicitation covenants, under which, subject to the exceptions summarized below, Ansys has agreed that it will not, and will cause each of its subsidiaries and its and their respective directors, officers and employees not to, and will use its reasonable best efforts to cause its and their respective other representatives not to, in each case, directly or indirectly, take any of the following actions:
•
solicit, initiate, knowingly encourage, assist, induce or facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry (including by approving any transaction, or approving any person or entity (other than Synopsys and its affiliates) becoming an “interested stockholder” for purposes of Section 203 of the DGCL) or take any action that would reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•
furnish or otherwise provide access to any non-public information regarding Ansys or any of its subsidiaries to any person or entity in connection with or in response to an acquisition proposal or acquisition inquiry;

•
engage in discussions or negotiations with any person or entity with respect to any acquisition proposal or acquisition inquiry (other than to inform such person or entity of the non-solicitation covenants in the merger agreement);

•	approve, endorse or recommend any acquisition proposal;
•
enter into any letter of intent, memorandum of understanding, agreement in principle or similar document or any contract relating to, or that contemplates or would reasonably be expected to result in, an acquisition transaction (other than an acceptable confidentiality agreement, as defined in “The Merger Agreement—No Solicitation by Ansys” beginning on page 101); or

•	resolve or publicly propose to take any of the foregoing actions.
In addition, under the merger agreement, Ansys has agreed, among other things, that it will, and will cause each of its subsidiaries and its and their respective directors, officers and employee to, and will use its reasonable best efforts to cause its and their respective other representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement or assistance of, or discussions or negotiations with, any person or entity relating to any acquisition proposal or acquisition inquiry.

Under the merger agreement, however, prior to the approval of the merger agreement proposal, under certain specified circumstances and subject to certain conditions, Ansys may furnish non-public information regarding Ansys and its subsidiaries to, and may enter into discussions or negotiations with, any person or entity (and its representatives) in response to a bona fide, written acquisition proposal that is made to Ansys after the date of the merger agreement by such person or entity (and not withdrawn).
Under the merger agreement, Ansys has also agreed to promptly (and in no event later than 24 hours after receipt thereof) advise Synopsys in writing if Ansys or any of its subsidiaries or representatives receives an acquisition proposal or an acquisition inquiry at any time during the pre-closing period.
Ansys Change of Recommendation (see page 103)
The merger agreement provides that, subject to certain exceptions, the Ansys board of directors (including any committee thereof) may not:
•	withdraw or modify in a manner adverse to Synopsys, or permit the withdrawal or the modification in a manner adverse to Synopsys of, the Ansys board recommendation;
•	recommend the approval, acceptance or adoption of, or approve, endorse, accept or adopt, any acquisition proposal;
•
approve or recommend, or cause or permit Ansys or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar document or contract relating to, or that contemplates or would reasonably be expected to result in, an acquisition transaction (other than an acceptable confidentiality agreement); or

•
resolve, agree or publicly propose, or permit Ansys or any of its subsidiaries, or any of its or their respective representatives, to agree or publicly propose, to take any of the actions contemplated in any of the preceding bullets.

Notwithstanding the restrictions described above, the merger agreement provides that, prior to the approval of the merger agreement proposal, the Ansys board of directors may, subject to compliance with certain obligations set forth in the merger agreement (including providing Synopsys with prior written notice and during such notice period, engaging (to the extent requested by Synopsys) in good faith negotiations with Synopsys to amend the terms of the merger agreement) withdraw or modify the Ansys board recommendation if it receives a bona fide, written acquisition proposal that did not result from a breach of the no-shop provisions or board recommendation covenants in any material respect and has not been withdrawn, the Ansys board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and Ansys’ outside legal counsel, that such acquisition proposal constitutes a superior offer and that the failure to withdraw or modify the Ansys board recommendation or the failure to terminate the agreement pursuant to the fiduciary out termination right would be inconsistent with the fiduciary obligations of the Ansys board of directors under applicable legal requirements in light of such superior offer.
In addition, the Ansys board of directors is permitted, under certain circumstances, prior to the approval of the merger agreement proposal, subject to compliance with certain obligations set forth in the merger agreement (including providing Synopsys with prior written notice and during such notice period, engaging (to the extent requested by Synopsys) in good faith negotiations with Synopsys to amend the terms of the merger agreement) to withdraw or modify the Ansys board recommendation in response to a change in circumstances (as defined in “The Merger Agreement—Ansys Stockholder Meeting; Ansys Board Recommendation” beginning on page 103) (unrelated to an acquisition proposal) if the Ansys board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized repute and Ansys’ outside legal counsel, that the failure to withdraw or modify the Ansys board recommendation would be inconsistent with the fiduciary obligations of the Ansys board of directors under applicable legal requirements in light of such a change in circumstances.
Termination of the Merger Agreement (see page 117)
The merger agreement may be terminated prior to the effective time as follows:
•	by the mutual written consent of Synopsys and Ansys;

•
by either Synopsys and Ansys if the merger has not been completed by 11:59 p.m. (California time) on the end date (as it may be extended in accordance with the merger agreement) (however, a party is not permitted to terminate the merger agreement on such basis if the failure to complete the merger by the end date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in the merger agreement required to be performed by such party at or prior to the effective time in breach of such party’s obligations);

•
by either Synopsys or Ansys if: (i) a governmental body in any specified jurisdiction has issued a final and nonappealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the merger; or (ii) there has been any applicable legal requirement enacted, enforced or deemed applicable to the merger by any governmental body in any specified jurisdiction that would make completion of the merger illegal;

•	by either Synopsys or Ansys upon a no stockholder approval event (as defined in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 117);
•	by Synopsys (at any time prior to the adoption of the merger agreement by the required Ansys stockholder vote) if a triggering event has occurred;
•
by Ansys (at any time prior to the adoption of the merger agreement by the required Ansys stockholder vote) in order to accept a superior offer and enter into an alternative acquisition agreement, subject to compliance with certain obligations under the merger agreement; or

•
by either Synopsys or Ansys if, subject to certain exceptions, (i) any of the other party’s representations or warranties contained in the merger agreement were inaccurate as of the date of the merger agreement or became inaccurate as of a date subsequent to the date of the merger agreement (as if made on such subsequent date) such that the closing condition relating to the accuracy of such other party’s representations and warranties would not be satisfied; or (ii) any of the other party’s covenants or obligations contained in the merger agreement was breached such that the closing condition relating to the performance by such other party of its covenants would not be satisfied.

Termination Fees (see page 119)
The merger agreement provides that in certain circumstances in connection with the termination of the merger agreement, (i) Ansys will be required to pay Synopsys a termination fee of $950 million, which is referred to as the “termination fee” and (ii) Synopsys will be required to pay Ansys a termination fee of $1.5 billion, which is referred to as the “reverse termination fee.”
Under the merger agreement, Ansys will be required to pay to Synopsys the termination fee if the merger agreement is terminated:
•
(i) by Synopsys or Ansys because the merger has not been completed by the end date (prior to the satisfaction of the stockholder approval condition (as defined in “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 114) or upon the occurrence of the no stockholder approval event; (ii) at or prior to the time of the termination of the merger agreement, but on or after the date of the merger agreement, an acquisition proposal has been publicly disclosed, announced, commenced, submitted or made and such acquisition proposal has not been publicly withdrawn at least 10 calendar days prior to the special meeting (or, in the case of a termination because the merger has not been completed by the end date, an acquisition proposal otherwise exists and has not been withdrawn); and (iii) within 12 months after the date of termination of the merger agreement, an acquisition transaction (whether or not relating to such acquisition proposal) is completed or a definitive agreement providing for an acquisition transaction (whether or not related to such acquisition proposal) is executed; provided, however, that, for purposes of clause (iii) above, all references to “15%” and “85%” in the definition of “acquisition transaction” will be deemed to be references to “50%”; or

•
(i) by Synopsys, due to the occurrence of a triggering event; (ii) by Synopsys or Ansys, at any time after the occurrence of a triggering event, because the special meeting has been held and completed but the merger agreement proposal has not been approved at the special meeting or at any adjournment or postponement thereof; or (iii) by Ansys (at any time prior to the approval of the merger agreement by the required Ansys stockholder vote) in order to accept a superior offer and enter into an alternative acquisition agreement.
Under the merger agreement, Synopsys will be required to pay to Ansys the reverse termination fee if the agreement is terminated:
•
by Synopsys or Ansys as a result of (i) a regulatory proceeding (as defined in “The Merger Agreement—Regulatory Approvals and Related Matters”) brought by a governmental body under any applicable antitrust or competition legal requirement or any applicable foreign investment law in any specified jurisdiction resulting in a final and non-appealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the merger or (ii) the enactment, enforcement or deemed applicability of any legal requirement to the merger by any governmental body in a specified jurisdiction that would make the completion of the merger illegal; or

•
by Synopsys or Ansys because the merger has not been completed by the end date and, at the time of termination, all the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing) have been satisfied or waived, other than the HSR waiting period condition, the foreign regulatory waiting period condition, the governmental authorization condition and the no restraint condition (in which case, solely in connection with any applicable antitrust law or regulation or foreign investment law in the specified jurisdictions) (each as defined in “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 114).

Accounting Treatment (see page 87)
The merger will be accounted for by applying the acquisition method of accounting for business combinations under U.S. generally accepted accounting principles, which is referred to as U.S. GAAP. Under this method, Synopsys is expected to be the accounting acquirer. Accordingly, pursuant to U.S. GAAP, Synopsys will allocate the purchase consideration to the identified tangible and intangible assets and liabilities acquired from Ansys based on their fair value, with limited exceptions, as of the date of closing, with any excess recorded to goodwill.
U.S. Federal Income Tax Consequences of the Merger (see page 147)
The receipt of the merger consideration in exchange for shares of Ansys common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, U.S. holders (as deﬁned below in the section entitled “U.S. Federal Income Tax Consequences of the Merger,” beginning on page 147), generally will recognize gain or loss equal to the diﬀerence between (i) the sum of the cash and the fair market value (as of the effective time) of the stock consideration they receive in the merger and (ii) their adjusted tax basis in Ansys common stock surrendered in exchange therefor. See the section entitled “U.S. Federal Income Tax Consequences of the Merger,” for more information. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to U.S. federal, state, local and non-U.S. tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor(s) for a full understanding of the tax consequences to you of the merger.
Comparison of Stockholders’ Rights (see page 149)
Upon completion of the merger, Ansys stockholders receiving shares of Synopsys common stock will become stockholders of Synopsys, their rights will be governed by Delaware law and the governing corporate documents of Synopsys in eﬀect at the eﬀective time. Ansys stockholders will have diﬀerent rights once they become stockholders of Synopsys due to diﬀerences between the governing corporate documents of Synopsys and the governing corporate documents of Ansys, as described in more detail under the section entitled “Comparison of Stockholders’ Rights” beginning on page 149.
Listing of Synopsys Common Stock; Delisting and Deregistration of Ansys Common Stock (see page 112)
If the merger is completed, Ansys common stock will be delisted from the NASDAQ and deregistered under the Exchange Act, and Ansys will no longer be required to ﬁle periodic reports with the SEC with respect to Ansys common stock.

Ansys has agreed to cooperate with Synopsys and use its reasonable best eﬀorts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable legal requirements (including the rules and policies of the NASDAQ) to enable the delisting of the shares of Ansys common stock from the NASDAQ and the deregistration of the shares of Ansys common stock under the Exchange Act as promptly as practicable after the effective time.
Litigation Related to the Merger (see page 88)
Stockholders of Synopsys or Ansys may file lawsuits challenging the merger or the other transactions contemplated by the merger agreement, which may name Synopsys, Ansys, members of the boards of directors of Synopsys or Ansys, or others as defendants.
No assurance can be made as to the outcome of such lawsuits, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed-upon terms, such an injunction may delay the completion of the merger or may prevent the merger from being completed altogether.
Risk Factors (see page 27)
The merger and an investment in Synopsys common stock involve risks, some of which are related to the transactions contemplated by the merger agreement. You should carefully consider the information about these risks set forth under the section entitled “Risk Factors” beginning on page 27, together with the other information included or incorporated by reference in this proxy statement/prospectus, particularly the risk factors contained in Synopsys’ and Ansys’ Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Ansys stockholders should carefully consider the risks set out in that section before deciding how to vote with respect to the merger proposal and the non-binding compensation advisory proposal to be considered and voted on at the Ansys special meeting. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 169.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION
Market Prices
Synopsys common stock is listed on the NASDAQ under the symbol “SNPS” and Ansys common stock is listed on the NASDAQ under the symbol “ANSS.” The following table sets forth the closing sale price per share of Synopsys common stock and Ansys common stock as reported on the NASDAQ, respectively, as of (i) December 21, 2023, the trading day prior to release of media reports regarding a possible merger, (ii) January 12, 2024, the trading day before the public announcement of the merger and (iii) April 9, 2024, the latest practicable trading date before the date of this proxy statement/prospectus. The table also shows the estimated implied value of the per share merger consideration for each share of Ansys common stock as of the same three days. This implied value was calculated by multiplying the closing sale price of a share of Synopsys common stock as of the speciﬁed date by the exchange ratio of 0.3450 and adding $197.00, the cash component of the merger consideration.
	Synopsys Common Stock	Ansys Common Stock	Implied Per Share Value of Merger Consideration
December 21, 2023	$559.96	$303.16	$390.19
January 12, 2024	$494.40	$346.48	$367.57
April 9, 2024	$568.99	$344.50	$393.30
The market prices of shares of Synopsys common stock and Ansys common stock have ﬂuctuated since the date of the announcement of the merger agreement and will continue to ﬂuctuate from the date of this proxy statement/prospectus to the dates of the special meeting and the closing date. No assurance can be given concerning the market prices of shares of Synopsys common stock or Ansys common stock before completion of the merger or shares of Synopsys common stock after completion of the merger. The exchange ratio is fixed in the merger agreement and will only be adjusted as described in the section entitled “The Merger Agreement—Merger Consideration.” However, the market price of shares of Synopsys common stock (and therefore the value of the merger consideration when received by Ansys stockholders upon completion of the merger) could be greater than, less than or the same as shown in the table above. Accordingly, Ansys stockholders are advised to obtain current market quotations for shares of Synopsys common stock and Ansys common stock in connection with deciding how to vote on the proposal to adopt the merger agreement.
Dividends
Synopsys has never declared or paid any cash dividends on its common stock. Synopsys anticipates retaining future earnings for the development, operation, and expansion of its business, and does not anticipate declaring or paying any cash dividends in the near term. In addition, Synopsys’ ability to pay cash dividends on Synopsys common stock may be prohibited or limited by the terms of future debt financing arrangements. Under the terms of the merger agreement, Synopsys is not permitted to declare, accrue, set aside, establish a record date for or pay any dividend or other distribution (whether in cash, stock or otherwise) in respect of its shares of capital stock or split, combine, subdivide or reclassify any of its capital stock during the pre-closing period without the prior written consent of Ansys except as may be expressly permitted under the merger agreement.
Ansys has never declared nor paid any cash dividends on Ansys common stock. Under the terms of the merger agreement, Ansys is not permitted to declare, accrue, set aside, establish a record date for or pay any dividend or other distribution (whether in cash, stock or otherwise) in respect of its shares of capital stock or other securities during the pre-closing period without the prior written consent of Synopsys except as may be expressly permitted under the merger agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This registration statement on Form S-4, of which this proxy statement/prospectus forms a part, and the documents to which Synopsys and Ansys refer you in this registration statement, as well as oral statements made or to be made by Synopsys and Ansys, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions. Statements included in or incorporated by reference into this registration statement, of which this proxy statement/prospectus forms a part, that are not historical facts are forward-looking statements, including statements about the beliefs and expectations of the management of each of Synopsys and Ansys. Words such as “believe,” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “intend, ” “future,” “forecast,” “plan,” “project,” “opportunity,” “should,” “may,” “will,” “will be,” “will likely result,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements that are intended to be covered by the safe harbor provisions. Synopsys and Ansys caution investors that any forward-looking statements, including statements related to anticipated operating results, business strategies and outlook of Synopsys, Ansys and the combined company, proposed financing for the transaction, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Synopsys’ and Ansys’ business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of Ansys’ and Synopsys’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Synopsys’ and Ansys’ control, and could cause actual results to differ materially from those indicated in such forward-looking statements, which speak only as of the date of this proxy statement/prospectus. These factors, risks and uncertainties include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, anticipated tax treatment and unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, pricing trends, future prospects, credit ratings, business and management strategies which may adversely affect each of Synopsys’ and Ansys’ business, financial condition, operating results and the price of their common stock, (ii) the failure to satisfy the conditions to the completion of the transaction, including the adoption of the merger agreement by the stockholders of Ansys and the receipt of certain governmental and regulatory approvals on the terms expected, in a timely manner, or at all, (iii) the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect, following completion of the proposed transaction (if completed), the combined company or the expected benefits of the proposed transaction (including as noted in any forward-looking financial information), (iv) uncertainties as to access to available financing (including any future refinancing of Ansys’ or the combined company’s debt) to complete the proposed transaction upon acceptable terms and on a timely basis or at all, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Ansys’ or Synopsys’ business relationships, competition, business, financial condition, and operating results, (vii) risks that the proposed transaction disrupts current plans and operations of Ansys or Synopsys and the ability of Ansys or Synopsys to retain and hire key personnel, (viii) risks related to diverting either management team’s attention from ongoing business operations of Ansys or Synopsys, (ix) the outcome of any legal proceedings that may be instituted against Ansys or Synopsys related to the merger agreement or the transaction, (x) the ability of Synopsys to successfully integrate Ansys’ operations and product lines, (xi) the ability of Synopsys to implement its plans, forecasts, expected financial performance and other expectations with respect to Ansys’ business or the combined business after the completion of the proposed mergers and realize additional opportunities, develop customer relationships, additional products and Ansys’ existing operations and product lines, (xii) the ability of Synopsys to manage additional debt and successfully de-lever following the transaction and the outcome of any strategic review and any resulting transactions, (xiii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xiv) macroeconomic conditions and geopolitical uncertainty in the global economy, (xv) uncertainty in the growth of the semiconductor, electronics and artificial intelligence markets, (xvi) the highly competitive industries Synopsys and Ansys operate in, (xvii) actions by the U.S. or foreign governments, such as the imposition of additional export restrictions or tariffs, (xviii) consolidation among Synopsys’ customers and Synopsys’ dependence on a smaller number of large customers, (xix) legislative, regulatory and economic developments affecting Ansys’ and Synopsys’ businesses, (xx) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate, (xxi) restrictions during the pendency of the proposed transaction that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions, and

(xxii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ansys’ and Synopsys’ response to any of the aforementioned factors. Investors are cautioned not to place undue reliance on these forward-looking statements.
For further discussion of these and other risks, contingencies and uncertainties applicable to Synopsys and Ansys, see the section entitled “Risk Factors” beginning on page 27 and in Synopsys’ and Ansys’ other filings with the SEC incorporated by reference into this proxy statement/prospectus. See also the section entitled “Where You Can Find More Information” beginning on page 169 for more information about the SEC filings incorporated by reference into this proxy statement/prospectus.
All subsequent written or oral forward-looking statements attributable to Synopsys or Ansys or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Ansys nor Synopsys is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required by law.

RISK FACTORS
In deciding whether to vote for the adoption of the merger agreement, Ansys stockholders are urged to carefully consider all the information included or incorporated by reference in this proxy statement/prospectus, which is listed in the section entitled “Where You Can Find More Information” beginning on page 169. Ansys stockholders should also read and consider the risks associated with each of the businesses of Synopsys and Ansys because these risks will also affect the combined company. The risks associated with the businesses of Synopsys can be found in Synopsys’ Annual Report on Form 10-K for the fiscal year ended October 28, 2023 and the risks associated with the businesses of Ansys can be found in Ansys’ Annual Report on Form 10-K for the year ended December 31, 2023, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof unless expressly incorporated herein), each of which are incorporated by reference into this proxy statement/prospectus. In addition, Ansys stockholders are urged to carefully consider the following material risks relating to the merger, the businesses of Synopsys, the businesses of Ansys and the businesses of the combined company.
Risks Relating to the Merger
Because the exchange ratio is fixed and will not be adjusted in the event of any change in either Synopsys’ or Ansys’ stock price and the value of shares of Synopsys common stock at closing is uncertain, Ansys stockholders cannot be sure of the value of the total consideration they will receive.
Upon completion of the merger, each share of Ansys common stock issued and outstanding immediately prior to the effective time (with certain exceptions set forth in the merger agreement) will be converted into the right to receive $197.00 in cash, without interest, and 0.3450 of a share of Synopsys common stock. The exchange ratio is fixed in the merger agreement (subject to adjustment if the number of shares of Synopsys common stock to be issued in connection with the merger would otherwise exceed 19.9999% of the issued and outstanding shares of Synopsys common stock immediately prior to the effective time). The exchange ratio will not be adjusted for changes in the market price of either Synopsys common stock or Ansys common stock. The market prices of Synopsys common stock and Ansys common stock have fluctuated before and after the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the special meeting, respectively, and the date the merger is completed, and the market price of Synopsys common stock will continue to fluctuate thereafter.
Because part of the value of the merger consideration will depend on the market price of Synopsys common stock at the time the merger is completed, Ansys stockholders will not know or be able to determine at the time of the special meeting the market value of the merger consideration they would receive upon completion of the merger.
Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Synopsys’ or Ansys’ respective businesses, financial condition, operations and prospects, market assessments of the likelihood that the merger will be completed, interest rates, general market, industry and economic conditions and other factors generally affecting the respective prices of Synopsys’ or Ansys’ common stock, federal, state and local legislation, governmental regulation and policies and legal developments in the industry segments in which Ansys or Synopsys operate, and the timing of the merger and receipt of required regulatory approvals.
Many of these factors are beyond Synopsys’ and Ansys’ control, and neither Synopsys nor Ansys are permitted to terminate the merger agreement solely due to a decline in the market price of the common stock of the other party. You are urged to obtain current market quotations for Synopsys common stock and Ansys common stock in determining whether to vote for the adoption of the merger agreement. In addition, see the section entitled “Comparative Per Share Market Price Data and Dividend Information” beginning on page 24.
The exchange ratio to be received by Ansys stockholders is subject to proration in certain circumstances, which may result in Ansys stockholders receiving as merger consideration a larger cash amount and a smaller number of shares of Synopsys stock for each share of Ansys stock.
To the extent that the aggregate number of shares of Synopsys common stock to be issued in connection with the merger (including all shares of Synopsys common stock which may be issued after the effective time pursuant to converted options, converted RSUs and assumed shares) would exceed the maximum share number, (i) the exchange ratio will be reduced by the exchange ratio reduction amount and (ii) the per share cash amount will be increased by an amount equal to (a) the closing trading price of Synopsys common stock on NASDAQ for the trading day immediately preceding the closing date, multiplied by (b) the exchange ratio reduction amount (rounded down to the nearest one-hundredth of a cent). Accordingly, some of the merger consideration that Ansys stockholders receive may differ from the type of consideration expected to be received. A discussion of the adjustment mechanism can be found under the section titled “The Merger Agreement—Merger Consideration” beginning on page 90.
The merger may not be completed and the merger agreement may be terminated in accordance with its terms.
The merger is subject to a number of conditions that must be satisfied or waived, in each case before the completion of the merger. These conditions are described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 114 and include among others, approval by a majority of Ansys stockholders of the merger agreement proposal, the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, registering the issuance of shares of Synopsys common stock to Ansys stockholders in connection with the merger and the absence of any stop order or proceedings by the SEC with respect thereto, the expiration or early termination of any applicable waiting period (and any extension thereof) under the HSR Act, approval for listing on the NASDAQ of the shares of Synopsys common stock to be issued in connection with the merger, and the absence of governmental restraints or prohibitions preventing the completion of the merger in the specified jurisdictions. The obligation of each of Synopsys and Ansys to complete the merger is also conditioned on, among other things, the accuracy of certain representations and warranties of the other party and the compliance by such other party with certain of its covenants, in each case, subject to the materiality standards set forth in the merger agreement. These conditions to the completion of the merger, some of which are beyond the control of Synopsys and Ansys, may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or not completed.
If any of these conditions are not satisfied or waived, either Synopsys or Ansys may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by the end date.
The failure to satisfy all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause Synopsys not to realize some or all of the benefits that it expects to achieve if the merger is successfully completed within their expected timeframe. There can be no assurance that the closing conditions will be satisfied or waived or that the transactions will be completed. See the risk factor titled “The announcement and pendency of the merger agreement and any subsequent termination of the merger agreement could negatively affect the stock price and the future business and financial results of Synopsys or Ansys,” below.
In the event that the parties determine to waive any of the conditions to the completion of the merger, such decision may have an adverse effect on Synopsys and Ansys and their respective stockholders. For example, if Ansys waives the condition that there be no material adverse effect on Synopsys that has occurred and is continuing, the value of the consideration received by Ansys stockholders could be materially diminished. By way of further example, if Synopsys and Ansys waive the condition that the shares of Synopsys common stock to be issued to Ansys stockholders in the merger must be approved for listing on the NASDAQ and close the merger, the shares of Synopsys common stock issued to Ansys stockholders at the closing would not be listed on a stock exchange until the NASDAQ has approved the listing application, and the ability of Ansys stockholders to trade such shares would be adversely affected.
In addition, under specified circumstances, including termination of the merger agreement by Ansys to accept and enter into a definitive agreement with respect to a superior offer or by Synopsys upon the change of the Ansys board recommendation, Ansys will be required to pay Synopsys a termination fee of $950 million (as described in the section entitled “The Merger Agreement—Ansys Stockholder Meeting; Ansys Board Recommendation” beginning on page 103). In addition, the merger agreement provides that Synopsys will be required to pay to Ansys a termination fee of $1.5 billion if the merger agreement is terminated under certain specified circumstances. In either case, such termination fees may be inadequate to compensate the relevant party for the damage caused, and if available, other rights and remedies may be expensive and difficult to enforce, and the success of any such action may be uncertain. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 89 and the section entitled “The Merger Agreement—Transaction Expenses and Termination Fees” beginning on page 119 for a more complete discussion of the circumstances under which the merger agreement could be terminated and when a termination fee may be payable by Ansys or Synopsys.
The announcement and pendency of the merger agreement and any subsequent termination of the merger agreement could negatively affect the stock price and the future business and financial results of Synopsys or Ansys.
Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the respective businesses of Synopsys and Ansys. If the merger is not completed for any reason, including as a result of a failure to obtain the required Ansys vote or the failure to obtain the requisite regulatory approvals, the ongoing businesses of Synopsys and Ansys may be adversely affected. Synopsys and Ansys may be subject to a number of risks and negative consequences, including, among others, the following:
•	each company may experience negative reactions from the financial markets, including negative impacts on its stock price;
•	each company may experience negative reactions from its customers, distributors, suppliers and strategic partners;
•
current and prospective employees of Synopsys and Ansys may experience uncertainty about their future roles with the combined company following the merger, which might adversely affect Synopsys’ or Ansys’ abilities to retain or attract key managers and other employees;

•
each company will be required to pay their respective costs relating to the merger, such as financial advisory, legal, financing and accounting costs and associated fees and expenses, whether or not the merger is completed;

•
the merger agreement places certain restrictions on the conduct of each company’s business before completion of the merger and such restrictions, the waiver of which is subject to the consent of the other company, which may prevent Synopsys or Ansys from taking certain other specified actions during the pendency of the merger (see the section entitled “The Merger Agreement—Interim Operations of Synopsys and Ansys” beginning on page 98 for a description of the restrictive covenants applicable to Synopsys and Ansys); and

•
matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Synopsys’ senior management and Ansys’ senior management, which otherwise could have been devoted to day-to-day operations or to other opportunities that may have been beneficial to Synopsys or Ansys, as applicable, as an independent company.

The market price for shares of Synopsys common stock following the completion of the merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of Synopsys common stock and Ansys common stock.
Upon completion of the merger, Ansys stockholders are expected to hold approximately 16.5% of the issued and outstanding shares of the combined company immediately following the completion of the merger. Synopsys’ businesses differ from those of Ansys, and Ansys’ businesses differ from those of Synopsys, and, accordingly, the operating results of Synopsys following the merger will be affected by some factors that are different from those currently or historically affecting the operating results of Synopsys and those currently or historically affecting the operating results of Ansys. For a discussion of the businesses of each of Synopsys and Ansys and some important factors to consider in connection with those businesses, see the section entitled “The Parties to the Merger” beginning on page 41 and the documents and information included elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus and listed under the section entitled “Where You Can Find More Information” beginning on page 169.
The shares of Synopsys common stock to be received by Ansys stockholders as a result of the merger will have rights different from the shares of Ansys common stock.
Upon completion of the merger, the rights of Ansys stockholders, who will become stockholders of Synopsys following the merger, will be governed by the certificate of incorporation and bylaws of Synopsys. The rights associated with Ansys common stock are different from the rights that will be associated with Synopsys common stock. See the section entitled “Comparison of Stockholders’ Rights” beginning on page 149 for a discussion of these rights.
Until the completion of the merger or the termination of the merger agreement in accordance with its terms, Synopsys and Ansys are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Synopsys or Ansys and their respective stockholders.
From and after the date of the merger agreement and before completion of the merger, the merger agreement restricts Synopsys and Ansys from taking specified actions without the consent of the other party, with Ansys being restricted from taking a broader set of specified actions than Synopsys. The merger agreement also requires Ansys and its subsidiaries to conduct its and their respective businesses and operations in the ordinary course of business consistent with past practice and to use commercially reasonable efforts, subject to certain exceptions, to preserve substantially intact Ansys’ business organization and that of its subsidiaries, keep available the services of Ansys’ current officers and maintain in all material respects its relationships with all material suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having material business relationships with Ansys and its subsidiaries (taken as a whole). These restrictions may prevent Synopsys or Ansys from making changes to their respective businesses or organizational structures or from pursuing attractive business opportunities that may arise before the completion of the merger, and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in the completion of the merger or termination of the merger agreement. See the section entitled “The Merger Agreement—Interim Operations of Synopsys and Ansys” beginning on page 98.
Obtaining requisite regulatory approvals and satisfying closing conditions may prevent or delay completion of the merger.
The merger is subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part registering the issuance of shares of Synopsys common stock to Ansys stockholders in connection with the merger and the absence of any stop order or proceedings by the SEC with respect thereto, the expiration or early termination of any applicable waiting period (and any extension thereof) under the HSR Act, approval for listing on the NASDAQ of the shares of Synopsys common stock to be issued in connection with the merger, and the absence of governmental restraints or prohibitions preventing the completion of the merger in specified jurisdictions. The obligation of each of Synopsys and Ansys to complete the merger is also conditioned on, among other things, the accuracy of certain representations and warranties of the other party on the date of the merger agreement and on the closing date and the compliance by such other party with certain of its covenants, in each case, subject to the materiality standards set forth in the merger agreement. No assurance can be given that the required stockholder approvals and governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that Synopsys and Ansys expect to achieve if the merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived before completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 114.
Synopsys and Ansys must obtain certain regulatory approvals and clearances to complete the merger, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair the completion of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger.
The completion of the merger is subject to the receipt of clearance by antitrust authorities in the United States and in the specified antitrust jurisdictions. With respect to the United States, under the HSR Act, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period. If the FTC or DOJ issues a second request before the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Synopsys and Ansys each filed an HSR notification with the FTC and the DOJ on January 29, 2024. Synopsys withdrew its HSR notification on February 28, 2024, and refiled it on March 1, 2024. On April 1, 2024, Synopsys and Ansys each received a request for additional information (second request) from the FTC under the HSR Act. With respect to the other specified antitrust jurisdictions, the parties have determined as of the date of this proxy statement/prospectus to make merger notifications pursuant to antitrust and competition laws with the appropriate regulators in the specified antitrust jurisdictions. The parties must observe mandatory waiting periods and/or obtain the necessary approvals, clearances or consents pursuant to certain of these foreign laws before completing the merger.
The merger is also expected to be subject to clearance or approval by foreign investment authorities in the specified foreign investment jurisdictions. As of the date of this proxy statement/prospectus, the parties have agreed to submit all filings required under foreign investment laws in the specified foreign investment jurisdictions. In deciding whether to grant foreign investment approval, consent or clearance, foreign investment authorities generally will consider the effect of the transactions on national security or national interest within their jurisdictions, in particular with respect to sensitive sectors, critical infrastructure, critical technology, and access to personal identifiable information or sensitive personal data. Many jurisdictions have recently adopted, expanded, and/or are continuing to expand their foreign investment review regimes, and foreign investment authorities can have significant discretion in the interpretation and enforcement of such regimes. If new or existing regimes are enacted or updated prior to closing, or a foreign investment authority determines that the parties have failed to make a mandatory notification, the parties may be required to make additional foreign investment filings and/or be subject to fines, penalties, divestiture, or other regulatory actions.
Under the merger agreement, the merger cannot be completed until Synopsys and Ansys obtain approval to complete the merger or applicable waiting periods have expired or been terminated in each specified jurisdiction. Although the parties expect that all required regulatory clearances and approvals will be obtained, there is no assurance that Synopsys and Ansys will obtain all required regulatory clearances or approvals on a timely basis, if at all. The relevant antitrust and foreign investment authorities could take such actions under the applicable antitrust and foreign investment laws as they deem necessary or desirable, including seeking divestiture of substantial assets of the parties, requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights or impose limitations or restrictions on, or prohibit, investments by certain investors (including, but not limited to, the imposition of limits on purchasing Synopsys common stock, limits on Synopsys’ ability to share information with such investors, governance modifications, or forced divestiture, among other things). In addition, other state or foreign antitrust, competition and foreign investment authorities may take action under the laws of their jurisdictions, even where we do not believe we meet the thresholds for filing, which could require additional filings or review processes and which could include seeking to enjoin the completion of the transaction.
Each of Synopsys and Ansys is required under the merger agreement to use their respective reasonable best efforts to defend, contest and/or appeal any judicial or administrative proceeding on the merits by any person or entity (including any governmental antitrust or foreign investment authority) seeking to challenge, restrain or prohibit the completion of the merger under any antitrust or competition or foreign investment law. For a more complete summary of the parties’ obligations with respect to regulatory approvals related to the merger, see the section entitled “The Merger Agreement—Regulatory Approvals and Related Matters” beginning on page 106. Failure to obtain the necessary clearance in the specified jurisdictions or any other jurisdiction could substantially delay or prevent the completion of the merger, which could negatively impact both Synopsys and Ansys.
Synopsys expects to obtain financing in connection with the merger and cannot guarantee that it will be able to obtain such financing on favorable terms or at all.
Synopsys anticipates that the funds needed to complete the transactions will be derived from a combination of (i) available cash on hand of Synopsys and Ansys and (ii) third-party debt financing. See “The Merger—Financing the Merger” for additional information regarding the anticipated financing of the transactions. Synopsys has entered into (i) the debt commitment letter, pursuant to which the commitment parties have agreed to provide, subject to the satisfaction of customary closing conditions, up to $11.7 billion (reduced from an original commitment amount of $16 billion) of senior unsecured bridge term loans and (ii) the term loan credit agreement with the financial institutions party thereto as lenders (together, the “term loan lenders”) and JPMorgan Chase Bank, N.A., as administrative agent, pursuant to which the term loan lenders have agreed to provide, subject to the satisfaction of customary closing conditions, up to $4.3 billion of senior unsecured term loans, for the purpose of financing part of the cash portion of the merger consideration and paying related fees and expenses in connection with the merger and the other transactions contemplated by the merger agreement.
Synopsys’ ability to obtain new debt financing, to enter into the senior unsecured bridge term loans or to refinance such loans will depend on, among other factors, prevailing market conditions and other factors beyond Synopsys’ control. Synopsys cannot provide assurance that it will be able to obtain new debt financing on terms acceptable to it or at all, and any such failure could materially adversely affect its operations and financial condition. Synopsys’ obligation to complete the merger is not conditioned upon the receipt of any financing.
The Ansys unaudited prospective financial information is inherently subject to uncertainties, the unaudited pro forma condensed combined financial information included in this document is preliminary and Synopsys’ actual financial position and operating results after the merger may differ materially from these estimates and the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.
The unaudited pro forma condensed combined statements of income for the three months ended January 31, 2024 is prepared using Synopsys’ unaudited condensed consolidated statements of income for the three months ended January 31, 2024 and Ansys’ unaudited condensed consolidated statements of income for the three months ended December 31, 2023. Synopsys fiscal year ends on the Saturday nearest to October 31 and consists of 52 weeks, with the exception that approximately every five years, Synopsys has a 53-week year. When a 53-week year occurs, Synopsys includes the additional week in the first quarter to realign fiscal quarters with calendar quarters. Fiscal 2024 is a 53-week year ending on November 2, 2024. Fiscal 2023 and 2022 were 52-week years and ended on October 28, 2023, and October 29, 2022, respectively. Synopsys’ first quarter of fiscal 2024 included 14 weeks and ended on February 3, 2024. For presentation purposes, the unaudited pro forma financial information and accompanying notes refer to the closest calendar month end.
The unaudited pro forma combined financial statements included in this proxy statement/prospectus is presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what Synopsys’ actual financial position or operating results would have been had the merger been completed on the dates indicated. For example, as the terms of the debt commitment letter, term loan credit facility and revolving credit facility are the best available information, certain financing adjustments are calculated based on the terms of the debt commitment letter, term loan credit agreement and the revolving credit facility. In addition, because the unaudited pro forma condensed combined balance sheet and statements of income give effect to the merger as if it had been completed on January 31, 2024 and November 1, 2022, respectively, they do not reflect any additional operating cash flows that will be generated prior to the merger, and as such, additional financing was assumed for purposes of the unaudited pro forma combined financial information. The unaudited pro forma combined financial information also does not reflect the effect of any divestitures that may be required in connection with the merger. These agreements, assumptions and expectations are subject to change, and the debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued. As a result, Synopsys’ financial position after the merger may differ materially or adversely from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 123.
While presented with numeric specificity, the Ansys unaudited prospective financial information provided in this proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, the specialty materials and related industries, and economic, market and financial conditions and additional matters specific to Ansys’ business) that are inherently subjective and uncertain and are beyond the control of the management team of Ansys. As a result, actual results may differ materially from the unaudited prospective financial information. Important factors that may affect actual results and cause these unaudited prospective financial information to not be achieved include, but are not limited to, risks and uncertainties relating to Ansys’ business (including Ansys’ ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions. For more information see the section entitled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 78.
Completion of the merger may trigger change in control provisions in certain agreements to which Ansys is a party.
The completion of the transactions may trigger change in control provisions in certain agreements to which Ansys is a party. If Ansys and Synopsys are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Ansys and Synopsys are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Ansys or Synopsys.
Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.
The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company following the merger due to, for example, their technical skills or management expertise. Competition for qualified personnel is intense.
Current and prospective employees of Synopsys and Ansys may experience uncertainty about their future role with Synopsys and Ansys until the merger is completed and strategies with regard to these employees are announced or executed, which may impair Synopsys’ and Ansys’ ability to attract, retain and motivate key management, sales, marketing, technical and other personnel before and following the merger. Employee retention may be particularly challenging during the pendency of the merger, as employees of Synopsys and Ansys may experience uncertainty about their future roles with Synopsys following the merger. If either of Synopsys or Ansys is unable to retain or attract personnel, including Synopsys’ and Ansys’ key management and other key employees, who are critical to the successful integration and future operations of the companies, Synopsys and/or Ansys could face disruptions in their operations, loss of existing customers or loss of sales to existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, Synopsys and Ansys may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms. The loss of key personnel could diminish the anticipated benefits of the merger.
If key employees of Synopsys and/or Ansys depart, or if an insufficient number of employees are retained to maintain effective operations, the integration of the companies may be more difficult and management’s attention may be diverted from successfully integrating Synopsys and Ansys to hiring suitable replacements, all of which may cause harm to Synopsys’ business, financial conditions or operating results following the merger. Furthermore, Synopsys may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the respective businesses of each of Synopsys or Ansys, and Synopsys’ ability to realize the anticipated benefits of the merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or integrating employees into Synopsys. No assurance can be given that Synopsys will be able to attract or retain key employees of Synopsys and Ansys to the same extent that those companies have been able to attract or retain their own employees in the past.
The merger, and uncertainty regarding the merger, may cause customers, distributors, suppliers or strategic partners to delay or defer decisions concerning Synopsys and Ansys and adversely affect each company’s ability to effectively manage their respective businesses.
The merger will happen only if certain conditions are satisfied, including, among other things, the adoption of the merger agreement by Ansys stockholders and the receipt of the requisite regulatory approvals, among other conditions. Many of the conditions are outside the control of Synopsys and Ansys, and both parties also have certain rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, distributors, suppliers, vendors, strategic partners or others that deal with Synopsys or Ansys to delay or defer entering into contracts with Synopsys or Ansys or making other decisions concerning Synopsys or Ansys, seek to change or cancel existing business relationships with Synopsys or Ansys or enter into new agreements or arrangements with competitors of Synopsys or Ansys, any of which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements or increase in competition could have an adverse impact on the business, financial condition and operating results of Synopsys or Ansys, regardless of whether the merger is ultimately completed, including an adverse effect on Synopsys’ ability to realize the expected synergies and other benefits of the merger. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the merger or termination of the merger agreement.
In addition, the merger agreement restricts Synopsys, Ansys and their respective subsidiaries from making certain acquisitions and taking other specified actions until the merger occurs without the consent of the other parties. These restrictions may prevent Synopsys and Ansys from pursuing attractive business opportunities or strategic transactions that may arise before the completion of the merger. See the section entitled “The Merger Agreement—Interim Operations of Synopsys and Ansys” beginning on page 98 for a description of the restrictive covenants to which each of Synopsys and Ansys is subject.
The opinion rendered to Ansys from its financial advisor will not reflect changes in financial, economic, market or other conditions between the date of such opinion and the completion of the merger.
Qatalyst Partners rendered an oral opinion to the Ansys board of directors on January 15, 2024, subsequently confirmed in writing by delivery of Qatalyst Partners’ opinion dated as of January 15, 2024, to the effect that, as of such date, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its written opinion, the merger consideration to be paid to holders of Ansys common stock (other than Synopsys or any affiliate of Synopsys) pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of Ansys common stock (other than Synopsys or any affiliate of Synopsys).
Ansys has not obtained, nor will it obtain, an updated opinion regarding the fairness, from a financial point of view, of the merger consideration as of the date of this proxy statement/prospectus or before the completion of the merger from Qatalyst Partners. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Ansys. Qatalyst Partners’ opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Qatalyst Partners as of, the date of the opinion of Qatalyst Partners. Events occurring after the date of the opinion may affect Qatalyst Partners’ opinion and the assumptions used in preparing it, and Qatalyst Partners has not assumed any obligation to update, revise or reaffirm its opinion. The opinion of Qatalyst Partners does not speak as of any date other than the date of such opinion. The recommendation of the Ansys board of directors that Ansys stockholders vote “FOR” the merger agreement proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal are each made as of the date of this proxy statement/prospectus. For a description of the opinion that Ansys received from Qatalyst Partners, its financial advisor, see the section entitled “The Merger—Opinion of Qatalyst Partners” beginning on page 72.
The directors and executive officers of Ansys have interests and arrangements that may be different from, or in addition to, those of Ansys stockholders generally.
When considering the recommendations of the Ansys board of directors with respect to the proposals described in this proxy statement/prospectus, Ansys stockholders should be aware that the directors and executive officers of Ansys have interests in the merger that are different from, or in addition to, those of Ansys stockholders generally. These interests include the potential for continued employment of certain executive officers of Ansys by Synopsys, the treatment in the merger of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements, and the right to continued indemnification of former Ansys directors and officers by Synopsys and the surviving corporation.
Ansys stockholders should be aware of these interests when they consider the recommendations of the Ansys board of directors that they vote to adopt the merger agreement. The Ansys board of directors was aware of these interests when it approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement, determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement were advisable, fair to and in the best interests of, Ansys and Ansys stockholders and recommended that Ansys stockholders adopt the merger agreement. The interests of Ansys directors and executive officers are described in more detail in the section entitled “Interests of Ansys’ Directors and Executive Officers in the Merger” beginning on page 140.

Synopsys or Ansys may waive one or more of the closing conditions without re-soliciting Ansys stockholder approval.
Synopsys or Ansys may determine to waive, in whole or part, one or more of the conditions of its obligations to complete the merger. Synopsys and Ansys currently expect to evaluate the materiality of any waiver and, in the case of Ansys, its effect on Ansys stockholders, in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any closing condition or as to re-soliciting stockholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by Synopsys or Ansys, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.
The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire Ansys.
The merger agreement contains “no-shop” provisions that restrict Ansys’ ability to, among other things (each as described under the section entitled “The Merger Agreement—No Solicitation by Ansys” beginning on page 101):
•
solicit, initiate, knowingly encourage, assist, induce or facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry (including by approving any transaction, or approving any person (other than Synopsys and its affiliates) becoming an “interested stockholder,” for purposes of Section 203 of the DGCL) or take any action that would reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•
furnish or otherwise provide access to any non-public information regarding Ansys or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;
•	approve, endorse or recommend any acquisition proposal;
•
enter into any letter of intent, memorandum of understanding, agreement in principle or similar document or any contract relating to, or that contemplates or would reasonably be expected to result in, an acquisition transaction (other than an acceptable confidentiality agreement); or

•	resolve or publicly propose to take any of the actions described in the preceding bullets.
Furthermore, there are only limited exceptions to the requirement under the merger agreement that the Ansys board of directors may not withdraw, adversely modify or permit the withdrawal or adverse modification of the Ansys board recommendation (as defined in the section entitled “The Merger Agreement—Ansys Stockholder Meeting; Ansys Board Recommendation” beginning on page 103). Although the Ansys board of directors is permitted to effect a change of recommendation, after complying with certain procedures set forth in the merger agreement, in response to certain superior offers or certain changes in circumstances, if it determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and Ansys’ outside legal counsel, that the failure to withdraw or modify the Ansys board recommendation would be inconsistent with the Ansys board of directors’ fiduciary obligations under applicable Delaware law, such change of recommendation would entitle Synopsys to terminate the merger agreement and receive a termination fee. For more information, see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 117 and “The Merger Agreement—Transaction Expenses and Termination Fees” beginning on page 119.
These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the merger consideration, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

Each of Synopsys and Ansys will incur significant costs in connection with the merger.
Synopsys and Ansys have incurred and expect to incur a number of non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including retention and severance payments that may be made to certain Synopsys employees and Ansys employees, filing fees, printing and mailing expenses and other related charges. Some of these costs are payable by Synopsys or Ansys regardless of whether the merger is completed.
Synopsys and Ansys will also incur integration costs in connection with the merger. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. Although Synopsys and Ansys expect that the elimination of duplicative costs, strategic benefits, additional income as well as the realization of other efficiencies related to the integration of the businesses may offset incremental merger-related and integration costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by Synopsys or Ansys even if the merger is not completed. While both Synopsys and Ansys have assumed that certain expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.
Lawsuits filed against Synopsys, Ansys, and members of their respective boards of directors challenging the merger, and an adverse ruling in any such lawsuit, may prevent the merger from becoming effective or from becoming effective within the expected time frame.
Transactions such as the merger are frequently subject to litigation or other legal proceedings, including, among other things, actions alleging that the Synopsys board of directors or Ansys board of directors breached their respective fiduciary duties to their stockholders by entering into the merger agreement, by failing to obtain a greater value in the transaction for their stockholders or otherwise. Neither Synopsys nor Ansys can provide assurance that such litigation or other legal proceedings will not be brought. Synopsys, Ansys and members of the Synopsys and Ansys boards of directors may in the future be parties, among others, to various claims and litigation related to the merger. Synopsys and Ansys will defend against the lawsuits filed, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, operating results or financial position of Synopsys, Ansys or the combined company, including through the possible diversion of either company’s resources or distraction of key personnel.
Furthermore, one of the conditions to the completion of the merger is that no permanent injunction by any governmental body in any specified jurisdiction will be in effect that prevents the completion of the merger. As such, if any governmental body or third party is successful in obtaining a permanent injunction preventing the completion of the merger, that injunction may prevent the merger from becoming effective or from becoming effective within the expected time frame.
Risks Relating to the Combined Company
The market price of Synopsys common stock after the merger will continue to fluctuate and may be affected by factors different from those affecting shares of Ansys common stock currently.
Upon completion of the merger, holders of Ansys common stock will receive cash and Synopsys common stock and become holders of Synopsys common stock. The market price of Synopsys common stock may fluctuate significantly following completion of the merger and holders of Ansys common stock could lose the value of their investment in Synopsys common stock. In addition, any significant price and volume fluctuations of the stock markets could have a material adverse effect on the market for, or liquidity of, the Synopsys common stock, regardless of Synopsys’ actual operating performance. In addition, Synopsys’ business differs in important respects from that of Ansys, and accordingly, the operating results of the combined company and the market price of Synopsys common stock after the completion of the merger may be affected by factors different from those currently affecting the independent operating results of each of Synopsys and Ansys. For a discussion of the businesses of Synopsys and Ansys and of some important factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 169.

The combined company may not be able to retain customers or suppliers or customers or suppliers may seek to modify contractual obligations with the combined company, which could have an adverse effect on the combined company’s business and operations.
As a result of the merger, the combined company may experience impacts on relationships with customers, distributors, suppliers and strategic partners that may harm the combined company's business and operating results. Certain customers, distributors, suppliers or strategic partners may seek to terminate or modify contractual obligations following the merger whether or not contractual rights are triggered as a result of the merger. There can be no guarantee that customers, distributors, suppliers or strategic partners will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the merger. If any customers, distributors, suppliers or strategic partners seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company's business and operating results may be harmed.
Combining the businesses of Synopsys and Ansys may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the value Synopsys common stock.
The success of the merger will depend on, among other things, the ability of Synopsys and Ansys to combine their businesses in a manner that facilitates growth opportunities and realizes cost savings. However, Synopsys and Ansys must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, Synopsys must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If Synopsys is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.
An inability to realize the full extent of the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses, operating results and financial condition of the combined company, which may adversely affect the value of Synopsys common stock.
In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what Synopsys and Ansys expect and may take longer to achieve than anticipated. If Synopsys is unable to adequately address integration challenges, it may be unable to successfully integrate the businesses and operations of Synopsys and Ansys or realize the anticipated benefits of the integration of the two companies.
The failure to successfully integrate the businesses and operations of Synopsys and Ansys in the expected time frame may adversely affect the combined company’s future results and the value of its common stock.
Synopsys and Ansys have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Synopsys employees or key Ansys employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. The challenges involved in this integration, which will be complex and time-consuming, include the following:
•	combining the companies’ operations and corporate functions;
•
combining the businesses of Synopsys and Ansys and meeting the capital requirements of Synopsys following the merger, in a manner that permits Synopsys to achieve any cost savings or revenue synergies anticipated to result from the merger, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	integrating personnel and related HR systems and benefits;
•	integrating the companies’ technologies;
•	integrating and unifying the offerings and services available to customers;

•	identifying and eliminating redundant and underperforming functions and assets;
•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;
•	maintaining existing agreements with customers, distributors, suppliers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, suppliers and vendors;
•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;
•	consolidating the companies’ administrative and information technology infrastructure;
•	coordinating distribution and marketing efforts;
•	managing the movement of certain positions to different locations;
•	coordinating geographically dispersed organizations; and
•	effecting actions that may be required in connection with obtaining the required regulatory approvals.
In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of Synopsys after the merger.
The combined company may be exposed to increased litigation, which could have an adverse effect on its business and operations following the merger.
The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of Synopsys’ business and Ansys’ business following the merger. Such litigation may have an adverse impact on the combined company's business and operating results or may cause disruptions to the combined company's operations.
The combined company’s significant debt may limit its financial flexibility following the merger.
Synopsys expects to incur a substantial amount of debt in connection with the merger and has entered into (i) the debt commitment letter, pursuant to which the commitment parties have agreed to provide, subject to the satisfaction of customary closing conditions, up to $11.7 billion (reduced from an original commitment amount of $16 billion) of senior unsecured bridge term loans and (ii) the term loan credit agreement with the term loan lenders, pursuant to which the term loan lenders have agreed to provide, subject to the satisfaction of customary closing conditions, up to $4.3 billion of senior unsecured term loans, for the purpose of financing a portion of the cash consideration to be paid in the merger and paying related fees and expenses in connection with the merger and the other transactions contemplated by the merger agreement. Synopsys expects to use a portion of the proceeds from the facilities to repay all outstanding indebtedness under Ansys’ existing credit facility substantially concurrently with the completion of the merger. Accordingly, as of January 31, 2024, the combined company would have had approximately $16.5 billion of total debt, after giving pro forma effect to the merger, the refinancing of Ansys’ existing credit facility and the adjustments set forth under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 123.
Following the merger, the combined company's substantial indebtedness could have adverse effects on the combined company's financial condition and operating results, including:
•	increasing its vulnerability to changing economic, regulatory and industry conditions;
•	limiting its ability to compete and its flexibility in planning for, or reacting to, changes in its business and the industry;
•	placing the combined company at a competitive disadvantage compared to its competitors with less indebtedness;
•	limiting its ability to execute share repurchase programs;

•	limiting its ability to borrow additional funds in the future to fund growth, acquisitions, working capital, capital expenditures and other purposes; and
•
increasing its interest expense and potentially requiring it to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing the availability of cash to available to fund its working capital and other business needs.

The combined company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance its indebtedness following the merger will depend on, among other factors, the combined company’s financial positions and performance, as well as prevailing market conditions and other factors beyond its control. The combined company may not continue to generate cash flow from operations in the future sufficient to service its debt and make necessary capital expenditures and meet its other liquidity needs. If the combined company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital or debt refinancing on terms that may be onerous. The combined company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations which, if not cured or waived, could accelerate the combined company's repayment obligations under all of its outstanding debt which could have a material adverse effect on the combined company's business, operating results or financial condition.
In addition, the level and quality of the combined company's earnings, operations, business and management, among other things, will impact the determination of the combined company’s credit ratings by credit rating agencies. There can be no assurance that the combined company will be able to obtain any future financing on acceptable terms, if at all. In addition, there can be no assurance that the combined company will be able to maintain the current creditworthiness or prospective credit ratings of Synopsys or Ansys. Any actual or anticipated changes, or adverse conditions in the debt capital markets, could:
•	adversely affect the trading price of, or market for, its debt securities;
•	increase interest expense under its credit facilities;
•	increase the cost of, and adversely affect its ability to refinance, its existing debt; and
•	adversely affect its ability to raise additional debt.
The covenants contained in the agreements governing the combined company’s indebtedness following the merger will impose restrictions on Synopsys and certain of its subsidiaries that may affect their ability to operate their businesses.
The agreements that will govern the indebtedness of the combined company following the merger, including the indebtedness to be incurred pursuant to the debt commitment letter (or any indebtedness that may refinance or replace the bridge facility as set forth in the debt commitment letter) and the term loan credit agreement, will contain various affirmative and negative covenants. Such covenants may, subject to certain significant exceptions, restrict the ability of the combined company and certain of its subsidiaries after the merger to, among other things, engage in mergers, consolidations and acquisitions, grant liens and incur debt at subsidiaries. In addition, such agreements also contain financial covenants that will require the combined company to maintain certain financial ratios. The ability of the combined company and its subsidiaries to comply with these provisions after the merger may be affected by events beyond their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate the combined company's repayment obligations under all of its outstanding debt, which could have a material adverse effect on the combined company's business, operating results or financial condition.

Share repurchases and declaration, payment and amounts of dividends, if any, distributed to stockholders of the combined company will be uncertain.
In connection with the merger, Synopsys suspended its stock repurchase program until the company is able to reduce its expected debt levels. In addition, Synopsys does not currently pay dividends and does not intend to pay dividends following the merger. The Synopsys board of directors will have the discretion to determine the share repurchase and dividend policy of the combined company, including recommencement of the stock repurchase program and the amount and timing of dividends, if any, that the combined company may declare from time to time, which may be impacted by a number of factors, including:
•	cash requirements, capital spending plans, cash flow or financial position;
•	cash requirements for any future acquisitions;
•	Synopsys’ stock price;
•	Synopsys’ desire to maintain or improve the credit ratings on its debt;
•	restrictions under Delaware law;
•	leverage covenants in the combined company's credit facilities and indentures and, potentially, the terms of any future indebtedness that the combined company may incur; and
•	certain limitations on the amount of dividends subsidiaries of the combined company can distribute to Synopsys, as imposed by state law, regulators or agreements.
Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.
After the merger, Ansys stockholders will have a significantly lower ownership and voting interest in Synopsys than they currently have in Ansys and will exercise less influence over management.
Upon completion of the merger, Synopsys stockholders and Ansys stockholders are expected to hold approximately 83.5% and 16.5%, respectively, of the issued and outstanding shares of the combined company immediately following the completion of the merger. Consequently, former Ansys stockholders will have less influence over the management and policies of the combined company than they currently have over the management and policies of Ansys.
Risks Relating to Synopsys’ Business
Synopsys’ business will continue to be subject to the risks described in the section entitled “Risk Factors” in Synopsys’ Annual Report on Form 10-K for the fiscal year ended October 28, 2023, Quarterly Report on Form 10-Q for the fiscal quarter ended February 3, 2024 and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 169 for the location of information incorporated by reference into this proxy statement/prospectus.
Risks Relating to Ansys’ Business
Ansys’ business will continue to be subject to the risks described in the section entitled “Risk Factors” in Ansys’ Annual Report on Form 10-K for the year ended December 31, 2023 and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 169 for the location of information incorporated by reference into this proxy statement/prospectus.

THE PARTIES TO THE MERGER
ANSYS, Inc.
2600 Ansys Drive
Canonsburg, Pennsylvania 15317
(844) 462-6797
Ansys, headquartered in Canonsburg, Pennsylvania is a leading global supplier of engineering simulation software and services widely used by engineers, designers, researchers and students across a broad spectrum of industries and academia, including high-tech, aerospace and defense, automotive, energy, industrial equipment, materials and chemicals, consumer products, healthcare and construction. Ansys focuses on the development of open and flexible solutions that enable users to analyze designs on-premises and/or via the cloud, providing a common platform for fast, efficient and cost-conscious product development, from design concept to final-stage testing, validation and deployment. For more than 50 years, Ansys software has enabled innovators across industries to push the boundaries of product design by using the predictive power of simulation. Ansys helps close the gap between design and reality with Ansys simulation. From sustainable transportation to advanced semiconductors, from satellite systems to life-saving medical devices, Ansys powers innovation that drives human advancement. Ansys’ principal executive offices are located at 2600 Ansys Drive, Canonsburg, PA 15317 and its telephone number is (844) 462-6797.
Ansys common stock is listed on the NASDAQ under the ticker symbol “ANSS.”
For more information about Ansys, please visit Ansys’ website at https://www.ansys.com. The information contained on Ansys’ website or accessible through it (other than the documents incorporated by reference herein) does not constitute a part of this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Ansys is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 169.
Synopsys, Inc.
675 Almanor Avenue
Sunnyvale, California 94085
650-584-5000
Synopsys, Inc., a Delaware corporation, is a global leader in supplying the electronic design automation (EDA) software that engineers use to design and test integrated circuits, also known as chips or silicon. Synopsys also offers a broad and comprehensive portfolio of semiconductor intellectual property products and is a leading provider of software tools and services that improve the security, quality and compliance of software in a wide variety of industries. Synopsys operates in three segments: Design Automation, Design IP and Software Integrity.
Synopsys common stock is listed on the NASDAQ under the ticker symbol “SNPS.”
For more information about Synopsys, please visit Synopsys’ website at http://www.synopsys.com. The information contained on Synopsys’ website or accessible through it (other than the documents incorporated by reference herein) does not constitute a part of this proxy statement/prospectus or any other report or document on ﬁle with or furnished to the SEC. Additional information about Synopsys is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 169.

ALTA Acquisition Corp.
c/o Synopsys, Inc.
675 Almanor Avenue
Sunnyvale, California 94085
650-584-5000
ALTA Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Synopsys, was formed solely for the purpose of facilitating the merger. Merger Sub has not conducted any material business prior to the date of the merger agreement and has no material assets or material obligations of any nature, other than those incident to its formation and those incurred in connection with the merger agreement. By operation of the merger, Merger Sub will be merged with and into Ansys, with Ansys surviving the merger as a wholly owned subsidiary of Synopsys.

THE SPECIAL MEETING
This proxy statement/prospectus is first being mailed on or about [ ], 2024 and constitutes notice of the special meeting in conformity with the requirements of the DGCL and the amended and restated bylaws of Ansys, which are referred to as the Ansys bylaws.
This proxy statement/prospectus is being provided to Ansys stockholders as part of a solicitation of proxies by the Ansys board of directors for use at the special meeting and at any adjournments or postponements of the special meeting. Ansys stockholders are encouraged to read the entire document carefully, including the annexes and exhibits to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement.
Date, Time and Place of the Special Meeting
The special meeting will be held virtually via the Internet on May 22, 2024, at 11:00 a.m., Eastern Time. The special meeting will be held in a virtual-only format conducted via live audio webcast. Only holders of Ansys common stock as of the close of business on the record date are entitled to receive notice of, and vote at, the special meeting via the special meeting website or any adjournment or postponement thereof. Ansys stockholders will be able to attend the special meeting via the special meeting website or by proxy, submit questions and vote their shares electronically during the meeting by visiting the special meeting website at www.virtualshareholdermeeting.com/ANSS2024SM. Ansys stockholders will need the control number found on their proxy card or voting instruction form in order to access the special meeting website.
Matters to Be Considered at the Special Meeting
At the special meeting, you will be asked to consider and vote on the following proposals:
•	to adopt the merger agreement, which proposal is referred to as the merger agreement proposal;
•
to approve, on a non-binding, advisory basis, the merger-related compensation that will or may be paid to Ansys’ named executive officers in connection with the transactions contemplated by the merger agreement, which proposal is referred to as the compensation proposal; and

•
to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Ansys stockholders, which proposal is referred to as the adjournment proposal.

Recommendation of the Ansys Board of Directors
The Ansys board of directors unanimously recommends that Ansys stockholders vote:
•	Proposal 1: “FOR” the merger agreement proposal;
•	Proposal 2: “FOR” the compensation proposal; and
•	Proposal 3: “FOR” the adjournment proposal.
After careful consideration, the Ansys board of directors unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Ansys and its stockholders; (ii) approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement; (iii) directed that the merger agreement be submitted for adoption at a meeting of Ansys stockholders; and (iv) resolved to recommend that Ansys stockholders vote in favor of the adoption of the merger agreement.
See also the section entitled “The Merger—Recommendation of the Ansys Board of Directors; Ansys’ Reasons for the Merger” beginning on page 68.
Record Date for the Special Meeting and Voting Rights
The record date to determine who is entitled to receive notice of and to vote at the special meeting or any adjournments or postponements thereof is April 9, 2024. As of the close of business on April 9, 2024, the latest practicable date before the date of this proxy statement/prospectus, there were 87,299,981 shares of Ansys common stock issued and outstanding and entitled to vote at the special meeting. Each Ansys stockholder is entitled to one vote for any matter properly brought before the special meeting for each share of Ansys common stock such holder owned at the close of business on the record date. Only Ansys stockholders of record at the close of business on the record date are entitled to receive notice of and to vote at the special meeting and any and all adjournments or postponements thereof.
Quorum; Abstentions and Broker Non-Votes
A quorum of stockholders is necessary to conduct the special meeting. The presence, including by proxy, of the holders of a majority of the shares of Ansys common stock entitled to vote at the special meeting is necessary to constitute a quorum. Shares of Ansys common stock represented at the special meeting and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes, will be counted for purposes of determining a quorum. If a quorum is not present, the special meeting will be postponed or adjourned until the holders of the number of shares of Ansys common stock required to constitute a quorum attend.
Under the NASDAQ rules, banks, brokers or other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that the NASDAQ determines to be “non-routine.” Generally, a broker non-vote occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under the NASDAQ rules, “non-routine” matters include the merger agreement proposal (Proposal 1), the compensation proposal (Proposal 2), and the adjournment proposal (Proposal 3). Because none of the proposals to be voted on at the special meeting are routine matters for which brokers may have discretionary authority to vote, Ansys does not expect any broker non-votes at the special meeting. As a result, if you hold your shares of Ansys common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. The NASDAQ rules governing brokers’ discretionary authority will not permit brokers to exercise discretionary authority regarding any of the proposals to be voted on at the special meeting.
Required Votes; Vote of Ansys’ Directors and Executive Officers
Except for the adjournment proposal, the vote required to approve the proposals listed herein assumes the presence of a quorum.
Proposal		Votes Necessary
Proposal 1	Merger agreement proposal
Approval requires the affirmative vote of a majority of the outstanding shares of Ansys common stock entitled to vote on the merger agreement proposal. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the merger agreement proposal.

Proposal 2	Compensation proposal
Approval requires the affirmative vote of a majority of the votes cast at the special meeting on the compensation proposal (meaning the number of votes cast “FOR” this proposal must exceed the votes cast “AGAINST”). A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the compensation proposal.

Proposal 3	Adjournment proposal
Approval requires the affirmative vote of a majority of the votes cast at the special meeting on the adjournment proposal (meaning the number of votes cast “FOR” this proposal must exceed the votes cast “AGAINST”). A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the adjournment proposal.

Shares and Voting of Ansys’ Directors and Executive Officers
As of April 9, 2024, the latest practicable date before the date of this proxy statement/prospectus, Ansys directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 241,903 shares of Ansys common stock, collectively representing approximately 0.3% of the total outstanding shares of Ansys common stock. Although none of them has entered into any agreement obligating them to do so, Ansys currently expects that all of its directors and executive officers will vote their shares “FOR” the merger agreement proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal. See also the section entitled “Interests of Ansys’ Directors and Executive Officers in the Merger” beginning on page 140.
Methods of Voting
If you are a stockholder of record, you may vote by proxy through the Internet, by telephone or by mail, or by voting at the special meeting via the special meeting website. For shares held through a bank, broker or other nominee in “street name” instead of as a registered holder, you may vote by submitting your voting instructions to your bank, broker or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail as indicated below. Please refer to the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee, your shares of Ansys common stock will not be voted on any proposal as your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the special meeting; see the section entitled “The Special Meeting—Quorum; Abstentions and Broker Non-Votes” beginning on page 44.
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By the Internet: If you are a stockholder of record, you can vote at www.virtualshareholdermeeting.com/ANSS2024SM and follow the instructions, 24 hours a day, seven days a week. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials).

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By Telephone: If you are a stockholder of record, you can vote using a touch-tone telephone by calling 1-800-690-6903 and follow the recorded instructions, 24 hours a day, seven days a week. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials).

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By Mail: If you have received a paper copy of the proxy materials by mail, you may complete, sign, date and return by mail the paper proxy card or voting instruction form sent to you in the envelope provided to you with your proxy materials or voting instruction form.

Unless revoked, all proxies representing shares entitled to vote that are delivered pursuant to this solicitation will be voted at the special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you are a stockholder of record, proxies submitted over the Internet, by telephone or by mail as described above must be received by 11:59 p.m., Eastern Time, on May 21, 2024. To reduce administrative costs and help the environment by conserving natural resources, Ansys asks that you vote through the Internet or by telephone, both of which are available 24 hours a day.
Notwithstanding the above, if you hold your shares in “street name” and you submit voting instructions to your bank, broker or other nominee, your instructions must be received by the bank, broker or other nominee before the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions.
If you deliver a proxy pursuant to this proxy statement/prospectus, but do not specify a choice with respect to any proposal set forth in this proxy statement/prospectus, your underlying shares of Ansys common stock will be voted on such uninstructed proposal in accordance with the recommendation of the Ansys board of directors. Ansys does not expect that any matter other than the proposals listed above will be brought before the special meeting and the Ansys bylaws provide that the only business that may be conducted at the special meeting are those proposals brought before the meeting pursuant to this proxy statement/prospectus.

Revocability of Proxies
Any stockholder giving a proxy has the right to revoke it, including any proxy card you may have previously submitted, before the proxy is voted at the special meeting by any of the following actions:
•	sending a signed written notice of revocation to Ansys’ corporate secretary;
•	voting again by the Internet or telephone at a later time before the closing of the voting facilities at 11:59 p.m., Eastern Time, on the date before the special meeting;
•	submitting a properly signed proxy card with a later date; or
•	attending virtually and voting at the special meeting via the special meeting website.
Attendance virtually at the special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Ansys after the vote will not affect the vote. Ansys’ corporate secretary’s mailing address is: 2600 Ansys Drive, Canonsburg, Pennsylvania 15317, Attention: Corporate Secretary. If the special meeting is postponed or adjourned, it will not affect the ability of holders of Ansys common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above; however, if a new record date is set for an adjourned meeting, a new quorum will be required to be established.
Proxy Solicitation Costs
Ansys is soliciting proxies to provide an opportunity to all Ansys stockholders to vote on agenda items, whether or not the stockholders are able to attend the special meeting or an adjournment or postponement thereof. In addition to the solicitation of proxies by mail, Ansys will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of Ansys common stock and secure their voting instructions, if necessary. Ansys may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.
Ansys has also retained Mackenzie Partners, Inc. to assist in soliciting proxies and in communicating with Ansys stockholders and estimates that it will pay them a fee of approximately $75,000, plus reimbursement for certain fees and expenses. Ansys also has agreed to indemnify Mackenzie Partners, Inc. against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Proxies may be solicited on behalf of Ansys or by Ansys directors, officers and other employees in person, by mail, by telephone, by facsimile, by messenger, via the Internet or by other means of communication, including electronic communication. Directors, officers and employees of Ansys will not be paid any additional amounts for their services or solicitation in this regard.
Attending the Special Meeting
The special meeting may be accessed via the special meeting website, where Ansys stockholders will be able to listen to the special meeting, submit questions and vote online.
You are entitled to attend the special meeting via the special meeting website only if you were a stockholder of record as of the close of business on the record date, or you held your shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date, or you hold a valid proxy for the special meeting. If you were a stockholder of record at the close of business on the record date and wish to attend the special meeting via the special meeting website, you will need the control number on your proxy card. If a bank, broker, trustee or other nominee is the record owner of your shares of Ansys common stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.
You may submit questions during the live audio webcast of the special meeting via the special meeting website. To ensure the special meeting is conducted in a manner that is fair to all stockholders, Ansys may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. Ansys reserves the right to edit or reject questions it deems inappropriate, redundant or not relevant to the special meeting’s limited purpose.
Technical assistance will be available for stockholders who experience an issue accessing the special meeting. Contact information for technical support will appear on the special meeting website before the start of the special meeting.

Householding
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can request prompt delivery of a copy of this proxy statement/prospectus by writing to: 51 Mercedes Way, Edgewood, New York 11717, or by calling: (866) 540-7095.
Tabulation of Votes
The Ansys board of directors will appoint an independent inspector of election for special meeting. The inspector of election will, among other matters, determine the number of shares of Ansys common stock represented at the special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to Ansys stockholders.
Adjournments
If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal, then Ansys stockholders may be asked to vote on the adjournment proposal.
At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn before the time the proxy is voted at the reconvened meeting.
Assistance
If you need assistance voting or in completing your proxy card or have questions regarding the special meeting, please contact Mackenzie Partners, Inc., the proxy solicitation agent for Ansys:
Mackenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Call toll free: (800) 322-2885
Email: proxy@mackenziepartners.com
ANSYS STOCKHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, ANSYS STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

ANSYS PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT
This proxy statement/prospectus is being furnished to you as a stockholder of Ansys as part of the solicitation of proxies by the Ansys board of directors for use at the special meeting to consider and vote upon a proposal to adopt the merger agreement, which is attached as Annex A to this proxy statement/prospectus.
The Ansys board of directors, after due and careful discussion and consideration, unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Ansys and its stockholders.
The Ansys board of directors accordingly unanimously recommends that Ansys stockholders adopt the merger agreement, as disclosed in this proxy statement/prospectus and particularly the related narrative disclosures in the sections of this proxy statement/prospectus entitled “The Merger” beginning on page 51 and “The Merger Agreement” beginning on page 89 and as attached as Annex A to this proxy statement/prospectus.
Assuming a quorum is present, the merger between Ansys and Synopsys cannot be completed without the affirmative vote of a majority of the outstanding shares of Ansys common stock entitled to vote thereon. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.
IF YOU ARE AN ANSYS STOCKHOLDER, THE ANSYS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER AGREEMENT PROPOSAL (PROPOSAL 1).

ANSYS PROPOSAL 2: ADVISORY (NON-BINDING) VOTE ON MERGER-RELATED COMPENSATION FOR NAMED EXECUTIVE OFFICERS
Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Ansys is required to submit a proposal to Ansys stockholders to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Ansys’ named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement. This compensation is summarized in the section captioned “The Merger—Interests of Ansys’ Directors and Executive Officers in the Merger—Golden Parachute Compensation.” The Ansys board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement.
Accordingly, Ansys is asking you to approve the following resolution:
“RESOLVED, that the stockholders of Ansys approve, on a non-binding, advisory basis the compensation that will or may become payable to Ansys’ named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section captioned “The Merger—Interests of Ansys’ Directors and Executive Officers in the Merger—Golden Parachute Compensation”
The vote on this compensation proposal is a vote separate and apart from the vote on the proposal to adopt the merger agreement. Accordingly, you may vote to approve the proposal to adopt the merger agreement and vote not to approve this compensation proposal and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on Ansys. Accordingly, if the merger agreement is adopted and the merger is completed, the merger-related compensation will be paid to Ansys’ named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements, regardless of the outcome of the vote on this compensation proposal.
Vote Required and Board of Directors Recommendation
Approval, on an advisory (non-binding) basis, of the compensation proposal requires the affirmative vote of the outstanding shares of Ansys common stock representing a majority of the outstanding shares present at the special meeting in person or by proxy, provided a quorum is present. Assuming a quorum is present, (i) a failure to vote in person or by proxy at the special meeting will have no effect on the outcome of the compensation proposal, (ii) abstentions will not be counted as votes “FOR” or “AGAINST” and will have no effect on the outcome of the compensation proposal and (iii) broker “non-votes” (if any) will have no effect on the outcome of the compensation proposal. Shares of Ansys common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.
The Ansys board of directors unanimously recommends that you vote “FOR” this proposal.

ANSYS PROPOSAL 3: ADJOURNMENT OF THE SPECIAL MEETING
The special meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the merger agreement proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Ansys stockholders.
Ansys is asking its stockholders to authorize the holder of any proxy solicited by the Ansys board of directors to vote in favor of any adjournment of the special meeting to solicit additional proxies if there are not sufficient votes to approve the merger agreement proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Ansys stockholders.
The Ansys board of directors unanimously recommends that Ansys stockholders approve the proposal to adjourn the special meeting, if necessary.
Whether or not a quorum is present, the affirmative vote of a majority of the votes cast at the special meeting on the adjournment proposal is required to approve the adjournment proposal (meaning the number of votes cast at the special meeting “FOR” the adjournment proposal must exceed votes cast “AGAINST” in order for the adjournment proposal to be approved). A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the adjournment proposal.
IF YOU ARE AN ANSYS STOCKHOLDER, THE ANSYS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL (PROPOSAL 3).

THE MERGER
The following is a description of material aspects of the merger. While Synopsys and Ansys believe that the following description covers the material terms of the merger, the description may not contain all the information that is important to you. You are encouraged to read carefully this entire proxy statement/prospectus, including the text of the merger agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger. In addition, important business and ﬁnancial information about each of Synopsys and Ansys is included in or incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 169.
General
Synopsys, Merger Sub and Ansys have entered into the merger agreement, which provides for the merger of Merger Sub with and into Ansys, with Ansys surviving the merger as a wholly owned subsidiary of Synopsys.
Merger Consideration
At the eﬀective time, each share of Ansys common stock issued and outstanding immediately prior to the effective time (other than Ansys excluded shares) will be converted into the right to receive (i) $197.00 in cash, without interest, and (ii) 0.3450 of a share of Synopsys common stock, plus cash in lieu of any fractional shares.
No fractional shares of Synopsys common stock will be issued upon the conversion of shares of Ansys common stock pursuant to the merger agreement. Each holder of shares of Ansys common stock who would otherwise have been entitled to receive a fraction of a share of Synopsys common stock (after aggregating all shares represented of Synopsys common stock issuable to such holder) will receive, in lieu thereof and upon surrender thereof, a cash payment (rounded up to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of Synopsys common stock on the NASDAQ on the trading day immediately preceding the closing date.
The exchange ratio is ﬁxed, which means that it will not change between now and the date of the merger (except if the number of shares of Synopsys common stock to be issued in connection with the merger would otherwise exceed 19.9999% of the issued and outstanding shares of Synopsys common stock immediately prior to the effective time), regardless of whether the market price of either Synopsys common stock or Ansys common stock changes. Therefore, the value of the merger consideration will depend on the market price of Synopsys common stock at the eﬀective time. The market price of Synopsys common stock has ﬂuctuated since the date of the announcement of the merger agreement and will continue to ﬂuctuate from the date of this proxy statement/prospectus to the date of the special meeting, the date the merger is completed and thereafter. The market price of Synopsys common stock, when received by Ansys stockholders after the merger is completed, could be greater than, less than or the same as the market price of Synopsys common stock on the date of this proxy statement/prospectus or at the time of the special meeting. Accordingly, you should obtain current market quotations for Synopsys common stock and Ansys common stock before deciding how to vote with respect to any of the proposals described in this proxy statement/prospectus. Synopsys common stock and Ansys common stock are traded on the NASDAQ under the symbols “SNPS” and “ANSS,” respectively.
If the stock consideration to be issued by Synopsys in connection with the merger (including all shares of Synopsys common stock which may be issued after the effective time pursuant to converted options, converted RSUs and assumed shares) would exceed the maximum share number, the exchange ratio will be reduced by the exchange ratio reduction amount, and the per share cash amount will be increased by an amount equal to (i) the closing trading price of Synopsys common stock on NASDAQ for the trading day immediately preceding the closing date, multiplied by (ii) the exchange ratio reduction amount (rounded down to the nearest one-hundredth of a cent).
Background of the Merger
The Ansys board of directors and Ansys management regularly review and assess the company’s business, financial performance and strategic direction, outlook and growth prospects in light of industry and market developments. As part of this assessment, the Ansys board of directors and management regularly consider potential opportunities to strengthen the company’s business and enhance stockholder value, including by pursuing strategic opportunities such as acquisitions, dispositions, commercial partnerships or combinations with third parties. Consistent with their fiduciary duty to enhance stockholder value, the Ansys board of directors and management have always remained open to considering third-party interest in acquiring Ansys as well.

On September 18, 2023, Ajei Gopal, the Chief Executive Officer of Ansys, met virtually with a representative of Party 1 to discuss a variety of matters including industry conditions. During the meeting, the representative of Party 1 expressed interest in a potential business combination with Ansys. Dr. Gopal did not express support or opposition to a potential transaction but suggested that Party 1 send a written proposal if Party 1 wanted the Ansys board of directors to consider the idea. Dr. Gopal promptly informed Ronald Hovsepian, chairman of the Ansys board of directors, of his discussion with Party 1.
On September 21, 2023, Dr. Gopal met again with the same representative of Party 1 while both attended an industry conference. During the meeting, the Party 1 representative reiterated his interest in exploring a potential business combination with Ansys. Dr. Gopal suggested that Party 1 send a written proposal if Party 1 wanted the Ansys board of directors to consider the idea.
On October 3, 2023, Dr. Gopal met again with the same representative of Party 1 who continued to express an interest in a potential business combination with Ansys. Dr. Gopal reiterated his suggestion that Party 1 send a written proposal to enable the Ansys board of directors to evaluate Party 1’s acquisition interest with greater clarity on Party 1’s proposed transaction terms.
On October 15, 2023, Dr. Gopal spoke again with the representative of Party 1, who informed Dr. Gopal that Party 1 would be sending a written proposal to acquire Ansys. Following the conversation, Dr. Gopal received an email from a representative of Party 1 containing a non-binding indication of interest in acquiring Ansys for a combination of Party 1 stock and $57 in cash for each share of Ansys stock, implying a combined total value of approximately $365 per share of Ansys stock based on the then-prevailing trading price of Party 1 stock. Ansys stock closed at $293.13 per share on October 13, 2023, the most recent trading day prior to receipt of Party 1’s proposal letter. Party 1’s proposal letter contained a request that Ansys execute an exclusivity agreement providing for a 30-day period of exclusive negotiations with Party 1 to enable the parties to conduct confirmatory due diligence and negotiate a definitive transaction agreement. Dr. Gopal promptly shared Party 1’s transaction proposal with Ronald Hovsepian, chairman of the Ansys board of directors, and Dr. Gopal and Mr. Hovsepian decided to convene a meeting of the Ansys board of directors the following day to discuss Party 1’s transaction proposal.
On October 16, 2023, the Ansys board of directors met to discuss Party 1’s indication of interest. After discussing their initial reactions to Party 1’s proposal, subject to finalizing the terms of their engagement, the board approved the selection of Qatalyst Partners to serve as Ansys’ exclusive financial advisor to assist the company and the Ansys board of directors with an evaluation of Party 1’s transaction proposal and strategic alternatives to Party 1’s proposal, including possible business combination transactions with other third parties. Qatalyst Partners was selected to act as Ansys’ financial advisor based on Qatalyst Partners’ qualifications, expertise and reputation, as well as its knowledge of Ansys’ business and the industry in which it operates. At this meeting, the Ansys board of directors also approved the engagement of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to serve as the company’s legal counsel in connection with its evaluation of Party 1’s transaction proposal and strategic alternatives to Party 1’s proposal.
On October 17, 2023, the Ansys board of directors met with representatives of Qatalyst Partners and Skadden in attendance. Qatalyst Partners reviewed the details of Party 1’s proposal and presented a preliminary financial analysis of the proposal based on publicly available information, including Party 1’s financial profile, Ansys’ financial profile and historical trading statistics of Ansys, Party 1 and comparable software companies. Qatalyst Partners also presented a preliminary analysis of Party 1’s ability to increase the value of its proposal, including the cash component, through financing and other sources of cash, as well as a preliminary analysis of the pro forma financial profile of a combined company and its potential trading profile and characteristics. Finally, Qatalyst Partners presented a framework for considering Party 1’s proposal, potential responses to it and other related next steps, including potential outreach to other third parties with business and financial profiles that would suggest potential interest in a business combination with Ansys. The Ansys board of directors discussed the foregoing and requested a more specific engagement plan for Party 1, as well as a specific plan for outreach to other third parties that might have interest in a strategic business combination with Ansys.
On October 18, 2023, the Ansys board of directors reconvened its meeting begun the previous day, with management and representatives of Qatalyst Partners and Skadden in attendance. Skadden provided an overview of the directors’ fiduciary duties in connection with their evaluation of a potential sale of Ansys, emphasizing the importance of active board oversight over any strategic process involving a potential business combination transaction. Qatalyst Partners then presented a strategic process plan encompassing engagement with Party 1 and outreach to other third parties with business and financial profiles that would suggest a strategic fit and potential interest in a business combination with Ansys. As the board discussed the foregoing, the board considered the fact that Party 1’s proposal contemplated that a significant majority of the transaction consideration to be received by Ansys stockholders would consist of a fixed amount of Party 1’s stock, the value of which could fluctuate meaningfully in the short and long term due to a variety of factors. First, the board observed that Party 1 was scheduled to release its third quarter financial results, which could meaningfully impact the value of Party 1’s stock in the near term and, therefore, the implied value of Party 1’s proposal. Second, the board noted that any transaction with Party 1 was likely to take a significant period of time to complete due to regulatory requirements and, during that period of time, the value of Party 1’s stock could vary significantly due to its interim financial results, macro-economic business conditions and financial market fluctuations. In this regard, the board observed with some concern that Party 1’s stock was trading near all-time high multiples both compared to its historical trading and its peer group, suggesting possible downside risk to the value of its stock (and the implied value of its transaction proposal) due to potential contraction of its trading multiple during the pendency of a transaction. After discussion of these and other matters, the Ansys board of directors made a number of determinations regarding the proposed strategic process. First, the board instructed management and Qatalyst Partners to inform Party 1 that, due to the significant stock component of Party 1’s proposal and Ansys’ own forthcoming third quarter earnings announcement, Ansys was not prepared to respond to Party 1’s proposal until both companies had released their respective third quarter financial results. Second, the Ansys board determined to commence outreach to a select number of third parties that had a complementary strategic fit with Ansys’ businesses and the ability to pay for and/or finance a transaction with Ansys in order to gauge their respective interests in a potential business combination transaction with Ansys. The board discussed the most likely business combination partners amongst themselves and with representatives of Qatalyst Partners and, after reaching consensus on the four most likely business combination partners (including Synopsys), the board authorized and instructed management and Qatalyst Partners to contact those parties to make inquiries regarding their respective interests in a potential transaction with Ansys. Based on Ansys’ financial profile and the amount of capital required to acquire Ansys, the Ansys board did not believe that financial sponsors would have interest or the financial capacity to acquire Ansys so the board did not authorize any outreach to financial sponsors. Third, the Ansys board of directors instructed Ansys management to update Ansys’ long-term financial forecasts to ensure that the board’s evaluation of a potential sale of the company or other strategic alternatives would be fully informed by a financial analysis of Ansys that reflected Ansys’ most current business and financial outlook. Fourth, due to the significant time anticipated to be necessary to oversee the company’s strategic process and the need for nimble board oversight at times when it would not be practicable to assemble the full board, the Ansys board of directors decided to establish a committee of directors (the “Transaction Committee”) to supervise the company’s strategic process and assist the board, management and the company’s financial and legal advisors in evaluating Party 1’s proposal and any other transaction proposals the company might receive. The Transaction Committee was not created to address any actual or perceived conflict of interest and was not authorized to approve any business combination transactions. Mr. Hovsepian, Robert Calderoni and Jim Frankola were selected as the initial members of the Transaction Committee, but all members of the board were invited to attend meetings of the Transaction Committee. Finally, the board agreed to reconvene after Ansys had issued its third quarter earnings release to assess the status of the strategic process.
During the following few days, Dr. Gopal informed Party 1 that it should expect to receive a response from Ansys during the week of November 6, 2023 (after Ansys had issued its third quarter earnings release) and, as specifically authorized and directed by the Ansys board of directors, he contacted representatives of Synopsys and three other companies, referred to herein as Party 2, Party 3 and Party 4, to inform each of them that Ansys had received inbound interest in a business combination transaction. During these conversations, Dr. Gopal inquired into each party’s interest in exploring a strategic transaction with Ansys and encouraged each of them to engage with Qatalyst Partners if they had any such interest. Following these conversations, all four parties expressed interest in exploring a potential strategic transaction with Ansys and, thereafter, Qatalyst Partners contacted representatives of each of them to discuss timing and next steps. Shortly following these meetings, Ansys entered into a mutual confidentiality agreement with each of Synopsys, Party 2 and Party 3 (which included customary standstill provisions but did not include so-called “don’t ask, don’t waive” restrictions) in order to facilitate the exchange of information between Ansys and each of them.

On October 23, 2023, the Transaction Committee met with management and representatives of Qatalyst Partners, Skadden and Goodwin Procter LLP (“Goodwin”), one of the company’s regular outside counsel and engaged as transaction counsel along with Skadden, in attendance. Dr. Gopal updated the Transaction Committee on his recent conversations with representatives of Synopsys, Party 2, Party 3 and Party 4. The Transaction Committee discussed the strategic process in light of the preliminary interest expressed by Synopsys, Party 2, Party 3 and Party 4, as well as management’s ongoing development of refreshed long-term financial forecasts. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the Transaction Committee continued its discussion in an executive session.
On October 25, 2023 and October 26, 2023, the Ansys board of directors held regularly scheduled in-person board and committee meetings. At these meetings, the board discussed developments in the simulation market and Ansys’ stand-alone business strategy and strategic alternatives. On October 26, 2023, Qatalyst Partners provided an update on the company’s strategic process and recent discussions with each of the parties that Dr. Gopal had contacted at the board’s direction. Qatalyst Partners suggested the board meet again within the coming weeks in order to review management’s refreshed long-term financial forecasts, review the market’s reaction to the third quarter earnings releases of Ansys and Party 1, review a preliminary financial analysis of Ansys’ stand-alone valuation, review Party 1’s proposal with reference to the foregoing and develop a response to Party 1’s proposal based on the foregoing. Qatalyst Partners then presented an analysis of Party 1’s recent financial performance, long-term financial prospects and trading statistics and characteristics in order to lay a foundation for evaluating Party 1’s transaction proposal at a forthcoming board meeting.
Later on October 26, 2023, members of Ansys management met with representatives of Party 2 to review Ansys’ business, products and financial profile.
On October 28, 2023, members of the Transaction Committee met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance to discuss the status of the company’s strategic process and recent discussions with Synopsys, Party 2, Party 3 and Party 4. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the Transaction Committee continued its discussion in an executive session.
On October 29, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. The Ansys board of directors reviewed long-range financial forecasts for Ansys’ 2023, 2024, 2025 and 2026 fiscal years prepared by Ansys management, which included three alternative cases to give a broader perspective on possible alternative financial outcomes. See “The Merger—Certain Unaudited Prospective Financial Information” for a summary of these financial forecasts. After reviewing and discussing the foregoing, the board authorized Qatalyst Partners to use the foregoing financial forecasts in their financial analysis of Ansys and Party 1’s transaction proposal. The Ansys board of directors also authorized Ansys management and Qatalyst Partners to share Management Case 1 with Synopsys, Party 1, Party 2, Party 3 and Party 4 provided they entered into a confidentiality agreement with Ansys. Subsequently, representatives of Qatalyst Partners departed the meeting and the board discussed the terms of Qatalyst Partners’ potential engagement, including the relationship disclosure letter previously provided by Qatalyst Partners. After discussion, the board approved the engagement of Qatalyst Partners in connection with the evaluation of strategic alternatives of Ansys. That same day, Qatalyst Partners called Evercore Group L.L.C. (“Evercore”), Synopsys’ financial advisor, and, as specifically authorized and directed by the Ansys board of directors, indicated that Synopsys should maximize cash in any transaction proposal for a business combination with Ansys and noted that Ansys was engaging in discussions with multiple parties.
On October 30, 2023, Ansys management met with representatives of Party 2 to address supplemental due diligence questions raised by Party 2.
On November 1, 2023, Ansys publicly reported its third quarter financial results.
On November 3, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. The board discussed Ansys’ third quarter earnings release and the status of discussions with Party 1, Party 2, Party 3, Party 4 and Synopsys. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the board continued its discussion in an executive session.

On November 4, 2023, Ansys management met with representatives of Party 3 to review Ansys’ business, products and financial forecasts.
On November 6, 2023, Ansys provided Synopsys, Party 2 and Party 3 with certain due diligence information regarding Ansys’ business, operations and financial results through a virtual data room. As Party 1 had not yet entered into a confidentiality agreement with Ansys, Party 1 was not provided access to the virtual data room at that time.
On November 7, 2023, the Ansys board of directors met with representatives of Skadden in attendance. Skadden presented a preliminary regulatory assessment of a potential transaction with each of Party 1, Party 2, Party 3, Party 4 and Synopsys, noting that transactions with certain potentially interested counterparties would likely involve greater regulatory scrutiny than others and as a result could take longer to close and may require more involved regulatory-related mitigation measures such as divestures. Following Skadden’s presentation, representatives of Qatalyst Partners joined the meeting and presented a preliminary financial analysis of Ansys’ stand-alone valuation based on the Ansys long-term financial forecasts previously reviewed and approved by the board and current market trading statistics. Qatalyst Partners then reviewed Party 1’s transaction proposal and presented a pro forma combination analysis of a combined Party 1-Ansys company. After presenting these analyses, Qatalyst Partners discussed a framework for considering Party 1’s proposal, including whether to terminate or continue discussions with Party 1 regarding a potential transaction and how to respond to Party 1 if the board chose to continue transaction discussions with Party 1. The board discussed the fact that Party 1’s stock was trading near all-time high multiples and in any likely scenario a significant majority of the transaction consideration to be paid to Ansys stockholders in a transaction with Party 1 would consist of Party 1’s stock. The board also noted that the stock prices and trading multiples of several of the potentially interested counterparties were at or near all-time highs, reflecting business performance but also a measure of downside risk in stock prices if the trading multiples of these counterparties contracted for any reason. The board also considered the fact that if it sought a greater portion of cash consideration in a transaction with Party 1 in order to obtain downside value protection and greater value certainty, Party 1 would need to incur greater leverage to finance the additional cash consideration, which could in turn put downward price pressure on the remaining stock portion of Party 1’s transaction consideration. Finally, the board considered the fact that risks associated with Party 1 stock were accentuated by a potentially protracted regulatory process that could significantly delay completion of the transaction. After discussing the foregoing and other considerations, the board agreed that Party 1’s proposal was inadequate but sufficient to continue discussions with Party 1 to determine whether Party 1 would be willing to make a more compelling transaction proposal. The board discussed potential responses to Party 1, as well as messaging to Party 2, Party 3, Party 4 and Synopsys, with the goal of encouraging proposals from all of them at a time that would enable the Ansys board of directors to compare them to one another and the company’s stand-alone prospects and valuation. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the board continued its discussion in an executive session.
On November 8, 2023, following guidance and instruction from the Ansys board of directors, Dr. Gopal called a representative of Party 1 to convey Ansys’ feedback on Party 1’s proposal. Dr. Gopal informed Party 1 that the Ansys board of directors and management were confident in Ansys’ stand-alone business prospects and that Party 1’s proposal was inadequate in terms of overall value, the portion of cash comprising the proposed transaction consideration and commitments to obtain regulatory approvals to complete the transaction. Dr. Gopal suggested that Ansys and Party 1 enter into a confidentiality agreement to enable the companies to share additional information that would help Party 1 improve the terms of its transaction proposal, while affording Ansys an opportunity to evaluate Party 1’s business and financial prospects to better inform Ansys’ understanding of the long-term value of the stock component of Party 1’s proposal. The representative of Party 1 informed Dr. Gopal that Party 1 did not require additional information from Ansys in order to negotiate the terms of a transaction and that engaging in mutual information sharing would unnecessarily delay transaction negotiations. Dr. Gopal noted that the Ansys board of directors would require additional information from Party 1 in order to negotiate a transaction that included a significant amount of Party 1’s stock with appropriate commitments from Party 1 to take steps to ensure required regulatory approvals were timely received, regardless of whether Party 1 was willing to negotiate a transaction without additional information from Ansys.

Later the same day, Dr. Gopal spoke with Sassine Ghazi, the CEO-designate who at that time was the President and Chief Operating Officer of Synopsys, and confirmed that Ansys would evaluate any transaction proposal that Ansys received from Synopsys and requested that Synopsys communicate any such proposals through Qatalyst Partners.
On November 9, 2023, Ansys management met with representatives of Synopsys and addressed due diligence questions raised by Synopsys, including questions related to product and finance-related matters. Ansys management also met with representatives of Party 2 to address supplemental due diligence questions raised by Party 2. Later that day, a representative of Qatalyst Partners spoke with a representative of Party 1’s financial advisor and suggested that Party 1 enter into a confidentiality agreement with Ansys to facilitate information sharing between the parties. The representative of Qatalyst Partners reiterated that the Ansys board of directors would require certain confidential information from Party 1 (including its long-term financial plan and forecast) in order to negotiate a transaction that included Party 1’s stock so Party 1 would need to enter into a confidentiality agreement with Ansys to facilitate that information exchange if it wished to pursue a transaction with Ansys. In addition, Qatalyst Partners informed representatives of Party 1 that Ansys would require appropriate commitments from Party 1 to take steps to ensure required regulatory approvals were timely received. Representatives of Party 1 informed Qatalyst Partners that Party 1 was unwilling to enter into a confidentiality agreement or engage in mutual information sharing unless and until the parties had reached agreement on the principal terms of a transaction. Qatalyst Partners was also informed that Party 1 was considering an alternative transaction.
On November 10, 2023, Ansys management met with representatives of Party 4 and reviewed a management presentation on Ansys’ business, products and financial profile based on publicly available information because Party 4 had not yet entered into a confidentiality agreement with Ansys.
On November 11, 2023, Ansys management met with representatives of Party 3 to address supplemental due diligence questions raised by Party 3.
On November 13, 2023, Dr. Gopal spoke by telephone with a representative of Party 1 and was informed that Party 1 was unwilling to make another transaction proposal for Ansys but would consider any counter-offers that Ansys proposed in response to Party 1’s initial transaction proposal. Dr. Gopal was also informed that Party 1 was unwilling to be a participant in any process that Ansys might conduct to solicit strategic alternatives and requested a counter-proposal soon if Ansys wished to engage in further transaction discussions. The representative of Party 1 informed Dr. Gopal that Party 1 was considering an alternative transaction and, accordingly would require Ansys to move quickly or Party 1 would proceed with the alternative transaction. Dr. Gopal responded that he would discuss Party 1’s position with the Ansys board of directors but he did not commit to making any counter-offers nor to alter the process to meet Party 1’s timeline.
On November 14, 2023, Ansys management met separately with representatives of Party 2 and Party 3 to address their additional due diligence questions and review a presentation of Ansys’ long-term financial plan and forecasts previously reviewed and approved by the Ansys board of directors.
On November 16, 2023, Qatalyst Partners spoke with a representative of Party 4 and was informed that Party 4 would not be pursuing an acquisition of Ansys at this time. Qatalyst Partners promptly conveyed this information to members of the Ansys board of directors and management.
Also on November 16, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. Qatalyst Partners provided a situational update on the company’s strategic process, including Party 1’s refusal to participate in a strategic process involving Ansys and enter into a confidentiality agreement and Party 1’s request for a counter-proposal from Ansys soon so that Party 1 could determine whether to continue transaction discussions with Ansys. Qatalyst Partners observed that each of Party 2, Party 3 and Synopsys had held preliminary meetings with Ansys management, conducted preliminary due diligence work and indicated willingness to engage on regulatory matters under a confidentiality agreement with Ansys, in order to evaluate a potential transaction with Ansys and had been asked to submit a transaction proposal by the end of November. Finally, Qatalyst Partners noted that Party 4 had a preliminary meeting with Ansys but subsequently withdrew from the company’s strategic process. Qatalyst Partners then presented a preliminary financial evaluation of Party 1’s transaction proposal based on current trading statistics and other valuation analytics, as well as a preliminary financial analysis of a pro forma combined Party 1-Ansys company, including potential value creation opportunities presented by the business combination. Skadden then presented an outline of proposed regulatory-related terms for a potential transaction with Party 1 that was designed to enhance Party 1’s regulatory-related contractual commitments to completing a potential transaction with Ansys. After discussing the foregoing, the Ansys board of directors considered a number of possible responses to Party 1, including making a counter-proposal, but determined not to make a counter-proposal at that time. The board instead authorized and instructed management and Skadden to engage with Party 1 on the proposed regulatory-related terms to determine what level of closing certainty Party 1 was willing to offer in conjunction with its transaction proposal. The board also instructed management, with the assistance of Qatalyst Partners and Skadden, to continue to request that Party 2, Party 3 and Synopsys submit any transaction proposals they wished to make by the end of November. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the Transaction Committee continued its discussion in an executive session.
Later in the day, Qatalyst Partners conveyed the Ansys board’s request to representatives of Party 2, Party 3 and Synopsys, although Synopsys’ representatives responded that if Synopsys decided to make a transaction proposal, it would be unlikely to do so until after its quarterly earnings announcement on November 29, 2023.
Later that evening, Dr. Gopal and Mr. Ghazi met to discuss the diligence meetings that were scheduled for the following day. During the meeting, Dr. Gopal reiterated the Ansys board’s request that Synopsys submit any transaction proposal it wished to make by the end of November and also emphasized that the Ansys board would want parties to maximize cash in any proposal for a business combination with Ansys.
On November 17, 2023, Ansys management met in person with representatives of Synopsys to address additional diligence questions raised by Synopsys. Ansys management also discussed the need for Ansys to conduct due diligence on Synopsys in the event any transaction proposed by Synopsys included Synopsys stock. Synopsys did not oppose providing a reasonable level of due diligence on Synopsys. Throughout the day, Qatalyst Partners had several discussions with Party 1’s financial advisor in an effort to encourage Party 1 to provide certain confidential information to Ansys (including its long-term financial plans and forecast) in order to enable Ansys to prepare an informed counter-proposal to Party 1’s transaction proposal. Party 1’s financial advisor informed Ansys that Party 1 was unwilling to engage in mutual due diligence or otherwise delay negotiation of transaction terms to allow for a protracted due diligence exercise. During these calls, Party 1’s financial advisor again noted that Party 1 was considering an alternative transaction and wanted to determine whether a transaction with Ansys could be negotiated quickly and, if not, noted that Party 1 would proceed with the alternative transaction.
On November 18, 2023, the Transaction Committee met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. The Transaction Committee discussed recent discussions with Party 1, including Party 1’s continued reluctance to engage in confidential information sharing under a confidentiality agreement and Party 1’s desire either to negotiate a transaction with Ansys soon or to pivot to an alternative transaction it was considering (and pursuing in parallel with a potential transaction with Ansys). The Transaction Committee considered the importance of keeping Party 1 engaged, both to maximize the value of Party 1’s transaction proposal and to create competitive tension to encourage Party 2, Party 3 and Synopsys to make compelling transaction proposals by the end of the month. The Transaction Committee also considered Party 1’s statement that it was pursuing an alternative transaction, and determined that although important to keep Party 1 engaged, the Transaction Committee should strive to receive offers from all interested parties before determining whether to proceed with any of the counterparties or none of the counterparties. With a view to reconsidering the board’s previous determination not to make a counter-proposal to Party 1, Qatalyst Partners again reviewed a preliminary valuation analysis of Ansys, as well as a preliminary financial analysis of Party 1 and its financial ability to increase the cash component of its transaction proposal, in order to help the committee determine an appropriate counter-proposal, despite the fact that Party 1 had not shared information which would support the Transaction Committee’s work in evaluating Party 1’s proposal. After discussion, the Transaction Committee authorized and instructed Qatalyst Partners to convey to Party 1 that Ansys would be willing to consider a transaction with Party 1 if Ansys stockholders received shares of Party 1 stock and $110 in cash per Ansys share, implying a total value of approximately $439.97 per Ansys share based on the then-prevailing trading price of Party 1 stock. The closing price of Ansys stock the previous day was $299.46 per share. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the Transaction Committee continued its discussion in an executive session. Following this meeting, at the direction of the Transaction Committee, a representative of Qatalyst Partners called Party 1’s financial advisor to convey Ansys’ counter-proposal.

On November 20, 2023, Ansys management met again with representatives of Synopsys to address additional diligence questions raised by Synopsys.
On November 22, 2023, Party 1’s financial advisor called representatives of Qatalyst Partners with a revised transaction proposal from Party 1. Party 1’s revised proposal contemplated that Ansys stockholders would receive shares of Party 1 stock and $80 in cash per Ansys share, implying a total value of approximately $396.31 per Ansys share based on the then-prevailing trading price of Party 1 stock. The closing price of Ansys stock the previous day was $299.55 per share. Party 1’s financial advisor observed that Party 1 had little to no room to increase the total value of its proposed transaction consideration and very limited ability to further increase the cash component of its proposed transaction consideration because it was constrained by its desire not to over-lever Party 1 to finance the transaction. Qatalyst Partners promptly conveyed Party 1’s revised proposal and their conversation with Party 1’s financial advisor to members of the Ansys board of directors and management, including Party 1’s request for a response no later than November 29, 2023. Later in the day, Party 1’s outside counsel conveyed responses to the regulatory-related terms that Skadden had previously proposed on behalf of Ansys. Party 1’s regulatory-related terms presented what appeared to be a reasonably strong commitment to achieving regulatory clearance for the transaction, but Ansys’ ability to fully assess the strength of Party 1’s regulatory commitment was hampered by Party 1’s refusal to share certain confidential information with Ansys (due in part to Party 1’s refusal to enter into a confidentiality agreement with Ansys).
On November 23, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. Representatives of Qatalyst Partners presented a financial analysis of Party 1’s revised transaction proposal and a pro forma combined Party 1-Ansys company (including with a range of illustrative synergy assumptions) in comparison to a preliminary valuation analysis of Ansys on a stand-alone basis. Qatalyst Partners then reviewed the status of discussions with Party 2, Party 3 and Synopsys. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the board continued its discussion in an executive session. The Ansys board of directors did not make any determinations regarding Party 1’s revised transaction proposal at this time.
On November 27, 2023, Party 2 called representatives of Qatalyst Partners to inform them that Party 2 had decided not to pursue a transaction with Ansys at this time, and Qatalyst Partners promptly informed management of the same.
On November 29, 2023, the Ansys board of directors met again with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. Qatalyst Partners reviewed the status of discussions with Party 3 and Synopsys and informed the board that Party 2 would no longer be pursuing an acquisition of Ansys at this time. Qatalyst Partners indicated that Party 3 intended to send Ansys a transaction proposal on November 30, 2023, and Synopsys would be issuing its fourth quarter earnings release later in the day but would not be in a position to send Ansys a transaction proposal until early December. Qatalyst Partners also presented a preliminary financial analysis of Party 1’s revised transaction proposal based on current trading prices and a pro forma combined Party 1-Ansys company in comparison to a preliminary valuation analysis of Ansys on a stand-alone basis. The board, management and representatives from Qatalyst Partners, Skadden and Goodwin discussed the need to continue negotiations with Party 1 in order to determine the best transaction value it would be willing to offer while giving Party 3 and Synopsys time to formulate their transaction proposals, in order to compare them to one another and to the company’s stand-alone prospects and valuation. The board also discussed the fact that it would need to conduct due diligence on Party 1 (including reviewing its long-term financial plans and forecasts) before accepting a transaction proposal from Party 1. After discussion, the board instructed management, Qatalyst Partners, Skadden and Goodwin to convey that Ansys would be prepared to consider a transaction with Party 1 if Ansys stockholders would receive shares of Party 1 stock and $120 in cash per Ansys share, implying a total value of approximately $408.97 per Ansys share based on the then-prevailing trading price of Party 1 stock subject to completion of mutual due diligence and agreement on the regulatory-related terms to Ansys’ satisfaction. The closing price of Ansys stock the previous day was $294.62 per share. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the board continued its discussion in an executive session.
Later on November 29, 2023, Qatalyst Partners called Party 1’s financial advisor to deliver Ansys’ counter-proposal. Qatalyst Partners also informed Party 1’s financial advisor that the regulatory-related terms being negotiated by Skadden and Party 1’s outside counsel would need to be resolved before Ansys would move forward with a transaction proposal from Party 1 and Ansys would require certain due diligence information from Party 1 in order to conclude commercial, financial and legal due diligence and resolve the regulatory-related terms to Ansys’ satisfaction and to get comfortable with the value of Party 1’s stock.
On November 30, 2023, Party 1’s financial advisor called Qatalyst Partners to convey Party 1’s revised transaction proposal, which they characterized as being at the limit of what Party 1 would be able to offer, in which Ansys stockholders would receive shares of Party 1 stock and $95 per share in cash per Ansys share, implying a total value of approximately $398.33 per Ansys share based on the then-prevailing trading price of Party 1 stock. The closing price of Ansys stock the previous day was $298.86 per share. A representative of Qatalyst Partners promptly conveyed Party 1’s revised proposal to the Ansys board of directors and management. Also on November 30, 2023, a representative of Party 3 contacted Dr. Gopal to convey Party 3’s proposal to acquire Ansys for approximately $345 per Ansys share, all of which would be paid in Party 3 stock. Later that day, Ansys received a written transaction proposal from Party 3 reflecting the foregoing terms, but also providing that the exchange ratio for the transaction would reflect a 17.5% premium to the market exchange ratio of the two companies’ stock at the announcement of the proposed transaction subject to a collar that would frame the premium between 15% and 20%.
On December 1, 2023, Evercore informed Qatalyst Partners that Synopsys would not be in a position to submit a transaction proposal until December 12, following a Synopsys board meeting scheduled on December 11.
On December 2, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. The Ansys board of directors first received a situational update on the status of transaction discussions with Party 1 and Party 3 (from whom Ansys had received transaction proposals) and Synopsys (from whom Qatalyst Partners informed Ansys to expect a transaction proposal on or around December 12, 2023). Qatalyst Partners then presented a preliminary financial analysis of Party 1’s most recent transaction proposal, Party 3’s initial transaction proposal and a hypothetical transaction with Synopsys (since Synopsys had not yet provided Ansys with an acquisition proposal). For Party 1’s and Party 3’s proposals, Qatalyst Partners presented a pro forma financial analysis of the combined companies and potential value creation opportunities presented by the combined company created by each transaction proposal, in comparison to a preliminary valuation analysis of Ansys on a stand-alone basis. Following this presentation, the board discussed whether Party 1’s transaction proposal reflected terms the board would support. The board was generally supportive of Party 1’s transaction proposal but only if Ansys received satisfactory due diligence on Party 1 to confirm the board’s valuation assumptions regarding Party 1’s long-term financial outlook (as Party 1 had not yet entered into a confidentiality agreement with Ansys) and a satisfactory resolution of the regulatory-related terms being negotiated with Party 1’s outside counsel, and provided that Ansys did not receive any other transaction proposal that was superior to Party 1’s proposal. The board also considered whether Party 3’s initial transaction proposal was a business combination the board might support. The board also believed that Party 3’s transaction proposal had significant upside potential relative to Ansys’ stand-alone valuation and was, therefore, worthy of greater evaluation and engagement with Party 3 to more fully assess a potential business combination with Party 3. After discussion, the board authorized management, Qatalyst Partners, Skadden and Goodwin to continue their due diligence engagement and regulatory related discussions with Party 1 and Party 3 while awaiting a transaction proposal from Synopsys so that the board could evaluate all three proposals in comparison to one another and Ansys’ stand-alone business prospects and financial outlook. The board also instructed Qatalyst Partners to make counter-proposals to Party 1’s most recent transaction proposal and Party 3’s initial transaction proposal to determine if each of them could be encouraged to improve the terms of their respective proposals. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the board continued its discussion in an executive session.
Later on December 2, 2023, following instruction from the Ansys board of directors, Qatalyst Partners contacted Party 1’s financial advisor to convey a counter-proposal to Party 1’s most recent transaction proposal. Specifically, Qatalyst Partners informed Party 1’s financial advisor that Ansys would be prepared to consider a transaction with Party 1 if Ansys stockholders would receive shares of Party 1 stock and $100 per share in cash per Ansys share, implying a total value of approximately $400.09 per Ansys share based on the then-prevailing trading price of Party 1 stock. The closing price of Ansys stock the previous day was $295.48 per share. Qatalyst

Partners also explained to Party 1’s financial advisor that Ansys would only be prepared to transact at the proposed price if Ansys received satisfactory due diligence on Party 1 to confirm the board’s valuation assumptions regarding Party 1’s long-term financial outlook and a satisfactory resolution of the regulatory-related terms being negotiated with Party 1’s outside counsel.
On December 3, 2023, Party 1 tentatively agreed to the headline price of approximately $400.09 per Ansys share and the other terms of the Ansys counter-proposal that was conveyed by Qatalyst Partners the previous day (subject to confirmatory due diligence and negotiation of an acceptable definitive transaction agreement) but reiterated its previous request for a period of exclusive negotiations with Ansys. Party 1 again emphasized that it had an alternative transaction under consideration and was frustrated by the slow pace of transaction discussions, so it pressed Ansys to enter into an exclusivity agreement soon to demonstrate that Ansys was committed to a transaction with Party 1. Ansys and Party 1 subsequently entered into a confidentiality agreement (which included customary standstill provisions but did not include so-called “don’t ask, don’t waive” restrictions) to facilitate a mutual exchange of confidential information to help both parties further evaluate the proposed transaction and finalize the regulatory-related terms for the transaction. However, Ansys declined to enter into an exclusivity agreement with Party 1. Also on December 3, following instruction from the Ansys board of directors, Qatalyst Partners contacted a representative of Party 3 to convey a counter-proposal to Party 3’s initial transaction proposal pursuant to which Ansys stockholders would receive shares of Party 3 stock for each Ansys share, implying a value of approximately $382 per Ansys share based on the then-prevailing trading price of Party 3 stock. Party 3 did not express a willingness to improve or otherwise change its transaction proposal at this time but continued to express interest in engaging to determine if a business combination made strategic sense.
On December 3, 2023, Qatalyst Partners, as instructed by the Ansys board of directors, indicated to Evercore that another party with whom they had been negotiating for several weeks had made progress and was pressing to sign exclusivity by the end of the week, and that this party had indicated that their offer would expire on December 10, 2023, at midnight. Qatalyst Partners indicated that if Synopsys submitted a proposal after that time Ansys may not be in a position to respond to Synopsys’ proposal in light of the other party’s request for exclusivity. Later that day, Dr. Gopal and Qatalyst Partners had two separate conversations with Mr. Ghazi where they communicated a similar message.
On December 4, 2023, following execution of a confidentiality agreement the previous day, Party 1 was given access to non-public information in the virtual data room.
On December 5, 2023, Dr. Gopal met with a representative of Party 1 and informed him that the Ansys board of directors was scheduled to meet again on December 13, 2023 and would consider Party 1’s request for exclusive negotiations at that meeting. Party 1 again expressed frustration with what Party 1 perceived to be unnecessary delays and suggested that it might withdraw its proposal if Ansys didn’t commit to exclusive negotiations soon.
On December 5, 2023, Evercore communicated to Qatalyst Partners that, while a formal proposal from Synopsys could only be submitted after Synopsys’ board meeting on December 11, 2023, subject to approval by the board of directors of Synopsys, by the end of the week, Evercore would provide more color on the proposal that Synopsys’ management intended to present to the Synopsys board of directors, and indicated that Synopsys’ legal counsel would be available to discuss Synopsys’ proposed regulatory-related terms after the submission of such proposal.
On December 6, 2023, Ansys management met with representatives of Party 1 and reviewed Ansys’ long-term plan and financial forecasts previously approved by the Ansys board of directors. Skadden and Party 1’s outside counsel also continued their negotiations of the terms of a regulatory-related terms for the transaction. During this timeframe, several diligence meetings were held with Party 1’s advisors to discuss legal, financial and product-related matters.
On December 7, 2023, Evercore communicated to Qatalyst Partners that Synopsys’ management intended to submit to the Synopsys board of directors a proposal that included a significant amount of cash, did not require a vote of Synopsys’ stockholders, and represented a market premium to Ansys’ then-current trading price. Qatalyst Partners indicated to Evercore that a typical 25-30% premium would not be sufficient given the competitive nature of the process.

On December 8, 2023, the Ansys board of directors met with Ansys management to discuss the company’s stand-alone business plans and prospects, both with management and separately in an executive session without management, in order to more fully consider and discuss whether Ansys should proceed with any of the transaction proposals the company had received or instead abandon the company’s strategic exploration process altogether and pursue the company’s independent business strategy. Also on December 8, 2023, Ansys management met with representatives of Party 1 to address additional due diligence questions raised by Party 1.
On December 9, 2023, the Ansys board of directors met with management and representatives of Skadden and Goodwin in attendance. The board discussed the status of Ansys’ due diligence on Party 1, Party 3 and Synopsys, possible synergies that could be generated by a transaction with each of them and the relative regulatory risks of a potential transaction with each of them. Management (including Dr. Gopal) then left the meeting and the board continued its discussion in an executive session.
On December 10, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. The board discussed the transaction proposals received from Party 1 and Party 3, and Qatalyst Partners presented a preliminary financial analysis of each of the proposals and a hypothetical transaction with Synopsys (since Synopsys had not yet provided Ansys with an acquisition proposal). The Ansys board of directors discussed the opportunities and risks of each proposal, including the overall headline value of each proposal, the long-term value potential of each proposal, the stock and cash consideration mix of each proposal, the regulatory risk profile of each proposal, and potential synergies contemplated by each of the parties in connection with each proposal. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the board continued its discussion in an executive session.
Throughout the preceding December 9 and 10 weekend, Skadden and Party 1’s outside counsel continued to negotiate the regulatory-related terms for the proposed transaction and representatives of Party 1 continued to press Dr. Gopal to finalize the regulatory-related terms and enter into an exclusivity agreement. In this regard, Party 1 continued to express frustration with the pace of negotiations over the regulatory-related terms and repeatedly suggested that it might withdraw its proposal if Ansys didn’t enter into an exclusivity agreement to demonstrate that Ansys was committed to a transaction with Party 1.
On December 11, 2023, representatives of Evercore called representatives of Qatalyst Partners on behalf of Synopsys, and conveyed Synopsys’ proposal to acquire Ansys for $182.50 in cash and Synopsys stock with a notional value of $182.50 per Ansys share (with the exchange ratio to be fixed prior to the execution of the definitive transaction agreement), implying a headline value of $365 per Ansys share. Following that conversation, representatives of Qatalyst received from representatives of Evercore, on behalf of Synopsys, a written, non-binding indication of interest to acquire Ansys for “$365.00 per share (the ‘Notional Per Share Value’), consisting of $182.50 per share in cash and $182.50 per share in stock (based on a fixed exchange ratio to be specified prior to the execution of definitive transaction documents)… [t]his would result in ANSYS stockholders owning approximately 16% of the combined company” (the same proposal that Evercore had previously conveyed to Qatalyst Partners). Synopsys’ indication of interest stated that the proposed transaction would not be subject to a vote of Synopsys’ stockholders and contained a request that Ansys agree to a 30-day period of exclusive negotiations with Synopsys to enable the parties to conduct confirmatory due diligence and negotiate a definitive transaction agreement. Synopsys’ indication of interest also indicated that Synopsys had instructed its legal counsel, Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), to discuss Synopsys’ proposed terms relating to regulatory approvals with Skadden. Later that day, representatives of Cleary spoke with representatives of Skadden and conveyed Synopsys’ proposed regulatory-related terms for the transaction. Later on December 11, 2023, Mr. Ghazi called Dr. Gopal about Synopsys’ transaction proposal. Dr. Gopal did not express a position on Synopsys’ proposal during this call but he informed Mr. Ghazi that the Ansys board of directors would consider Synopsys’ proposal the following day.
On December 12, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. Qatalyst Partners presented a summary of Synopsys’ transaction proposal and a preliminary financial analysis of the current transaction proposals Ansys had received from each of Party 1, Party 3 and Synopsys, as well as a preliminary financial analysis of the pro forma combination of Ansys with each of the parties and the potential value creation opportunities of a business combination with each party, in each case in comparison to a preliminary valuation analysis of Ansys on a stand-alone basis. The board discussed the fact that the notional value of Synopsys’ transaction proposal was materially lower than Party 1’s transaction proposal and, therefore, not a transaction that the board could support as presently proposed. The board generally agreed, however, that the greater cash component of Synopsys’ proposal was significantly more attractive than the mix of stock and cash comprising Party 1’s proposal and the all-stock proposal from Party 3. After discussion, the Ansys board of directors instructed Qatalyst Partners to seek an improved transaction proposal from Synopsys, both in terms of its overall headline value and the cash component of the transaction, before making any determinations regarding the transaction proposals the company had received from Party 1, Party 3 and now Synopsys. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the board continued its discussion in an executive session.
Later that day, at the request of the Ansys board of directors, Qatalyst Partners called representatives of Evercore and informed them that the headline value of Synopsys’ transaction proposal was meaningfully lower than another transaction proposal the company was considering and if Synopsys wished to obtain the support of the Ansys board, it would need to materially improve the overall value of its proposal and should seek to maximize the cash component of its proposal. Qatalyst Partners emphasized that Ansys was under pressure by another party to enter into an exclusivity agreement and if Synopsys did not materially improve its transaction proposal, Ansys might elect to accept that party’s exclusivity demands and move forward with that party instead of Synopsys. Acknowledging that Ansys was under time pressure from another party, Evercore indicated that Synopsys would be willing to increase its transaction proposal to $187.50 in cash and Synopsys stock with a notional value of $195 per Ansys share (with the exchange ratio to be fixed prior to the execution of the definitive transaction agreement), implying a headline value of $382.50 per Ansys share. Evercore also indicated that Synopsys’ revised proposal would not require a vote of Synopsys’ stockholders. Later the same day, with the authorization of the Ansys board of directors, Dr. Gopal called Mr. Ghazi and indicated that he felt that the Ansys board would potentially support a transaction with Synopsys that had a headline value of $392.00 per Ansys share, $197 of which would be paid in cash and the remainder of which would be paid in shares of Synopsys stock (with the exchange ratio to be fixed in the definitive transaction agreement). Mr. Ghazi indicated that Synopsys would be willing to increase its transaction proposal to $191.50 in cash and Synopsys stock with a notional value of $196.50 per Ansys share (with the exchange ratio to be fixed prior to the execution of the definitive transaction agreement), implying a headline value of $388.00 per Ansys share. Dr. Gopal informed Mr. Ghazi that the price was not high enough. Later that day, Evercore spoke with representatives of Qatalyst Partners and indicated that Synopsys would be willing to increase its transaction proposal to $193.80 in cash and Synopsys stock with a notional value of $196.20 per Ansys share (with the exchange ratio to be fixed prior to the execution of the definitive transaction agreement), implying a headline value of $390.00 per Ansys share. Shortly thereafter on that same day, representatives of Qatalyst received from representatives of Evercore, on behalf of Synopsys, a written, non-binding indication of interest to acquire Ansys for “$390.00 per share (the ‘Notional Per Share Value’), consisting of $193.80 per share in cash and $196.20 per share in stock (based on a fixed exchange ratio to be specified prior to the execution of definitive documents)…[t]his would result in ANSYS stockholders owning approximately 16% of the combined company” (the same proposal that Evercore had verbally conveyed to Qatalyst Partners earlier that day). Synopsys’ indication of interest stated that the proposed transaction would not be subject to a vote of Synopsys’ stockholders, contained a request that Ansys execute an exclusivity agreement providing for a 30-day period of exclusive negotiations with Synopsys and proposed that Synopsys would pay a reverse termination fee to Ansys of $1 billion if the proposed transaction did not close due to the failure to obtain any required regulatory approvals. The closing price of Ansys stock the previous day was $290.13 per share.
During the previous days, Skadden and Party 1’s outside counsel also continued to negotiate the regulatory-related terms for the proposed transaction and representatives of Party 1 continued to press Dr. Gopal to finalize the regulatory-related terms and enter into an exclusivity agreement. In this regard, Party 1 continued to express increasing frustration with the pace of negotiations over the regulatory-related terms and repeatedly suggested that it might withdraw its proposal if Ansys didn’t enter into an exclusivity agreement to demonstrate that Ansys was committed to a transaction with Party 1. Ansys and its representatives began to develop a serious concern that Party 1 was preparing to withdraw its proposal.
On December 13, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. Qatalyst Partners presented a summary of Synopsys’ current transaction proposal and a preliminary financial analysis of the current transaction proposals Ansys had received from each of Synopsys, Party 1 and Party 3, as well as a preliminary financial analysis of the pro forma combination of Ansys with each of the counterparties and the potential value creation opportunities of a business combination with each of the counterparties, in each case in comparison to a preliminary valuation analysis of Ansys on a stand-alone basis. The board then considered and discussed the individual and relative merits of each transaction proposal in light of numerous factors, including the overall headline value offered by Synopsys of $390 per share and the overall headline value offered by Party 1 of $404.40 per share based on the closing price of Party 1 stock as of December 12, 2023, the stock and cash mix of consideration contemplated by each proposal (including the greater cash component of Synopsys’ proposal), the long-term value potential of each proposal, the regulatory risks of each transaction (including, in particular, the significant product overlaps between Ansys and Party 1 and the likely regulatory complications and delays that it was likely to create when compared to a transaction with Synopsys), the regulatory-related terms currently discussed with each of Synopsys and Party 1 (including Synopsys’ proposal to divest businesses, product lines or assets representing up to $200 million of fiscal year 2023 revenue) and the expected timeframe that would be necessary to close each transaction due to regulatory requirements and expectations. The board also focused on both the long-term value creation opportunities and downside risks of a business combination with each of the counterparties. In this regard, the board reviewed the business profile and prospects of a pro forma company created by combining Ansys with each of the counterparties, as well as the relative trading characteristics of each counterparty and how those trading characteristics could impact the value of each proposed business combination during the pendency of each transaction and following the completion of each transaction. The board observed again that the stocks of Synopsys and Party 1 were trading at very high multiples, so the larger cash component of Synopsys’ proposal provided a more significant downside hedge during the pendency of the transaction relative to the smaller cash component of Party 1’s proposal. After extensive discussion of these and other relative merits and risks of each proposed transaction, the board determined that pursuing a transaction with Synopsys on the basis of its most recent proposal was in the best interests of the company and its stockholders. The board next discussed the value of a 30-day period of exclusive negotiations with Synopsys to enable the parties to complete their confirmatory due diligence on the other and negotiate a definitive transaction agreement. The board authorized Ansys management to enter into such an exclusivity period if Synopsys agreed to improve its proposal by including a $1.5 billion reverse termination fee. The board also authorized management to request that Synopsys agree to appoint two Ansys directors to the Synopsys board of directors upon completion of a transaction. Management (including Dr. Gopal) and representatives of Qatalyst Partners then left the meeting and the board continued its discussion in an executive session.
Following the board meeting, representatives of Qatalyst Partners called representatives of Evercore to inform them that the Ansys board was supportive of a transaction with Synopsys on the basis of its latest proposal. Qatalyst Partners also conveyed that the Ansys board had authorized a 30-day period of exclusive negotiations if Synopsys would accept a $1.5 billion reverse termination fee. Qatalyst Partners also conveyed the board’s request regarding the appointment of two Ansys directors to the Synopsys board of directors. Prior to entering into an exclusivity agreement, as instructed by the board, Dr. Gopal contacted the CEO of Party 3 and Dr. Gopal and representatives of Qatalyst Partners contacted representatives of Party 1 to inform them that Ansys would not be engaging in further discussions regarding a potential transaction at this time and planned to enter into an exclusivity agreement with another party. Later that day, Synopsys accepted Ansys’ request for a $1.5 billion reverse termination fee, and Synopsys and Ansys entered into an exclusivity agreement pursuant to which Ansys agreed not to, among other things, engage in discussions or negotiations with any other party until January 16, 2024.
From December 13, 2023, until Ansys and Synopsys entered into the merger agreement, Ansys and Synopsys conducted mutual due diligence on one another. Over the same period, Dr. Gopal regularly spoke with Mr. Ghazi to discuss the progress of confirmatory due diligence, negotiation of the merger agreement and related matters.
On December 14, 2023, Ansys received a revised, unsolicited transaction proposal from Party 1 pursuant to which Ansys stockholders would receive shares of Party 1 stock and $140 per share in cash for each share of Ansys stock, which implied a total transaction value of approximately $418.20 per Ansys share based on the then-prevailing trading price of Party 1 stock (“Party 1’s December 14th Proposal”). The closing price of Ansys stock the previous day was $297.06 per share. Neither Ansys nor any of its representatives responded to or engaged with Party 1 due to the restrictions in the company’s exclusivity agreement with Synopsys.
On December 16, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. Qatalyst Partners informed the board that Ansys had received a revised transaction proposal from Party 1 and summarized the terms of Party 1’s December 14th Proposal.

Qatalyst Partners explained that Ansys was not at liberty to respond to or engage in discussions with Party 1 in response to its proposal due to the company’s exclusivity agreement with Synopsys but the board could leverage Party 1’s proposal to seek an improved transaction proposal from Synopsys at the appropriate time and/or could re-initiate negotiations with Party 1 once Ansys’ exclusivity commitment with Synopsys terminated. After discussion, the Ansys board of directors determined to continue working towards a transaction with Synopsys, while notifying Synopsys that it would likely need to improve the overall value of its transaction proposal due to Ansys’ receipt of a new transaction proposal from a competing counterparty. Later that day, Qatalyst Partners informed Evercore that Ansys had received a competing transaction proposal with improved terms from another counterparty, and that Synopsys would have to improve its transaction proposal before Ansys would sign a definitive agreement with Synopsys.
During the final weeks of December 2023, commercial teams at Ansys and Synopsys were also attempting to finalize the terms of a new commercial arrangement relating to sales of certain products in certain countries in the Asia-Pacific region, the commercial terms for which were generally consistent with other commercial agreements between the companies relating to other Ansys products. Given that the two companies were also actively negotiating a business combination transaction, and the fact that any other party that sought to acquire Ansys would potentially inherit this commercial arrangement, the Ansys board of directors began to consider the terms of this arrangement in more detail. After discussion, the Ansys board instructed management to negotiate a termination right (and associated termination fee) that would apply in the event that any party other than Synopsys were to acquire Ansys during the term of this new commercial arrangement and the commercial arrangement was ultimately entered into with a termination right that Ansys believed would not burden any other party’s ability to acquire Ansys.
On December 21, 2023, Cleary sent to Skadden an initial draft of the merger agreement for the proposed transaction with Synopsys. Over the course of the ensuing weeks until the parties entered into the merger agreement on January 15, 2024, Ansys and Synopsys and their respective advisors continued their confirmatory due diligence review of the other party and Skadden and Cleary negotiated the terms of the merger agreement on behalf of Ansys and Synopsys. At the request of the Ansys board of directors, Skadden sought to ensure that the terms of the merger agreement with Synopsys would not unreasonably interfere with or financially burden Ansys’ ability to enter into discussions regarding another transaction before Ansys received stockholder approval for the Synopsys transaction. This included ensuring Ansys would not be restricted from (i) engaging in discussions with Party 1 or Party 3 (or any other party) if Ansys received an unsolicited competing transaction proposal from Party 1 or Party 3 (or any other party) that constitutes or would reasonably be expected to lead to a superior offer before Ansys received stockholder approval for the Synopsys transaction or (ii) terminating the merger agreement in order to accept an unsolicited superior offer from Party 1 or Party 3 (or any other party) before Ansys received stockholder approval for the Synopsys transaction. Additional key terms of the merger agreement negotiated between the parties included (1) the amount of the termination fee payable by Ansys and the circumstances in which it would be payable; (2) the conditions to each party’s obligations relating to, and the parties’ commitments in connection with obtaining, required regulatory approvals and satisfying other closing conditions; (3) the circumstances under which the reverse termination fee would be payable by Synopsys; (4) the number of, and process for selecting, Ansys directors that would become members of the Synopsys board of directors in connection with the closing of the merger, (5) the interim operating covenants applicable to Ansys prior to the closing of the merger and related exceptions for, among other things, employee retention matters; and (6) the tax treatment of the stock consideration payable in the merger.
Also on December 21, 2023, and continuing on December 22, 2023, various news outlets in the U.S. reported that Ansys and Synopsys were discussing a potential business combination transaction valuing Ansys at nearly $30 billion. Neither Ansys nor Synopsys confirmed or otherwise commented publicly on these news reports. Following these news reports, the price of Synopsys stock traded down approximately 6.3% on December 22, 2023 from its closing price on December 21, 2023.
On December 23, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. The board received a report from management on investor and analyst reaction to the recent news reports regarding the possible merger of Ansys and Synopsys. Qatalyst Partners provided a situational update on the confirmatory due diligence process with Synopsys. After Qatalyst Partners’ departed the meeting, Skadden provided an update on the status of merger agreement negotiations and the key points of ongoing negotiation with Synopsys and its outside counsel.

On December 24, 2023, Dr. Gopal received a note from a representative of Party 5, with whom Ansys had previously held occasional high-level discussions regarding a possible business combination, expressing interest in a merger with Ansys after citing news reports of a potential Synopsys-Ansys transaction. Shortly thereafter, Ansys received a letter from Party 5 in which Party 5 argued that a business combination of the parties could create compelling value for the stockholders of both parties. Party 5’s letter did not propose any specific transaction terms but argued that a Party 5-Ansys business combination could create value for Ansys stockholders above $400 per share (including synergy value). Dr. Gopal did not respond to Party 5’s business combination proposal in light of Ansys’ existing exclusivity agreement with Synopsys that prohibited him from doing so.
On December 30, 2023, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. Qatalyst Partners presented an overview of Party 5 and a preliminary financial analysis of a hypothetical business combination of Party 5 and Ansys, as well as a financial comparison of such a transaction to the transaction proposals that Ansys had received from Synopsys, Party 1 and Party 3. After discussing Party 5’s letter and considering Qatalyst Partners’ preliminary financial analysis of the hypothetical transaction proposal relative to the other transaction proposals that Ansys had received, the board again considered the fact that Synopsys, Party 1 and now Party 5 could withdraw their respective transaction proposals at any time while Ansys remained under exclusivity with Synopsys. After discussion, the board determined to continue working towards a transaction with Synopsys, while notifying Synopsys that it would likely need to improve the overall value of its transaction proposal due to Ansys’ receipt of transaction proposals from two other parties. After the foregoing discussion, Qatalyst Partners discussed the impact on the stock prices of Synopsys and Party 1, as well as the related value of their respective transaction proposals, following the December 21 news articles regarding rumored transaction discussions between Synopsys and Ansys. In particular, Qatalyst Partners observed that the rumors were having a disproportionately negative impact on the trading price of Synopsys stock (relative to Party 1’s stock price and the overall market) even though the overall market prices (including the stock price of Party 1) were also trending lower. Qatalyst Partners noted that the disproportionate impact on the trading price of Synopsys stock relative to the trading price of Party 1 stock would make it more difficult to compare the overall value of the Synopsys transaction with Party 1’s December 14th Proposal. To address this, Qatalyst Partners presented various analyses using different illustrative trading prices of Synopsys stock, including a hypothetical unaffected price to take into account the negative impact on the Synopsys stock price created by the market rumors of a transaction, in an effort to help the Ansys board more accurately compare both transactions. The board generally believed that the situation could potentially result in an improved transaction proposal from Synopsys. The board instructed management, Skadden and Goodwin to continue working on the proposed Synopsys transaction while Qatalyst Partners began efforts to seek an improved transaction proposal from Synopsys.
Following the foregoing Ansys board meeting, Qatalyst Partners began to engage with Evercore in an effort to obtain an improved transaction proposal from Synopsys, citing among other things Party 1’s December 14th Proposal, without disclosing specific terms, Ansys’ receipt of a new transaction proposal from Party 5 and the trading dynamics that had reduced the overall headline value of the Synopsys transaction since Ansys and Synopsys originally agreed on principal transaction terms. In this latter regard, Qatalyst Partners noted that the Synopsys transaction proposal proposed a fixed value and suggested that Synopsys would need to increase the exchange ratio for the stock component of the transaction consideration in order to maintain that overall transaction value. There was a discussion regarding the interpretation of the Synopsys transaction proposal and whether it implied a fixed value or a fixed exchange ratio. Evercore indicated that Synopsys was unwilling to alter the principal terms of the transaction, citing a variety of considerations, including limitations on the overall amount of stock it was willing to issue to Ansys stockholders in the transaction, limitations on the amount of debt it was willing to incur to help finance the cash component of the transaction consideration and the fact that Synopsys believed its stock price was being disproportionately impacted by market rumors of the transaction.
On January 5, 2024, representatives of Evercore informed representatives of Qatalyst Partners that Synopsys was revising its proposal to acquire Ansys, in which Ansys stockholders would receive 0.345 of a share of Synopsys stock and $193.80 per share in cash per Ansys share, which implied a headline value of approximately $361.06 per Ansys share based on the then-current trading price of Synopsys stock and $386.99 per Ansys share based on the trading price of Synopsys stock as of December 21, 2023, the last trading day prior to rumors of the transaction. Qatalyst Partners responded to Evercore that this proposal was unlikely to be acceptable to the board in light of the factors mentioned above. Evercore conveyed to Qatalyst Partners that any further discussions on value would require Dr. Gopal and Mr. Ghazi to speak directly.

On January 6, 2024, Dr. Gopal and Mr. Ghazi had several conversations regarding the terms of the transaction. During these conversations, Dr. Gopal indicated that the Ansys board of directors would need Synopsys to increase its offer in order approve a transaction with Synopsys. Dr. Gopal expressed concerns that the latest revised proposal from Synopsys did not appear to align with Synopsys’ original transaction proposal. As a result, Dr. Gopal indicated that Ansys would be pausing all communications and ongoing mutual due diligence with Synopsys.
On January 7, 2024, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. Management provided an early and preliminary read out on the company’s fourth quarter and full year financial results, noting that the results appeared to be in line with management expectations and guidance the company had previously provided to investors and the analyst community. Qatalyst Partners and Skadden provided an update on the status of confirmatory due diligence and transaction negotiations with Synopsys. Later in the day, the board reconvened the meeting to receive a situational update on discussions with Synopsys from Qatalyst Partners and Skadden. Qatalyst Partners again presented a preliminary financial analysis of the Synopsys transaction and Party 1’s December 14th Proposal at various prices, including a hypothetical unaffected stock price for Synopsys to take into account the negative impact on the Synopsys stock price created by the market rumors of a transaction, in an effort to help the board more accurately compare both transactions.
On the same day, Dr. Gopal spoke with Mr. Ghazi, and Mr. Ghazi communicated that Synopsys would be further revising its proposal to acquire Ansys, in which Ansys stockholders would receive 0.345 shares of Synopsys stock and $197.00 per share in cash per Ansys share, which implied a headline value of approximately $364.26 per Ansys share based on the then-current trading price of Synopsys stock, and $390.19 per Ansys share based on the trading price of Synopsys stock as of December 21, 2023, the last trading day prior to rumors of the transaction. Mr. Ghazi characterized this revised proposal as “best and final”.
On January 8, 2024, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin. Qatalyst Partners presented a situational update on discussions with Synopsys’ financial advisor, noting that Synopsys improved its proposal the previous day by increasing the cash component of the purchase price. Skadden then provided a summary of material terms currently under negotiation in the proposed merger agreement with Synopsys and received guidance from the board on its preferred resolution of these issues.
Following this meeting, Qatalyst Partners continued their efforts to attempt to convince Synopsys to improve the terms of its transaction while Skadden continued its efforts to negotiate the terms of the merger agreement with Cleary.
On January 13, 2024, the Ansys board of directors met with management and representatives Qatalyst Partners, Skadden and Goodwin in attendance. Management provided an overview of its due diligence review of Synopsys’ business, operations and financial outlook, noting in general that it had not uncovered any issues of concern in Synopsys’ near or long-term business and financial outlook. Qatalyst Partners and Skadden gave the board a situational update on the status of negotiations with Synopsys’ financial advisor and outside counsel. Qatalyst Partners observed that, despite pressing Synopsys’ financial advisor, Synopsys remained strongly opposed to changing the financial terms of its transaction proposal for the reasons previously cited and was prepared to allow its exclusivity agreement with Ansys to lapse without announcing a transaction if Ansys was unwilling to proceed with the transaction on the “best and final” terms conveyed by Mr. Ghazi to Dr. Gopal.
Following this meeting of the Ansys board of directors, management, Skadden and Cleary finalized the terms of the merger agreement.
On January 15, 2024, the Ansys board of directors met with management and representatives of Qatalyst Partners, Skadden and Goodwin in attendance. Qatalyst Partners presented a financial analysis of the Synopsys transaction and Party 1’s December 14th Proposal, as well as a financial analysis of the pro forma combination of Ansys with each of them and the potential value creation opportunities of a business combination with each of them, in each case in comparison to a valuation analysis of Ansys on a stand-alone basis. Qatalyst Partners noted that the overall headline value of Synopsys’ newly revised transaction proposal was approximately $367.57 per Ansys share based on Synopsys’ then-current trading price and the overall headline value of Party 1’s December 14th Proposal was approximately $416.56 per Ansys share based on Party 1’s then-prevailing trading price. Qatalyst Partners observed that the price differential between the two transaction proposals was partially driven by the impact on Synopsys’ stock price of the market rumors of the Synopsys transaction. To address this, Qatalyst Partners presented various analyses using different trading prices of Synopsys stock, including a hypothetical unaffected price to take into account the negative impact on the Synopsys stock price created by the market rumors of a transaction, in an effort to help the board more accurately compare both transactions. Without this analysis, the overall headline value of Party 1’s December 14th Proposal was higher than the overall headline value of the Synopsys transaction, but after applying the foregoing normalizing analysis the overall headline value of Synopsys’ transaction was closer to the overall headline value of Party 1’s most recent transaction proposal.
In light of the foregoing, the board discussed whether it was willing to accept and proceed with the Synopsys transaction on the agreed upon terms or let exclusivity with Synopsys lapse at the end of the day so that Ansys could re-initiate negotiations with Party 1. The board considered numerous factors in this discussion. The board considered the relative headline values of the two transaction proposals and the fact that market rumors of the Synopsys transaction made it challenging to compare the proposals simply based on their current headline values (even after taking into account their relative stock price declines to account for those rumors). The board noted that, based on guidance from Skadden, both transactions were likely to take a considerable period of time to complete due to regulatory clearance processes and during that period of time, the headline value of either transaction would vary with market changes and company-specific trading volatility. Qatalyst Partners noted that the greater cash component of the Synopsys transaction (relative to Party 1’s transaction proposal) provided greater downside protection against declines in the Synopsys stock price during the pendency of the transaction relative to Party 1’s more stock heavy transaction proposal. The board also generally agreed that the long-term value creation potential of a combined Synopsys-Ansys company was greater than a combined Party 1-Ansys company due to the greater complementarities in the respective businesses of Synopsys and Ansys relative to the businesses of Ansys and Party 1. In this regard, Skadden also noted that the Synopsys transaction had relatively less regulatory risk given the complementarities in the businesses of Synopsys and Ansys in comparison to the overlaps in the businesses of Ansys and Party 1, especially in light of ongoing and recent product announcements by Party 1 in product categories that overlapped with those of Ansys. As a tactical matter, the board considered the possibility that Party 1 was no longer interested in pursuing a transaction with Ansys (or would not maintain the previously proposed terms even if it continued to have interest) and if Ansys allowed exclusivity to lapse with Synopsys, Synopsys could withdraw its transaction proposal altogether (or reduce its proposed transaction consideration). Finally, Skadden observed that the terms of the negotiated merger agreement would enable Ansys to engage with Party 1, and even terminate the Synopsys merger agreement, if Ansys received an unsolicited superior transaction proposal from Party 1 after the announcement of the Synopsys transaction and prior to receiving Ansys stockholder approval for the Synopsys transaction. After considering these and other factors, the Ansys board determined that the Synopsys transaction was in the best interest of the company and its stockholders.
Referring to the fully negotiated definitive merger agreement and a detailed summary thereof, copies of each of which had been provided to the board in advance of the meeting, representatives of Skadden then summarized the fully negotiated and complete terms of the merger agreement, including the parties thereto, transaction structure, purchase price, regulatory obligations and closing conditions, among other terms, and updated the board as to the resolution of certain deal points that had been outstanding at the time of prior review of the material terms of the merger agreement. After discussing the foregoing, Qatalyst Partners presented its oral opinion, subsequently confirmed in writing by delivery of Qatalyst Partners’ opinion dated as of January 15, 2024 to the Ansys board of directors, to the effect that, as of such date, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in Qatalyst Partners’ written opinion, the merger consideration to be paid to Ansys stockholders pursuant to the merger agreement was fair, from a financial point of view, to Ansys stockholders, as more fully described in the section entitled “The Merger—Opinion of Qatalyst Partners” beginning on page 72 and the full text of the written opinion of Qatalyst Partners which is attached as Annex B to this proxy statement/prospectus.
After discussions, including as to the matters discussed below in the section entitled “—Recommendation of the Ansys Board of Directors; Ansys’ Reasons for the Merger” beginning on page 68 and the financial analyses and opinions and the terms of the merger agreement summarized for the Ansys board of directors at this and at prior meetings, the Ansys board of directors unanimously (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of

Ansys and its stockholders; (2) approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement; (3) directed that the merger agreement be submitted for adoption at a meeting of Ansys stockholders; and (4) resolved to recommend that Ansys stockholders vote in favor of the adoption of the merger agreement.
Following the approval of the merger and the merger agreement by the Synopsys board of directors and the Ansys board of directors, Synopsys and Ansys executed the merger agreement on January 15, 2024, and in the morning of January 16, 2024, prior to the opening of trading, issued a joint press release announcing the execution of the merger agreement.
Recommendation of the Ansys Board of Directors; Ansys’ Reasons for the Merger
At a meeting held on January 15, 2024, the Ansys board of directors unanimously:
•	determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Ansys and its stockholders;
•	approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement;
•	directed the merger agreement be submitted for adoption at a meeting of Ansys stockholders; and
•	recommended that Ansys stockholders vote in favor of the adoption of the merger agreement.
ACCORDINGLY, THE ANSYS BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT ANSYS STOCKHOLDERS VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.
In reaching its decision to approve and declare advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Ansys board of directors, as described in the section entitled “The Merger—Background of the Merger” beginning on page 51, held a number of meetings, consulted with Ansys’ senior management and its outside legal and financial advisors, Skadden and Goodwin and Qatalyst Partners, respectively, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of Ansys and Synopsys. At its meeting held on January 15, 2024, after due consideration and consultation with Ansys’ senior management and outside legal and financial advisors, the Ansys board of directors unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommended that Ansys stockholders vote in favor of the adoption of the merger agreement.
In making its determination, the Ansys board of directors focused on a number of factors, including the following:
•
Premium to Current Equity Price. The merger consideration to be paid by Synopsys of $197.00 in cash and 0.3450 of a share of Synopsys common stock, which implied an equity value of $390.19 per share of Ansys common stock, based on Synopsys’ closing stock price on December 21, 2023, the last full trading day prior to media speculation regarding a potential transaction, would provide Ansys stockholders with the opportunity to receive approximately (1) a 29% premium over the closing price of $303.16 per share of Ansys common stock on December 21, 2023, the last full trading day prior to media speculation regarding a potential transaction and (2) a 35% premium over the 60-day volume weighted average price for the period ending on December 21, 2023.

•
Liquidity and Certainty of Value. A significant portion of the merger consideration to be paid to Ansys stockholders will consist of cash, which will provide immediate liquidity and certainty of value to Ansys stockholders and will mitigate the risk of any contraction in trading multiples of Synopsys stock during the pendency of the merger, and the remainder of the merger consideration to be paid to Ansys stockholders will consist of freely tradable Synopsys common stock.

•
Future Appreciation. The merger and the merger consideration offered in connection therewith will provide Ansys stockholders with ownership of approximately 16.5% of the combined company on a pro forma basis and, therefore, allow Ansys stockholders to participate through the stock portion of the consideration in any appreciation in the equity value of Synopsys, including as a result of the synergies expected to result from the merger.

•
Strategic Benefits. The proposed transaction provides compelling strategic and financial benefits in which Ansys stockholders would participate through the stock portion of the merger consideration, including the expectation of the Ansys board of directors that the transaction will (1) combine Synopsys’ EDA technology with Ansys’ established simulation and analysis capabilities to provide customers a comprehensive, powerful and system-focused approach to innovation, (2) combine highly complementary businesses with significant expansion opportunities, (3) build upon the successful partnership between Synopsys and Ansys dating back to 2017, (4) meaningfully expand the combined company’s total addressable market by 1.5x to $28 billion, (5) increase the combined company’s strong financial position and outlook, (6) generate substantial and sustained free cash flow for the combined company, which will enable rapid de-leveraging, (7) achieve significant cost and revenue synergies and (8) deliver greater opportunities for employee development given the larger organization.

•
Competitive Process. The proposed transaction was the product of a competitive negotiated process that in the Ansys board of directors’ view represents the best risk-adjusted value attainable among all the parties that had put forward an indication of interest with respect to a combination with Ansys.

•
Cultural Alignment. The cultural alignment between Ansys and Synopsys, including shared values and commitment to integrity, operational excellence, customer satisfaction, innovation and stockholder value.

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Synopsys’ Business Condition and Prospects. The information and discussions with Ansys’ senior management and outside advisors regarding their diligence review of Synopsys’ business, assets, financial condition, results of operations, current business strategy and prospects, including the historical operational and market performance of Synopsys, the size and scale of Synopsys and the expected pro forma effect of the proposed merger on Synopsys.

•
Business Environment. The current and prospective business environment in which Ansys and Synopsys operate, including international, national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on Ansys and Synopsys.

•
Fairness Opinion. The analyses and presentations of Qatalyst Partners and its oral opinion, subsequently confirmed in writing, to the Ansys board of directors that, as of the date of the opinion, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its written opinion, the merger consideration to be paid to Ansys stockholders pursuant to the merger agreement was fair, from a financial point of view, to Ansys stockholders, as more fully described under the section entitled “The Merger—Opinion of Qatalyst Partners” beginning on page 72 and the full text of the written opinion of Qatalyst Partners, which is attached as Annex B to this proxy statement/prospectus.

•
Extensive Negotiations. The merger consideration reflected extensive negotiations between Ansys and Synopsys and their respective advisors, and the belief of the Ansys board of directors that the merger consideration represents the best proposal and economic value available to Ansys’ stockholders.

•
Regulatory Matters. The Ansys board of directors’ view, after consultation with Ansys’ senior management and Skadden, concerning the likelihood that regulatory approvals and clearances necessary to consummate the merger would be obtained.

•
Terms of the Merger Agreement. The review by the Ansys board of directors with its advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations to complete the merger and the termination provisions as well as the likelihood of consummation of the proposed transactions and the evaluation of the Ansys board of directors of the likely time period necessary to complete the merger. The Ansys board of directors also considered the following specific aspects of the merger agreement:

○
the limited number of closing conditions included in the merger agreement, including the absence of a financing condition or similar contingency that is based on Synopsys’ ability to obtain financing, the exceptions to the events that would constitute a material adverse effect on Ansys for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;

○	the ability of Ansys stockholders to approve or reject the merger by voting on the adoption of the merger agreement;
○
the requirement to use reasonable best efforts to obtain approvals or clearances by applicable governmental authorities, including by divesting assets, holding assets separate or otherwise taking any other action that would limit Ansys’ or Synopsys’ freedom of action, except to the extent that such action would, individually or in the aggregate, (1) involve the divestment of businesses, product lines or assets representing, individually or in the aggregate, more than $200 million of revenue generated during fiscal year 2023 or (2) involve any limitation on the freedom of action of Synopsys, Ansys or their respective subsidiaries that would, individually or in the aggregate, reasonably be expected to have a material impact on the combined company, taken as a whole (including any impact on expected synergies), measured on a scale relative to the size of Ansys and its subsidiaries, taken as a whole, prior to the merger;

○
the fact that the Ansys board of directors has the right, after complying with specified covenants and prior to the Ansys stockholder approval being obtained, to change its recommendation to the Ansys stockholders that they vote in favor of the adoption of the merger agreement if the Ansys board of directors determines in good faith after consultation with Ansys’ outside legal counsel and financial advisors, that as a result of a superior proposal or certain intervening events the failure to change its recommendation would be inconsistent with its fiduciary duties to Ansys’ stockholders under applicable Delaware law;

○	the requirement that, in the event of the termination of the merger agreement under certain circumstances, Synopsys will pay Ansys a termination fee of $1.5 billion; and
○
Ansys’ right to terminate the merger agreement under certain circumstances, including in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer in certain circumstances, subject to providing Synopsys an opportunity to match such offer prior to taking such action and payment to Synopsys of a termination fee of $950 million if the merger agreement is so terminated, which amount the Ansys board of directors believes to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions.

The Ansys board of directors weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the merger agreement and the merger, including:
•	the risk that Synopsys’ financial performance may not meet Ansys’ expectations, including any contraction of trading multiples of Synopsys stock during the pendency of the transaction;
•	the impact of external factors on Synopsys’ financial performance and/or trading multiples, including changes in regulation and other macroeconomic and political factors;
•
the difficulties and management challenges inherent in completing the merger and integrating the business, operations and workforce of Ansys and Synopsys and the risk of not capturing all the anticipated synergies and the risk that other anticipated benefits of the merger might not be realized;

•
the amount of time it could take to complete the merger, including that completion of the merger depends on factors outside of Ansys’ or Synopsys’ control, and the risk that the pendency of the merger for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on Ansys or Synopsys, including their respective customer, supplier and other business relationships;

•	the possible diversion of management attention for an extended period of time during the pendency of the merger;
•	the risk that, despite the retention efforts of Ansys and Synopsys prior to the consummation of the merger, Ansys and Synopsys may lose key personnel;
•
the provisions of the merger agreement that prohibit Ansys from soliciting other acquisition proposals and the potential payment to Synopsys by Ansys of a termination fee of $950 million, as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 119;

•	that certain provisions of the merger agreement, including the $950 million termination fee, may have the effect of discouraging alternative proposals to acquire Ansys;
•
the risk that if Synopsys fails to complete the merger as a result of a breach of the merger agreement in certain circumstances, remedies may be limited to the termination fee of $1.5 billion, as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 119, which may be inadequate to compensate Ansys for the damage caused, and if available, other rights and remedies may be expensive and difficult to enforce, and the success of any such action may be uncertain;

•	the potential for litigation relating to the proposed merger and the associated costs, burden and inconvenience involved in defending those proceedings;
•
the restrictions in the merger agreement on the conduct of Ansys’ business during the period between execution of the merger agreement and the consummation of the merger, including that Ansys must conduct its business only in the ordinary course, subject to specific limitations, and a prohibition on Ansys entering into mergers and acquisitions, which could negatively impact Ansys’ ability to pursue certain business opportunities or strategic transactions;

•
the risk that regulatory agencies may delay, object to and challenge the merger or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of Ansys or Synopsys; see the section entitled “The Merger—Regulatory Approvals and Related Matters” beginning on page 85;

•	the treatment of the merger consideration to be received by Ansys stockholders as taxable for U.S. federal income and other tax purposes;
•
the fact that the exchange ratio for the stock component of the merger consideration is fixed under the merger agreement, meaning that the value of the merger consideration, consisting of $197.00 in cash and 0.3450 of a share of Synopsys common stock for each share of Ansys common stock, upon consummation of the merger might be more or less than or the same as the value of such consideration on the date of the execution of the merger agreement; and

•
the risks of the type and nature described in the section entitled “Risk Factors” beginning on page 27 and the matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 25.

The Ansys board of directors considered all these factors as a whole and, on balance, concluded that they supported a favorable determination to approve the merger agreement and to make its recommendations to Ansys stockholders.
In addition, the Ansys board of directors was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Ansys stockholders generally, including the treatment of equity awards held by such directors and executive officers in the merger described in the section entitled “Interests of Ansys’ Directors and Executive Officers in the Merger” beginning on page 140 and the obligation of the surviving corporation to indemnify Ansys directors and officers against certain claims and liabilities.
The foregoing discussion of the information and factors that the Ansys board of directors considered is not intended to be exhaustive, but rather is meant to include many of the material factors that the Ansys board of directors considered. The Ansys board of directors collectively reached the conclusion to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the Ansys board of directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Ansys board of directors considered in connection with its evaluation of the merger, the Ansys board of directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Ansys board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors. The Ansys board of directors carefully considered all of the factors described above as a whole.

The foregoing description of Ansys’ consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 25.
Opinion of Qatalyst Partners
Ansys retained Qatalyst Partners to act as its financial advisor in connection with a potential transaction such as the merger and to evaluate whether the merger consideration to be received pursuant to, and in accordance with, the terms of the merger agreement by the holders of shares of Ansys common stock (other than Synopsys or any affiliate of Synopsys) was fair, from a financial point of view, to such holders. Ansys selected Qatalyst Partners to act as Ansys’ financial advisor based on Qatalyst Partners’ long-standing relationship with Ansys as well as Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of Ansys and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of its opinion in this proxy statement/prospectus. At the meeting of the Ansys board of directors on January 15, 2024, Qatalyst Partners rendered to the Ansys board of directors its oral opinion, subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the merger consideration to be received pursuant to, and in accordance with, the terms of the merger agreement by the holders of shares of Ansys common stock (other than Synopsys or any affiliate of Synopsys) was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated January 15, 2024, to the Ansys board of directors following the meeting of the Ansys board of directors.
The full text of Qatalyst Partners’ written opinion, dated January 15, 2024, is attached hereto as Annex B and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. Holders of shares of Ansys common stock should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Ansys board of directors and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the merger consideration to be received pursuant to, and in accordance with, the terms of the merger agreement by the holders of shares of Ansys common stock (other than Synopsys or any affiliate of Synopsys), to such holders, and it does not address any other aspect of the merger. It does not constitute a recommendation as to how any holder of shares of Ansys common stock should vote with respect to the merger proposal or any other matter and does not in any manner address the price at which Ansys common stock will trade or otherwise be transferable at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached to this proxy statement/prospectus as Annex B.
In arriving at its opinion, Qatalyst Partners reviewed a draft of the merger agreement, certain related documents and certain publicly available financial statements of Ansys and Synopsys and other business and financial information of Ansys and Synopsys. Qatalyst Partners also reviewed certain forward-looking information relating to Ansys prepared by the management of Ansys, including Management Case 1, Management Case 2 and Management Case 3 (which we refer to, together, as the “Financial Forecasts”), each as described in the section above entitled “The Merger—Certain Unaudited Prospective Financial Information.” Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of Ansys and Synopsys with senior management of Ansys and Synopsys, respectively. Qatalyst Partners also reviewed the historical market prices and trading activity for Ansys common stock and Synopsys common stock, and compared the financial performance of Ansys and Synopsys and the prices and trading activity of Ansys common stock and Synopsys common stock with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.
In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by Ansys and Synopsys. With respect to the Financial Forecasts, Qatalyst Partners was advised by the management of Ansys, and Qatalyst Partners assumed based on discussions with the management of Ansys and the Ansys board of directors, that the Financial Forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Ansys of the future financial performance of Ansys and other matters covered thereby. Qatalyst Partners expressed no view as to the Financial Forecasts or the assumptions on which they were based. Qatalyst Partners assumed that the terms of the draft merger agreement reviewed by Qatalyst Partners would not differ materially from the final executed merger agreement, and that the merger will be completed in accordance with the terms set forth in the merger agreement, without any modification, waiver or delay and with no adjustment to the merger consideration. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Ansys, Synopsys or the contemplated benefits expected to be derived in the merger. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Ansys or Synopsys or their respective affiliates, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the management of Ansys as to the existing and future technology and products of Ansys and the risks associated with such technology and products. Qatalyst Partners’ opinion has been approved by its opinion committee in accordance with its customary practice.
Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst Partners’ opinion and the assumptions used in preparing it, and Qatalyst Partners has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst Partners’ opinion does not address the underlying business decision of Ansys to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Ansys. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the merger consideration to be received pursuant to, and in accordance with, the terms of the merger agreement by the holders of shares of Ansys common stock (other than Synopsys or any affiliate of Synopsys), and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Ansys or Synopsys or any of their respective affiliates, or any class of such persons, relative to such consideration.
The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated January 15, 2024. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized, among other things, the Financial Forecasts, described in the section above entitled “The Merger—Certain Unaudited Prospective Financial Information” and third-party research analyst consensus estimates as of January 12, 2024 (which are referred to as the “street case”). Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.
Discounted Cash Flow Analysis
Qatalyst Partners performed an illustrative discounted cash flow analysis, which is designed to imply a range of potential per-share present values for Ansys common stock as of December 31, 2023 (which is the end of Ansys’ most recent completed fiscal quarter and most recent balance sheet date), with respect to each of Management Case 1, Management Case 2 and Management Case 3, by:
•	adding:
(a)
the implied net present value of the estimated future unlevered free cash flows (which are referred to as the “UFCF”) of Ansys, based on each of Management Case 1, Management Case 2 and Management Case 3, as applicable, for the calendar year 2024 through calendar year 2032 (which implied present value was calculated using a range of discount rates of 10.5% to 13.0%, based on an estimated weighted average cost of capital for Ansys);

(b)
the implied net present value of a corresponding terminal value of Ansys, calculated by multiplying Ansys’ estimated UFCF in fiscal year 2033 of approximately $3,178 million, $2,640 million and $1,843 million, based on each of Management Case 1, Management Case 2 and Management Case 3, as applicable, by a range of fully diluted enterprise value to next-twelve-months’ estimated UFCF multiples of 20.0x to 30.0x for each of Management Case 1 and Management Case 2 and 15.0x-25.0x for Management Case 3 (which were chosen based on Qatalyst Partners’ professional judgment and experience), and discounted to present value using the same range of discount rates used in item (a) above; and
(c)
the cash and cash equivalents of Ansys as of December 31, 2023, as provided by management of Ansys, as adjusted for Ansys’ anticipated acquisition of a minority ownership interest in Humanetics Innovative Solutions, Inc.;

•	subtracting the face value of Ansys’ outstanding debt as of December 31, 2023 (including unfunded pension obligations), as provided by Ansys’ management; and
•
dividing the resulting amount by the number of fully diluted shares of Ansys common stock outstanding (calculated using the treasury stock method, taking into account the Ansys RSUs, Ansys PSUs, in-the-money options, and other equity awards as of January 11, 2024), as provided by management of Ansys, with each of the above-referenced estimated future UFCFs and terminal value having also been adjusted for the degree of estimated dilution to current stockholders through each respective applicable period (approximately 0.5% to 1.0% annually throughout the projection period) due to the estimated net effects of equity issuances and cancellations related to future equity compensation, based on estimates of future dilution provided by management of Ansys.

Based on the calculations set forth above, this analysis implied a range of values for Ansys common stock as follows:
Forecast Scenario	Implied Value Per Share of Ansys common stock ($)
Management Case 1	303.33 – 496.04
Management Case 2	257.84 – 418.39
Management Case 3	160.25 – 266.24
Selected Companies Analysis
Qatalyst Partners reviewed and compared selected financial information and public market multiples for Ansys with publicly available financial information and public market multiples for selected companies. The companies used in this comparison were those companies listed below, which were selected by Qatalyst Partners in its professional judgment, based on factors including that they are publicly traded companies in similar lines of business to Ansys, have a similar business model, have similar financial performance or have other relevant or similar characteristics.

Based upon third-party research analyst consensus estimates as of January 12, 2024 and using the closing prices as of January 12, 2024 for shares of the selected companies, Qatalyst Partners calculated, among other things, the fully diluted equity value divided by the estimated levered free cash flows for calendar year 2024 (which are referred to as the “CY2024E LFCF multiples”), for each of the selected companies, as shown below:
Selected Engineering Software Companies	CY2024E LFCF Multiple
Synopsys, Inc.(1)	56.5x
Cadence Design Systems, Inc.	47.0x
Altair Engineering Inc.(2)	46.6x
Altium Limited	43.4x
Nemetschek SE	39.8x
Bentley Systems, Incorporated	39.3x
Autodesk, Inc.	36.7x
Dassault Systèmes SE	36.2x
Aspen Technology, Inc.	30.0x
PTC Inc.	27.9x
Selected Profitable Software Companies	CY2024E LFCF Multiple
ServiceNow Inc.	46.3x
Workday, Inc.	38.4x
Palo Alto Networks, Inc.	36.4x
Adobe Inc.	31.3x
SAP SE	28.7x
Oracle Corporation	27.6x
Salesforce, Inc.	25.5x
DocuSign, Inc.(3)	18.5x
ZoomInfo Technologies Inc.	14.4x
(1).
Fully diluted equity value based on per share price of $551.62, which reflects closing share price of $559.96 as of December 21, 2023, adjusted by subsequent average share price performance to January 12, 2024 of selected technical software companies including Cadence, Autodesk, PTC, Altium, Nemetschek, Bentley and Dassault.

(2).	Fully diluted equity value reflects closing share price as of December 21, 2023, the last trading day prior to the publication of a Bloomberg article reporting on a potential sale of Ansys.
(3).	Fully diluted equity value reflects closing share price as of December 14, 2023, the last trading day prior to rumors in the press that DocuSign was exploring a sale process.
Based on an analysis of the CY2024E LFCF multiples for the selected companies and the application of its professional judgment, Qatalyst Partners selected a representative multiple range of 25.0x to 40.0x.
Qatalyst Partners then applied this range to Ansys’ estimated levered free cash flow for calendar year 2024, based on each of Management Case 1, Management Case 2, Management Case 3 and the street case. Based on the fully diluted shares of Ansys common stock outstanding as of January 11, 2024 (calculated utilizing the same methodology as used in the above discounted cash flow analysis), this analysis implied a range of values for Ansys common stock as follows:
Equity Value / CY2024E LFCF Multiple	Implied Value Per Share of Ansys common stock ($)
Management Case 1	212.98 – 340.71
Management Case 2	204.70 – 327.46
Management Case 3	198.32 – 317.24
Street Case	210.20 – 336.26
No company included in the selected companies analysis is identical to Ansys. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Ansys, such as the impact of competition on Ansys’ business or the industry in general, industry growth and the absence of any material adverse change in Ansys’ financial condition and prospects or the industry or in the financial markets in general. Individual multiples or mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.
Selected Transactions Analysis
Qatalyst Partners compared twenty-seven selected public company transactions, including transactions involving companies participating in similar lines of business to Ansys or with similar business models, similar financial performance or other relevant or similar characteristics.
For each of the selected transactions listed below, Qatalyst Partners reviewed, among other things, the implied fully diluted equity value of the target company as a multiple of third-party research analyst consensus estimates of the next-twelve-months’ levered free cash flow of the target company (which are referred to as the “NTM LFCF multiples”).
Announcement Date	Target	Acquiror	NTM LFCF MULTIPLE
11/14/16	Mentor Graphics Corporation	Siemens Industry, Inc.	46.6x
08/19/21	Inovalon Holdings, Inc.	Nordic Capital	41.5x
12/07/21	Mimecast Limited	Permira Holdings Limited	40.6x
12/12/22	Coupa Software Incorporated	Thoma Bravo	39.3x
12/21/20	RealPage, Inc.	Thoma Bravo	37.8x
10/28/18	Red Hat Inc.	IBM Corp	33.8x
09/21/22	AVEVA Group plc	Schneider Electric SE	31.9x
09/21/23	Splunk Inc.	Cisco Systems Inc.	29.3x
05/04/22	Black Knight, Inc.	Intercontinental Exchange, Inc.	28.2x
03/06/18	CommerceHub, Inc.	GTCR and Sycamore Partners	26.8x
02/02/15	Advent Software, Inc.	SS&C Technologies Holdings, Inc.	24.1x
12/20/21	Cerner Corporation	Oracle Corporation	23.9x
04/07/15	Informatica Corp	Permira Holdings Limited	22.1x
09/19/16	Infoblox Inc.	Vista Equity Partners	21.9x
06/15/15	Dealertrack Technologies, Inc.	Cox Automotive, Inc.	20.0x
08/05/21	Cornerstone OnDemand, Inc.	Clearlake Capital Group, L.P.	18.4x
01/31/22	Citrix Systems, Inc.	Vista Equity Partners Management, LLC and Evergreen Coast Capital Corp.	17.9x
05/26/22	VMware, Inc.	Broadcom Inc.	16.6x
07/01/11	Blackboard Inc.	Providence Equity Partners L.L.C.	16.2x
12/15/14	Riverbed Technology, Inc.	Thoma Bravo	15.5x
11/07/21	McAfee Corp.	Advent, Permira, Crosspoint Capital, CPP Investments, GIC and ADIA	14.5x
12/17/19	LogMeIn, Inc.	Francisco Partners Management, L.P.	14.0x
07/07/16	AVG Technologies N.V.	Avast Software B.V.	13.2x
07/02/12	Quest Software, Inc.	Dell Inc.	12.8x
05/06/13	BMC Software Inc.	Bain Capital, Golden Gate Capital, GIC Special Investments Pte Ltd., and Insight Venture Partners	10.6x
11/02/15	Neustar, Inc.	Golden Gate Capital	5.9x
06/12/19	Medidata Solutions, Inc.	Dassault Systèmes SE	-
Note: “-” means non-meaningful. Multiples greater than 50.0x or negative are considered non-meaningful.

Based on the analysis of the NTM LFCF multiples for the selected transactions and its professional judgment, Qatalyst Partners selected a representative multiple range of 25.0x and 40.0x, then applied this range to Ansys’ estimated next-twelve months’ levered free cash flow (calculated as the four quarters ended on September 30, 2024) based on the street case. Based on the fully diluted shares of Ansys common stock outstanding as of January 11, 2024 (calculated utilizing the same methodology as used in the above discounted cash flow analysis), as provided by management of Ansys, this analysis implied a range of values for Ansys common stock of approximately $199.97 to $319.88 per share.
No company or transaction utilized in the selected transactions analysis is identical to Ansys or the merger. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Ansys’ control, such as the impact of competition on Ansys’ business or the industry generally, industry growth and the absence of any material adverse change in Ansys’ financial condition and prospects or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Individual multiples or mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected transactional data. Because of the unique circumstances of each of these transactions and the merger, Qatalyst Partners cautioned against placing undue reliance on this information.
Miscellaneous
In connection with the review of the merger by the Ansys board of directors, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of Ansys. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Ansys. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the merger consideration to be received pursuant to, and in accordance with, the terms of the merger agreement by the holders of shares of Ansys common stock (other than Synopsys or any affiliate of Synopsys), to such holders. These analyses do not purport to be appraisals or to reflect the price at which Ansys common stock might actually trade or otherwise be transferable at any time.
Qatalyst Partners’ opinion and its presentation to the Ansys board of directors was one of many factors considered by the Ansys board of directors in deciding to approve the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Ansys board of directors with respect to the merger consideration to be received pursuant to, and in accordance with, the terms of the merger agreement by the holders of shares of Ansys common stock (other than Synopsys or any affiliate of Synopsys) or of whether the Ansys board of directors would have been willing to agree to different consideration. The merger consideration payable in the merger was determined through arm’s-length negotiations between Ansys and Synopsys and was approved by the Ansys board of directors. Qatalyst Partners provided advice to Ansys during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to Ansys or that any specific consideration constituted the only appropriate consideration for the merger.
Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of Ansys, Synopsys or certain of their respective affiliates. During the two-year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and Ansys or Synopsys pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to Ansys or Synopsys or their respective affiliates for which Qatalyst Partners would expect to receive compensation.
Under the terms of its engagement letter, Qatalyst Partners provided Ansys with financial advisory services in connection with the merger for which it will be paid an aggregate amount currently estimated at approximately $110 million, $250,000 of which was payable upon the execution of the engagement letter, $5 million of which was payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, the completion of the merger. Ansys has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. Ansys has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and certain expenses related to or arising out of Qatalyst Partners’ engagement.
Certain Unaudited Prospective Financial Information
Other than providing annual and quarterly financial guidance in connection with its ordinary course earnings announcements, Ansys has not typically provided detailed or specific public disclosure of forecasts, projections, estimates or predictions of its future earnings, income or other financial results due to the inherent unpredictability of such financial results, variability in the underlying assumptions and estimates necessary to forecast, project, estimate and predict future financial results, especially over longer periods of time and the potential that such underlying assumptions and estimates may prove incorrect.
In connection with the Merger and at the direction of the Ansys board of directors, Ansys’ senior management prepared unaudited financial projections for fiscal years 2024 through 2026, reflecting three different cases, in order to give the Ansys board of directors a broader perspective on possible alternative financial outcomes. In addition, in order to facilitate the financial analyses of the merger by Ansys’ financial advisor, Ansys’ senior management prepared financial projections for fiscal years 2027 through 2033 by extrapolating from the financial projections prepared for fiscal years 2023 through 2026. We refer to the financial projections for fiscal years 2024 through 2033 as the Ansys prospective financial information. The Ansys prospective financial information was shared with the Ansys board of directors in connection with its consideration of the merger and Ansys’ senior management directed Qatalyst Partners to use the Ansys prospective financial information in performing its financial analyses in connection with its opinion, as described in more detail in the section entitled “The Merger—Opinion of Qatalyst Partners” beginning on page 72.
The Ansys prospective financial information was prepared by Ansys’ senior management on a stand-alone basis based on assumptions they considered to be reasonable based on facts known at such time and does not take into account the transactions contemplated by the merger agreement, including any costs incurred in connection with the merger or the other transactions contemplated thereby or any changes to Ansys’ operations or strategy that may be implemented after the completion of the merger. As a result, actual results likely will differ, and may differ materially, from those contained in the Ansys prospective financial information.

The information and table set forth below is included solely to give Ansys stockholders access to the Ansys prospective financial information that was made available to the Ansys board of directors and Qatalyst Partners, as well as Synopsys (who was provided a subset of the Ansys prospective financial information), in connection with the merger and is not included in this joint proxy statement/prospectus in order to influence any Ansys stockholder to make any investment decision with respect to the merger, including whether or not to seek appraisal rights with respect to their shares of Ansys’ common stock in connection with the merger, or for any other purpose. These projections are not, and should not be viewed as, public guidance or even targets.
Ansys Prospective Financial Information
(in millions)	FY2024E	FY2025E	FY2026E	FY2027E	FY2028E	FY2029E	FY2030E	FY2031E	FY2032E	FY2033E
Management Case 1
ACV(1)	$2,567	$2,942	$3,406	$3,938	$4,556	$5,262	$6,067	$6,983	$8,024	$9,203
Revenue	$2,510	$2,890	$3,367	$3,892	$4,503	$5,201	$5,997	$6,902	$7,931	$9,097
Unlevered Free Cash Flow(2)	$795	$979	$1,159	$1,342	$1,558	$1,804	$2,084	$2,404	$2,766	$3,178
Management Case 2
ACV(1)	$2,534	$2,871	$3,278	$3,730	$4,245	$4,822	$5,468	$6,185	$6,982	$7,869
Revenue	$2,491	$2,838	$3,265	$3,716	$4,228	$4,803	$5,447	$6,161	$6,955	$7,839
Unlevered Free Cash Flow(2)	$766	$929	$1,082	$1,237	$1,417	$1,606	$1,825	$2,068	$2,339	$2,640
Management Case 3
ACV(1)	$2,508	$2,767	$3,054	$3,332	$3,615	$3,897	$4,182	$4,466	$4,747	$5,027
Revenue	$2,480	$2,736	$3,008	$3,282	$3,560	$3,838	$4,118	$4,398	$4,676	$4,951
Unlevered Free Cash Flow(2)	$743	$881	$1,005	$1,115	$1,229	$1,346	$1,466	$1,589	$1,716	$1,843
(1)
Annual Contract Value (“ACV”) is a key performance metric for Ansys and is useful to investors in assessing the strength and trajectory of the business. ACV is a supplemental metric to help evaluate the annual performance of the business. Over the life of a customer, ACV equals the total value realized from a customer. ACV is not impacted by the timing of license revenue recognition. ACV is used by Ansys’ management in financial and operational decision-making and in setting sales targets used for compensation. ACV is not a replacement for, and should be viewed independently of, GAAP revenue and deferred revenue as ACV is a performance metric and is not intended to be combined with any of these items. There is no GAAP measure comparable to ACV.

ACV is composed of the following: 1) the annualized value of maintenance and subscription lease contracts with start dates or anniversary dates during the period, plus; 2) the value of perpetual license contracts with start dates during the period, plus; 3) the annualized value of fixed-term services contracts with start dates or anniversary dates during the period, plus; 4) the value of work performed during the period on fixed-deliverable services contracts.
(2)
Unlevered Free Cash Flow is a supplemental non-GAAP measure used by Ansys to further evaluate performance of the business. Unlevered Free Cash Flow is calculated as unlevered operating cash flow less capital expenditures. Unlevered operating cash flow is defined as operating cash flow (a GAAP measure) excluding cash paid for interest, net of the associated tax benefit.

Important Information About the Ansys Prospective Financial Information
The Ansys prospective financial information was not prepared with a view toward public disclosure or toward complying with GAAP, nor was it prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Ansys prospective financial information were approved by Ansys for use by Qatalyst Partners in connection with the opinion delivered by Qatalyst Partners to the Ansys board of directors and were relied upon by the Ansys board in connection with its consideration of the merger. The SEC rules, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to Qatalyst Partners or to the Ansys board of directors in connection with a proposed business combination like the merger if the disclosure is included in a document like this proxy statement/prospectus. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not relied upon by Qatalyst Partners for purposes of its opinion or by the Ansys board of directors in connection with its consideration of the merger agreement, the merger and the merger consideration. Accordingly, Ansys has not provided a reconciliation of the financial measures included in the Ansys prospective financial information to the relevant GAAP financial measures. The Ansys prospective financial information may differ from published analyst estimates and forecasts and does not take into account any events or circumstances after the date it was prepared, including the announcement of the merger agreement. Furthermore, the Ansys prospective financial information does not take into account the effect of any failure of the merger to be completed and should not be viewed as accurate or continuing in that context.
While the Ansys prospective financial information is presented with numerical specificity, the Ansys prospective financial information was based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, economic, market and financial conditions and additional matters specific to Ansys’ business) that are inherently uncertain and may be beyond Ansys’ senior management’s control. Further, given that the Ansys prospective financial information covers multiple years, by its nature, it becomes subject to greater uncertainty with each successive year beyond its preparation. The ability to achieve the performance contemplated by the Ansys prospective financial information depends on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Ansys prospective financial information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, Ansys’ ability to achieve strategic goals, objectives and targets over applicable periods, the inherent uncertainty of the business and economic conditions affecting the industry in which Ansys operates, and the risks and uncertainties described in the section “Cautionary Statements Regarding Forward-Looking Statements” beginning on page 25, all of which are difficult or impossible to predict accurately and many of which are beyond Ansys’ control. The Ansys prospective financial information also reflects assumptions by Ansys’ senior management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Ansys business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared. Further, the financial projections cover multiple years and by their nature become subject to greater uncertainty with each successive year. Modeling and forecasting the future performance of a software company is a highly speculative endeavor. Since the financial projections cover a long period of time, the financial projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of Ansys’ products and services.
Accordingly, there can be no assurance that the Ansys prospective financial information will be realized, and actual results may differ, and may differ materially, from those shown. The inclusion of the Ansys prospective financial information in this proxy statement/prospectus should not be regarded as an indication that any of Ansys, Qatalyst Partners, Synopsys or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Ansys prospective financial information necessarily predictive of actual future events, and the Ansys prospective financial information should not be relied upon as such. None of Ansys, Qatalyst Partners, Synopsys or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Ansys prospective financial information. None of Ansys, Qatalyst Partners, Synopsys or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Ansys compared to the information contained in the Ansys prospective financial information or that forecasted results will be achieved.
In addition, the Ansys prospective financial information has not been updated or revised to reflect information or results after the date they were prepared or as of the date of this proxy statement/prospectus, and except as required by applicable securities laws, Ansys does not intend to update or otherwise revise the Ansys prospective financial information or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.
The Ansys prospective financial information was prepared by, and is the responsibility of, Ansys’ senior management. Deloitte & Touche LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Ansys prospective financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Deloitte & Touche LLP report incorporated by reference relates to Ansys’ previously issued financial statements. It does not extend to the Ansys prospective financial information and should not be read to do so.
Financing the Merger
Overview
On January 15, 2024, in connection with its entry into the merger agreement, Synopsys entered into the debt commitment letter, under which the commitment parties committed to provide to Synopsys senior unsecured bridge term loans in an aggregate principal amount of up to $16 billion in two tranches, an $11.7 billion tranche (Bridge Tranche 1) and a $4.3 billion tranche (Bridge Tranche 2), such commitments to be reduced by (i) the amount of net cash proceeds received by Synopsys from certain equity issuances, (ii) the amount of net cash proceeds received by Synopsys from certain divestitures and non-ordinary course dispositions of assets, (iii) term loan commitments under certain qualifying term loan facilities and (iv) the amount of net cash proceeds received by Synopsys from certain incurrences of debt. The commitments to provide the bridge loans may also be terminated in whole or reduced in part at the option of Synopsys. The proceeds of any funded bridge loans will be used by Synopsys on the closing date to fund part of the merger and to pay related transaction fees and expenses. The commitments under the debt commitment letter are subject to customary closing conditions for similar facilities.
On February 13, 2024, Synopsys entered into the term loan credit agreement, which provides Synopsys with the ability to borrow up to $4.3 billion at the closing of the merger, subject to satisfaction of customary closing conditions for similar facilities, for the purpose of financing a portion of the cash consideration to be paid in the merger and paying related fees and expenses in connection with the merger and the other transactions contemplated by the merger agreement.
Effective February 13, 2024, Synopsys terminated the Bridge Tranche 2 commitments in full under the debt commitment letter, in lieu of which Synopsys expects to borrow the committed amounts available under the term loan credit agreement. The Bridge Tranche 1 commitments under the debt commitment letter in the aggregate amount of $11.7 billion remain in effect as of the date hereof.
On or prior to the closing date, Synopsys expects to issue senior unsecured notes in one or more registered offerings or in one or more Rule 144A or other private placement offerings in an aggregate principal amount of up to $11.7 billion, which will be used by Synopsys on the closing date to fund the merger and to pay related transaction fees and expenses in lieu of any borrowings under the Bridge Tranche 1 commitments under the debt commitment letter.
In addition, the pro forma financials also assume a draw down on the revolving credit facility of $850 million in order to complete the merger. Synopsys believes that cash generated from operations and the availability of funds under the debt commitment letter commitments and the term loan credit agreement will provide sufficient cash availability to cover the anticipated requirement to fund the merger at the time of actual closing. Borrowings from the revolving credit facility are assumed to be drawn only because the pro forma is prepared assuming the merger closed on January 31, 2024; however, Synopsys does not anticipate borrowing under the revolving credit facility upon actual closing. For more information see the section entitled “The Merger—Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 78.
As a result of these financing activities, after the completion of the merger, Synopsys’ level of consolidated indebtedness will increase from the level prior to the merger. For a discussion of Synopsys’ liquidity and capital resources after the completion of the merger, see “The Merger—Liquidity and Capital Resources Following the Merger” beginning on page 84.
Bridge Loans
Pursuant to the debt commitment letter, the commitment parties agreed to provide Synopsys with up to $16 billion in aggregate principal amount of senior unsecured bridge term loans. On February 13, 2024, Synopsys entered into the term loan credit agreement. In connection with its entry into the term loan credit agreement, Synopsys reduced the Bridge Tranche 2 commitments under the debt commitment letter to $0 and terminated such commitments. The Bridge Tranche 1 commitments under the debt commitment letter in the aggregate amount of $11.7 billion remain in effect as of the date hereof.

Term Loan Credit Agreement
On February 13, 2024, Synopsys entered into the term loan credit agreement.
The term loan credit agreement provides Synopsys with the ability to borrow up to $4.3 billion of senior unsecured term loans at the closing of the merger (subject to satisfaction of customary closing conditions for similar facilities), for the purpose of financing a portion of the merger and related transactions, including related fees and expenses.
Under the term loan credit agreement, there are two tranches of commitments, the first in an aggregate principal amount of $1.45 billion ( “TL Tranche 1”) and the second in an aggregate principal amount of $2.85 billion (“TL Tranche 2”). Term loans funded under TL Tranche 1 will mature two years after funding and term loans funded under TL Tranche 2 will mature three years after funding.
The commitment of the lenders under the term loan credit agreement to provide loans will terminate on the earliest of (i) the completion of the merger without the funding of the bridge facility set forth in the debt commitment letter, (ii) the termination of the merger agreement in accordance with its terms, (iii) 11:59 p.m., California time, on the End Date (as defined in the merger agreement as in effect on January 15, 2024, as such date may be extended in accordance with the terms of the merger Agreement as in effect on January 15, 2024), (iv) in the event that the loans under the bridge facility have been funded, on the date on which all outstanding loans under the bridge facility are repaid in full, (v) upon the first anniversary of the date of the closing of the bridge facility and (vi) the date of termination in full of the TL Tranche 1 and TL Tranche 2 commitments pursuant to the terms of the term loan credit agreement.
Under the term loan credit agreement, borrowings will bear interest on the principal amount outstanding at a floating rate based on, at Synopsys’ election, (i) the Adjusted Term SOFR Rate (as defined in the term loan credit agreement) plus an applicable margin based on the rating, as determined by either S&P or Moody’s (collectively, the “credit ratings”) of Synopsys’ non-credit-enhanced, senior unsecured long-term debt ranging from 0.875% to 1.375% (in the case of TL Tranche 1) or 1.000% to 1.500% (in the case of TL Tranche 2) or (ii) the ABR (as defined in the term loan credit agreement) plus an applicable margin based on the credit ratings ranging from 0.000% to 0.375% (in the case of TL Tranche 1) or 0.000% to 0.500% (in the case of TL Tranche 2).
In the event that Synopsys’ credit ratings are split by S&P and Moody’s, then the applicable margin will be determined by the higher of the two ratings, except that in the event the lower of such ratings is more than one level below the higher of such ratings, then the applicable margin will be determined based on the level that is one level below the higher of such ratings. In the event that Synopsys has only one credit rating from S&P or Moody’s, the applicable margin will be based on the level that is one level lower than that of such credit rating. Upon and after the completion of the merger, if Synopsys does not have any credit rating, the applicable margin will be determined based on the pricing level applicable to the lowest category of credit ratings.
Synopsys will also pay a ticking fee in an amount equal to a rate per annum equal to 0.10% times the actual daily undrawn portion of the commitments in respect of the term loan credit agreement, calculated based on the number of days elapsed in a 360-day year, from and including May 14, 2024 to, but excluding, the earlier of (i) the termination or expiration of the commitments under the term loan credit agreement and (ii) the funding of the commitments under the term loan credit agreement.
The availability of loans under the term loan credit agreement is conditioned on the following (the first date all the following conditions are satisfied or waived, the “term loan closing date”):
•	the merger will have been completed;
•	the absence of a material adverse effect on Ansys;
•	the repayment and termination in full of the Ansys credit agreement;
•	payment of fees and expenses due under the term loan credit agreement;
•	delivery of certain historical and pro forma financial information of Synopsys and Ansys;
•	certain specified representations and warranties under the term loan credit agreement and the merger agreement being true and correct in all material respects; and

•	certification of the solvency of Synopsys and its subsidiaries on a consolidated basis and certain other customary documentation requirements for similar facilities.
The term loan credit agreement contains a financial covenant requiring that Synopsys maintain a maximum Consolidated Leverage Ratio (as defined in the term loan credit agreement, with levels set forth therein) commencing the last day of the first fiscal quarter ending on or after the term loan closing date. Such threshold will not step down to an amount lower than 3.50:1.00 and after the financial covenant threshold has stepped down to 3.50:1.00, such threshold will increase to 4.00:1.00 for the succeeding four fiscal quarters following the completion of a Material Acquisition (as defined in the term loan credit agreement). The term loan credit agreement also contains certain representations and warranties and non-financial covenants, including limitations on subsidiary indebtedness, liens, fundamental changes, changes in fiscal periods, lines of business and use of proceeds.
The term loan credit agreement contains customary events of default, including: payment failures; failure to comply with covenants; failure to satisfy other obligations under the term loan credit agreement or related documents; inaccurate representations and warranties; defaults in respect of other material indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; material ERISA defaults; the invalidity of any guaranty agreement; and change of control. If any event of default under the term loan credit agreement occurs, the Administrative Agent (as defined in the term loan credit agreement) or the other lenders under the term loan credit agreement may terminate their respective commitments and declare immediately due all borrowings under the term loan credit agreement, subject to a certain funds provision applicable through the expiration date of the commitments under the term loan credit agreement. During such certain funds period, only a bankruptcy or insolvency event of default with respect to Synopsys would permit the lenders to terminate their commitments under the term loan credit agreement.
Revolving Credit Facility
On February 13, 2024, Synopsys entered into a Sixth Amendment Agreement (the “Sixth Amendment”), by and among Synopsys, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amends and restates its revolving credit facility.
Under the Sixth Amendment, certain amendments became effective on February 13, 2024 and certain additional amendments will become effective upon the completion of the merger pursuant to the merger agreement. Upon the effective date, the Sixth Amendment amends the financial covenant to allow netting of the cash proceeds of certain debt incurred to finance the merger as well as certain other modifications set forth therein. Upon the completion of the merger, the Sixth Amendment, among other things:
•	amends the applicable margin used to determine the interest that accrues on loans and the facility fee payable under the revolving credit facility to be based on the credit ratings of Synopsys;
•	amends the financial covenant thresholds under the financial covenant in the revolving credit facility requiring us to maintain a maximum consolidated leverage ratio; and
•	amends certain conditions to borrowing, other non-financial covenants and events of default.
The revolving credit facility provides an unsecured $850 million committed multicurrency revolving loan facility and an unsecured uncommitted incremental revolving loan facility of up to $150 million. Loans under the revolving credit facility are available subject to certain customary conditions and proceeds may be used for general corporate purposes. The maturity date of the revolving loan facility is December 14, 2027, which may be extended at Synopsys’ option. As of the date hereof, there is no outstanding balance under the revolving credit facility.
The revolving credit facility contains a financial covenant requiring that Synopsys maintain a maximum Consolidated Leverage Ratio (as defined in the revolving credit facility, with levels set forth therein). Interest accrues on dollar-denominated loans at a floating rate based on, at Synopsys’ election, (i) the Adjusted Term SOFR Rate (as defined in the revolving credit facility) plus an applicable margin or (ii) the ABR (as defined in the revolving credit facility) plus an applicable margin. The applicable margin for Adjusted Term SOFR Rate based loans ranges from 0.785% to 0.975%, based upon Synopsys’ Consolidated Leverage Ratio. The applicable margin for ABR based loans is 0.000%. In addition to the interest on any outstanding loans, Synopsys is also required to pay a facility fee on the entire portion of the revolving credit facility ranging from 0.09% to 0.15% based on Synopsys’ Consolidated Leverage Ratio on the daily amount of the revolving commitment.

Subject to the completion of the merger, interest under the revolving credit facility will accrue on dollar-denominated loans at a floating rate based on, at Synopsys’ election, (i) the Adjusted Term SOFR Rate plus an applicable margin based on the credit ratings of Synopsys ranging from 0.795% to 1.200% or (ii) the ABR plus an applicable margin based on the credit ratings of Synopsys ranging from 0.000% to 0.200%. In addition to the interest on any outstanding loans, Synopsys will also be also required to pay a facility fee on the entire portion of the revolving credit facility ranging from 0.080% to 0.175% based on the credit ratings of Synopsys on the daily amount of the revolving commitment.
The revolving credit facility contains certain representations and warranties and non-financial covenants, including limitations on subsidiary indebtedness, liens, fundamental changes, changes in fiscal periods, lines of business and use of proceeds. The revolving credit facility also contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the revolving credit facility or related documents; inaccurate representations and warranties; defaults in respect of other material indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; material ERISA defaults; the invalidity of any guaranty agreement; and change of control. If any event of default under the revolving credit facility occurs, the Administrative Agent (as defined in the revolving credit facility) or the other lenders under the revolving credit facility may terminate their respective commitments and declare immediately due all borrowings under the revolving credit facility.
Synopsys Notes
Synopsys expects to issue the Synopsys Notes in an aggregate principal amount of up to $11.7 billion (together with any proceeds of the bridge loans, in the event Synopsys is unable to issue all or any portion of the Synopsys Notes at or prior to the closing date) to fund the merger and to pay related transaction fees and expenses. The Synopsys Notes would carry an interest rate based on then current market conditions at the time of issuance. Synopsys anticipates that the instruments governing the Synopsys Notes would contain customary covenants and other terms and conditions that are consistent in all material respects with market practice for issuers of comparable creditworthiness. To the extent Synopsys does not issue and sell the Synopsys Notes in the full amount described above, Synopsys expects to incur bridge loans on the terms, and subject to the conditions, in the debt commitment letter. The exact terms and interest rate of the Synopsys Notes will be subject to market and other conditions. There can be no assurance if or when Synopsys will issue the Synopsys Notes and the terms of such securities.
Liquidity and Capital Resources Following the Merger
In connection with the execution of the merger agreement, Synopsys entered into (i) the debt commitment letter with the commitment parties, which committed to provide, subject to the satisfaction of customary closing conditions for similar facilities, the bridge loans in an aggregate principal amount of up to $16 billion (which Synopsys subsequently reduced to $11.7 billion in connection with its entry into the term loan credit agreement) and (ii) the term loan credit agreement, which provides Synopsys with the ability to borrow up to $4.3 billion at the closing of the merger, subject to the satisfaction of customary closing conditions for similar facilities, for the purpose of financing a portion of the cash consideration to be paid in the merger and paying related fees and expenses in connection with the merger and the other transactions contemplated by the merger agreement. On or prior to the closing date, Synopsys expects to issue senior unsecured notes in an aggregate principal amount of up to $11.7 billion, which will be used by Synopsys on the closing date to fund the merger and pay related transaction fees and expenses in lieu of any borrowings under the debt commitment letter commitments.
The pro forma financials assume that the cash portion of the merger consideration will be funded through a combination of cash on hand of Synopsys, cash on hand of Ansys, a draw down on the revolving credit facility of $850 million and borrowings under the term loan credit agreement and the debt commitment letter commitments. The total borrowing of $16.9 billion and debt financing will be used to (i) finance the transaction, (ii) pay the transaction costs, and (iii) repay certain existing indebtedness of Ansys. Synopsys believes that cash generated from operations and the availability of funds under the debt commitment letter commitments and the term loan credit agreement will provide sufficient cash availability to cover the anticipated requirement to fund the merger at the time of actual closing. Borrowings from the revolving credit facility are assumed to be drawn only because the pro forma is prepared assuming the merger closed on January 31, 2024. However, Synopsys does not anticipate borrowing under from the revolving credit facility upon the actual closing of the merger. See “Unaudited Pro Forma Condensed Combined Financial Statements” for a complete description of the adjustments, assumptions and preliminary estimates that informed the pro forma financials and the factors that may be subject to change.
As of the fiscal year ended October 31, 2023, Synopsys had total assets of $10.3 billion, current liabilities of $3 billion and long-term debt of $18.1 million. As of December 31, 2023, Ansys had total assets of $7.3 billion, current liabilities of $889.3 million and long-term debt of $753.9 million. Following the completion of the merger, the combined company’s total assets and liabilities will increase significantly from those of Synopsys prior to the merger. As of January 31, 2024, on a pro forma basis (as described in “Unaudited Pro Forma Condensed Combined Financial Statements”), the combined company would have had total assets of $47.4 billion, total current liabilities of $15 billion and long-term debt of $5.2 billion. Synopsys’ cash from operations was $1.7 billion for the fiscal year ended October 28, 2023 and $(87.8) million for the three months ended January 31, 2024. Ansys’ net cash from operations was $717.1 million for the fiscal year ended December 31, 2023. Synopsys also expects the combined company’s cash from operations to increase significantly from that of Synopsys as a result of the completion of the merger and the integration of Ansys’ businesses.
Synopsys expects the combined company’s interest expense to increase significantly from that of Synopsys as a result of the completion of the merger. For the fiscal year ended October 31, 2023 and the three months ended January 31, 2024, on a pro forma basis, the combined company would have incurred additional interest expense of $1.1 billion and $273.3 million, respectively, in connection with the indebtedness for borrowed money incurred in connection with the financing to fund the merger and the other contemplated transactions on the closing date (as described herein). See “Unaudited Pro Forma Condensed Combined Financial Statements.”
Synopsys anticipates that the combined company’s primary sources of liquidity for working capital and operating activities will be funds generated from the combine company’s business operations and funds that may be drawn down under the revolving credit facility. Synopsys expects that these sources of liquidity will be sufficient to make required payments of interest on the outstanding combined company debt (including any debt incurred under the term loan credit agreement, Synopsys Notes and bridge loans) and to fund working capital and capital expenditure requirements, including the significant one-time costs relating to the merger described above. Synopsys expects that the combined company will be able to comply with the financial and other covenants of its existing debt arrangements and the covenants under the definitive documents governing the term loan credit agreement, and to the extent incurred, the Synopsys Notes and the bridge loans.
For more information on Synopsys’ existing sources of liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Synopsys’ Annual Report on Form 10-K for the year ended October 31, 2023 and Synopsys’ Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2024, which are filed with the SEC and incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”
Regulatory Approvals and Related Matters
The obligations of Synopsys and Ansys to complete the merger are subject to, among other conditions, the expiration or early termination of any waiting period (and any extension thereof) under the HSR Act. Under the HSR Act, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period. If the FTC or DOJ issues a second request before the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Synopsys and Ansys each filed an HSR notification with the FTC and the DOJ on January 29, 2024. On February 28, 2024, Synopsys withdrew its HSR notification and refiled it on March 1, 2024. On April 1, 2024, Synopsys and Ansys each received a request for additional information (second request) from the FTC under the HSR Act.
In addition, the obligations of Synopsys and Ansys to complete the merger are subject to the receipt of clearance or approval by (i) antitrust or competition authorities in the specified antitrust jurisdictions and (ii) foreign investment authorities in the specified foreign investment jurisdictions. As of the date of this proxy statement/prospectus, Synopsys and Ansys have determined to make notifications pursuant to antitrust and competition laws and foreign investment laws with the appropriate regulators in the specified jurisdictions, and may make notifications in other jurisdictions in the future (in which case, such other jurisdictions may be deemed to be specified antitrust jurisdictions). The parties must observe mandatory waiting periods and/or obtain the necessary approvals, clearances or consents pursuant to certain of these foreign laws before completing the transactions. In deciding whether to grant foreign investment approval, consent or clearance, foreign investment authorities generally will consider the effect of the transactions on national security or national interest within their jurisdictions, in particular with respect to sensitive sectors, critical infrastructure, critical technology, and access to personal identifiable information or sensitive personal data. Many jurisdictions have recently adopted, expanded, and/or are continuing to expand their foreign investment review regimes, and foreign investment authorities can have significant discretion in the interpretation and enforcement of such regimes. If new or existing regimes are enacted or updated prior to closing, or a foreign investment authority determines that the parties have failed to make a mandatory notification, the parties may be required to make additional foreign investment filings and/or be subject to fines, penalties, divestiture, or other regulatory actions.
Other state or foreign antitrust, competition and foreign investment authorities may take action under the laws of their jurisdictions, including those where we do not believe we meet the thresholds for filing, and could require additional filings or review processes and which could include seeking to enjoin the completion of the transactions. For more information about regulatory approvals relating to the transactions, see the section titled “The Merger Agreement—Conditions to the Completion of the Merger,” beginning on page 90.
Subject to certain limitations in the merger agreement, each of Synopsys and Ansys is required to use its reasonable best efforts to take, or cause to be taken, all actions necessary to complete the merger and make effective the other transactions contemplated by the merger agreement on a timely basis, including to: (i) make all filings (if any), give all notices (if any) and provide all information (if any) required to be made, given or provided by such party in connection with the merger or any of the other transactions contemplated by the merger agreement; (ii) consult with such party’s employees to the extent required under any applicable legal requirement in connection with the merger or any of the other transactions contemplated by the merger agreement; and (iii) obtain each consent (if any) required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the merger or any of the other transactions contemplated by the merger agreement.
For a description of the parties’ obligations with respect to regulatory approvals related to the merger, see the section entitled “The Merger Agreement—Regulatory Approvals and Related Matters” beginning on page 85.
Closing and Effective Time of the Merger
The closing of the merger will take place on the 15th calendar day following the satisfaction or waiver of the last to be satisfied or waived of the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be satisﬁed at the closing, but subject to the satisfaction or waiver of such conditions at the closing) or at such other place, time and date as is agreed in writing between Ansys and Synopsys. Subject to the satisfaction or waiver of the conditions to the closing described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 114, including the adoption of the merger agreement by Ansys stockholders at the special meeting, it is anticipated that the merger will close in the first half of 2025. However, neither Synopsys nor Ansys can predict the actual date on which the merger will be completed, or if the completion will occur at all, because completion is subject to conditions and factors outside the control of both companies. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.
At the closing, Synopsys and Ansys will cause a duly executed certiﬁcate of merger relating to the merger, which is referred to as the certiﬁcate of merger, to ﬁled with the Secretary of State of the State of Delaware. The merger will become eﬀective at the time when the certiﬁcate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Synopsys and Ansys in writing and speciﬁed in the certiﬁcate of merger.
U.S. Federal Securities Law Consequences
Assuming the eﬀectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shares of Synopsys common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Synopsys common stock issued to any Ansys stockholder who may be deemed an “aﬃliate” of Synopsys after the completion of the merger. This proxy statement/prospectus does not cover resales of Synopsys common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale of Synopsys common stock.
Accounting Treatment
The merger will be accounted for by applying the acquisition method of accounting for business combinations under U.S. generally accepted accounting principles, which is referred to as U.S. GAAP. Under this method, Synopsys is expected to be the accounting acquirer. Accordingly, pursuant to U.S. GAAP, Synopsys will allocate the purchase consideration to the identified tangible and intangible assets and liabilities acquired from Ansys based on their fair value, with limited exceptions, as of the date of closing, with any excess recorded to goodwill.
Exchange of Shares and Payment Procedures
Before the eﬀective time, Synopsys will appoint an exchange agent (which will be Synopsys’ transfer agent or another bank or trust company reasonably acceptable to Ansys) to handle the exchange of shares of Ansys common stock for the merger consideration. The merger agreement provides that, at or promptly after the effective time, Synopsys will cause to be deposited with the exchange agent: (i) certificates or book-entry positions representing the aggregate number of shares of Synopsys common stock issuable as merger consideration for shares of Ansys common stock; and (ii) cash sufficient to make payments (including payments in lieu of fractional shares of Synopsys common stock).
At the eﬀective time, shares of Ansys common stock (other than Ansys excluded shares) will be canceled, retired and will cease to exist and will represent only the right to receive the merger consideration. Cash will be paid in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, in accordance with the merger agreement.
Promptly after the effective time, Synopsys will use reasonable best efforts to cause the exchange agent to mail to persons and entities who, as of the effective time, were record holders of Ansys stock certificates: (i) a notice advising such holder of the effectiveness of the merger; (ii) a letter of transmittal in customary form and reasonably acceptable to each of Synopsys, Ansys and the exchange agent (including a provision confirming that delivery of an Ansys stock certificate will be effected, and risk of loss and title to such Ansys stock certificate will pass, only upon proper delivery of such Ansys stock certificate to the exchange agent); and (iii) instructions on how to surrender such Ansys stock certificates in exchange for merger consideration. Upon surrender of an Ansys stock certificate to the exchange agent, together with a duly executed letter of transmittal and such other customary documents as may be reasonably required by the exchange agent in connection with the surrender of such Ansys stock certificate, (a) such record holder will be entitled to receive the merger consideration payable with respect to such Ansys stock certificate, including a check (after giving effect to any required tax withholdings) in the amount of the cash consideration, including any cash in lieu of fractional shares plus any unpaid dividends, and (b) such Ansys stock certificate will be canceled. Until surrendered in accordance with the merger agreement, from and after the effective time, each Ansys stock certificate will be deemed to represent only the right to receive merger consideration.
Holders of uncertificated shares of Ansys common stock will not be required to deliver Ansys stock certificates or an executed letter of transmittal to the exchange agent to receive the merger consideration payable with respect to such uncertificated shares of Ansys common stock. Upon receipt of an “agent’s message” in customary form by the exchange agent after the effective time with respect to such holder of uncertificated shares of Ansys common stock, (a) such holder will be entitled to receive the merger consideration payable with respect to such uncertificated shares of Ansys common stock, including a check (after giving effect to required tax withholdings) in the amount of the cash consideration, including any cash in lieu of fractional shares plus any unpaid dividends, and (b) the uncertificated shares of Ansys common stock will be canceled. Until transferred in accordance with the merger agreement, from and after the effective time, each uncertificated share of Ansys common stock will be deemed to represent only the right to receive merger consideration.
More information can be found in the section entitled “The Merger Agreement—Exchange Procedures” beginning on page 93.

Market Listing
Under the merger agreement, Synopsys has agreed to use its reasonable best efforts to cause the shares of Synopsys common stock to be issued in connection with the merger to be approved for listing (subject to official notice of issuance) on the NASDAQ at or prior to the effective time. The shares of Synopsys common stock to be issued in the merger will be listed for trading on the NASDAQ under the symbol “SNPS.”
Delisting and Deregistration of Ansys Common Stock
Under the merger agreement, prior to the effective time, Ansys has agreed to cooperate with Synopsys and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable legal requirements (including the rules and regulations of the NASDAQ) to enable the de-listing by the surviving corporation of the Ansys common stock from the NASDAQ and the deregistration of the Ansys common stock under the Exchange Act as promptly as practicable after the effective time.
Litigation Related to the Merger
Stockholders may file lawsuits challenging the merger, which may name Synopsys, Ansys, members of the boards of directors of Synopsys or Ansys, or others as defendants.
No assurance can be made as to the outcome of such lawsuits, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed-upon terms, such an injunction may delay the completion of the merger or may prevent the merger from being completed altogether.

THE MERGER AGREEMENT
Explanatory Note Regarding the Merger Agreement
The following discussion summarizes certain material provisions of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. Synopsys and Ansys urge you to read carefully this entire proxy statement/prospectus, including the Annexes and the documents incorporated herein by reference, before making any decisions regarding the merger.
The merger agreement has been included to provide you with information regarding its terms, and Synopsys and Ansys recommend that you read the merger agreement carefully and in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the merger, Synopsys and Ansys do not intend for the merger agreement to be a source of factual, business or operational information about Synopsys and Ansys or Merger Sub. The representations and warranties described below and included in the merger agreement were made by Synopsys and Ansys to each other as of specific dates. The assertions contained in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by Synopsys and Ansys in connection with negotiating the terms of the merger agreement, which you should consider as you read the representations and warranties in the merger agreement. The representations and warranties are qualified in their entirety by certain information Synopsys and Ansys filed with the SEC prior to the date of the merger agreement, as well as by confidential disclosure schedules that Synopsys and Ansys delivered to each other in connection with the execution of the merger agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to Synopsys stockholders or to Ansys stockholders, and the representations and warranties may have been used for the purpose of allocating risk between Synopsys and Ansys rather than establishing matters as facts.
Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Synopsys and Ansys, and you should read the information provided elsewhere in this proxy statement/prospectus and in the documents that are incorporated by reference into this proxy statement/prospectus for information regarding Synopsys and Ansys and their respective businesses. See “Where You Can Find More Information.”
The Merger; Certificate of Incorporation and Bylaws; Directors and Officers
On January 15, 2024, Synopsys, Ansys and Merger Sub entered into the merger agreement.
Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will be merged with and into Ansys, whereupon the separate corporate existence of Merger Sub will cease and Ansys will continue as the surviving corporation and as a wholly owned subsidiary of Synopsys. The merger will have the effects set forth in the merger agreement and the applicable provisions of the DGCL. At the effective time, the certificate of incorporation of the surviving corporation will be amended and restated to conform to Exhibit B of the merger agreement, and the bylaws of the surviving corporation will be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the effective time, and will conform with the rights and responsibilities of the surviving corporation under the merger agreement. The directors and officers of the surviving corporation immediately after the effective time will be the respective individuals who were the directors and officers of Merger Sub immediately prior to the effective time.
The merger agreement provides that, prior to the effective time, Synopsys will take all necessary corporate action to cause two members of the Ansys board of directors selected by mutual written agreement of Synopsys and Ansys to become members of the Synopsys board of directors as of the effective time; provided that (i) prior to the effective time, each such designated director has completed Synopsys’ director nomination process and has satisfied all applicable eligibility requirements of the Synopsys board of directors’ Corporate Governance and Nominating Committee, (ii) for purposes of Section 16(a) of the Exchange Act, each such designated director will become a member of the Synopsys’ board of directors immediately following the effective time and (iii) if the effective time occurs less than six months prior to the next annual meeting of Synopsys’ stockholders, Synopsys will nominate each such designated director for election at such meeting (unless such person is unable or unwilling to serve as a result of illness, death, resignation or other reason). On March 19, 2024, Synopsys and Ansys mutually agreed to designate Dr. Ajei Gopal to become a member of the Synopsys board of directors at the effective time, subject to completion of Synopsys’ director nomination process and satisfaction of all applicable eligibility requirements established by Synopsys’ Corporate Governance and Nominating Committee. Ansys and Synopsys have not yet determined or agreed as to the remaining member of the Ansys board of directors to be appointed to the Synopsys board of directors.
Completion and Effectiveness of the Merger
The merger agreement provides that the completion of the merger will take place on a date to be jointly designated by Synopsys and Ansys, which will be no later than the 15th calendar day after the satisfaction or waiver of the last to be satisfied or waived of the conditions to the completion of the merger set forth in the merger agreement (other than the conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions at the closing). The merger agreement further provides that, if the 15th calendar day is not a business day, then subject to the continued satisfaction or waiver of the conditions to the completion of the merger set forth in the merger agreement (other than the conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions), the completion of the merger will occur instead on a date to be jointly designated by Synopsys and Ansys that will be no later than the first business day after the 15th calendar day referred to in the preceding sentence.
The merger agreement provides that the merger will become effective at the time of the filing by Ansys and Merger Sub of a duly executed certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be mutually agreed by Synopsys and Ansys in writing and specified in such certificate of merger.
Merger Consideration
The merger agreement provides that, at the effective time, each share of Ansys common stock issued and outstanding immediately prior to the effective time (other than Ansys excluded shares) will be converted into the right to receive (i) 0.3450 of a share of Synopsys common stock and $197.00 in cash, without interest; (ii) any cash in lieu of fractional shares of shares of Synopsys common stock that such holder of Ansys common stock is entitled to receive pursuant to the merger agreement and (iii) any dividends or other distributions that such holder of Ansys common stock is entitled to receive pursuant to the merger agreement.
The merger agreement provides that, at the effective time, any shares of Ansys common stock that are held by Ansys (or held in Ansys’ treasury) or held, directly or indirectly, by Synopsys, Merger Sub or any other wholly owned subsidiary of Synopsys immediately prior to the effective time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange for such shares. The merger agreement also provides that any shares of Ansys common stock that are held, directly or indirectly, by any wholly owned subsidiary of Ansys prior to the effective time will be unaffected by the merger and will remain outstanding as an equal number of shares of common stock of the surviving corporation. The merger agreement also provides that each share of common stock of Merger Sub outstanding immediately prior to the effective time will be converted into one share of common stock of the surviving corporation.
The merger agreement provides that, if the aggregate number of shares of Synopsys common stock to be issued in connection with the merger (including all shares of Synopsys common stock which may be issued after the effective time pursuant to converted options, converted RSUs and assumed shares) would exceed the maximum share number, (i) the exchange ratio will be reduced to the minimum extent necessary (rounded down to four decimal places) such that the aggregate number of shares of Synopsys common stock to be issued in connection with the merger (including all shares of Synopsys common stock which may be issued after the effective time pursuant to converted options, converted RSUs and assumed shares) does not exceed the maximum share number (the amount of such reduction in the exchange ratio, the “exchange ratio reduction amount”) and (b) the per share cash amount will be increased by an amount equal to (i) the closing trading price of Synopsys common stock on the NASDAQ for the trading day immediately preceding the closing date, multiplied by (ii) the exchange ratio reduction amount (rounded down to the nearest one-hundredth of a cent).
Adjustments to Prevent Dilution
The merger agreement provides that if, between the date of the merger agreement and the effective time, the outstanding shares of Ansys common stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by Ansys during such period, or a record date with respect to any such event occurs during such period, then the exchange ratio and per share cash amount will be adjusted to the extent appropriate to provide the same economic effect as contemplated by the merger agreement prior to such action. The merger agreement also provides that if, between the date of the merger agreement and the effective time, the issued and outstanding shares of Synopsys common stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a share or stock dividend is declared by Synopsys during such period, or a record date with respect to any such event occurs during such period, then the exchange ratio (but not the per share cash amount) will be adjusted to the extent appropriate to provide the same economic effect as contemplated by the merger agreement prior to such action.
Treatment of Ansys Equity Awards; Assumed Shares and the ESPP
Ansys Options
The merger agreement provides that, at the effective time, each specified option will be canceled and extinguished, and the holder thereof will be entitled to receive (subject to any applicable withholding or other taxes, or other amounts required by applicable legal requirements to be withheld) an amount in cash equal to the product of (i) the total number of shares of Ansys common stock subject to such Ansys option multiplied by (ii) the excess of (a) the equity award cash consideration amount over (b) the per share exercise price for the Ansys common stock subject to such specified option. The merger agreement provides that such payment will be made by the surviving corporation within 10 business days after the effective time and will be the only consideration for the cancellation of each specified option.
The merger agreement also provides that, at the effective time, each Ansys option (other than (a) a specified option or (b) an out-of-the-money option held by a person or entity who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys and its subsidiaries), whether vested or unvested, will be assumed and converted into an option to purchase, on the same terms and conditions as were applicable under such Ansys option, a number of shares of Synopsys common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Ansys common stock subject to such Ansys option, multiplied by (ii) the conversion ratio, at an exercise price per share of Synopsys common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the per share exercise price for the Ansys common stock subject to such Ansys option, by (b) the conversion ratio.
The merger agreement also provides that, at the effective time, each out-of-the-money option held by a person or entity who, as of immediately prior to the effective time, is no longer an employee or other service provider to Ansys and its subsidiaries will be canceled and extinguished for no consideration.
Ansys RSUs
The merger agreement provides that, at the effective time, each Ansys RSU that is outstanding and unvested immediately prior to the effective time that is not a specified RSU will be converted into the number of Synopsys restricted stock units (rounded to the nearest whole share) equal to the product of (i) the number of shares of Ansys common stock subject to such Ansys RSU (and, for Ansys PSUs, such number of shares of Ansys common stock will be based on the attainment of the applicable performance metrics at the (x) actual level of performance for performance periods that lapsed in the ordinary course prior to the effective time or (y) for each other Ansys PSU, greater of the target or actual level of performance, as determined by the Ansys board of directors or a committee thereof immediately prior to the effective time), including any accrued but unpaid dividend equivalents thereon, multiplied by (ii) the conversion ratio. The merger agreement provides that any converted RSUs will remain subject to the same terms and conditions as were applicable to the underlying restricted stock unit immediately prior to the effective time, provided that any restricted stock unit that is performance-based will only be subject to time-based vesting following the effective time.
The merger agreement provides that, at the effective time, each specified RSU outstanding immediately prior to the effective time, whether vested or unvested, will be canceled and extinguished, and the holder thereof will be entitled to receive (subject to any applicable withholding taxes) (x) the merger consideration on the same terms and conditions as outstanding shares of Ansys common stock and (y) an amount in cash equal to any accrued but unpaid dividend equivalents with respect to each specified RSU; provided, however, that the number of shares of Ansys common stock subject to those specified RSUs that are Ansys PSUs will be determined based on the attainment of applicable performance metrics at the (x) actual level of performance for performance periods that lapsed in the ordinary course prior to the effective time or (y) for each other such Ansys PSU, greater of the target or actual level of performance, as determined by the Ansys board of directors or a committee thereof immediately prior to the effective time.
The merger agreement provides that the merger consideration payable in respect of the specified RSUs will be made by the surviving corporation within 10 business days after the effective time; provided, that, to the extent that any payment within such time or on such date would trigger a tax or penalty under Section 409A, the payment will instead be made on the earliest date that payment would not trigger such tax or penalty; provided, further, that, notwithstanding the foregoing, with respect to any specified RSU granted to a non-employee member of the Ansys board of directors that constitutes nonqualified deferred compensation subject to Section 409A of the Code, and that Ansys determines prior to the effective time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Ansys equity plan that will not trigger a tax or penalty under Section 409A. The merger agreement provides that the aggregate amount required to be withheld in respect of taxes in respect of the merger consideration payable in respect of specified RSUs will be applied first to reduce the aggregate merger consideration payable in shares of Synopsys common stock and then, only if and to the extent that such withholding amount exceeds such stock portion, to reduce the portion of the merger consideration that is payable in cash (if any). The merger agreement provides that the number of shares of Synopsys common stock to be withheld will be determined based on the closing price of a share of Synopsys common stock on the closing date.
Assumed Shares
The merger agreement provides that, if requested by Synopsys in writing prior to the effective time, any shares of Ansys common stock that remain available for issuance pursuant to any Ansys equity plans as of the effective time (or any portion thereof requested by Synopsys) (such shares referred to as “residual shares”) will be converted at the effective time into the number of assumed shares equal to the product of the number of such residual shares and the conversion ratio.
ESPP
The merger agreement provides that, as soon as practicable after the date of the merger agreement, Ansys will take all action that may be necessary to provide that: (i) no new offering period (or similar period during which shares may be purchased) will commence under the ESPP following the date of the merger agreement; (ii) participants in the ESPP as of the date of the merger agreement may not increase their payroll deductions under the ESPP from those in effect on the date of the merger agreement; and (iii) no new participants may commence participation in the ESPP following the date of the merger agreement.
The merger agreement further provides that, prior to the effective time, Ansys will take all such action as may be necessary to: (i) cause any offering period (or similar period during which shares may be purchased) in progress as of the date of the merger agreement to be the final offering period under the ESPP and to be terminated no later than five business days prior to the date on which the effective time occurs; (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the ESPP; (iii) cause each participant’s then-outstanding share purchase right under the ESPP to be exercised by no later than final exercise date; and (iv) terminate the ESPP as of, and subject to the occurrence of, the effective time. On the final exercise date, the funds credited as of such date under the ESPP within the accumulated payroll withholding account for each participant under the ESPP will be used to purchase shares of Ansys common stock in accordance with the terms of the ESPP, and each share purchased thereunder immediately prior to the effective time will be canceled at the effective time and converted into the right to receive the merger consideration in accordance with the merger agreement, subject to applicable withholding taxes. The merger agreement provides that any accumulated contributions under the ESPP as of immediately prior to the effective time will, to the extent not used to purchase shares in accordance with the terms and conditions of the ESPP (as amended pursuant to the foregoing), be refunded to such plan participant as promptly as practicable following the final exercise date (without interest).

Exchange Agent
The merger agreement provides that, on or prior to the closing date, Synopsys will select its transfer agent (after consultation with Ansys) or another reputable bank or trust company reasonably acceptable to Ansys to act as exchange agent in the merger. The merger agreement also provides that, at or promptly after the effective time, Synopsys will deposit with the exchange agent: (i) certificates or book entry positions representing the aggregate number of shares of Synopsys common stock issuable as merger consideration for shares of Ansys common stock and (ii) cash sufficient to make payments of the cash consideration payable pursuant the merger agreement (including payments to be made in lieu of fractional shares).
Exchange Procedures
The merger agreement provides that, promptly after the eﬀective time, Synopsys will use reasonable best efforts to cause the exchange agent to mail to persons and entities who, as of the effective time, were record holders of Ansys stock certificates (i) a notice advising such holder of the effectiveness of the merger; (ii) a letter of transmittal in customary form reasonably acceptable to Synopsys and Ansys, including a provision confirming that delivery of an Ansys stock certificate will be effected, and risk of loss and title to such Ansys stock certificate will pass, only upon proper delivery of such Ansys stock certificate to the exchange agent; and (iii) instructions on how to surrender such Ansys stock certificates in exchange for merger consideration. The merger agreement further provides that, upon surrender of an Ansys stock certificate to the exchange agent, together with a duly executed letter of transmittal and such other customary documents as may be reasonably required by the exchange agent, (a) Synopsys will cause the exchange agent to issue the number of whole shares of Synopsys common stock, if any, that the holder of such Ansys stock certificate is entitled to receive under the merger agreement in exchange therefor, in non-certificated book-entry form in the name of such holder, and to mail to such person or entity, as promptly as reasonably practicable, (1) a statement reflecting the number of whole shares of Synopsys common stock issued and (2) a check in the amount (after giving effect to any required tax withholding) of the cash consideration that the holder of such Ansys stock certificate is entitled to receive pursuant to the merger agreement (including payments to be made in lieu of fractional shares and any unpaid dividends or distributions, if any, in each case, in accordance with the merger agreement), in full satisfaction of all rights pertaining to the shares of Ansys common stock formerly represented by such Ansys stock certificate; and (b) the Ansys stock certificate so surrendered will be canceled. The merger agreement further provides that, until surrendered in accordance with the merger agreement, from and after the effective time, each Ansys stock certificate will be deemed to represent only the right to receive merger consideration.
Under the merger agreement, holders of uncertificated shares of Ansys common stock will not be required to deliver Ansys stock certificates or an executed letter of transmittal to the exchange agent to receive the merger consideration with respect to such uncertificated shares of Ansys common stock. The merger agreement provides that, upon receipt of an “agent’s message” in customary form by the exchange agent after the effective time with respect to such holder of uncertificated Ansys shares, (i) Synopsys will cause the exchange agent to (a) issue the number of whole shares of Synopsys common stock, if any, that such holder is entitled to receive under the merger agreement in exchange therefor, in non-certificated book-entry form in the name of such holder, and (b) mail to such person or entity, as promptly as reasonably practicable, (1) a statement reflecting the number of whole shares of Synopsys common stock so issued and (2) a check in the amount (after giving effect to any required tax withholdings) of the cash consideration that the holder of such uncertificated shares of Ansys common stock is entitled to receive pursuant to the merger agreement (including payments to be made in lieu of fractional shares and any unpaid dividends or distributions, if any, in each case, in accordance with the merger agreement), in full satisfaction of all rights pertaining to the shares of Ansys common stock formerly represented by such uncertificated shares of Ansys common stock; and (ii) the uncertificated shares of Ansys common stock so transferred will be canceled. The exchange agent will accept transferred uncertificated shares of Ansys common stock upon compliance with such reasonable instructions as the exchange agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. The merger agreement further provides that, until transferred in accordance with the merger agreement, from and after the effective time, each uncertificated share of Ansys common stock will be deemed to represent only the right to receive merger consideration.
The merger agreement provides that no dividends or other distributions declared or made with respect to shares of Synopsys common stock with a record date after the effective time will be paid to the holder of any unsurrendered Ansys stock certificate or to the holder of any uncertificated share of Ansys common stock that has not been transferred, in each case with respect to the shares of Synopsys common stock that such holder has the right to receive in the merger, until such holder surrenders such Ansys stock certificate or transfers such uncertificated share of Ansys common stock (at which time such holder will be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).
Fractional Shares
The merger agreement provides that no fraction of a Synopsys common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional share will be issued. The merger agreement further provides that any holder of Ansys common stock who would otherwise be entitled to receive a fraction of a share of Synopsys common stock (after aggregating all shares of Synopsys common stock issuable to such holder under the merger agreement) will, in lieu of such fraction of a share and, upon surrender of such holder’s Ansys stock certificate(s) or the transfer of uncertificated shares of Ansys common stock represented by book entry positions to the exchange agent, be paid in cash the dollar amount (rounded up to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a Synopsys common stock on the NASDAQ on the trading day immediately preceding the closing date.
Termination of the Exchange Fund
The merger agreement provides that any portion of the shares of Synopsys common stock or cash amounts deposited by Synopsys with the exchange agent (or any dividends or distributions received by the exchange agent with respect to such shares of Synopsys common stock) that has not been distributed within 12 months after the closing date will be delivered to Synopsys upon demand, and any former holders of shares of Ansys common stock who have not surrendered their Ansys stock certificates or transferred their uncertificated shares of Ansys common stock may thereafter look only to Synopsys for satisfaction of their claims for merger consideration.
Lost, Stolen or Destroyed Stock Certificates
The merger agreement provides that, if any Ansys stock certificate has been lost, stolen or destroyed, then Synopsys may, in its discretion and as a condition to the payment of any merger consideration, require the owner of such lost, stolen or destroyed Ansys stock certificate to provide an appropriate affidavit and to deliver a bond (in such reasonable amount as Synopsys may direct) as indemnity against any claim that may be made against the exchange agent, Synopsys or the surviving corporation with respect to such Ansys stock certificate. The merger agreement further provides that no interest will be paid or will accrue on any merger consideration payable to holders of Ansys stock certificates or in respect of uncertificated Ansys shares.
Withholding Rights
The merger agreement provides that each of Synopsys, Ansys the surviving corporation, the exchange agent, and other applicable withholding agents (without duplication), will be entitled to deduct and withhold from the consideration otherwise payable to each holder of Ansys common stock and Ansys equity awards pursuant to the merger agreement such amounts as are required under law to be deducted and withheld with respect to the making of such payment. The merger agreement further provides that amounts so withheld and timely paid over to the appropriate governmental entity will be treated for all purposes of the merger agreement as having been paid to the holder of Ansys common stock and Ansys equity awards in respect of which such deduction or withholding was made.
Representations and Warranties
Synopsys and Ansys made representations and warranties in the merger agreement regarding themselves and their respective subsidiaries that are subject, in some cases, to certain exceptions and qualifications contained in the merger agreement (including “knowledge” and materiality qualifications and qualifications referring to dollar thresholds) and are further modified and limited by confidential disclosure schedules delivered by Synopsys and Ansys to each other. The representations and warranties made by Synopsys and Ansys are also subject to, and qualified by, certain information Synopsys or Ansys, as applicable, filed with, or furnished to, the SEC between January 1, 2021 and two business days before the date of the merger agreement.

The representations and warranties made by each of Synopsys and Ansys relate to the following subject matters, among other things:
•	corporate organization and similar corporate matters, including corporate standing;
•	qualification to do business under applicable law and corporate power;
•	capital structure and equity securities;
•	the timely filing of all documents required to be filed with the SEC since January 1, 2021, and the content and preparation of financial statements;
•	absence of certain changes, events and actions between, with respect to Synopsys, October 28, 2023, and with respect to Ansys, September 30, 2023, and the date of the merger agreement;
•	absence of undisclosed liabilities;
•	compliance with legal requirements;
•	possession of permits, licenses, registrations and other qualifications and authorizations from governmental bodies and the making of filings required under applicable legal requirements;
•	legal proceedings and orders;
•	tax matters;
•	authority to enter into and to perform obligations under the merger agreement and to complete the transactions contemplated thereby;
•
the completion of the transactions contemplated by the merger agreement not contravening applicable organizational documents or laws; legal requirements; orders or governmental authorizations; contracts and permits or licenses, registrations and other qualifications;

•	required governmental approvals for the completion of the transactions contemplated by the merger agreement, including the merger;
•	accuracy of information supplied for inclusion in this proxy statement/prospectus; and
•	absence of other representations and warranties.
The representations and warranties made solely by Ansys relate to the following subject matters, among other things:
•	subsidiaries;
•	the provision of and compliance with, organizational, governing and similar corporate documents;
•	title to tangible assets ownership;
•	owned real property, validity of leases and absence of subleases and licenses granting use of leased real property to another person or entity and adequacy of equipment and other tangible assets;
•	intellectual property;
•	material contracts, including the validity and effectiveness of those contracts and the absence of material breaches of or defaults under those contracts;
•	matters relating to Ansys’ products;
•	relations with major customers and suppliers;
•	employment and labor matters;
•	employee benefit plans;
•	environmental matters;
•	insurance;

•	recommendation by the Ansys board of directors to Ansys stockholders regarding the merger agreement and the merger;
•	anti-takeover statutes and regulations and absence of a stockholder rights plan;
•	stockholder vote required for adoption or approval of the merger agreement and approval of the merger;
•	opinion of Ansys’ financial advisor;
•	advisors’ fees; and
•	absence of related person transactions.
The representations and warranties made solely by Synopsys relate to the following subject matters, among other things:
•
absence of: (a) ownership by Synopsys, Merger Sub or any of their respective controlled affiliates of shares of Ansys common stock or any other options, warrants or other rights to acquire share of common stock of Ansys and (b) ownership as defined under Section 203 of the DGCL by Synopsys, Merger Sub or any of their respective controlled affiliates of Ansys capital stock within the three years of the date of the merger agreement;

•	capitalization and absence of prior operations of Merger Sub;
•
availability of financing and the sufficiency of the aggregate net proceeds from the debt financing (when funded in accordance with the debt commitment letter), together with all other sources of cash or other financing sources available to Synopsys, for the satisfaction of Synopsys’ payment obligations under the merger agreement; and

•	solvency.
Several of the representations, warranties, closing conditions and termination provisions contained in the merger agreement are qualified by or refer to the concept of a material adverse effect. For purposes of the merger agreement, a “material adverse effect” on Synopsys or Ansys (each, a “party”), means any effect, change, development, event or circumstance that, considered individually or together with all other effects, changes, developments, events and circumstances, has had or resulted in, or would reasonably be expected to have or result in, a material adverse effect on the business, financial condition, operations or financial performance of a party and its subsidiaries, taken as a whole; provided, however, that none of the following in and of themselves will be deemed to constitute a material adverse effect on a party or be taken into account in determining whether a material adverse effect on a party has occurred or would reasonably be expected to occur:
•
changes in economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions in the United States or in other locations in which the party and its subsidiaries have material operations; except that this exception will not apply to the extent that such change, development, event or circumstance has had a disproportionate effect on the party and its subsidiaries as compared to other companies in the industries in which the party and its subsidiaries operate, in which case only the incremental disproportionate adverse impact of such change, development, event or circumstance will be taken into account for the purposes of determining whether a material adverse effect has occurred or would reasonably be expected to occur;

•
changes in economic conditions that generally affect the industries in which the party and its subsidiaries operates; except that this exception will not apply to the extent that such change, development, event or circumstance has had a disproportionate effect on that party and its subsidiaries as compared to other companies in the industries in which that party and its subsidiaries operate, in which case only the incremental disproportionate adverse impact of such change, development, event or circumstance will be taken into account for the purposes of determining whether a material adverse effect has occurred or would reasonably be expected to occur;

•
changes in the stock price or trading volume of the party’s common stock (it being understood, however, that the facts or circumstances giving rise to any such change in stock price or trading volume that are not otherwise excluded from the definition of “material adverse effect” may be taken into account in determining whether a material adverse effect on that party has occurred or would reasonably be expected to occur);

•
the failure of the party to meet internal or securities analysts’ published projections of earnings or revenues (it being understood, however, that the facts or circumstances giving rise to any such failure that are not otherwise excluded from the definition of “material adverse effect” may be taken into account in determining whether a material adverse effect on that party has occurred or would reasonably be expected to occur);

•
changes that are effected after the date of the merger agreement in legal requirements, or changes that are effected after the date of the merger agreement in GAAP or other accounting standards (or the interpretation thereof); except that this exception will not apply to the extent that such change, development, event or circumstance has had a disproportionate effect on the party and its subsidiaries as compared to other companies in the industries in which that party and its subsidiaries operate, in which case only the incremental disproportionate adverse impact of such change, development, event or circumstance will be taken into account for the purposes of determining whether a material adverse effect has occurred or would reasonably be expected to occur;

•
changes in political conditions in the U.S. or any other country in the world in which the party and its subsidiaries have material operations, or acts of war, sabotage, acts of armed hostility or terrorism (including cyber terrorism) that occur in the U.S. or in other locations in which that party and its subsidiaries have material operations, or the worsening of such conditions existing as of the date of the merger agreement; except that this exception will not apply to the extent that such change, development, event or circumstance has had a disproportionate effect on the party and its subsidiaries as compared to other companies in the industries in which that party and its subsidiaries operate, in which case only the incremental disproportionate adverse impact of such change, development, event or circumstance will be taken into account for the purposes of determining whether a material adverse effect has occurred or would reasonably be expected to occur;

•
acts of God, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks, cyberattacks, data breaches or other force majeure events, or the worsening of such conditions existing as of the date of the merger agreement; except that this exception will not apply to the extent that such change, development, event or circumstance has had a disproportionate effect on the party and its subsidiaries as compared to other companies in the industries in which that party and its subsidiaries operate, in which case only the incremental disproportionate adverse impact of such change, development, event or circumstance will be taken into account for the purposes of determining whether a material adverse effect has occurred or would reasonably be expected to occur;

•
the negotiation, execution, delivery, announcement or pendency of the merger agreement or the anticipated completion of the merger, including by reason of the identity of the party and changes in relationships with or losses of customers, suppliers or other business partners or employees resulting from the foregoing (except that such exceptions will not apply with respect to certain specified representations and warranties);

•
any stockholder class action or derivative litigation commenced against the party after the date of the merger agreement and arising from allegations of breach of fiduciary duty of that party’s directors relating to their approval of the merger agreement or from allegations of false or misleading public disclosure by the party with respect to the merger agreement; or

•	any action taken or failure to take action, in each case, that the party has expressly approved in writing after the date of the merger agreement.

Interim Operations of Synopsys and Ansys
Ansys Interim Operating Covenants
Ansys has agreed to certain covenants in the merger agreement relating to the conduct of its business during the pre-closing period. Under the merger agreement, during such period, except (w) as may be required by applicable legal requirements, (x) with the prior written consent of Synopsys (not to be unreasonably withheld, conditioned or delayed), (y) as expressly required by the merger agreement or (z) as specifically scheduled, Ansys has agreed that it will, and will cause each of its subsidiaries to: (a) conduct the business and operations in the ordinary course consistent with past practices and (b) use commercially reasonable efforts to preserve substantially intact Ansys and its subsidiaries’ business organization, keep available the services of Ansys’ current officers and maintain in all material respects its relationships with all material suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having material business relationships with Ansys or its subsidiaries, taken as a whole.
In addition, under the merger agreement, during the pre-closing period, except (w) as may be required by applicable legal requirements, (x) with the prior written consent of Synopsys (which will not be unreasonably withheld, conditioned or delayed), (y) as expressly required by the merger agreement or (z) as specifically scheduled, Ansys has agreed that it will not, and will cause its subsidiaries not to:
•
(a) declare, accrue, set aside, establish a record date for or pay any dividend or other distribution (whether in cash, stock or otherwise) in respect of its shares of capital stock or other securities, except for cash dividends or distributions declared, accrued, set aside or made by any direct or indirect wholly owned subsidiary of Ansys to Ansys or one of its other wholly owned subsidiaries, (b) pledge or encumber any shares of its capital stock or other securities; (c) modify the terms of any shares of its capital stock or other equity or voting interests; or (d) repurchase, redeem or otherwise reacquire any of its shares of capital stock or other securities, other than (i) pursuant to the terms of the Ansys equity plans, award agreements or contracts evidencing Ansys equity awards or the ESPP, (ii) the acquisition of equity awards in connection with the forfeiture of such awards, (iii) shares of Ansys common stock accepted as payment for the exercise price of Ansys options in accordance with the terms of such Ansys options and Ansys equity plans in effect on the date of the merger agreement or (iv) for withholding taxes incurred in connection with the exercise, vesting or settlement of Ansys equity award in accordance with the terms of the applicable Ansys equity award or the ESPP as in effect on the date of the merger agreement;

•
sell, issue, grant or authorize the sale, issuance or grant of: (a) any of its capital stock or any other security; (b) any option, stock appreciation right, restricted stock unit, deferred stock unit, market stock unit, performance stock unit, restricted stock award or other equity-based compensation award (whether payable in cash, stock or otherwise), call, warrant or right to acquire any its capital stock or any other security; or (c) any instrument convertible into or exchangeable for any of its capital stock or any other security (except that Ansys may issue shares of Ansys common stock (i) upon the exercise of, or the vesting, settlement or delivery of shares pursuant to, Ansys equity awards in accordance with their terms, (ii) pursuant to the ESPP in accordance with its terms or (iii) in connection with any transaction between Ansys or one of its subsidiaries, on the one hand, and another one of Ansys’ subsidiaries, on the other hand.

•
except for actions required pursuant to the terms of any Ansys employee benefit plan or collective bargaining agreement, labor agreement, works council agreement or any similar agreement with any labor organization, union, works council or other labor representative representing any employee of Ansys or its subsidiaries (a “collective bargaining agreement”), amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Ansys equity plan or any provision of any contract evidencing any Ansys equity award, or otherwise materially modify any of the terms of any outstanding Ansys equity award;

•
amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any liquidation, dissolution, restructuring, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

•
acquire (by merger, consolidation, business combination, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (a) any equity interest in any other entity (other than equity securities of publicly traded entities acquired solely for cash management or passive investment purposes in the ordinary course of business) or (b) any business or assets of any other entity, unless the acquisition is (i) of supplies or materials in the ordinary course of business consistent with past practice, (ii) a transaction solely between or among Ansys or one of its subsidiaries, on the one hand, and another one of Ansys’ subsidiaries, on the other hand, (iii) of intellectual property rights pursuant to non-exclusive licenses in the ordinary course of business consistent with past practice or (iv) a capital expenditure permitted by the merger agreement (and, without limiting the foregoing, Ansys will not, and will not permit or cause any of its subsidiaries to, acquire any business or assets of another person or entity, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise, if the taking of such action would reasonably be expected (at the time such action is taken) to (1) prevent, materially delay or impede the completion of the merger or (2) cause any of the HSR waiting period condition, the foreign regulatory waiting period condition or the governmental authorization condition not be satisfied prior to the end date;

•	make any capital expenditures or incur any obligations or liabilities in respect thereof during any fiscal year in excess of the scheduled amount with respect to such fiscal year;
•
(a) enter into or become bound by any contract that would constitute a material contract if in effect as of the date of the merger agreement, (b) renew, extend, amend in any material respect, or waive or exercise any material right or remedy under, any material contract, or (c) voluntarily terminate any material contract, in each case, other than in the ordinary course of business consistent with past practices (but this will not prohibit or restrict Ansys and its subsidiaries from entering into or renewing, extending or amending any contract to the extent such entry, renewal, extension or amendment implements a transaction or action that is specifically permitted by another interim operating covenant;

•	enter into, amend or become bound by certain types of contracts;
•
(a) acquire, lease or license any real property from any other person or entity or (b) sell or otherwise dispose of, or lease or license, any asset (other than intellectual property rights with a value in excess of $5 million individually or $10 million in the aggregate to any other person or entity (except, in each case, for (i) obsolete assets disposed of by Ansys in the ordinary course of business consistent with past practices; (ii) the renewal of any lease upon the expiration thereof for a renewal term of no greater than 12 months, (iii) any transaction solely between or among Ansys or one of its subsidiaries, on the one hand, and one of Ansys’ subsidiaries, on the other hand, or (iv) in the case of any real property, renewals or extensions that become automatically effective unless a party thereto provides prior notice of an intention not to renew or extend);

•
(a) incur or assume any indebtedness for borrowed money or issue any debt securities, except (i) for loans or advances owed solely between or among Ansys and any of its wholly-owned subsidiaries; (ii) for obligations incurred pursuant to business credit cards in the ordinary course of business and consistent with past practices; (iii) pursuant to the Ansys credit agreement; or (iv) pursuant to letters of credit, working capital loans or factoring of receivables in the ordinary course of business; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity, except (i) with respect to obligations of Ansys and its wholly-owned subsidiaries; or (ii) for obligations under the Ansys credit agreement; (c) make any loan, advance or capital contribution to, or investment in, any other person or entity, except for (i) extensions of credit to customers in the ordinary course of business and consistent with past practices; (ii) advances to directors, officers and other employees, in each case in the ordinary course of business and consistent with past practices; or (iii) loans or advances between subsidiaries of Ansys or between Ansys and its subsidiaries and capital contributions in wholly-owned subsidiaries of Ansys; (d) mortgage, pledge or otherwise encumber any assets, tangible or intangible or create any encumbrance thereon, except for permitted encumbrances; or (e) other than in the ordinary course of business consistent with past practices, enter into any currency or interest rate hedging arrangements, swap arrangements or similar arrangements;

•
(a) except as required pursuant to the terms of any existing collective bargaining agreement, enter into any material collective bargaining agreement with any labor organization, union, works council or similar employee representative body, (b) except for actions required pursuant to the terms of any Ansys employee benefit plan or collective bargaining agreement, establish, adopt, enter into, amend or terminate any material Ansys employee benefit plan (including employment agreements or executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements) that would be a material Ansys employee benefit plan (including employment agreements or executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements) if it was in existence on the date of the merger agreement or (c) except for actions required pursuant to the terms of any Ansys employee benefit plan or collective bargaining agreement, pay, or make any new commitment to pay, any bonus, cash incentive payment or profit-sharing or similar payment to, or increase or make any commitment to increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including severance but excluding (i) equity-based compensation, which is addressed in other covenants) (ii) benefits and fringe benefits payable or provided in the ordinary course of business consistent with past practices to any of its officers or other employees and (iii) de minimis amounts payable or provided in the ordinary course of business consistent with past practice) to, any of its officers or other employees);

•
(a) hire or terminate (other than for cause) any employee at the level of Vice President (Grade M6) or above; or (b) promote any employee to the level of Vice President (Grade M6) or above; except, in the case of each of clauses “(a)” and “(b)”: (i) to fill a position at such level that is open as of, or is vacated on or after the date of the merger agreement and (ii) only to the extent such employee is entitled to compensation (cash and equity) and health and welfare benefits that are individually no more favorable than the compensation (cash and equity) and health and welfare benefits than were provided to the employee whose position is being filled;

•
except as required by GAAP or, in the case of an Ansys subsidiary organized and operating outside of the United States, other applicable accounting standards: (a) change in any material respect any of its methods of accounting or accounting practices, including with respect to taxes; or (b) revalue or write down any of its assets in excess of $15 million in the aggregate, except in the ordinary course of business consistent with past practice;

•
(a) make, change, rescind, or adopt any material method of tax accounting or any material tax election; (b) prepare or file any material tax return inconsistent with past practices, unless Ansys delivers to Synopsys a copy of such tax returns at least 30 days before the applicable due date for review and approval (which approval will not be unreasonably withheld, conditioned or delayed); (c) amend any material tax return; (d) settle or otherwise compromise any claim, dispute, notice, audit or assessment relating to an amount of taxes (reduced by any offsetting benefits or credits reasonably expected to be realized in the same tax year) in excess of $5 million, or enter into, cancel or modify any closing or similar agreement relating to an amount of taxes (reduced by any offsetting benefits or credits reasonably expected to be realized in the same tax year) in excess of $5 million; (e) request any material ruling, closing agreement or similar guidance with respect to an amount of taxes (reduced by any offsetting benefits or credits reasonably expected to be realized in the same tax year) in excess of $5 million; or (f) surrender any material right or claim to a refund of taxes;

•
(a) commence any legal proceeding, other than (i) routine collection or anti-piracy matters in the ordinary course of business and consistent with past practices, or (ii) against Synopsys, or Merger Sub under the merger agreement; or (b) settle, release, waive or compromise any legal proceeding, other than (i) routine collection or anti-piracy matters in the ordinary course of business and consistent with past practices, (ii) settlements providing solely for money damages payable by Ansys or its subsidiaries of less than $5 million and/or customary non-disparagement clauses or confidentiality provisions, involving no finding or admission of any wrongdoing on the part of Ansys or any of its subsidiaries or any of its or their officers, directors or employees (or current or future affiliates) and including a release of the claims at issue in such legal proceeding in form and substance reasonably satisfactory to Ansys and its subsidiaries or (iii) certain settlements entered into in accordance with merger agreement;

•	waive, relinquish, abandon, forfeit, fail to renew, fail to continue to prosecute, protect or defend, permit to lapse, terminate or cancel any material intellectual property rights;
•
(a) encumber, sell, transfer, convey title (in whole or in part) or otherwise dispose of (other than by licensing) any intellectual property rights in which any of Ansys or its subsidiaries has (or purports to have) an ownership interest (“Ansys IP”); or (b) license any material Ansys IP, other than granting non-exclusive licenses in the ordinary course of business consistent with past practice (i) to resellers and distributors (solely for their resale and distribution of Ansys products and the provision of support and services), (ii) to contractors, consultants or other service providers (solely for their provision of services to Ansys and its subsidiaries), (iii) to OEM customers or end users (solely to use Ansys IP in connection with the provision or sale to such OEM customers or end users of any Ansys products), (4) to OEM partners in connection with ensuring Ansys products are compatible with such partners’ hardware or are interoperable with such partners’ software or (5) pursuant to confidentiality or non-disclosure agreements solely for evaluation purposes;

•
other than in the ordinary course of business, transfer or repatriate to the U.S. cash, cash equivalents or liquid short-term or long-term investments held outside the U.S. if any material U.S. withholding or income taxes would be incurred in connection with such transfer or repatriation;

•	become party to or approve or adopt any stockholder rights plan or “poison pill” agreement or similar takeover protection;
•
(a) maintain material insurance at less than current coverage levels or otherwise in a manner inconsistent with past practice; (b) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of Ansys or other person or entity covered by Item 404 of Regulation S K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; or (C) effectuate a “plant closing” or “mass layoff” at any “single site of employment” (each as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended; or

•	authorize, approve, agree, commit or offer to take any of the foregoing actions.
Synopsys Interim Operating Covenants
Synopsys has agreed to certain covenants in the merger agreement relating to the conduct of its business during the pre-closing period. Under the merger agreement, during such period, except (i) as may be required by applicable legal requirements, (ii) with the prior written consent of Ansys (which may not be unreasonably withheld, conditioned or delayed), (iii) as expressly required by the merger agreement or (iv) as specifically scheduled, Synopsys has agreed that it will not:
•
declare, accrue, set aside, establish a record date for or pay any dividend or distribution (whether in cash, stock or otherwise) in respect of any shares of its capital stock or split, combine, subdivide or reclassify any of its capital stock;

•
amend its certificate of incorporation or bylaws in a manner that would adversely affect Ansys or its stockholders in a manner disproportionate to Synopsys and its stockholders or in a manner that would adversely affect the ability of Synopsys or Merger Sub to complete the merger;

•	adopt a plan of complete or partial liquidation, dissolution, bankruptcy restructuring or other similar reorganization; or
•
permit any of its subsidiaries to, acquire any material business or assets of another person or entity, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise, if the taking of such action would reasonably be expected (at the time such action is taken) to (a) prevent, materially delay or impede the completion of the merger or (b) cause any of the HSR waiting period condition, the foreign regulatory waiting period condition or the governmental authorization condition (each, as defined in the section “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 114) to not be satisfied prior to the end date.

No Solicitation by Ansys
Under the merger agreement, subject to the certain exceptions described below, Ansys has agreed that, during the pre-closing period, it will not, and will cause its subsidiaries and its and their respective directors, officers and employees not to, and to use reasonable best efforts to cause its and their respective other representatives not to, in each case, directly or indirectly, take any of the following actions:
•
solicit, initiate, knowingly encourage, assist, induce or facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry (including by approving any transaction, or approving any person or entity (other than Synopsys and its affiliates) becoming an “interested stockholder” for purposes of Section 203 of the DGCL) or take any action that would reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•
furnish or otherwise provide access to any non-public information regarding Ansys or any of its subsidiaries to any person or entity in connection with or in response to an acquisition proposal or acquisition inquiry;

•
engage in discussions or negotiations with any person or entity with respect to any acquisition proposal or acquisition inquiry (other than to inform such person or entity of the non-solicitation covenants in the merger agreement);

•	approve, endorse or recommend any acquisition proposal;
•
enter into any letter of intent, memorandum of understanding, agreement in principle or similar document or any contract relating to, or that contemplates or would reasonably be expected to result in, an acquisition transaction, other than an acceptable confidentiality agreement (as defined in “The Merger Agreement—No Solicitation by Ansys—Fiduciary Exception” beginning on page 101); or

•	resolve or publicly propose to take any of the foregoing actions or do any of the foregoing.
Under the merger agreement, Ansys has also agreed that it will, and will cause each of its subsidiaries and its and their respective directors, officers and employees to, and will use its reasonable best efforts to cause its and their respective other representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement or assistance of, or discussions or negotiations with, any person or entity relating to any acquisition proposal or acquisition inquiry. Under the merger agreement, Ansys has also agreed that it will promptly (and in any event within two business days) after the date of the merger agreement): (i) require each person or entity that has executed a confidentiality or similar agreement in connection with such person’s or entity’s consideration of a possible acquisition proposal or acquisition inquiry to return or destroy all confidential information previously furnished to such person or entity by or on behalf of Ansys or any of its subsidiaries; and (ii) terminate any third party’s (other than Synopsys and its subsidiaries and their respective representatives) access to any physical or electronic data room set up in response to or in connection with any actual or contemplated acquisition proposal or acquisition inquiry.
Under the merger agreement, Ansys has further agreed that it will not, and will ensure that its subsidiaries do not, release or permit the release of any person or entity from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which Ansys or any of its subsidiaries is or becomes a party or under which Ansys or any of its subsidiaries has or acquires any rights; provided, however, that Ansys may release a person or entity from, or amend or waive any provision of, any “standstill” agreement or provision to allow such person to make, or amend an acquisition proposal if (i) the Ansys board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of Ansys’ outside legal counsel, that the failure to release such person or entity from such agreement or provision or the failure to amend such agreement or waive such provision would be inconsistent with the directors’ fiduciary obligations to Ansys stockholders under applicable Delaware law and (ii) Ansys provides Synopsys with written notice of Ansys’ intent to take such action at least 24 hours before taking such action.
Under the merger agreement, Ansys acknowledges and agrees that any action taken by any representative of Ansys or any of its subsidiaries which, if taken by Ansys, would constitute a breach of any of the foregoing provisions will be deemed to constitute a breach of such provision by Ansys.
The covenants and obligations of Ansys referred to this in this section “No Solicitation by Ansys” are referred to herein as the “no-shop covenants.”

Fiduciary Exception
Under the merger agreement, prior to the adoption of the merger agreement by the required Ansys stockholder vote, but subject to compliance with certain provisions in the merger agreement, Ansys may furnish non-public information regarding Ansys and its subsidiaries to, and may enter into discussions or negotiations with, any person or entity (and its representatives) in response to an unsolicited written acquisition proposal that is received by Ansys from, or on behalf of, such person or entity after the date of the merger agreement (and not withdrawn) if:
•
Ansys has not breached in any material respect (or be deemed to have breached in any material respect action by any action taken by any representative of Ansys or any of its subsidiaries) any of the no-shop covenants or board recommendation covenants;

•
the Ansys board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and Ansys’ outside legal counsel, that such acquisition proposal constitutes, or would reasonably be expected to lead to, a superior offer;

•
the Ansys board of directors determines in good faith, after having taken into account the advice of Ansys’ outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary obligations to Ansys stockholders under applicable Delaware law;

•
at least 24 hours prior to furnishing any such non-public information to, or entering into discussions or negotiations with, such person or entity, Ansys (i) gives Synopsys written notice of the identity of such person or entity and of Ansys’ intention to furnish non-public information to, or enter into discussions or negotiations with, such person or entity (and its representatives) and (ii) receives from such person or entity, and delivers to Synopsys a copy of, an executed confidentiality agreement containing (a) customary limitations on the use and disclosure of all non-public information furnished to such person or entity by or on behalf of Ansys and (b) other provisions no less favorable in the aggregate to Ansys than the provisions of the confidentiality agreement as in effect immediately prior to the execution of the merger agreement; provided, that (x) for purposes of this clause “(b)” only, such confidentiality agreement need not contain a “standstill” or other provisions having a similar effect, (y) such confidentiality agreement will not prohibit compliance by Ansys with the no-shop covenants or board recommendation covenants; and (z) no new confidentiality agreement will be required if such person or entity and Ansys have a currently effective confidentiality agreement in place that satisfies the requirements of this clause “(b)”) (any such confidentiality agreement, an “acceptable confidentiality agreement”); and

•
prior to or contemporaneously with furnishing any non-public information to such person or entity, Ansys furnishes such non-public information to Synopsys (to the extent such non-public information has not been previously furnished by Ansys to Synopsys).

Under the merger agreement, if Ansys, any of its subsidiaries or any of its or their representatives receives an acquisition proposal or an acquisition inquiry at any time during the pre-closing period, Ansys has agreed to promptly (and in no event more than 24 hours after receipt thereof) advise Synopsys in writing of such acquisition proposal or acquisition inquiry (including the identity of the person or entity making or submitting such acquisition proposal or acquisition inquiry and the material terms and conditions thereof) and provide Synopsys with copies of all documents and communications received by Ansys or any of its representatives setting forth the terms and conditions of, or otherwise relating to, such acquisition proposal or acquisition inquiry. Under the merger agreement, Ansys has also agreed to keep Synopsys reasonably informed on a reasonably current basis with respect to the status of any such acquisition proposal or acquisition inquiry and any modification thereto and to promptly (and in no event later than 24 hours after transmittal or receipt of any correspondence or communication) provide Synopsys with a copy of any written correspondence or communications between or involving (a) Ansys or any representatives of Ansys, on the one hand, and (b) the person or entity that made or submitted such acquisition proposal or acquisition inquiry or any representative of such person or entity, on the other hand, relating to such acquisition proposal or acquisition inquiry.
Ansys Stockholder Meeting; Ansys Board Recommendation
Ansys Stockholders’ Meeting
Under the merger agreement, Ansys has agreed: (i) to take all action necessary under all applicable legal requirements to call, give notice of and hold the special meeting to vote on the merger agreement proposal as promptly as reasonably practicable following the date of the merger agreement (but in no event later than 45 days after the Form S-4 registration statement is declared effective under the Securities Act); (ii) to submit the merger agreement proposal to its stockholders at the special meeting and, unless the Ansys board of directors has made a change in the Ansys board recommendation in compliance with the merger agreement, to use its reasonable best efforts to solicit proxies in favor of the merger agreement proposal from the Ansys stockholders before the special meeting; and (iii) not submit any other proposal to the Ansys stockholders at the special meeting (other than an advisory vote regarding merger-related compensation and the adjournment proposal) without the prior written consent of Synopsys.
Under the merger agreement, Ansys will (i) in consultation with Synopsys, set a record date for persons or entities entitled to notice of, and to vote at, the special meeting and not to change such record date without the prior written consent of Synopsys; (ii) ensure that all proxies solicited in connection with the special meeting are solicited in compliance with all applicable legal requirements; and (iii) provide Synopsys with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports in the last seven days prior to the special meeting).
Under the merger agreement, Ansys has also agreed not to postpone or adjourn the special meeting without the prior written consent of Synopsys, other than (i) to the extent necessary to ensure that any supplement or amendment to this proxy statement/prospectus that is required by applicable legal requirements is properly disclosed to Ansys stockholders or (ii) to the extent necessary to obtain a quorum if, as of the time at which the special meeting is scheduled, there are insufficient shares of Ansys common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the special meeting. However, under the merger agreement, Ansys (a) may postpone or adjourn the special meeting up to three times for up to 10 days each time and (b) will postpone or adjourn the special meeting up to three times for up to 10 days each time if Synopsys requests such postponement or adjournment, in each case, in order to permit the solicitation of additional proxies in favor of the merger agreement. The merger agreement provides that Ansys may also postpone or adjourn the special meeting to the extent necessary to allow the notice and negotiation periods contemplated by the board recommendation covenants, plus one business day. Subject to certain provisions under the merger agreement, Ansys has agreed to use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of the merger agreement as soon as reasonably practicable.
Ansys Board Recommendation
The Ansys board of directors has unanimously: (i) determined that the merger agreement and the merger is advisable and fair to and in the best interests of Ansys and its stockholders; (ii) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, in accordance with the requirements of the DGCL; and (iii) recommended that Ansys stockholders vote to adopt the merger agreement by voting “FOR” the approval of the merger agreement proposal at the special meeting.
The merger agreement provides that, subject to certain exceptions, the Ansys board of directors (including any committee thereof) may not:
•	withdraw or modify in a manner adverse to Synopsys, or permit the withdrawal or the modification in a manner adverse to Synopsys of, the Ansys board recommendation;
•	recommend the approval, acceptance or adoption of, or approve, endorse, accept or adopt, any acquisition proposal;
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approve or recommend, or cause or permit Ansys or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar document or contract relating to, or that contemplates or would reasonably be expected to result in, an acquisition transaction, other than acceptable confidentiality agreements (as defined in “The Merger Agreement—No Solicitation by Ansys—Fiduciary Exception” beginning on page 101); or resolve, agree or publicly propose, or permit Ansys or any of its subsidiaries, or any of its or their respective representatives, to agree or publicly propose, to take any of the actions contemplated in any of the preceding bullets (the actions set forth in the preceding bullets, collectively referred to as the “prohibited board actions”).

The covenants and obligations of Ansys referred to this in this section “Ansys Stockholder Meeting; Ansys Board Recommendation” are referred to herein as the “Ansys board recommendation covenants.”
Fiduciary Exception
The merger agreement provides that, prior to the adoption of the merger agreement by required stockholder vote:
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the Ansys board of directors may withdraw or modify the Ansys board recommendation and/or cause Ansys to terminate the merger agreement if: (i) an unsolicited, bona fide, written acquisition proposal is made to Ansys after the date of the merger agreement and is not withdrawn; (ii) such acquisition proposal did not result from a breach of the no-shop covenants or board recommendation covenants in any material respect; (iii) the Ansys board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of Ansys’ outside legal counsel, that such acquisition proposal constitutes a superior offer; (iv) the Ansys board of directors determines in good faith, after having taken into account the advice of Ansys’ outside legal counsel, that, in light of such superior offer, the failure to withdraw or modify the Ansys board recommendation or the failure to terminate the merger agreement pursuant to the fiduciary out termination right (as defined in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 117) would be inconsistent with the directors’ fiduciary obligations to Ansys’ stockholders under applicable Delaware law; (v) no less than 120 hours prior to withdrawing or modifying the Ansys board recommendation, the Ansys board of directors delivers to Synopsys a written notice (a “recommendation change notice”) (a) stating that Ansys has received a superior offer that did not result from a breach of the no-shop covenants or board recommendation covenants in any material respect, (b) stating that the Ansys board of directors intends to withdraw or modify the Ansys board recommendation (and describing any intended modification of the Ansys board recommendation) and/or intends to terminate the merger agreement pursuant to the fiduciary out termination right in order to accept such superior offer, (c) specifying the material terms and conditions of such superior offer, including the identity of the person or entity making such superior offer and (d) attaching copies of the most current and complete draft of any Contract relating to such superior offer; (vi) for 120 hours after receipt by Synopsys of such recommendation change notice, the Ansys board of directors has not withdrawn or modified the Ansys board recommendation and Ansys has not attempted to terminate the merger agreement pursuant to the fiduciary out termination right; (vii) throughout such 120-hour period, Ansys engages (to the extent requested by Synopsys) in good faith negotiations with Synopsys to amend the merger agreement in such a manner that the failure to withdraw or modify the Ansys board recommendation or the failure to terminate the merger agreement pursuant to the fiduciary out termination right in order to accept such superior offer would not be inconsistent with the directors’ fiduciary obligations to Ansys’ stockholders under applicable Delaware law; and (viii) at the time of withdrawal or modification of the Ansys board recommendation, the Ansys board of directors determines in good faith, after taking into account the advice of an independent financial advisor of nationally recognized reputation and the advice of Ansys’ outside legal counsel, that the failure to withdraw or modify the Ansys board recommendation or the failure to terminate the merger agreement pursuant to the fiduciary out termination right in order to accept such superior offer would be inconsistent with the fiduciary obligations of the Ansys board of directors to the Ansys stockholders under applicable Delaware law in light of such superior offer; provided, however, that when making such determination, the Ansys board of directors will be obligated to consider any changes to the terms of the merger agreement proposed by Synopsys as a result of the negotiations required by clause “(vii)” above or otherwise;

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the Ansys board of directors may withdraw or modify the Ansys board recommendation if: (i) there arises after the date of the merger agreement an event, development or change in circumstances that relates to and is material to Ansys or its subsidiaries, taken as a whole (but does not relate to (x) any acquisition proposal or (y) changes in the stock price or trading volume of Synopsys common stock or any other securities of Synopsys or any of its subsidiaries, any change in credit rating of Synopsys or any of its subsidiaries or the failure of Synopsys to meet internal or securities analysts’ published projections of earnings or revenues) and that was not known and was not reasonably foreseeable by the Ansys board of directors on the date of the merger agreement (or if known, the material consequences of which were not known, and were not reasonably foreseeable by the Ansys board of directors as of the date of this merger agreement), which event, development or change in circumstances, or any material consequence thereof, becomes known to the Ansys board of directors prior to the adoption of the merger agreement by the required Ansys stockholder vote (any such event, development or change in circumstances being referred to as a “change in circumstances”); (ii) the Ansys board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that, in light of such change in circumstances, the failure to withdraw or modify the Ansys board recommendation would be inconsistent with the directors’ fiduciary obligations to the Ansys stockholders under applicable Delaware law; (iii) no less than 120 hours prior to withdrawing or modifying the Ansys board recommendation, the Ansys board of directors delivers to Synopsys a written notice (a) stating that a change in circumstances has arisen, (b) stating that it intends to withdraw or modify the Ansys board recommendation in light of such change in circumstances and describing any intended modification of the Ansys board recommendation and (3) containing a reasonably detailed description of such change in circumstances; (iv) throughout such 120-hour period, Ansys engages (to the extent requested by Synopsys) in good faith negotiations with Synopsys to amend the merger agreement in such a manner that the failure to withdraw or modify the Ansys board recommendation would not be inconsistent with the directors’ fiduciary obligations to Ansys’ stockholders under applicable Delaware law in light of such change in circumstances; and (v) at the time of withdrawing or modifying the Ansys board recommendation, the Ansys board of directors determines in good faith, after taking into account the advice of an independent financial advisor of nationally recognized reputation and the advice of Ansys’ outside legal counsel, that the failure to withdraw or modify the Ansys board recommendation would be inconsistent with the fiduciary obligations of the Ansys board of directors to the Company’s stockholders under applicable Delaware law in light of such change in circumstances; provided, however, that when making such determination, the Ansys board of directors will be obligated to consider any changes to the terms of the merger agreement proposed by Synopsys as a result of the negotiations required by clause “(iv)” above or otherwise.
For purposes of the first bullet above, under the merger agreement, any change in the form or amount of the consideration payable in connection with a superior offer, and any other material change to any of the terms of a superior offer, will be deemed to be a new superior offer, requiring a new recommendation change notice and a new advance notice period, except that the advance notice period applicable to any such change to a superior offer pursuant to clause “(v)” of the first bullet will be 72 hours rather than 120 hours.
Under the merger agreement, subject to Ansys’ right to terminate the merger agreement in accordance with the fiduciary out termination right, Ansys’ obligation to call, give notice of and hold the special meeting will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any superior offer or other acquisition proposal, by any change in circumstances or by any withdrawal or modification of the Ansys board recommendation. Under the merger agreement, Ansys also agreed that, unless the merger agreement is terminated in accordance with its terms, Ansys will not submit any acquisition proposal to a vote of the Ansys stockholders.
Regulatory Approvals and Related Matters
Under the merger agreement, each of Synopsys and Ansys has agreed to use its reasonable best efforts to file, as soon as practicable and advisable after the date of the merger agreement, all notices, reports and other documents required to be filed by such party with any governmental body with respect to the merger and the other transactions contemplated by the merger agreement, and to submit promptly any additional information requested by any such governmental body. The merger agreement provides that, without limiting the generality of the foregoing, Synopsys and Ansys have agreed to undertake, among other things, the following actions:
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(i) within 10 business days after the date of the merger agreement, make an appropriate filing of a notification and report form pursuant to the HSR Act, (ii) prepare, file and submit the notifications, reports and other documents (or, if appropriate, drafts of documents) required under any applicable foreign antitrust or competition laws or regulations in the specified antitrust jurisdictions as soon as reasonably practicable and advisable and (iii) promptly after the date of the merger agreement, prepare, file and submit the notifications, reports and other documents required under (a) any applicable foreign investment laws in the specified foreign investment jurisdictions and (b) 32 CFR Part 117 (the

“NISPOM Rule”) (including notification to the Defense Counterintelligence and Security Agency of the Department of Defense and, as required, any other cognizant security authority pursuant to the NISPOM Rule), in each case, in connection with the merger and the other transactions contemplated by the merger agreement;
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respond as promptly as practicable to (i) any inquiries or requests received from the FTC or the DOJ for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust authority or other governmental body in connection with antitrust, foreign direct investment, security clearance or related matters; and

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except to the extent Synopsys determines otherwise: (i) promptly (and in any event within 10 business days) after a non-U.S. governmental body (referred to as a “requesting authority”) asserts or attempts to assert jurisdiction over, or requests, requires or attempts to require a filing or submission relating to, the merger or any of the other transactions contemplated by the merger agreement, consult with one another in good faith to determine whether such filing is required and, if Synopsys determines such filing is required to complete the merger or any of the other transactions contemplated by the merger agreement, file and submit (in accordance with each legal requirement that may be applicable or that such requesting authority asserts to be applicable) all notices, reports and other documents required or requested by such requesting authority to be filed or submitted, in each case, promptly after Synopsys makes such determination, and (ii) respond as promptly as practicable to any inquiries or requests received from such requesting authority for additional information or documentation.

The merger agreement provides that if a filing or submission is made to any requesting authority in accordance with the foregoing, any governmental authorization or other consent asserted to be required under any legal requirement administered by or otherwise relating to the authority or responsibility of such requesting authority will be (i) deemed to be included as a specified jurisdiction and (ii) be deemed required to be obtained in connection with the merger for purposes of the regulatory efforts covenants (as defined below).
The merger agreement provides that, subject to the confidentiality provisions of the confidentiality agreement, Synopsys and Ansys each will promptly supply the other with any information which may be required in order to effectuate any filings (including applications) or submissions pursuant to (and to otherwise comply with its obligations) the merger agreement; provided, however, that each of Synopsys and Ansys may reasonably designate material provided to the other party as “outside counsel only” or “counsel only” (i) as necessary to comply with legal or contractual arrangements and/or (ii) as necessary to address reasonable privilege, legal, confidentiality or competitive sensitivity concerns, and such materials and the information contained therein will only be provided to the outside and in-house legal counsel and advisors of the receiving party to whom such materials or information is necessary to be provided and will not be disclosed by such counsel or advisors to others at the receiving party without the disclosing party’s express prior written consent.
The merger agreement provides that, notwithstanding anything to the contrary in the merger agreement, Synopsys will, on behalf of itself, Merger Sub and Ansys: (i) control, devise and implement the strategy and timing for seeking and securing any actions or consents of any governmental body with respect to the merger and the other transactions contemplated by the merger agreement (taking into account in good faith any comments of Ansys or its representatives relating to such strategy), and coordinate any contacts with any governmental body (including any requesting authority); (ii) take the lead in all meetings, communications, discussions and negotiations with any governmental body (including any requesting authority) in connection with obtaining any such action or consent; provided, however, that Synopsys will not participate in any substantive meeting, communication, discussion or negotiation with any governmental body (including any requesting authority) in connection with the merger agreement and the merger unless Synopsys gives Ansys prior notice of, consults with Ansys in good faith in advance of, and, to the extent not prohibited by such governmental body, gives Ansys the opportunity to attend and participate in, such meeting, communication, discussion or negotiation; and (iii) have the right in Synopsys’ sole discretion to commit to or agree with any governmental body to stay, toll or extend any applicable waiting period under the HSR Act, any applicable foreign antitrust or competition laws or regulations or any applicable foreign investment law (it being understood that Synopsys will consult with Ansys in good faith prior to making any such commitment or agreement); provided, however, that Synopsys will not withdraw its initial filing pursuant to the HSR Act or refile without Ansys’ prior written consent. The merger agreement provides that, without limiting the foregoing, neither Ansys nor any of its subsidiaries will, without the prior written consent of Synopsys, directly or indirectly (a) stay, toll or extend any waiting period under the HSR Act, any applicable foreign antitrust or competition law or regulation or any applicable foreign investment law, (b) withdraw its initial filing pursuant to the HSR Act, any applicable foreign antitrust or competition law or regulation or any applicable foreign investment law, as the case may be, or refile any of them, or (c) commit to or agree with any governmental body to delay or not to complete the merger or any of the other transactions contemplated under the merger agreement.
The merger agreement provides that, except where prohibited by applicable legal requirements or any governmental body, and subject to the confidentiality agreement and certain other limitation on sharing certain types of information set forth in the merger agreement, each of Synopsys and Ansys will:
•	consult with the other party in good faith prior to taking a position with respect to any filing or submission required by the regulatory efforts covenants;
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provide the other party a reasonable opportunity to review, comment and discuss in advance, and consider in good faith the views of the other party in connection with, all written, substantive communications with a governmental body (including any requesting authority) in connection with any filing or submission required by the regulatory efforts covenants (including any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions or proposals) before making or submitting any such written communication to any governmental body on behalf of any party hereto in connection with any filing or submission required by the regulatory efforts covenants or any legal proceeding involving a governmental body with regulatory authority related to the merger agreement or any of the transactions contemplated by the merger agreement;

•	coordinate with the other party in preparing and exchanging such information; and
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promptly provide the other party (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any governmental body in connection with any required filing or submission (subject to certain redactions permitted under the merger agreement).

Under the merger agreement, each of Ansys and Synopsys has also agreed to notify the other party promptly upon the receipt of: (i) any communication from any official of any governmental body in connection with any filing or submission made pursuant to the merger agreement; (ii) knowledge of the commencement or threat of commencement of any judicial or administrative proceeding by or before any governmental body with respect to the merger or any of the other transactions contemplated by the merger agreement (and to keep the other party informed as to the status of any such proceeding or threat); and (iii) any request by any official of any governmental body for any amendment or supplement to any filing or submission made pursuant to the merger agreement or any information required to comply with any legal requirement applicable to the merger or any of the other transactions contemplated by the merger agreement. The merger agreement provides that, in addition, whenever any event occurs that is required to be set forth in an amendment or supplement to any filing or submission required to be made pursuant to the regulatory efforts covenants, each of Ansys and Synopsys will (promptly upon learning of the occurrence of such event) inform the other party of the occurrence of such event and cooperate in filing with or submitting to the applicable governmental body such amendment or supplement.
The merger agreement provides that, subject to certain limitations in the merger agreement, each of Synopsys and Ansys will use its reasonable best efforts to take, or cause to be taken, all actions necessary to complete the merger and make effective the other transactions contemplated by the merger agreement on a timely basis. The merger agreement provides that, without limiting the generality of the foregoing, but subject to certain limitations in the merger agreement, each of Synopsys and Ansys has agreed to use its reasonable best efforts to: (i) make all filings (if any), give all notices (if any) and provide all information (if any) required to be made, given or provided by such party in connection with the merger or any of the other transactions contemplated by the merger agreement; (ii) consult with such party’s employees to the extent required under any applicable legal requirement in connection with the merger or any of the other transactions contemplated by the merger agreement; and (iii) obtain each consent (if any) required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the merger or any of the other transactions contemplated by the merger agreement. The merger agreement also provides that each of Ansys and Synopsys will consult with the other party in good faith with respect to the matters contemplated by clauses “(i),” “(ii)” and “(iii)” in the preceding sentence, and will use reasonable best efforts to keep the other party apprised of the status of matters relating to the completion of the transactions contemplated by the merger agreement.
The merger agreement provides that, without limiting the generality of the foregoing, but subject to certain limitations in the merger agreement, Synopsys’ obligations to obtain each consent required to be obtained in connection with the merger or any of the other transactions contemplated by the merger agreement under clause “(iii)” of the preceding paragraph, with respect to any consents referred to in the HSR waiting period condition, the foreign regulatory waiting period condition and the governmental authorization condition will include, in each case, to the extent necessary to obtain such consents: (i) proposing, negotiating, committing to and effecting (by consent decree, hold separate order or otherwise) the sale, divestiture, disposition or license (or similar arrangement) of any of the businesses, product lines or assets of Synopsys or any of its subsidiaries or any Ansys or any of its subsidiaries (a “divestiture remedy”), in each case, that would not result in a burdensome condition (as defined below) and (ii) proposing, negotiating, committing to and effecting (by consent decree, hold separate order or otherwise) any limitation on Synopsys or any of its subsidiaries’ freedom of action with respect to, and otherwise proposing, proffering and agreeing to any other requirement, obligation, condition, limitation or restriction on, any of the businesses, product lines or assets of any Synopsys or any of its subsidiaries or Ansys or any of its subsidiaries (a “behavioral remedy”), in each case, that would not result in a burdensome condition. The merger agreement provides that, in furtherance of the foregoing, to the extent necessary and practicable, Synopsys has agreed to (a) negotiate in good faith with all applicable governmental bodies any divestiture remedy or behavioral remedy contemplated by the immediately preceding sentence in connection with obtaining any consent any consents referred to in the HSR waiting period condition, the foreign regulatory waiting period condition and the governmental authorization condition prior to the initiation of a regulatory proceeding (as defined below) by any governmental body and (b) continue such negotiations in the event a regulatory proceeding is initiated.
The merger agreement further provides that, at the request of Synopsys, Ansys will cause the divestiture, holding separate or taking of any other action with respect to any of the businesses, product lines or assets of Ansys and its subsidiaries (provided that any such action is conditioned upon the completion of the merger). If a specified governmental body (as defined below) or a third party commences a judicial or administrative proceeding under any applicable antitrust or competition legal requirement or foreign investment law challenging, or seeking to restrain or prohibit the completion of, the merger or any of the other transactions contemplated by the merger agreement (any such judicial or administrative proceeding, referred to as a “regulatory proceeding”), (i) Synopsys and Ansys will use their respective reasonable best efforts to contest, defend and/or appeal such proceeding on the merits, (ii) Synopsys will be entitled to direct and control the defense and settlement of such proceeding and will consult with the Company in good faith in connection therewith and (iii) Ansys will cooperate with, and provide such assistance as may be reasonably requested by, Synopsys in connection with the defense and settlement of such regulatory proceeding.
The merger agreement provides that, notwithstanding anything to the contrary therein: (i) neither Synopsys nor any of its subsidiaries will have any obligation under the merger agreement to: (a) propose, negotiate, commit to or effect (by consent decree, hold separate order or otherwise) any divestiture remedy that would result in a burdensome condition (but, for the avoidance of doubt, Synopsys will take certain scheduled actions promptly after the date of the merger agreement); (b) propose, negotiate, commit to or effect (by consent decree, hold separate order or otherwise), or otherwise propose, proffer or agree to, any behavioral remedy that would result in a burdensome condition; (c) initiate, or cause any of its subsidiaries to initiate, any litigation or similar proceeding against a governmental body or third party to obtain any waiting period expiration or termination, governmental authorization or other consent under the HSR Act, any applicable foreign antitrust or competition law or regulation, any applicable foreign investment law or any similar legal requirement in connection with the merger or any of the other transactions contemplated by the merger agreement; (d) except as contemplated by clause “(a)” or “(b)” above, amend or modify any of Synopsys’ or Merger Sub’s rights or obligations under the merger agreement; or (e) except as contemplated by clause “(a)” or “(b)” above, restructure or commit to restructure any of the transactions contemplated by the merger agreement; (ii) none of Ansys or its subsidiaries will, except with the prior written consent of Synopsys, agree, commit or propose, or encourage any governmental body, to take or request any of the actions described in clause “(i)(a),” “(i)(b),” “(i)(c)” or “(i)(d)” above; (iii) neither Synopsys nor any of its subsidiaries will be required to agree to, commit to or effect any action that is not conditioned upon the completion of the merger; and (iv) for purposes of determining whether the HSR waiting period condition, the foreign regulatory waiting period condition or the governmental authorization condition has been satisfied, a governmental authorization or consent will not be deemed to have been obtained if such governmental authorization or consent includes, or requires Synopsys or any its subsidiaries to be subject to, any term or condition that constitutes a burdensome condition (other than a burdensome condition to which Synopsys had previously agreed in writing).
Synopsys’ and Ansys’ obligations as described in this section “The Merger Agreement—Regulatory Approvals and Related Matters” are referred to herein as the “regulatory efforts covenants.”
For purposes of the merger agreement, a “burdensome condition” is defined as (i) any divestiture remedy that would, individually or in the aggregate with all other divestiture remedies, involve businesses, product lines or assets of Synopsys or any of its subsidiaries or Ansys or any of its subsidiaries representing, individually or in the aggregate, more than $200 million of revenue generated during fiscal year 2023 and/or (ii) any behavioral remedy that would, individually or in the aggregate with all other behavioral remedies, reasonably be expected to have a material impact on Ansys and its subsidiaries and Synopsys and its subsidiaries, taken as a whole as a combined company, provided that, for purposes of determining whether a behavioral remedy would, individually or in the aggregate with all other behavioral remedies, constitute a burdensome condition pursuant to this clause “(ii),” (a) impacts will be measured relative to the size of Ansys and its subsidiaries, taken as a whole, regardless of whether such behavioral remedies are imposed on or affect Synopsys and its subsidiaries or Ansys and its subsidiaries and (b) impacts on the benefits expected to be derived from the merger (including expected synergies) that are publicly disclosed by Synopsys will be taken into account.
For purposes of the merger agreement, a “specified governmental body” is defined as any governmental body that has jurisdiction over: (i) Ansys, Synopsys, Merger Sub or any of their respective subsidiaries that own assets that constitute or account for 10% or more of the consolidated net revenues, consolidated net income or consolidated assets of Ansys and all of its subsidiaries, taken as a whole, or Synopsys and all of its subsidiaries, taken as a whole, respectively; (ii) any business or asset of Ansys or its subsidiaries that is material to Ansys and its subsidiaries, taken as a whole; or (ii) any business or asset of Synopsys or any of its subsidiaries that is material to Synopsys and its subsidiaries, taken as a whole.
Financing Matters
Synopsys has delivered to Ansys a copy of the executed debt commitment letter (together with any financing sources added in accordance with the terms of the debt commitment letter and merger agreement referred to as the “financing sources”), pursuant to which the financing sources have committed, subject solely to the conditions expressly set forth in the debt commitment letter and the terms thereof, to provide the amounts set forth therein for purposes of funding the merger and paying fees and expenses related to the merger on the closing date (such financing referred to as the “debt financing”).
Under the merger agreement, each of Synopsys and Merger Sub has agreed to, and to cause its respective Representatives to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the debt financing on or prior to the closing, on the terms and subject solely to the conditions (including, to the extent applicable, the “market flex” provisions) described in the debt commitment letter, including using its reasonable best efforts to: (i) maintain in full force and effect the debt commitment letter in accordance with its terms, (ii) enter into and deliver definitive agreements with respect to the debt financing on the terms and subject solely to the conditions contemplated by the debt commitment letter (referred to as the “definitive debt financing agreements”), (iii) satisfy (or obtain a waiver of) on a timely basis all conditions and comply with all obligations applicable to Synopsys, including with respect to the payment of any commitment, engagement or placement fees, in the debt commitment letter and the definitive debt financing agreements, (iv) enforce all of its rights under the debt commitment letter and the definitive debt financing agreements, (v) if required under the debt commitment letter, enter into amendments to the definitive debt financing agreements with respect to the debt financing to give effect to any “market flex” provisions contained in any debt commitment letter and (vi) complete the debt financing no later than the closing.
The merger agreement provides that Synopsys will not agree to any amendments, restatements, supplements or modifications to, obtain any replacement of, or waive any of its rights under, the debt commitment letter or the definitive debt financing agreements, in whole or in part, without the prior written consent of Ansys if any such amendment, restatement, supplement, replacement, modification or waiver of the debt commitment letter or the definitive debt financing agreements would: (i) impose new or additional conditions or otherwise amend, modify or expand any conditions to the debt financing that would make the funding thereof less likely to occur in any material respect, (ii) reduce the aggregate amount of the debt financing to less than the amount required, together with all other sources of cash or other financing sources available to Synopsys on the closing date, for the satisfaction of all of Synopsys’ payment obligations under the merger agreement due at the closing, (iii) delay or prevent the closing from occurring on the date that it would have otherwise occurred, (iv) make the receipt or funding of the debt financing less likely to occur (including, without limitation, by making any condition to the receipt or funding of the debt financing less likely to be satisfied) or adversely impact the ability of Synopsys to (a) enforce its rights against the other parties to the debt commitment letter or definitive debt financing agreements or (b) cause the merger to be timely completed; provided that Synopsys may amend, restate, modify or supplement the debt commitment letter or the definitive debt financing agreements to add lenders, lead arrangers, bookrunners, underwriters, syndication agents or similar entities that had not executed the debt commitment letter as of the date of the merger agreement, to provide for the assignment and reallocation to such entities of a portion of the debt financing commitments contained in the debt commitment letter or the definitive debt financing agreements and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments as expressly set forth in the debt commitment letter, in each case, without Ansys’ consent.
The merger agreement also provides that, in the event that all or any portion of the debt financing becomes or is expected to become, unavailable for any reason, in an amount sufficient, together with all other sources of cash available to Synopsys on the closing date, for the satisfaction of all of Synopsys’ payment obligations under the merger agreement due on the closing date, Synopsys will (i) notify Ansys in writing thereof as promptly as practicable after obtaining knowledge thereof (and, in any event, within 48 hours) and (ii) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to promptly arrange and obtain alternative financing (a) in an amount sufficient, together with all other sources of cash available to Synopsys on the closing date, for the satisfaction of all of Synopsys’ payment obligations under the merger agreement due on the closing date, and (b) subject to conditions precedent which would not reasonably be expected to materially delay or impair the likelihood of the closing.
Under the merger agreement, Synopsys has agreed (i) it will, and will cause it its representatives to, keep Ansys informed as promptly as practicable upon written request in reasonable detail of the status of its efforts to arrange the debt financing; and (ii) to promptly reimburse Ansys for certain costs incurred in connection with the debt financing and indemnify Ansys from certain losses relating to the debt financing.
Under the merger agreement, (i) during the pre-closing period, Ansys will, and will ensure that each of its subsidiaries and its and their respective representatives will, use reasonable best efforts to provide to Synopsys all cooperation reasonably requested by Synopsys in connection with the arrangement of the debt financing and any capital markets issuance, subject to certain customary exceptions in the merger agreement; and (ii) Ansys has consented to the use of its and each of its subsidiaries’ logos in connection with the debt financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Ansys or any of its subsidiaries or the reputation or goodwill of Ansys or any of its subsidiaries.
Under the merger agreement, Synopsys has agreed to: (i) promptly upon request by Ansys (and, in any event, within 30 days), reimburse Ansys for all reasonable and documented out-of-pocket costs and expenses incurred by Ansys in order to comply with its obligations related to the arrangement of the debt financing; (ii) indemnify, defend, and hold harmless Ansys, each of its subsidiaries and each of their respective representatives from, against and in respect of any and all claims, debts, losses, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities resulting from, or that exist or arise due to, the activities of Synopsys and its representatives in connection with the arrangement of the debt financing, except to the extent such claims, debts, losses, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities result from (a) the gross negligence or willful misconduct of such indemnified persons or entities or (b) historical information provided by or on behalf of Ansys or any of its subsidiaries.
The merger agreement provides that Synopsys and Merger Sub have acknowledged and agreed that neither Synopsys’ nor Merger Sub’s obligations under the merger agreement are conditioned in any manner upon Synopsys or Merger Sub obtaining the debt financing or any other financing.

Treatment of Indebtedness
The merger agreement provides that, during the pre-closing period, Ansys is required to use reasonable best efforts to, among other things, provide assistance to Synopsys with obtaining a customary payoff letter (in form and substance reasonably acceptable to Synopsys) at or prior to closing and other documents reasonably requested and relating to the termination of the obligations under that the Ansys credit agreement or any other material indebtedness for borrowed money incurred by Ansys and the release of any related liens.
Listing of Synopsys Common Stock; Delisting and Deregistration of Ansys Common Stock
Under the merger agreement, prior to the effective time, Ansys has agreed to cooperate with Synopsys and use its reasonable best efforts to take all actions reasonably necessary, proper or advisable to enable the shares of Ansys common stock to be delisted from the NASDAQ and deregistered under the Exchange Act as promptly as practicable after the effective time. Under the merger agreement, Synopsys has also agreed to use its reasonable best efforts to cause the shares of Synopsys common stock to be issued in connection with the merger to be approved for listing (subject to official notice of issuance) on the NASDAQ at or prior to the effective time.
Employee Matters
Under the merger agreement, subject, and in addition, to the requirements imposed by applicable legal requirements, during the period commencing on the closing date and ending on the one-year anniversary of the closing date (the “continuation period”), Synopsys, the surviving corporation, or their respective affiliates will provide each employee of Ansys or any of its subsidiaries who is employed immediately prior to the effective time and continues employment with Synopsys, the surviving corporation or any subsidiary or affiliate of the surviving corporation after the effective time (a “continuing employee”) with (i) total target cash compensation (to be defined as base salary or annualized base wage rate, plus target annual cash incentive opportunity) to each continuing employee that is no less than the total target cash compensation provided to such continuing employee immediately prior to the closing, and (ii) retirement and health and welfare benefits that are substantially similar in the aggregate to those provided to similarly situated employees of Synopsys.
Under the merger agreement, during the continuation period, Synopsys will provide, or will cause the surviving corporation or any of their respective affiliates to provide, severance payments and benefits to each continuing employee whose employment is terminated during such period that are no less favorable than the severance payments and benefits that such continuing employee would have been eligible to receive upon a termination of employment under any applicable severance plan, policy, practice or arrangement sponsored or maintained by Ansys and its subsidiaries.
The merger agreement further provides that, as of the closing date, Synopsys, the surviving corporation, or one of their respective affiliates will use commercially reasonable efforts to provide each continuing employee under each employee benefit plan, program, or arrangement established or maintained by Synopsys, the surviving corporation or one of their affiliates in which such continuing employee may be eligible to participate after the closing date (“post-closing plans”), credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual under a defined benefit pension plan) for full or partial years of service with the surviving corporation or any of its subsidiaries performed at any time prior to the closing date to the extent such service was taken into account under the analogous Ansys employee benefit plan in effect immediately prior to the closing date; provided, however, that no such prior service will be taken into account to the extent it would result in the duplication of benefits to any such continuing employee.
Under the merger agreement, Synopsys has agreed that, for purposes of each post-closing plan providing medical, dental, prescription drug and/or vision benefits to any continuing employee, Synopsys will, or will cause the surviving corporation or one of its subsidiaries to, use commercially reasonable efforts to cause (i) all pre-existing condition exclusions, evidence of insurability requirements, actively-at-work requirements, and waiting periods for such post-closing plan to be waived for such continuing employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under the analogous Ansys employee benefit plan in effect immediately prior to the closing date, and to the extent consistent with the governing terms of the post-closing plan and (ii) such continuing employees to be given credit under such post-closing plans for co-payments made, and deductibles satisfied, prior to the closing date for the year in which the closing date occurs.

Under the merger agreement, unless otherwise requested by Synopsys in writing at least five business days prior to the closing date, Ansys has agreed to take (or cause to be taken) all actions that may be reasonably necessary or appropriate to terminate, effective no later than the day prior to the closing date, any Ansys employee benefit plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (an “Ansys 401(k) plan”). The merger agreement provides that, if Ansys is required to terminate any Ansys 401(k) plan, then Ansys will provide to Synopsys prior to the closing date written evidence of the adoption by the Ansys board of directors of resolutions authorizing the termination of such Ansys 401(k) plan (the form and substance of which will be subject to the prior review and approval of Synopsys), effective no later than the day prior to the closing date. The merger agreement provides that, in such event, prior to the closing date and thereafter (as applicable), Ansys and Synopsys will use commercially reasonable efforts to take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Synopsys or one of its subsidiaries (each, a “Synopsys 401(k) plan”), to permit each continuing employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or notes (representing plan loans from the Ansys 401(k) plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such continuing employee from such Ansys 401(k) plan to the corresponding Synopsys 401(k) plan. The merger agreement also provides that, if the Ansys 401(k) plan is terminated as described herein, the continuing employees will be eligible to participate in a Synopsys 401(k) plan as soon as reasonably practicable on or following the closing date. If the distributions of assets from the trust of any Ansys 401(k) plan that is terminated pursuant to the merger agreement are reasonably anticipated to cause or result in liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such Ansys 401(k) plan or upon Ansys or any participating employer, then Ansys will estimate in good faith the amount of such charges or other fees and provide its estimate of that amount in writing to Synopsys at least three business days prior to the closing date.
Indemnification and Insurance
Under the merger agreement, from the effective time until the sixth anniversary of the effective time, Synopsys will cause the surviving corporation to exculpate, indemnify and hold harmless (and will also cause the surviving corporation to advance expenses as incurred), to the fullest extent permitted under applicable law, and in accordance with any indemnification agreements with Ansys or any of its subsidiaries in effect on the date of the merger agreement, each present and former director and officer of Ansys or any of its subsidiaries (collectively referred to as the “indemnified persons”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such indemnified persons’ service as a director or officer of Ansys or any of its subsidiaries or services performed by such person or entity at the request of Ansys or any of its subsidiaries at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including with respect to (i) the merger and the other transactions contemplated by the merger agreement and (ii) actions to enforce the indemnification and insurance provisions of the merger agreement.
The merger agreement provides that all rights to indemnification, exculpation and advancement and reimbursement of expenses by Ansys or any of its subsidiaries existing in favor of the indemnified persons for their acts and omissions as directors and officers occurring prior to the effective time, as provided in Ansys’ or the applicable subsidiary’s certificate of incorporation, bylaws or similar other organizational documents (as in effect as of the date of the merger agreement) and as provided in those indemnification agreements between Ansys or the applicable subsidiary and such Indemnified Persons (as in effect as of the date of the merger agreement) will survive the merger and continue in full force and effect (to the extent such rights to indemnification are available under and consistent with applicable law) for a period of six years following the date on which the merger becomes effective, and the surviving corporation and its subsidiaries will (and Synopsys will cause the surviving corporation and its subsidiaries to) honor and fulfill, in all respects, the obligations of Ansys and its subsidiaries in respect of such rights of indemnification, exculpation and advancement and reimbursement of expenses.
The merger agreement provides that, from the date on which the effective time occurs until the sixth anniversary of such date, Synopsys will cause the surviving corporation to maintain in effect, for the benefit of the indemnified persons with respect to their acts and omissions as directors and officers occurring prior to the effective time, the existing policy of directors’ and officers’ liability insurance maintained by Ansys as of the date of the merger agreement (the “existing D&O policy”), except that: (i) Synopsys may substitute for the existing D&O policy a policy or policies of substantially comparable coverage, and in any event, coverage not less favorable in the aggregate than the existing policies of Ansys and its subsidiaries; and (ii) Synopsys will not be required to pay annual premiums for the existing D&O policy (or for any substitute policies) in excess of 300% of the most recent annual premium paid prior to the date of the merger agreement for the existing D&O policy. The merger agreement provides that if any future annual premiums for the existing D&O policy (or any substitute policy therefor) exceed such maximum premium amount in the aggregate, then Synopsys may reduce the amount of coverage of such existing D&O policy (or any substitute policy therefor) to the amount of coverage that can be obtained for a premium equal to the maximum premium. The merger agreement provides that (a) Synopsys will cause the surviving corporation or, prior to the effective time, Ansys will have the right to purchase a pre-paid, non-cancellable “tail” policy on the existing D&O policy for a claims reporting or discovery period of six years from the closing date and otherwise on terms and conditions that are no less favorable than the terms and conditions of the existing D&O policy; provided, however, that the surviving corporation will not be obligated to, and Ansys will not (without the prior written consent of Synopsys), expend an amount for such “tail” policy in excess of the Maximum Premium and (b) if such “tail” policy is purchased, Synopsys will cause the surviving corporation to, maintain such “tail” policy in full force and effect in lieu of all other obligations of the surviving corporation under the first sentence of this paragraph.
Stockholder Litigation
Under the merger agreement, Ansys will promptly (and in any event within two business days) notify Synopsys in writing of, and will give Synopsys the opportunity to participate fully and actively in the defense and settlement of, any stockholder claim or litigation (including any class action or derivative litigation) against or otherwise involving Ansys and/or any of its directors or officers relating to the merger agreement, the merger or any of the other contemplated transactions. The merger agreement provides that no compromise or full or partial settlement of any such claim or litigation may be agreed to by Ansys without Synopsys’ prior written consent; provided that Synopsys’ consent will not be required if the settlement involves (i) solely (a) the payment of mooting fees in an aggregate amount that, together with all other settlement amounts, does not to exceed a certain amount and (b) supplemental disclosure (provided that Synopsys must be given reasonable opportunity to review and comment on any supplemental disclosure and Ansys must consider in good faith any changes thereto proposed by Synopsys), (ii) no admission of wrongdoing or liability, (iii) no injunctive or similar relief, (iv) a complete and unconditional release by the named plaintiffs of all defendants in respect of all claims then pending relating to the agreement, the merger or any of the other contemplated transactions and (v) the withdrawal or dismissal of all claims and actions then pending relating to the merger agreement, the merger and the other contemplated transactions. The merger agreement provides that Synopsys will promptly (and in any event within two business days) notify Ansys in writing of, and will give Ansys the opportunity to participate in (but not control) the defense of, any stockholder claim or litigation (including any class action or derivative litigation) against or otherwise involving Synopsys and/or any of its directors or officers relating to the merger agreement, the merger or any of the other contemplated transactions.
Other Covenants
The merger agreement contains certain other covenants, including, among other things, covenants relating to cooperation between Synopsys and Ansys in the preparation of this proxy statement/prospectus, other filings to be made with the SEC or any other governmental authority, access to information, notification of certain matters, and cooperation between Synopsys and Ansys with respect to public announcements.
Conditions to the Completion of the Merger
The completion of the merger and the other transactions contemplated by the merger agreement depends upon the satisfaction or waiver of a number of conditions, which may be waived by Synopsys (behalf of itself and Merger Sub) or Ansys, as applicable.

Under the merger agreement, the obligations of Synopsys, Merger Sub and Ansys to effect the merger and otherwise complete the transactions contemplated by the merger agreement are subject to the satisfaction (or waiver by written agreement of Synopsys and Ansys), at or prior to the closing of each of the following conditions:
•
the Form S-4 registration statement of which this proxy statement/prospectus is a part has become effective in accordance with the provisions of the Securities Act, no stop order suspending its effectiveness has been issued by the SEC and remains in effect and no proceedings for that purpose have been initiated or threatened in writing by the SEC that have not been withdrawn;

•	the shares of Synopsys common stock to be issued in the merger have been approved for listing (subject to official notice of issuance) on the NASDAQ;
•	the merger agreement has been duly adopted at the special meeting by the required Ansys stockholder vote (such condition referred to as the “stockholder approval condition”);
•
the waiting period (and any extension thereof) applicable to the completion of the merger under the HSR Act has expired or been terminated, and any period of time (and any extension thereof) agreed to with a governmental body in the United States not to complete the merger has expired or been terminated (such condition referred to as the “HSR waiting period condition”);

•
any waiting period (and any extension thereof) applicable to the completion of the merger under applicable foreign antitrust law or regulation of the specified jurisdictions has expired or otherwise been terminated, and any period of time (and any extension thereof) agreed to with a governmental body in any specified jurisdiction not to complete the merger has expired or been terminated (such condition referred to as the “foreign regulatory waiting period condition”);

•
any governmental authorization or other consent required under applicable foreign antitrust law or regulation or foreign investment law in connection with the merger in each specified jurisdiction has been obtained and is in full force and effect (such condition referred to as the “governmental authorization condition”); and

•
no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the merger has been issued by any governmental body in the United States or any of the specified jurisdictions and remains in effect, and there has not been any legal requirement enacted or deemed applicable to the merger by any governmental body in any specified jurisdiction that makes completion of the merger illegal (such condition referred to as the “no restraint condition”).

The HSR waiting period condition, the foreign regulatory waiting period condition, the governmental authorization condition and the no restraint condition are collectively referred to herein as the “regulatory approval conditions.”
In addition, under the merger agreement, the obligations of Synopsys and Merger Sub to effect the merger and otherwise complete the transactions contemplated by the merger agreement are subject to the satisfaction (or waiver by Synopsys), at or prior to the closing of each of the following conditions:
•
the representations and warranties made by Ansys in the merger agreement relating to the authorization and validity of the merger agreement, takeover statutes and stockholder rights plans, the required Ansys stockholder vote, non-contravention with Ansys’ organizational documents, the opinions of Ansys’ financial advisors and advisors’ fees were accurate in all material respects as of the date of the merger agreement and will be accurate in all material respects as of the closing date as if made on and as of the closing date (in each case, other than any such representation or warranty made as of a specific earlier date, which must have been accurate in all material respects as of such earlier date); provided, however, that for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “material adverse effect” and other materiality and similar qualifications limiting the scope of such representations and warranties (other than dollar thresholds) will be disregarded, and any update of or modification to Ansys disclosure schedule made or purported to have been made after the execution and delivery of the merger agreement will be disregarded;

•	the representations and warranties made by Ansys in the merger agreement relating to certain capitalization and related matters were accurate in all respects as of the date of the merger agreement and will be accurate in all respects as of the closing date as if made on and as of the closing date (in each case, other than any representation or warranty made as of a specific earlier date, which must have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties that are, in the aggregate, de minimis will be disregarded, provided, however, that any update of or modification to Ansys’ disclosure schedule made or purported to have been made after the execution and delivery of the merger agreement will be disregarded;
•
the representation and warranty made by Ansys in the merger agreement regarding the absence of any material adverse effect on Ansys between September 30, 2023 and the date of the merger agreement was accurate in all respects as of the date of the merger agreement; provided, however, that for purposes of determining the accuracy of such representation and warranty as of the foregoing date, any update of or modification to Ansys’ disclosure schedule made or purported to have been made after the execution and delivery of the merger agreement will be disregarded;

•
all other representations and warranties made by Ansys in the merger agreement were accurate in all respects as of the date of the merger agreement and will be accurate in all respects as of the closing date as if made on and as of the closing date (other than any such representation or warranty made as of a specific earlier date, which must have been accurate in all respects as of such earlier date), except to the extent that any inaccuracies in such representations and warranties (at any such time) do not have, and would not reasonably be expected to have, a material adverse effect on Ansys; provided, however, that for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “material adverse effect” and other materiality and similar qualifications limiting the scope of such representations and warranties (other than dollar thresholds) will be disregarded, and any update of or modification to Ansys’ disclosure schedule made or purported to have been made after the execution and delivery of the merger agreement will be disregarded;

•
the covenants and obligations in the merger agreement that Ansys is required to comply with or to perform at or prior to the completion of the merger have been complied with and performed in all material respects;

•
receipt by Synopsys of a certificate executed by Ansys’ Chief Executive Officer and Chief Financial Officer confirming that the closing conditions relating to Ansys’ representations and warranties and compliance with covenants have been duly satisfied; and

•	since the date of the merger agreement, there has not occurred any material adverse effect on Ansys that is continuing.
In addition, under the merger agreement, the obligation of Ansys to effect the merger and otherwise complete the transactions contemplated by the merger agreement is subject to the satisfaction (or waiver by Ansys), at or prior to the closing, of each of the following conditions:
•
the representations and warranties made by Synopsys in the merger agreement relating to the authorization and validity of the merger agreement and the absence of ownership of Ansys capital stock and related matters were accurate in all material respects as of the date of the merger agreement and will be accurate in all material respects as of the closing date as if made on and as of the closing date (other than any such representation or warranty made as of a specific earlier date, which must have been accurate in all respects as of such earlier date); provided, however, that for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “material adverse effect” and other materiality and similar qualifications limiting the scope of such representations and warranties (other than dollar thresholds) will be disregarded, and any update of or modification to Synopsys’ disclosure schedule made or purported to have been made after the execution and delivery of the merger agreement will be disregarded;

•
the representations and warranties made by Synopsys in the merger agreement relating to certain capitalization and related matters were accurate in all respects as of the date of the merger agreement and will be accurate in all respects as of the closing date as if made on and as of the closing date (in each case, other than any representation or warranty made as of a specific earlier date, which must have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties that are, in the aggregate, de minimis will be disregarded; provided, however, that for purposes of determining the accuracy of the foregoing representations and warranties as of such dates, any update of or modification to Synopsys’ disclosure schedule made or purported to have been made after the execution and delivery of the merger agreement will be disregarded;
•
the representation and warranty made by Synopsys in the merger agreement regarding the absence of any material adverse effect on Synopsys between October 28, 2023 and the date of the merger agreement was accurate in all respects as of the date of the merger agreement;

•
all other representations and warranties made by Synopsys in the merger agreement were accurate in all respects as of the date of the merger agreement and will be accurate in all respects as of the closing date as if made on and as of the closing date (other than any such representation or warranty made as of a specific earlier date, which must have been accurate in all respects as of such earlier date), except to the extent that any inaccuracies in such representations and warranties (at any such time) do not have, and would not reasonably be expected to have, a material adverse effect on Synopsys; provided, however, that for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “material adverse effect” and other materiality and similar qualifications limiting the scope of such representations and warranties (other than dollar thresholds) will be disregarded, and any update of or modification to Synopsys’ disclosure schedule made or purported to have been made after the execution and delivery of the merger agreement will be disregarded;

•
the covenants and obligations in the merger agreement that Synopsys and Merger Sub are required to comply with or to perform at or prior to the closing have been complied with and performed in all material respects;

•
receipt by Ansys of a certificate executed on behalf of Synopsys by an officer of Synopsys confirming that the conditions relating to Synopsys’ representations and warranties and compliance with covenants have been duly satisfied; and

•	since the date of the merger agreement, there has not occurred any material adverse effect on Synopsys that is continuing.
Termination of the Merger Agreement
The merger agreement provides that the merger agreement may be may be terminated prior to the effective time (whether before or after the adoption of the merger agreement by the required Ansys stockholder vote) in accordance with its terms as follows:
•	by the mutual written consent of Synopsys and Ansys;
•
by either Synopsys and Ansys if the merger has not been completed by 11:59 p.m. (California time) on January 15, 2025; provided, however, that: (i) if, at 11:59 p.m. (California time) on January 15, 2025, any of the regulatory approval conditions has not been satisfied or waived, then the end date will be automatically extended, without any further action on the part of Synopsys or Ansys, to July 15, 2025; (ii) if, on July 15, 2025, any of the regulatory approval conditions has not been satisfied or waived, then either Synopsys or Ansys may, by providing written notice thereof to the other party at or prior to 11:59 p.m. (California time) on July 15, 2025, extend the end date to January 15, 2026; and (iii) neither Synopsys nor Ansys is permitted to terminate the merger agreement on such basis if the failure to complete the merger by the end date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in the merger agreement required to be performed by such party at or prior to the effective time in breach of such party’s obligations;

•
by either Synopsys or Ansys if: (i) a governmental body in any specified jurisdiction has issued a final and nonappealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the merger; or (ii) there has been any applicable legal requirement enacted, enforced or deemed applicable to the merger by any governmental body in any specified jurisdiction that would make completion of the merger illegal;

•
by either Synopsys or Ansys if: (i) the special meeting (including any adjournments and postponements thereof) has been held and completed and the Ansys stockholders have taken a final vote on a proposal to adopt the merger agreement; and (ii) the merger agreement has not been adopted at the special meeting (and has not have been adopted at any adjournment or postponement thereof) by the required Ansys stockholder vote (the “no stockholder approval event”);
•	by Synopsys (at any time prior to the adoption of the merger agreement by the required Ansys stockholder vote) if a triggering event (as defined below) has occurred;
•
by Synopsys if: (i) any of Ansys’ representations or warranties contained in the merger agreement were inaccurate as of the date of the merger agreement or have become inaccurate as of a date subsequent to the date of the merger agreement (as if made on such subsequent date) such that any of the closing conditions relating to the accuracy of Ansys’ representations and warranties would not be satisfied (and for purposes of determining the accuracy of such representations or warranties as of the date of the merger agreement or as of any subsequent date, (a) all “material adverse effect” and other materiality and similar qualifications limiting the scope of such representations or warranties (other than dollar thresholds) will be disregarded, and (b) any update of or modification to Ansys’ disclosure schedule made or purported to have been made after the execution and delivery of the merger agreement will be disregarded); or (ii) any of Ansys’ covenants or obligations contained in the merger agreement have been breached such that any of the closing conditions relating to the performance by Ansys of its covenants would not be satisfied; provided, however, that: (a) if an inaccuracy in any of Ansys’ representations or warranties as of a date subsequent to the date of the merger agreement or a breach of a covenant or obligation by Ansys is curable by Ansys prior to the end date, and Ansys is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Synopsys may not terminate the merger agreement on account of such inaccuracy or breach unless such inaccuracy or breach has not been cured by Ansys on or prior to the earlier of (x) the business day immediately prior to the end date and (y) 30 days after the date on which Synopsys gives Ansys written notice of such inaccuracy or breach; and (b) Synopsys is not permitted to terminate the merger agreement pursuant to termination right if Synopsys is then in breach of any of its representations, warranties, covenants or obligations contained in the merger agreement, which breach would give rise to the failure of any of the closing conditions relating to the accuracy of Synopsys’ representations and warranties or the performance by Synopsys of its covenants to be satisfied;

•
by Ansys (at any time prior to the adoption of the merger agreement by the required Ansys stockholder vote) in order to accept a superior offer and enter into a definitive agreement providing for the completion of the transaction contemplated by such superior offer that has been executed on behalf of the person or entity that made such superior offer (an “alternative acquisition agreement”), only if: (i) Ansys has complied with the no-shop covenants in all material respects; (ii) the Ansys board of directors, after satisfying after satisfying the requirements under the board recommendation covenants, have authorized Ansys to enter into such alternative acquisition agreement; (iii) Ansys has delivered to Synopsys a written notice (that includes a copy of the alternative acquisition agreement as an attachment) confirming that Ansys will enter into the alternative acquisition agreement in the form attached to such notice concurrently with the termination of the merger agreement; (iv) concurrently with the termination of the merger agreement, Ansys enters into the alternative acquisition agreement with respect to such superior offer; and (v) immediately prior to or concurrently with such termination, Ansys has paid to Synopsys or its designee the termination fee (as defined below) (such termination right referred to herein as the “fiduciary out termination right”); or

•
by Ansys if: (i) any of Synopsys’ representations or warranties contained in the merger agreement were inaccurate as of the date of the merger agreement, or have become inaccurate as of a date subsequent to the date of the merger agreement (as if made on such subsequent date) such that the closing condition relating to the accuracy of Synopsys’ representations and warranties would not be satisfied (and for purposes of determining the accuracy of such representations or warranties as of the date of the merger agreement or as of any subsequent date, (a) all “material adverse effect” and other materiality and similar qualifications limiting the scope of such representations or warranties (other than dollar thresholds) will be disregarded, and (b) any update of or modification to Synopsys’ disclosure schedule made or purported to have been made after the execution and delivery of the merger agreement will be disregarded); or (i) if any of Synopsys’ covenants or obligations contained in the merger agreement have been breached such that the closing condition relating to the performance by Ansys of its covenants would not be satisfied; provided, however, that: (a) if an inaccuracy in any of Synopsys’ representations or warranties as of a date subsequent to the date of the merger agreement or a breach of a covenant or obligation by Synopsys is curable by Synopsys prior to the end date (as it may be extended in accordance with the merger agreement) and Synopsys is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Ansys may not terminate the merger agreement on account of such inaccuracy or breach unless such inaccuracy or breach has not been cured by Synopsys on or prior to the earlier of (x) the business day immediately prior to the end date and (y) 30 days after the date on which Ansys gives Synopsys written notice of such inaccuracy or breach; and (b) Ansys is not permitted to terminate the merger agreement pursuant to this termination right if Ansys is then in breach of any of its representations, warranties, covenants or obligations contained in the merger agreement, which breach would give rise to the failure of any closing condition relating to the accuracy of Ansys’ representations and warranties and the performance by Ansys of its covenants to be satisfied.
Effect of Termination
The merger agreement provides that, if the merger agreement is terminated in accordance with its terms, all further obligations of the parties under the merger agreement will terminate, and the merger agreement will be of no further force or effect and there will be no liability on the part of Synopsys or Ansys, except that certain specified sections of the merger agreement, including the provisions relating to termination fees, will survive termination. The merger agreement further provides that such termination will not relieve any party to the merger agreement from any liability for fraud or any knowing and intentional breach of any covenant or obligation in the merger agreement.
Transaction Expenses and Termination Fees
Transaction Expenses
The merger agreement provides that, except with respect to certain specified fees (including termination fees), all fees and expenses incurred in connection with the merger agreement, the merger and the other contemplated transactions will be paid by the party incurring such expenses, whether or not the merger is completed.
Termination Fees
The merger agreement provides that Ansys will be required to pay to Synopsys, without duplication, the termination fee in cash if the merger agreement is terminated:
•
(i) by Synopsys or Ansys because the merger has not been completed by 11:59 p.m. (California time) on the end date (prior to the satisfaction of stockholder approval condition) or upon the occurrence of the no stockholder approval event; (ii) at or prior to the time of the termination of the merger agreement, but on or after the date of the merger agreement, an acquisition proposal has been publicly disclosed, announced, commenced, submitted or made and such acquisition proposal has not been publicly withdrawn at least 10 calendar days prior to the special meeting (or, in the case of a termination because the merger has not been completed by 11:59 p.m. (California time) on the end date, an acquisition proposal otherwise exists and has not been withdrawn); and (iii) within 12 months after the date of termination of the merger agreement, an acquisition transaction (whether or not relating to such acquisition proposal) is completed or a definitive agreement providing for an acquisition transaction (whether or not related to such acquisition proposal) is executed; provided, however, that, for purposes of clause (iii) above, all references to “15%” and “85%” in the definition of “acquisition transaction” will be deemed to be references to “50%”; or

•
(i) by Synopsys (at any time prior to the adoption of the merger agreement by the required Ansys stockholder vote) if a triggering event has occurred; (ii) by Synopsys or Ansys because the special meeting has been held and completed but the merger agreement has not been adopted by the required Ansys stockholder vote at the special meeting or at any adjournment or postponement thereof; or (iii) by Ansys (at any time prior to the adoption of the merger agreement by the required Ansys stockholder vote) in order to accept a superior offer and enter into an alternative acquisition agreement.

The merger agreement provides that Synopsys will be required to pay to Ansys, without duplication, the reverse termination fee in cash if the merger agreement is terminated:
•
as a result of a regulatory proceeding brought by a governmental body under any applicable antitrust or competition legal requirement or any applicable foreign investment law in any specified jurisdiction; or

•
by Synopsys or Ansys because the merger has not been completed by 11:59 p.m. (California time) on the end date and, at the time of termination, all the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing) have been satisfied or waived, other than the regulatory approval conditions (solely in connection with any applicable antitrust law or regulation or foreign investment law in the specified jurisdictions).

Amendment
The merger agreement provides that, subject to certain exceptions, the merger agreement may be amended by Ansys, Synopsys and Merger Sub at any time prior to the effective time (whether before or after the adoption of the merger agreement by Ansys stockholders); provided, however, that after adoption of the merger agreement by Ansys stockholders, no amendment which by applicable legal requirements requires further approval of Ansys stockholders may be made without such further approval. The merger agreement further provides that certain sections of the merger agreement may not be amended, supplemented or otherwise modified in any manner that is adverse in any material respect to any financing source or certain parties related thereto without the prior written consent of such financing source.
Waiver
The merger agreement provides that no failure on the part of any party to exercise any power, right, privilege or remedy under the merger agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under the merger agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
In addition, the merger agreement provides that no party will be deemed to have waived any claim arising out of the merger agreement, or any power, right, privilege or remedy under the merger agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.
Enforcement; Remedies
Under the merger agreement, each of Synopsys and Ansys has acknowledged and agreed that irreparable damage would occur in the event that any of the provisions of the merger agreement required to be performed by the parties were not performed in accordance with its specific terms or is otherwise breached, and that monetary damages, even if available, would not be an adequate remedy. Accordingly, the merger agreement provides that, in the event of any breach or threatened breach by any party of any covenant or obligation contained in the merger agreement, any non-breaching party will be entitled to obtain, without proof of actual damages (and in addition to any other remedy to which such non-breaching party is entitled at law or in equity): (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (ii) an injunction restraining such breach or threatened breach. Under the merger agreement, the parties have agreed to waive any requirement for the securing or posting of bond in connection with the specific performance remedy. Under the merger agreement, the parties have further agreed not to assert that (a) a remedy of specific performance or an injunction is unenforceable, invalid, contrary to law or inequitable for any reason or (b) a remedy of monetary damages would provide an adequate remedy.
Entire Agreement; Third-Party Beneficiaries
The merger agreement provides that it is not intended, and will not be deemed, to confer any rights or remedies upon any person or entity other than the parties to the merger agreement and their respective successors and permitted assigns or to otherwise create any third-party beneficiary thereto, except (i) that the indemnified persons are third-party beneficiaries of the specified section of the merger agreement relating to their right to indemnification, (ii) Synopsys and Merger Sub and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents and Ansys and its subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents are third-party beneficiaries of a specified sections of the merger agreement of certain specified sections of the merger agreement and (iii) the financing sources and certain parties related to such financing sources are third-party beneficiaries of certain specified sections of the merger agreement.
Governing Law
The merger agreement provides that, subject to certain exceptions, the merger agreement, and any action, suit or other legal proceeding arising out of or relating to the merger agreement (including the enforcement of any provision of the merger agreement), any of the transactions contemplated by the merger agreement or the legal relationship of the parties to the merger agreement (whether at law or in equity, whether in contract or in tort or otherwise), is governed by, and is to be construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the choice of laws principles or any borrowing statute of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies.

CERTAIN MATERIAL CONTRACTS
This section of the prospectus/proxy statement describes the material terms of past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented in this prospectus/proxy statement between Synopsys or its affiliates and Ansys or its affiliates, other than those described in the sections entitled “Summary” and “The Merger Agreement.” The following summary does not purport to describe all of the terms of the agreements described below.
Integration and Distribution Agreement
Synopsys and Ansys entered into a long-term Integration and Distribution Agreement on September 1, 2017 and subsequently amended the agreement on March 29, 2019, March 31, 2019 and July 1, 2021. Under this agreement, the parties agreed to develop the Rail Analysis Add-on and integrate it into the Synopsys Design Tool design flow for the purpose of providing customers with access to the RedHawk Technology’s capabilities through Synopsys Design Tools, and the parties granted each other non-exclusive cross-licenses to perform the integration and to test and support the Rail Analysis Add-on. With respect to the Rail Analysis Add-on, Ansys granted Synopsys an exclusive license under its intellectual property rights in any RedHawk Technology incorporated into the Rail Analysis Add-on and any other intellectual property rights it may have in the Rail Analysis Add-on to commercialize the Rail-Analysis Add-on. This exclusive license is royalty-bearing only with respect to Rail Analysis Add-on licenses Synopsys sold to customers prior to July 1, 2021 and Synopsys otherwise only pays Ansys an annual fee for such license. Ansys also granted Synopsys a non-exclusive, royalty-free license under the RedHawk Stand-alone Product to carry out the integration and for customer support, maintenance, design services, IP core development, training and troubleshooting purposes.
License and Distribution Agreement
Synopsys and Ansys entered into a License and Distribution Agreement on December 28, 2023 pursuant to which Ansys granted Synopsys a license to use, reproduce, display, disclose, import, sublicense and distribute certain software products to end-user customers in certain countries. Synopsys agreed to pay royalties based on the net licensing revenue Synopsys receives from sales of licenses of the products, subject to annual minimum royalty payments. The initial term of the agreement is five years from the effective date of the agreement and the agreement automatically renews for additional one-year terms unless either party provides notice of its intention to terminate the agreement at least 12 months prior to the next renewal date. Either party can terminate the agreement earlier for cause.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma condensed combined financial information presents the pro forma effects of the acquisition of Ansys by Synopsys.
On January 15, 2024, Synopsys entered into a merger agreement with Ansys and Merger Sub. Pursuant to the terms of the merger agreement, Merger Sub will be merged with and into Ansys, with Ansys continuing as the surviving corporation in the merger and becoming a wholly-owned subsidiary of Synopsys. See the section entitled “The Merger” for additional information on the effects of the merger mentioned here.
As a result of the merger, each share of Ansys common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive:
(a)	$197.00 per share in cash, without interest, and
(b)	0.3450 shares of Synopsys common stock, $0.01 par value per share, plus cash in lieu of any fractional shares.
Upon closing, Ansys common stock, including treasury stock, will be cancelled and will cease to exist.
The merger is expected to be completed in the first half of 2025, subject to approval by Ansys shareholders, the receipt of required regulatory approvals and other customary closing conditions.
The merger will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”) under U.S. GAAP, with Synopsys as the accounting acquirer. Synopsys is expected to be the accounting acquirer primarily based on the transfer of cash consideration by Synopsys to the former economic interest holders of Ansys and the relative share ownership, voting rights, composition of the governing body, and the designation of certain senior management positions of the combined entity. Under this method of accounting, the purchase price of the merger will be allocated to the assets acquired and liabilities assumed based on their preliminary fair values at the closing date. The excess purchase price over the fair values of identifiable assets and liabilities will be recorded as goodwill.
Financing
In connection with the execution of the merger agreement, on January 15, 2024, Synopsys entered into a debt commitment letter (the “debt commitment letter”) with certain financial institutions that committed to provide, subject to the satisfaction of customary closing conditions for similar facilities, senior unsecured bridge term loans in an aggregate principal amount of up to $16 billion to be comprised of Bridge Tranche 1 and Bridge Tranche 2. Synopsys subsequently reduced the commitments under the debt commitment letter to $11.7 billion in connection with Synopsys’ entry into the term loan credit agreement as further described below.
On February 13, 2024, Synopsys entered into the term loan credit agreement which provides Synopsys with the ability to borrow up to $4.3 billion at the closing of the merger, subject to the satisfaction of customary closing conditions for similar facilities, for the purpose of financing a portion of the cash consideration and paying related fees and expenses in connection with the merger and the other transactions contemplated by the merger agreement. Effective February 13, 2024, Synopsys terminated the Bridge Tranche 2 commitments of $4.3 billion out of the original $16.0 billion of commitments under the debt commitment letter, in lieu of which Synopsys expects to borrow the committed amounts available under the term loan credit agreement.
On February 13, 2024, Synopsys entered into the Sixth Amendment, which amends and restates the revolving credit facility. The revolving credit facility provides an unsecured $850.0 million committed multicurrency revolving loan facility and an unsecured uncommitted incremental revolving loan facility of up to $150.0 million. The maturity date of the revolving loan facility is December 14, 2027, which may be extended at Synopsys’ option. As of the date hereof, there is no outstanding balance under the revolving credit facility.
The unaudited pro forma condensed combined financial information assumes a draw down on the revolving credit facility of $850.0 million in order to complete the merger. However, Synopsys believes that cash generated from operations and the availability of funds under the debt commitment letter commitments and the term loan credit agreement will provide sufficient cash availability to cover the anticipated requirement to fund the merger at the time of actual closing. Borrowings from the revolving credit facility are assumed to be drawn only because the pro forma is prepared assuming the merger closed on January 31, 2024. However, Synopsys does not anticipate borrowing under the revolving credit facility upon actual closing. See the section titled “The Merger—Financing of the Merger” for additional information regarding the anticipated financing of the merger.
The unaudited pro forma condensed combined financial information assumes that the cash portion of the merger consideration will be funded through a combination of cash on hand of Synopsys as on January 31, 2024, cash on hand of Ansys as on December 31, 2023, a draw down on the revolving credit facility, and borrowings under the term loan credit agreement and debt commitment letter commitments. The total borrowings of $16.9 billion under the revolving credit facility, term loan credit agreement and the commitments under the debt commitment letter will be used to (a) finance the merger, (b) pay the merger costs, and (c) repay certain existing indebtedness of Ansys.
Ultimately, Synopsys expects to replace the commitments under the debt commitment letter with permanent financing in the same amount prior to the completion of the merger and subject to market conditions. There can be no assurance that the permanent financing will be obtained prior to the completion of the merger and the terms of the expected remaining $11.7 billion of permanent financing are uncertain at this time. As the terms of the debt commitment letter and the revolving credit facility are the best available information, the financing adjustments for this portion of the debt financing are calculated based on the terms of the debt commitment letter and the revolving credit facility, as further discussed in Note 7.
Debt issuance costs are expected to be incurred for the debt commitment letter and the term loan credit agreement and will be amortized over the respective terms of the agreements.
These assumptions and expectations are subject to change, and the debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. For example, if the commitments under the debt commitment letter are not actually utilized and converted into borrowings, Synopsys would not incur funding and duration fees of $321.8 million associated with the borrowings from the debt commitment which are included as part of interest cost for the periods presented. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued.
The unaudited pro forma condensed combined balance sheet as of January 31, 2024 is prepared using Synopsys’ unaudited condensed consolidated balance sheet as of January 31, 2024 and Ansys’ audited consolidated balance sheet as of December 31, 2023, respectively, giving effect to (i) the merger as if it had been completed on January 31, 2024 and (ii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined statements of income for the three months ended January 31, 2024 is prepared using Synopsys’ unaudited condensed consolidated statements of income for the three months ended January 31, 2024 and Ansys’ unaudited condensed consolidated statements of income for the three months ended December 31, 2023, which is derived by subtracting the unaudited condensed consolidated statements of income for the nine months ended September 30, 2023 from the audited consolidated statements of income for the year ended December 31, 2023. The unaudited pro forma condensed combined statements of income give effect to (i) the merger as if it had been completed on November 1, 2022, and (ii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. As the difference between Synopsys’ and Ansys’ fiscal year-end dates is less than one fiscal quarter, the unaudited pro forma condensed combined statements of income for the year ended October 28, 2023 is prepared using Synopsys’ historical audited consolidated statements of income for the year ended October 31, 2023 and Ansys’ historical unaudited condensed consolidated statements of income for the twelve months ended September 30, 2023, which is derived by subtracting the unaudited condensed consolidated statements of income for the nine months ended September 30, 2022 from audited consolidated statements of income for the year ended December 31, 2022 and adding the unaudited condensed consolidated statements of income for the nine months ended September 30, 2023, as permitted under Rule 11-02 of Regulation S-X.
Synopsys fiscal year ends on the Saturday nearest to October 31 and consists of 52 weeks, with the exception that approximately every five years, Synopsys has a 53-week year. When a 53-week year occurs, Synopsys includes the additional week in the first quarter to realign fiscal quarters with calendar quarters. Fiscal 2024 is a

53-week year ending on November 2, 2024. Fiscal 2023 and 2022 were 52-week years and ended on October 28, 2023, and October 29, 2022, respectively. Synopsys’ first quarter of fiscal 2024 included 14 weeks and ended on February 3, 2024. For presentation purposes, the unaudited pro forma financial information and accompanying notes refer to the closest calendar month end.
The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with:
•	the accompanying notes to the unaudited pro forma condensed combined financial information;
•
the separate historical audited consolidated financial statements of Synopsys as of and for the year ended October 28, 2023, included in Synopsys’ Annual Report on Form 10-K filed with the SEC on December 12, 2023, and incorporated by reference in this proxy statement/prospectus;

•
the separate historical unaudited condensed consolidated financial statements of Synopsys as of and for the three months ended February 3, 2024, included in Synopsys’ Quarterly Report on Form 10-Q filed with the SEC on February 23, 2024, and incorporated by reference in this proxy statement/prospectus;

•
the separate historical audited consolidated financial statements of Ansys as of December 31, 2023, included in Ansys’ Annual Report on Form 10-K filed with the SEC on February 21, 2024, and incorporated by reference in this proxy statement/prospectus;

•
the separate historical unaudited condensed consolidated financial statements of Ansys as of and for the nine months ended September 30, 2023, included in Ansys’ Quarterly Report on Form 10-Q filed with the SEC on November 1, 2023, and incorporated by reference in this proxy statement/prospectus; and

•
the separate historical unaudited condensed consolidated financial statements of Ansys as of and for the nine months ended September 30, 2022, included in Ansys’ Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022, and incorporated by reference in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information should also be read together with the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Synopsys and Ansys, respectively, included in the aforementioned periodic reports incorporated by reference in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information should also be read together with other financial information related to the merger included elsewhere in this proxy statement/prospectus, including the merger agreement and the description of certain terms thereof set forth under the section entitled “The Merger.”
The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not indicative of the operating results that would have occurred if the merger had been completed as of the dates set forth above, nor is it indicative of the future results of Synopsys following the merger. In determining the preliminary estimate of fair values of assets acquired and liabilities assumed of Ansys, Synopsys used publicly available benchmarking information along with other relevant assumptions, including market participant assumptions. The purchase price allocation relating to the merger is preliminary and subject to change, as additional information becomes available and as additional analyses are performed. There can be no assurance that the final valuations will not result in material changes to this preliminary purchase price allocation. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the merger or of any integration costs. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of Synopsys following the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS
AS OF JANUARY 31, 2024
(dollars in thousands)
	As of January 31, 2024	As of December 31, 2023
	SYNOPSYS, INC. (Historical)	ANSYS, INC. (Historical)	Reclassification Adjustments		Transaction accounting adjustments		Financing Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	1,118,944	860,201	—		(17,929,451)	5a	16,474,665	7a	150,663
			—		(185,300)	5b	—
			—		(156,290)	5c	—
			—		(23,106)	5l	—
			—		(9,000)	5d	—
Short-term investments	154,490	189	—		—		—		154,679
Accounts receivable, net	1,064,135	864,526	253,646	3a	(13,995)	5g	—		2,400,395
			232,083	3f	—		—
Inventories	382,727	—	—		—		—		382,727
Prepaid and other current assets	687,632	—	71,005	3e	(25)	5g	—		758,379
			(233)	3f	—		—
Other receivables and current assets	—	324,651	(253,646)	3a	—		—		—
			(71,005)	3e	—		—
Total current assets	3,407,928	2,049,567	231,850		(18,317,167)		16,474,665		3,846,843
Property and equipment, net	567,038	77,780	—		17,104	5e	—		661,922
Operating lease right-of-use assets, net	551,452	116,980	—		(6,560)	5n	—		661,872
Goodwill	4,131,418	3,805,874	—		(3,805,874)	5k	—		27,942,156
			—		23,810,738	5f	—
Intangible assets, net	377,415	835,417	—		12,004,583	5h	—		13,217,415
Deferred income taxes	954,495	164,227	—		—		—		1,118,722
Other long-term assets	568,513	273,030	—		(52,328)	5g	—		789,215
Total assets	10,558,259	7,322,875	231,850		13,650,496		16,474,665		48,238,145
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	699,474	—	408,474	3b	(528)	5j	—		1,108,040
			1,700	3f	(1,080)	5g	—
Accounts payable	—	22,772	(22,772)	3b	—		—		—
Accrued bonuses and commissions	—	170,909	(170,909)	3b	—		—		—
Accrued income taxes	—	22,454	(22,454)	3b	—		—		—
Other accrued expenses and liabilities	—	215,645	(192,339)	3b	—		—		—
			(23,306)	3c	—		—
Operating lease liabilities	89,194	—	23,306	3c	—		—		112,500
Deferred revenue	1,855,839	457,514	175,231	3f	(486)	5g	—		2,488,098
Current portion of long-term debt	—	—	—		—		11,330,250	7a	11,330,250
Total current liabilities	2,644,507	889,294	176,931		(2,094)		11,330,250		15,038,888
Deferred income taxes	—	75,301	—		2,800,753	5m	—		2,876,054
Long-term operating lease liabilities	563,815	100,505	—		—		—		664,320
Long-term deferred revenue	189,841	—	22,240	3d	—		—		267,000
			54,919	3f	—		—
Long-term debt	16,951	753,891	—		1,109	5i	5,144,415	7a	5,161,366
	—		—		(755,000)	5j	—
Other long-term liabilities	436,528	113,520	(22,240)	3d	—		—		527,808
Total liabilities	3,851,642	1,932,511	231,850		2,044,768		16,474,665		24,535,436
Redeemable non-controlling interest	31,043	—	—		—		—		31,043
Stockholders' equity
Preferred stock, $ 0.01 par value	—	—	—		—		—		—
Common stock, $ 0.01 par value	1,525	953	—		301	5a	—		1,826
			—		(953)	5k	—
Capital in excess of par value	1,183,473	1,670,450	—		17,213,197	5a	—		18,419,543
			—		(1,670,450)	5k	—
			—		22,873	5l	—
Retained earnings	7,188,550	5,283,342	—		(185,300)	5b	—		6,948,271
			—		(5,283,342)	5k	—
			—		(45,979)	5l	—
			—		(9,000)	5d	—
Treasury stock, at cost	(1,539,340)	(1,474,110)	—		1,474,110	5k	—		(1,539,340)
Accumulated other comprehensive income (loss)	(163,224)	(90,271)	—		90,271	5k	—		(163,224)
Total stockholders' equity	6,670,984	5,390,364	—		11,605,728		—		23,667,076
Non-controlling interest	4,590	—	—		—		—		4,590
Total liabilities, redeemable non-controlling interest and stockholders’ equity	10,558,259	7,322,875	231,850		13,650,496		16,474,665		48,238,145
See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED JANUARY 31, 2024
(dollars in thousands, except per unit and per share data)
	For the three months ended January 31, 2024	For the three months ended December 31, 2023
	SYNOPSYS, INC. (Historical)	ANSYS, INC. (Historical)	Reclassification Adjustments		Transaction accounting adjustments		Financing Adjustments		Pro Forma Combined
Revenue:
Time-based products	904,378	—	—		—		—		904,378
Upfront products	447,863	—	502,277	3g	(44,170)	6h	—		905,970
Software licenses	—	502,277	(502,277)	3g	—		—		—
Maintenance and service	296,989	302,831	—		(1,502)	6h	—		598,318
Total Revenue:	1,649,230	805,108	—		(45,672)		—		2,408,666
Costs of revenue:
Products	193,638	—	10,909	3h	(6)	6b	—		204,541
Software licenses	—	10,909	(10,909)	3h	—		—		—
Maintenance and service	115,081	38,554	—		(226)	6b	—		153,961
			—		577	6c	—
			—		(25)	6f	—
Amortization of intangible asset	20,456	20,586	—		211,557	6a	—		252,599
Total Costs of revenue:	329,175	70,049	—		211,877		—		611,101
Gross margin	1,320,055	735,059	—		(257,549)		—		1,797,565
Operating expenses:
Research and development	552,056	126,288	—		(871)	6b	—		680,921
			—		3,539	6c	—
			—		(91)	6f	—
Sales and marketing	263,408	—	213,056	3i	(753)	6b	—		479,522
			—		3,910	6c	—
			—		(99)	6f	—
General and administrative	138,374	—	56,801	3i	(341)	6b	—		195,098
			—		1,377	6c	—
			—		(1,080)	6h	—
			—		(33)	6f	—
Selling, general and administrative	—	269,857	(269,857)	3i	—		—		—
Amortization of intangible assets	6,597	5,914	—		150,701	6a	—		163,212
Restructuring charges	—	—	—		—		—		—
Total Operating expenses:	960,435	402,059	—		156,259		—		1,518,753
Operating income	359,620	333,000	—		(413,808)		—		278,812
Interest income	—	7,199	(7,199)	3j	—		—		—
Interest expense	—	(12,551)	12,551	3j	—		—		—
Other income (expense), net	105,484	(2,876)	(5,352)	3j	12,535	6d	(273,338)	7b	(181,222)
			—		—		(17,675)	7c
Income before income taxes	465,104	324,772	—		(401,273)		(291,013)		97,590
Provision (benefit) for income taxes	18,897	50,010	—		(84,267)	6e	(61,113)	6e	(76,473)
Net income	446,207	274,762	—		(317,006)		(229,900)		174,063
Net income (loss) attributed to non-controlling interest and redeemable non-controlling interest	(2,905)	—	—		—		—		(2,905)
Net income attributed to Synopsys	449,112	274,762	—		(317,006)		(229,900)		176,968
Net income per share attributed to Synopsys:
Basic	$2.95	—	—		—		—		$0.97	6j
Diluted	$2.89	—	—		—		—		$0.95	6j
Shares used in computing per share amounts:
Basic	152,311	—	—		—		—		182,389
Diluted	155,334	—	—		—		—		186,334
See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
FOR THE YEAR ENDED OCTOBER 31, 2023
(dollars in thousands, except per unit and per share data)
	For the year ended October 31, 2023	For the twelve months ended September 30, 2023
	SYNOPSYS, INC. (Historical)	ANSYS, INC. (Historical)	Reclassification Adjustments		Transaction accounting adjustments		Financing Adjustments		Pro Forma Combined
Revenue:
Time-based products	3,383,632	—	—		—		—		3,383,632
Upfront products	1,429,330	—	1,000,117	3g	(270)	6h	—		2,429,177
Software licenses	—	1,000,117	(1,000,117)	3g	—		—		—
Maintenance and service	1,029,657	1,158,839	—		(2,916)	6h	—		2,185,580
Total Revenue:	5,842,619	2,158,956	—		(3,186)		—		7,998,389
Costs of revenue:
Products	763,494	—	36,806	3h	(26)	6b	—		800,274
Software licenses	—	36,806	(36,806)	3h	—		—		—
Maintenance and service	383,835	148,041	—		(1,044)	6b	—		537,719
			—		6,991	6c	—
			—		(104)	6f	—
Amortization of intangible asset	74,864	77,829	—		850,742	6a	—		1,003,435
Total Costs of revenue:	1,222,193	262,676	—		856,559		—		2,341,428
Gross margin	4,620,426	1,896,280	—		(859,745)		—		5,656,961
Operating expenses:
Research and development	1,946,813	479,971	—		(3,890)	6b	—		2,467,086
			—		44,552	6c	—
			—		(360)	6f	—
Sales and marketing	889,016	—	632,172	3i	(3,492)	6b	—		1,570,804
			—		53,507	6c	—
			—		(399)	6f	—
General and administrative	410,311	—	210,556	3i	195,300	6g	—		837,831
			—		9,000	6i	—
			—		(1,546)	6b	—
			—		17,529	6c	—
			—		(3,186)	6h	—
			—		(133)	6f	—
Selling, general and administrative	—	842,728	(842,728)	3i	—		—		—
Amortization of intangible assets	28,025	20,345	—		606,117	6a	—		654,487
Restructuring charges	77,002	—	—		—		—		77,002
Total Operating expenses:	3,351,167	1,343,044	—		912,999		—		5,607,210
Operating income	1,269,259	553,236	—		(1,772,744)		—		49,751
Interest income	—	15,965	(15,965)	3j	—		—		—
	—	(43,652)	43,652	3j	—		—		—
Other income (expense), net	32,523	(1,772)	(27,687)	3j	43,561	6d	(1,092,683)	7b	(1,091,555)
			—		—		(45,497)	7c
Income before income taxes	1,301,782	523,777	—		(1,729,183)		(1,138,180)		(1,041,804)
Provision (benefit) for income taxes	83,657	40,180	—		(340,829)	6e	(239,018)	6e	(456,010)
Net income	1,218,125	483,597	—		(1,388,354)		(899,162)		(585,794)
Net income (loss) attributed to non-controlling interest and redeemable non-controlling interest	(11,763)	—	—		—		—		(11,763)
Net income attributed to Synopsys	1,229,888	483,597	—		(1,388,354)		(899,162)		(574,031)
Net income per share attributed to Synopsys:
Basic	$8.08	—	—		—		—		$(3.15)	6j
Diluted	$7.92	—	—		—		—		$(3.15)	6j
Shares used in computing per share amounts:
Basic	152,146	—	—		—		—		182,224
Diluted	155,195	—	—		—		—		182,224
See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1 Basis of Presentation
The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. The historical information of Synopsys and Ansys is presented in accordance with accounting principles generally accepted in the United States of America.
The unaudited pro forma condensed combined balance sheet as of January 31, 2024 is prepared using Synopsys’ unaudited condensed consolidated balance sheet as of January 31, 2024 and Ansys’ audited consolidated balance sheet as of December 31, 2023, respectively, giving effect to (i) the merger as if it had been completed on January 31, 2024 and (ii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined statements of income for the three months ended January 31, 2024, and the year ended October 31, 2023, give effect to (i) the merger as if it had been completed on November 1, 2022, the beginning of Synopsys’ most recently completed fiscal year and (ii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined statements of income for the three months ended January 31, 2024 is prepared using Synopsys’ unaudited condensed consolidated statements of income for the three months ended January 31, 2024 and Ansys’ unaudited condensed combined statements of income for the three months ended December 31, 2023, which is derived by subtracting the unaudited condensed consolidated statements of income for the nine months ended September 30, 2023 from the audited consolidated statements of income for the year ended December 31, 2023. As the difference between Synopsys’ and Ansys’ fiscal year-end dates is less than one fiscal quarter, the unaudited pro forma condensed combined statements of income for the year ended October 31, 2023 is prepared using Synopsys’ historical audited consolidated statements of income for the year ended October 31, 2023 and Ansys’ historical unaudited condensed consolidated statements of income for the twelve months ended September 30, 2023, which is derived by subtracting the unaudited condensed consolidated statements of income for the nine months ended September 30, 2022 from audited consolidated statements of income for the year ended December 31, 2022 and adding the unaudited condensed consolidated statements of income for the nine months ended September 30, 2023, as permitted under Rule 11-02 of Regulation S-X.
The unaudited pro forma condensed combined financial information is prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, with Synopsys treated as the accounting acquirer for the merger.
The unaudited pro forma condensed combined financial information is prepared based on the expectation that Ansys shareholders will hold approximately 16.5% of the issued and outstanding shares of the combined company immediately following the completion of the merger. The merger agreement includes a provision that the aggregate number of shares of Synopsys common stock to be issued in connection with the merger (including shares issued pursuant to converted options, converted restricted stock unit awards and assumed shares) would not exceed the maximum share number, as defined in the section titled “About This Proxy Statement/Prospectus”. If this threshold is exceeded, the exchange ratio shall be reduced to the minimum extent necessary to ensure the maximum share number is met, with a corresponding increase in the per share cash consideration amount.
The unaudited pro forma condensed combined financial information is provided for informational purposes only and may not be indicative of the operating results that would have occurred if the merger has been completed as of the dates set forth above, nor is it indicative of the future results of Synopsys following the merger. In determining the preliminary estimate of fair values of assets acquired and liabilities assumed of Ansys, Synopsys used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. The pro forma purchase price allocation relating to the merger is preliminary and subject to change, as additional information becomes available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to this pro forma preliminary purchase price allocation. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the merger or of any integration costs. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of Synopsys following the merger.
Note 2. Significant Accounting Policies
The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are those set out in Synopsys’ audited financial statements as of and for the year ended October 31, 2023. For presentation purposes, the unaudited pro forma condensed combined financial information and accompanying notes refer to the closest calendar month end. Upon completion of the merger, management will perform a comprehensive review of the accounting policies between the two entities. Management is currently not aware of any significant accounting policy differences and therefore not made any adjustments to the pro forma condensed combined financial information related to these potential differences other than the adjustments described in Note 3 below. Upon completion of the merger and management’s comprehensive review, management may identify differences in accounting policies between the two entities which, when conformed, could have a material impact on the consolidated financial statements of Synopsys following the merger.
Note 3. Ansys’ Reclassifications
Certain reclassifications are reflected in the pro forma adjustments to conform Ansys’ presentation to Synopsys’ in the unaudited pro forma condensed combined balance sheet and statements of income. These reclassifications have no effect on previously reported shareholders’ equity, or income from continuing operations of Synopsys or Ansys. The pro forma financial information may not reflect all reclassifications necessary to conform Ansys’ presentation to that of Synopsys due to limitations on the availability of information as of the date of this proxy statement/prospectus. Accounting policy differences and additional reclassification adjustments may be identified as more information becomes available.
The following reclassification adjustments were made to conform Ansys’ presentation to Synopsys’ presentation:
(a)
Represents the reclassification of other receivables and current assets to accounts receivable, net. The balance reclassified pertains to receivables related to unrecognized revenue representing the current portion of billings made for customer contracts that have not yet been recognized as revenue by Ansys.

(b)	Represents the reclassification of accounts payable, accrued bonuses and commissions, accrued income taxes, and other accrued expenses and liabilities to accounts payable and accrued liabilities.
(c)	Represents the reclassification of current portion of operating lease liabilities from other accrued expenses and liabilities to operating lease liabilities.
(d)	Represents the reclassification of non-current portion of deferred revenue from other long-term liabilities to long-term deferred revenue.
(e)
Represents the reclassification of remaining balance after adjustment as discussed in note 3(a) in other receivables and current assets to prepaid and other current assets. The balance reclassified relates to income taxes receivable, including overpayments and refunds, and prepaid expenses and other current assets.

(f)
Represents the adjustment to gross up accounts receivable and associated deferred revenue balances. Ansys follows an accounting policy to net down any accounts receivable related to invoices with due dates greater than three months from the period end date to the extent that related deferred revenue exists on the balance sheet, through a net down adjustment. Synopsys recognizes accounts receivable and related deferred revenue liability that are due within twelve months from the balance sheet date.

(g)	Represents the reclassification of revenue from software licenses presented by Ansys as revenue from upfront products to align presentation with Synopsys.
(h)	Represents the reclassification of cost of revenue related to software licenses to cost of revenue related to products.
(i)	Represents the reclassification of selling, general and administrative expense to sales and marketing expense and general and administrative expense.
(j)	Represents the reclassification of interest income and interest expense to other income (expense), net.

Note 4. Calculation of Merger Consideration and Preliminary Purchase Price Allocation
The unaudited pro forma condensed combined financial information reflects the acquisition of Ansys for an estimated preliminary merger consideration of $35.1 billion. The fair value of the merger consideration expected to be transferred on the closing date includes the value of the estimated cash consideration; the estimated fair value of approximately 30.1 million shares of Synopsys common stock to be transferred, calculated by using the price per share of Synopsys common stock as of March 5, 2024; the estimated fair value of assumed Ansys equity awards attributable to pre-combination services; and the estimated amount of cash to be paid for the repayment of Ansys’ outstanding debt. The unaudited pro forma condensed combined financial information do not include equity awards that will, in the ordinary course, either vest and settle and/or be granted between signing and closing of the merger. The calculation of the merger consideration is as follows:
Consideration Transferred
(in thousands)
Estimated cash consideration(1)	$17,175,032
Estimated fair value of Synopsys common stock to be issued(2)	17,001,525
Estimated fair value of assumed Ansys equity awards attributable to pre-combination service(3)	211,973
Estimated repayment of Ansys' outstanding debt(4)	754,419
Total estimated merger consideration	$35,142,949
Total cash consideration	17,929,451
Total equity consideration	17,213,498
Total estimated merger consideration	$35,142,949
(1)
Represents the estimated cash consideration to be paid, consisting of (i) approximately $17.1 billion calculated as a product of 87.0 million outstanding shares of Ansys common stock and cash consideration of $197.0 per share, (ii) approximately $0.3 million to settle all fractional shares derived upon exchange of Ansys common stock with Synopsys common stock, (iii) approximately $1.2 million to settle all specified RSUs that are granted to non-employee directors representing amounts attributable to pre-combination services and (iv) approximately $30.9 million associated with specified RSUs that are vested RSUs granted to non-continuing employees representing amounts attributable to pre-combination services. The amount does not include Ansys specified options because there are no outstanding Ansys specified options as of March 5, 2024. The amount of cash consideration to be paid is based on $197.0 per share of Ansys common stock.

(2)
Represents the estimated fair value of approximately 30.1 million shares of Synopsys common stock estimated to be issued, calculated using the per share price of Synopsys common stock as of March 5, 2024. The fair value of Synopsys common stock to be issued consists of (i) approximately $17.0 billion for the shares of Ansys common stock, (ii) approximately $1.2 million associated with Ansys’ specified RSUs that are granted to non-employee directors representing amounts attributable to pre-combination services and (iii) approximately $30.6 million to settle all specified RSUs that are granted to non-continuing employees representing amounts attributable to pre-combination services. The amount does not include Ansys specified options because there are no outstanding Ansys specified options as of March 5, 2024. As outlined in the merger agreement, each share of Ansys common stock to be settled at closing will be exchanged for 0.3450 shares of Synopsys common stock.

(3)
Represents the estimated fair value of Ansys options (that is not a specified options) and Ansys RSUs (other than specified RSUs) attributable to pre-combination services. As outlined in the merger agreement, each outstanding Ansys option (that is not a specified option), Ansys RSU (other than specified RSUs) and will be assumed by Synopsys and converted into a number of stock options and restricted stock unit awards denominated in shares of Synopsys common stock. Synopsys estimates that approximately 0.1 million of Synopsys options with an estimated fair value of $31.1 million will be issued in connection with the merger, with $31.1 million attributed to pre-combination services. The fair value of Ansys’ equity awards after their conversion into Synopsys equity awards attributable to post-combination service will be recognized as expense over the post-combination service period. Synopsys also estimates that approximately 0.9 million of Synopsys RSUs with an estimated fair value of $536.6 million will be issued in connection with the merger, with $180.8 million attributed to pre-combination services.

(4)	Represents estimated payoff amount for the repayment of Ansys’ unsecured term loan facility.

The actual value of Synopsys common stock to be issued will depend on the per share price of Synopsys common stock at the closing date of the merger, and therefore, the actual merger consideration will fluctuate with the market price of Synopsys common stock until the merger is completed. The following table shows the effect of changes in Synopsys’ stock price and the resulting impact on the estimated merger consideration and estimated goodwill:
Change in Stock Price	Stock Price	Estimated Merger Consideration	Estimated Goodwill
	(in thousands, except stock price)
Increase of 10%	621.79	$36,843,102	$25,510,891
Decrease of 10%	508.73	$33,442,797	$22,110,586
Preliminary Purchase Price Allocation
Under the acquisition method of accounting, Ansys’ identifiable assets acquired, and liabilities assumed by Synopsys will be recorded at the acquisition date fair values. The excess purchase price over the fair value of identifiable assets and liabilities is recorded as goodwill. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and are prepared to illustrate the estimated effect of the merger. The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial information. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in material changes to the estimates of fair value set forth below.
The following table sets forth a preliminary allocation of the estimated merger consideration to Ansys’ identifiable tangible and intangible assets expected to be acquired and liabilities expected to be assumed by Synopsys, as if the merger has been completed on January 31, 2024, based on the audited consolidated balance sheet of Ansys as of December 31, 2023, with the excess recorded as goodwill:
(in thousands)
Cash and cash equivalents	$703,911
Short-term investments	189
Accounts receivable, net	1,336,260
Prepaid and other current assets	70,747
Property and equipment, net	94,884
Operating lease right-of-use assets, net	110,420
Intangible assets, net	12,840,000
Other long-term assets	220,702
Deferred income taxes	164,227
Total assets	15,541,340
Accounts payable and accrued liabilities	408,566
Operating lease liabilities	23,306
Deferred revenue	632,259
Long-term operating lease liabilities	100,505
Long-term deferred revenue	77,159
Deferred income taxes	2,876,054
Other long-term liabilities	91,280
Total liabilities	4,209,129
Net assets acquired(a)	11,332,211
Estimated purchase consideration(b)	35,142,949
Estimated goodwill(b) - (a)	$23,810,738

Goodwill represents the excess of the preliminary estimated merger consideration over the estimated fair value of the underlying net assets acquired. Goodwill will not be amortized but instead will be reviewed for impairment annually on the first day of the fourth fiscal quarter, or more frequently if facts and circumstances warrant a review. Goodwill is attributable to the assembled workforce of Ansys, planned growth in new markets, and synergies expected to be achieved from the combined operations of Synopsys and Ansys. Goodwill recognized in the merger is not expected to be deductible for tax purposes.
Note 5. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
(a)
Represents the total merger consideration of $35.1 billion, consisting of (i) cash consideration comprising of (A) $17.1 billion, (B) approximately $0.3 million to settle all fractional shares derived upon exchange of Ansys common stock with the Synopsys common stock, (C) repayment of the outstanding balance of $754.4 million under Ansys’ senior unsecured term loan by Synopsys, and (ii) share-based consideration comprising of (A) issuance of approximately 30.1 million shares of Synopsys common stock with an estimated fair value of $17.0 billion, and (B) issuance of approximately 0.1 million and 0.9 million of Synopsys options and Synopsys RSUs, respectively with an estimated fair value of $31.1 million and $180.8 million attributable to pre-combination services, respectively.

(b)	Reflects the adjustment to cash and cash equivalents and Synopsys’ retained earnings to record the estimated merger costs to be incurred by Synopsys in connection with the merger.
(c)	Reflects the adjustment to cash and cash equivalents to record the estimated merger costs to be incurred by Ansys in connection with the merger.
(d)
Synopsys expects to record a one-time post-combination cash expense of $9.0 million related to assumed severance costs. These payments are in addition to the accelerated vesting of stock-based compensation awards as mentioned in Note 5(l) below.

(e)
Represents the net adjustment to the estimated fair value of property and equipment of Ansys. Preliminary property and equipment fair values in the pro forma financial information are provided in the table below. The depreciation expense related to these assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of income, as further described in Note 6(b).

Property and equipment, net	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Office furniture and equipment	$8,237	6
Computer hardware and software	44,275	3
Buildings and improvements	17,766	22
Leasehold improvements	15,708	6
Land	7,428	n/a
Site improvements	1,470	5
Total	$94,884
Eliminate historical Ansys property and equipment carrying value	77,780
Adjustment	$17,104
(f)	Represents the preliminary estimate of goodwill based on the preliminary purchase price allocation.
(g)
Represents the derecognition of accounts receivable, prepaid and other current assets, other long-term assets, accounts payable and accrued liabilities, and deferred revenue in the unaudited pro forma condensed combined balance sheets arising from prior transactions between Ansys and Synopsys.

(h)
Represents the net adjustment to the estimated fair value of intangible assets acquired in the merger. Preliminary identifiable intangible assets in the pro forma financial information are provided in the table below. The amortization related to these identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of income, as further described in Note 6(a). The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions.
Intangible Assets	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Developed software and core technologies	$6,500,000	7
Customer lists	5,700,000	13
Order backlog	310,000	2
Trade names	330,000	10
Total	$12,840,000
Eliminate historical Ansys intangible assets carrying value	835,417
Adjustment	$12,004,583
(i)
Represents the elimination of unamortized debt issuance costs of $1.1 million associated with Ansys’ unsecured term loan facility of $755.0 million, which will be paid off by Synopsys at the closing date, as further described in Note 5(j) below.

(j)	Represents the elimination of outstanding principal balance and accrued interest related to Ansys’ unsecured term loan facility, which will be paid off concurrent with the closing of the merger.
(k)	Represents the elimination of Ansys’ historical goodwill and equity balances.
(l)
Represents the adjustment to Synopsys’ retained earnings to record a one-time post-combination expense of $45.0 million related to assumed severance costs for the acceleration of unvested equity awards and includes stock-based compensation expense associated with the post-combination portion of acquisition date fair value of an assumed settlement amount of $1.0 million for Ansys’ specified RSUs that are granted to non-employee directors. Because these awards will be settled at closing and require no further service, the entire post-combination portion of such awards is recognized as compensation expense immediately after the closing of the merger.

(m)
Represents the adjustment to the deferred tax asset and the deferred tax liability balances associated with the incremental differences in the book and tax basis created from the preliminary purchase price allocation, primarily resulting from the closing date value of intangible assets. Deferred taxes are established based on a statutory tax rate based on jurisdictions where income is generated. The effective tax rate of Synopsys following the merger could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the geographical mix of income. This determination is preliminary and subject to change based upon the final determination of the fair value of the identifiable intangible assets and liabilities.

(n)	Reflects a preliminary purchase accounting adjustment to record a $6.6 million unfavorable contractual lease balance when compared to market terms.
Note 6. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income
(a)
Represents the adjustment to record elimination of historical amortization expense and recognition of new amortization expense related to identifiable intangible assets based on the estimated fair value. Amortization expense is calculated based on the estimated fair value of each of the identifiable intangible assets and the associated estimated useful life as discussed in Note 5(h) above and is allocated between amortization of intangible assets – cost of revenue and amortization of intangible assets – operating expenses based on the nature of the intangible assets acquired.

The adjustment for the amortization of the identifiable intangible assets is as follows:
	For the Three Months Ended January 31, 2024		For the Year Ended October 31, 2023
	Cost of Sales	Operating expenses	Cost of Sales	Operating expenses
	(in thousands)
Reversal of Ansys’ historical amortization expense	$(20,586)	$(5,914)	$(77,829)	$(20,345)
Amortization of purchased identifiable intangible assets	232,143	156,615	928,571	626,462
Change in intangible asset amortization expense	$211,557	$150,701	$850,742	$606,117
The amortization is based on the periods over which the economic benefits of the intangible assets are expected to be realized, which are subject to adjustment as additional information becomes available.
(b)
Represents the adjustment to record elimination of historical depreciation expense and recognition of new depreciation expense based on the estimated fair value as of January 31, 2024. The depreciation of property and equipment is based on the estimated remaining useful lives of the assets as discussed in Note 5(e) above. Depreciation expense is allocated among products, maintenance and service (referred to as M&S), research and development (referred to as R&D), sales and marketing (referred to as S&M), and general and administrative (referred to as G&A) based upon the nature of activities associated with the use of the property and equipment.

	For the Three Months Ended January 31, 2024					For the Year Ended October 31, 2023
	Cost of revenue		Operating expenses			Cost of revenue		Operating expenses
	Products	M&S	R&D	S&M	G&A	Products	M&S	R&D	S&M	G&A
	(in thousands)
Reversal of Ansys’ historical depreciation expense	$(19)	$(718)	$(2,771)	$(2,397)	$(1,084)	$(77)	$(3,044)	$(11,347)	$(10,188)	$(4,509)
Depreciation of acquired property and equipment	13	492	1,900	1,644	743	51	2,000	7,457	6,696	2,963
Change in depreciation expense	$(6)	$(226)	$(871)	$(753)	$(341)	$(26)	$(1,044)	$(3,890)	$(3,492)	$(1,546)
(c)
Represents the adjustment to record the elimination of historical Ansys stock-based compensation expense, recognition of new stock-based compensation expense for the post-combination portion of Ansys’ RSUs.

Specified RSUs that are granted to non-employee directors will vest upon change in control and be settled for $1.7 million in cash and $1.7 million in Synopsys common stock. The portion attributable to pre-combination services is $2.4 million and accordingly, has been reflected as part of the purchase consideration. The remaining $1.0 million which will be settled through a combination of cash and Synopsys common stock has been recognized as post-combination expense immediately upon the closing of the merger.
Ansys’ RSUs that were issued to other employees were assumed and converted into approximately 0.9 million of Synopsys RSUs, with an estimated fair value of $536.6 million. Fair value has been estimated based upon the trading price of Synopsys common stock as of March 5, 2024. Synopsys RSUs will be subject to the same vesting terms and conditions applicable to the corresponding Ansys equity awards. The pre-combination portion of the Synopsys RSUs will get reflected as the purchase consideration and the post-combination portion of Synopsys’ RSUs will be recognized as stock-based compensation expense over the remaining vesting period. With respect to any Synopsys RSU that replaces an Ansys RSU that is an Ansys PSU, vesting will no longer be subject to the achievement of performance goals or metrics and will solely be based on providing continued service to Synopsys and its affiliates, including Ansys, through the end of the applicable performance period. Of the fair value of $536.6 million, $180.8 million relates to pre-combination services and is accordingly included in the purchase consideration and the balance amount aggregating to $355.8 million will get reflected as post-combination expense over the remaining vesting period. Out of the $355.8 million, $286.7 million was recognized in the year ended October 31, 2023, $27.6 million was recognized in the three months ended January 31, 2024, and $41.5 million will be recognized in subsequent periods. In addition, the expense for the year ended October 31, 2023, also includes a one-time post-combination compensation expense of $45.0 million related to the severance costs for the acceleration of unvested equity awards.
The following table reflects the elimination of Ansys’ historical stock-based compensation expense, and the recognition of stock-based compensation expense based on the fair value of Synopsys RSUs. Stock-based compensation expense is allocated among M&S, G&A, S&M, and R&D is as follows:
	For the Three Months Ended January 31, 2024				For the Year Ended October 31, 2023
	Cost of revenue	Operating expenses			Cost of revenue	Operating expenses
	M&S	R&D	S&M	G&A	M&S	R&D	S&M	G&A
	(in thousands)
Post-combination stock-based compensation expense	$1,431	$8,780	$9,699	$3,416	$13,475	$91,320	$ 123,328	$36,542
Reversal of Ansys’ historical stock-based compensation expense	(1,115)	(6,842)	(7,558)	(2,662)	(10,656)	(72,365)	(98,100)	(28,972)
Excess fair value of the Synopsys awards over the Ansys awards	261	1,601	1,769	623	4,172	25,597	28,279	9,959
Change in stock-based compensation expense	$577	$3,539	$3,910	$1,377	$6,991	$44,552	$53,507	$17,529
(d)	Represents the reversal of Ansys’ historical interest expense, including the amortization of debt issuance costs.
(e)
A statutory tax rate of approximately 21.0% is assumed for all pro forma adjustments. The statutory tax rate is not necessarily indicative of the effective tax rate of Synopsys following the merger, which could be significantly different depending on post-acquisition activities, including repatriation decisions, cash needs and the geographical mix of income. The income tax related adjustments for the year ended October 31, 2023, primarily relate to the additional interest expense of $1.1 billion, additional amortization expense of $1.5 billion and other miscellaneous adjustments aggregating to $317.8 million which had the impact of increasing the effective income tax rate to 43.8% from the customary effective income tax rate of 6.4% for Synopsys and 7.7% for Ansys.

The income tax related adjustments for the three months ended January 31, 2024, primarily relate to the additional interest expense of $273.3 million, additional amortization expense of $362.3 million and other miscellaneous adjustments aggregating to $56.7 million which had the impact of increasing the effective income tax rate to 78.4 % from the customary effective income tax rate of 4.1% for Synopsys and 15.4% for Ansys.
(f)	Represents an adjustment to record amortization expense for all unfavorable contractual lease terms when compared to market.

(g)
Reflects the total estimated merger costs for Synopsys to be recognized in the condensed combined statements of income for the year ended October 31, 2023. Merger costs of $185.3 million are expensed and reflected as if incurred on November 1, 2022, the date the merger is assumed to have been completed for the purposes of the unaudited pro forma condensed combined statements of income. In addition, merger costs of $10.0 million are anticipated to be incurred in the three months after the assumed closing date of November 1, 2022, and are also reflected as an expense on the unaudited pro forma condensed combined statements of income for the year ended October 31, 2023. This is a non-recurring item.

(h)	Represents the elimination of revenue and expenses in the unaudited pro forma condensed combined statements of income arising from prior transactions between Ansys and Synopsys.
(i)
Represents one-time post-combination expense related cash payments of $9.0 million related to assumed severance costs. These payments are in addition to the accelerated vesting of stock-based compensation awards as mentioned in Note 5(c) above.

(j)
Represents the pro forma basic net income/(loss) per share attributable to common stock calculated using the historical basic weighted average shares of Synopsys common stock outstanding, adjusted for additional shares to be issued to holders of Ansys common stock and holders of Ansys equity awards to complete the merger. Pro forma diluted net income/(loss) per share attributable to common stock is calculated using the historical diluted weighted average shares of Synopsys common stock outstanding, with consideration given to the potentially dilutive impact for the additional shares to be issued to holders of Ansys common stock and holders of Ansys equity awards, including the potential dilutive effect of the additional Synopsys RSUs to be issued in conjunction with the merger. All potentially dilutive awards were excluded from the computation of pro forma diluted net income/(loss) per share for the year ended October 31, 2023, because including them would have had an antidilutive effect.

	For the Three Months Ended January 31, 2024	For the Year Ended October 31, 2023
	(in thousands, except per share data)
Numerator:
Pro forma net income/(loss) attributable to common stock	$ 176,968	$ (574,031)
Denominator:
Historical Synopsys weighted average shares outstanding (basic)	152,311	152,146
Shares of Synopsys common stock to be issued to Ansys stockholders pursuant to the merger agreement	29,983	29,983
Shares of Synopsys common stock to be issued to holders of Ansys equity awards pursuant to the merger agreement	95	95
Pro forma weighted average shares (basic)	182,389	182,224

Historical Synopsys weighted average shares outstanding (diluted)	155,334	155,195
Shares of Synopsys common stock to be issued to Ansys stockholders pursuant to the merger agreement	29,983	29,983
Shares of Synopsys common stock to be issued to holders of Ansys equity awards pursuant to the merger agreement	95	95
Potentially dilutive impact of Synopsys’ options and restricted stock unit awards to be issued to replace Ansys’ options, restricted stock unit awards and performance stock unit awards	922	603
Pro forma weighted average shares (diluted)	186,334	185,876

Pro forma shares used in computing pro forma net income/(loss) per share:
Basic	182,389	182,224
Diluted	186,334	182,224

	For the Three Months Ended January 31, 2024	For the Year Ended October 31, 2023
(in thousands, except per share data)
Pro forma net income/(loss) per share attributable to common stock:
Basic	$ 0.97	$ (3.15)
Diluted	$ 0.95	$ (3.15)
Note 7. Financing Adjustments
A.	Debt Obligations
Debt obligations have been adjusted for the following:
(in thousands)	Current Portion	Long Term
Issuance of new debt:
Borrowings under the debt commitment letter commitments	$ 11,700,000	$—
Borrowings under the term loan credit agreement	—	4,300,000
Borrowings under the revolving credit facility	—	850,000
Debt issuance costs	(369,750)	(5,585)
Pro forma adjustments for new issuance(1)	$11,330,250	$ 5,144,415
(1)
Reflects the assumption of newly raised borrowings under the debt commitment letter commitments, term loan credit agreement and revolving credit facility with a total principal amount of $16.9 billion to be issued by Synopsys to fund the merger and pay down existing Ansys debt as described in Note 4 above, net of a total of $375.3 million debt issuance costs.

B.	Interest Expense
Represents an increase to interest expense of $273.3 million and $1.1 billion for the three months ended January 31, 2024, and for the year ended October 31, 2023, respectively, which includes the following:
(in thousands)	For the Three Months Ended January 31, 2024	For the Year Ended October 31, 2023
Interest on borrowings under the debt commitment letter commitments(1)	$ 218,772	$875,084
Interest on borrowings under the term loan credit agreement(2)	45,793	182,604
Interest on borrowings under the revolving credit facility(3)	8,773	34,995
Total pro forma interest expense adjustment	$ 273,338	$ 1,092,683
(1)
Represents additional interest expense and amortization of debt issuance costs on the $11.7 billion of borrowings assumed under the debt commitment letter commitments using the effective interest rate method, with the weighted-average interest rate equal to 7.71%.

The adjustment assumes the borrowings under the debt commitment letter commitments were obtained on November 1, 2022, and remained outstanding for 364 days. As discussed in the Financing section above, Synopsys anticipates replacing the commitments under the debt commitment letter with permanent financing and/or other sources of funding in addition to the term loan credit agreement discussed below. However, as the terms of such permanent financing and/or other sources of funding are not yet available, the income statement effects of the interest expense and the amortization of debt issuance costs associated with the debt commitment letter are reflected in the entire pro forma period presented, including periods beyond the initial maturity of 364 days.
A sensitivity analysis on interest expense for the three months ended January 31, 2024, and the year ended October 31, 2023, has been performed to assess the effect of a hypothetical change of 12.5 basis points on the interest rate. The following table shows the impact of the hypothetical change in interest expense for the borrowings under the debt commitment letter commitments:
(in thousands)	For the Three Months Ended January 31, 2024	For the Year Ended October 31, 2023
Increase of 0.125%	$3,546	$14,183
Decrease of 0.125%	$ (3,546)	$ (14,183)

(2)
Represents additional interest expense and amortization of debt issuance costs on the $4.3 billion borrowings under the term loan credit agreement. The adjustment assumes the borrowings were obtained on November 1, 2022, and in two tranches of $1.5 billion and $2.8 billion for two-year and three-year terms, respectively. Interest expense is calculated using the effective interest rate method, with the weighted average rate equal to 4.23% and 4.35% for the two-year and three-year tranches, respectively.

A sensitivity analysis on interest expense for the three months ended January 31, 2024, and the year ended October 31, 2023, has been performed to assess the effect of a hypothetical change of 12.5 basis points on the interest rate. The following table shows the impact of the hypothetical change in interest expense for the borrowings:
(in thousands)	For the Three Months Ended January 31, 2024	For the Year Ended October 31, 2023
Increase of 0.125%	$1,328	$5,294
Decrease of 0.125%	$ (1,328)	$ (5,294)
(3)
Represents additional interest expense and amortization of debt issuance costs on the $850.0 million borrowings under the revolving credit facility. Interest expense is calculated using the effective interest rate method, with the weighted average rate equal to 4.18%.

The adjustment assumes the borrowings under the revolving credit facility were obtained on November 1, 2022, and remained outstanding as of January 31, 2024. As discussed in the Financing section above, Synopsys does not anticipate drawing on the revolving credit facility due to the expected cash on hand on the closing date and other sources of permanent financing in addition to the term loan credit agreement discussed above. However, as the terms of such permanent financing and/or other sources of funding are not yet available, the income statement effect of interest expense associated with the borrowings under the revolving credit facility is reflected in the entire pro forma period presented.
A sensitivity analysis on interest expense for the three months ended January 31, 2024, and the year ended October 31, 2023, has been performed to assess the effect of a hypothetical change of 12.5 basis points on the interest rate. The following table shows the impact of the hypothetical change in interest expense for the borrowings under the revolving credit facility:
(in thousands)	For the Three Months Ended January 31, 2024	For the Year Ended October 31, 2023
Increase of 0.125%	$263	$1,048
Decrease of 0.125%	$ (263)	$ (1,048)
C. Interest Income
Represents the derecognition of Synopsys’ and Ansys’ as reported combined interest income on bank deposits amounting to $17.7 million and $45.5 million for the three months ended January 31, 2024, and year ended October 31, 2023, respectively. The said interest income would not have been earned had the merger been completed on November 1, 2022.

INTERESTS OF ANSYS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER
In considering the recommendation of the Ansys board of directors that Ansys stockholders vote to adopt the merger agreement, Ansys stockholders should be aware that Ansys’ executive officers and non-employee directors have interests in the merger that may be different from, or in addition to, those of Ansys stockholders generally. The Ansys board of directors was aware of and considered these interests, among other matters, in approving the merger agreement and the merger, and in recommending that the merger agreement be adopted by Ansys stockholders.
Executive Officers and Non-Employee Directors
For purposes of this disclosure, Ansys’ executive officers are as follows:
Name	Position
Ajei S. Gopal(1)	President and Chief Executive Officer
Nicole Anasenes(1), (2)	Former Senior Vice President of Finance and Chief Financial Officer
Rachel Pyles(2)	Senior Vice President of Finance and Chief Financial Officer
Shane Emswiler(1)	Senior Vice President, Products
Walt Hearn(1)	Senior Vice President of Worldwide Sales and Customer Excellence
Janet Lee(1)	Senior Vice President, General Counsel and Secretary
(1)	Each individual will be a “named executive officer” for purposes of Ansys’ annual proxy statement for fiscal year ended December 31, 2023 to be filed with the SEC.
(2)
On February 15, 2024, Ansys and Ms. Anasenes entered into a Transition Agreement, pursuant to which, Ms. Anasenes resigned as Chief Financial Officer and Senior Vice President of Finance effective as of February 22, 2024 and will remain an employee of Ansys until June 7, 2024, following which she will transition to providing consulting services to Ansys until August 8, 2024 pursuant to a consulting agreement. Effective as of her resignation from the position of Chief Financial Officer and Senior Vice President of Finance, Ms. Anasenes is no longer eligible to participate in the Ansys Executive Severance Plans. On February 15, 2024, the Ansys board of directors appointed Rachel Pyles as Chief Financial Officer and Senior Vice President of Finance of Ansys, effective as of February 22, 2024.

For purposes of this disclosure, Ansys’ non-employee directors are as follows:
Name
Ronald Hovsepian
Claire Bramley
Robert Calderoni
Dr. Anil Chakravarthy
Glenda Dorchak
Jim Frankola
Dr. Alec Gallimore
Barbara Scherer
Ravi Vijayaraghavan
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•	The effective time is March 11, 2024, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section;
•
The relevant price per share of Ansys common stock is $332.79, which is the average closing price per share of Ansys common stock as reported on the Nasdaq over the first five business days following the first public announcement of the merger on January 16, 2024;

•
Each executive officer of Ansys experiences a qualifying termination of employment (i.e., a termination of employment by Ansys and/or Synopsys without “cause” or, to the extent applicable, by the executive officer for “good reason,” as such terms are defined in the relevant plans and agreements) immediately following the assumed effective time of March 11, 2024;

•	At the effective time, the performance metrics applicable to Ansys PSUs will convert to time-vesting Ansys RSUs at the target level of performance;
•	The potential payments and benefits described in this section are not subject to a “cutback” to avoid the “golden parachute” excise tax that may be imposed under Section 4999 of the Code; and
•	No director or executive officer receives any additional equity grants or other awards on or prior to the assumed effective time of March 11, 2024.
None of our executive officers or non-employee directors hold unvested Ansys options. As the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.
Treatment and Quantification of Ansys Equity Awards
Treatment of Ansys Restricted Stock Units and Performance-Based Units
Specified RSUs. At the effective time, by virtue of the merger and without the need for any further action on the part of the holder thereof, each specified RSU outstanding immediately prior to the effective time, whether vested or unvested, will be canceled and extinguished, and the holder thereof will be entitled to receive (x) the merger consideration, on the same terms and conditions as outstanding shares of Ansys common stock, and (y) an amount in cash equal to any accrued but unpaid dividend equivalents with respect to such specified RSU.
For each specified RSU that is an Ansys PSU, the number of shares of Ansys common stock subject to such Ansys PSU will be determined based on the attainment of applicable performance metrics at (x) the actual level of performance for performance periods that lapsed in the ordinary course prior to the effective time, or (y) for each other Ansys PSU, the greater of target or actual level of performance, as determined by the Ansys board of directors or a committee thereof immediately prior to the effective time.
Unvested Ansys RSUs and Ansys PSUs. At the effective time, by virtue of the merger and without the need for any further action on the part of the holder thereof, each Ansys RSU that is outstanding and unvested immediately prior to the effective time, will be converted into that number of Synopsys RSUs, rounded to the nearest whole share, equal to the product of (i) the number of shares of Ansys common stock subject to such RSU (and, for Ansys PSUs, such number of shares of Ansys common stock will be based on the attainment of the applicable performance metrics at the (x) actual level of performance for performance periods that lapsed in the ordinary course prior to the effective time or (y) for each other Ansys PSU, greater of the target or actual level of performance, as determined by the Ansys board of directors or a committee thereof immediately prior to the effective time), including any accrued but unpaid dividend equivalents thereon, multiplied by (ii) the conversion ratio. Any converted RSUs will remain subject to the same terms and conditions as were applicable to the underlying Ansys RSU immediately prior to the effective time. Any Ansys PSU that becomes a converted RSU will only be subject to time-based vesting following the effective time.
Quantification of Ansys Equity Awards
At the effective time, each Ansys RSU (the only type of equity award held by the non-employee members of the Ansys board of directors) will convert into merger consideration in the manner described above for specified RSUs. Based on the assumptions described above under the section of this proxy statement captioned “—Interests of Ansys’ Directors and Executive Officers in the Merger —Certain Assumptions,” the estimated aggregate amount that would become payable to Ansys’ nine (9) non-employee directors in respect of their Ansys RSUs is $2,896,271, which excludes any grants of Ansys RSUs that may be made by Ansys to the non-employee directors following the date of this proxy statement/prospectus.
At the effective time, each Ansys RSU and Ansys PSU held by Ansys’ executive officers will be treated in the manner described above and will remain subject to the same time-based vesting conditions and other terms and conditions as were applicable immediately prior to and after giving effect to the effective time (except that the performance metrics applicable to Ansys PSUs shall not apply from and after the effective time). Each converted RSU that was granted prior to January 1, 2025 will immediately vest and become nonforfeitable in the event that a named executive officer other than Ms. Anasenes experiences a termination of employment by Ansys and/or Synopsys without cause or by the executive officer for good reason, in either case, within ninety (90) days prior to the effective time (sixty (60) days prior to the effective date of the merger agreement, in the case of Dr. Gopal), or within eighteen (18) months following the effective time, as further described in the section of this proxy statement captioned “—Potential Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time.” Each converted RSU that was granted prior to January 1, 2025 will immediately vest and become nonforfeitable in the event that Ms. Anasenes experiences a termination of employment by Ansys and/or Synopsys without cause on or within eighteen (18) months following the effective time, as further described in the section of this proxy statement captioned “—Potential Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time.” Each converted RSU that is granted on or following January 1, 2025 will immediately vest as to twelve (12) months’ worth of vesting in the event that the named executive officer experiences a termination of employment by Ansys and/or Synopsys without cause or by the executive officer for good reason, in either case, within ninety (90) days prior to the effective time (sixty (60) days prior to the effective date of the merger agreement, in the case of Dr. Gopal), or within eighteen (18) months following the effective time.
See the section of this proxy statement captioned “—Interests of Ansys’ Directors and Executive Officers in the Merger —Golden Parachute Compensation” for an estimate of the amounts that would become payable to each Ansys named executive officer in respect of their Ansys RSUs and Ansys PSUs. Based on the assumptions described above under the section of this proxy statement captioned “—Interests of Ansys’ Directors and Executive Officers in the Merger—Certain Assumptions,” the estimated amount that would become payable to Rachel Pyles in respect of her Ansys RSUs and Ansys PSUs is $6,553,633.
Potential Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time
Tier 2 Executive Severance Plan
Ansys maintains its Tier 2 Executive Severance Plan for each of its current named executive officers other than Dr. Gopal and Ms. Anasenes. The Tier 2 Executive Severance Plan provides that if the executive officer is terminated by Ansys and/or Synopsys without cause or by the executive officer for good reason, in either case, within ninety (90) days prior to the effective time or within eighteen (18) months following the effective time, then the executive officer will receive:
•
a lump sum amount equal to one and a half (1.5) times the amount of the executive officer’s base salary in effect immediately prior to the termination, plus 100% of the executive officer’s annual target bonus;

•	an amount in cash equal to any annual cash incentive earned in the fiscal year prior to the fiscal year in which the termination date occurs, to the extent unpaid as of the date of termination;
•	a pro-rata portion of the earned but unpaid portion of the annual target bonus for the year of termination;
•
a lump sum amount equal to twelve (12) months of COBRA premiums applicable to health, dental and vision insurance plans in which the executive officer was participating immediately prior to the termination; and

•
accelerated vesting of any then-unvested equity awards, as discussed above in “—Interests of Ansys’ Directors and Executive Officers in the Merger — Treatment and Quantification of Ansys Equity Awards.”

Pursuant to the terms of individual equity award agreements, the named executive officers (other than Dr. Gopal) are subject to certain restrictive covenants regarding confidentiality, and for twelve (12) months following the termination of his or her employment, non-competition and non-solicitation of employees and customers.
Severance benefits are subject to the executive officer timely executing and not revoking a release of claims in favor of Ansys and continued compliance with restrictive covenants. The Tier 2 Executive Severance Plan further provides that if an executive officer receives any amount that is subject to the “golden parachute” excise tax imposed pursuant to Section 4999 of the Code, the amount of the payments to be made to the executive officer will be reduced to the extent necessary to avoid imposition of the excise tax, but only if the after-tax amount of the reduced payments exceeds the after-tax amount that the executive officer would receive without any such reduction following imposition of the excise tax and all income and related taxes.

See the section of this proxy statement captioned “—Interests of Ansys’ Directors and Executive Officers in the Merger —Golden Parachute Compensation” for an estimate of the amounts that would become payable to each Ansys named executive officer assuming each such named executive officer experiences a qualifying termination of employment immediately following the assumed effective time of March 11, 2024. Based on Rachel Pyles’ participation in the Tier 2 Executive Severance Plan, and the same assumptions described above, the estimated aggregate amount that would become payable to Rachel Pyles assuming she experiences a qualifying termination of employment immediately following the assumed effective time of March 11, 2024 is $7,787,323.
Employment Agreement with Dr. Gopal
Under Dr. Gopal’s employment agreement with Ansys, if within sixty (60) days prior to the effective date of the merger agreement, or within eighteen (18) months following the effective time of the merger, Dr. Gopal’s employment is terminated by Ansys and/or Synopsys without cause, or if Dr. Gopal resigns with good reason, then, subject to Dr. Gopal’s execution of an effective release of claims (and continued compliance with restrictive covenants), he will be entitled to receive:
•
a lump sum in an amount equal to two (2) times the sum of (i) Dr. Gopal’s then-current annual base salary (or, if higher, his annual base salary in effect immediately prior to the effective time), plus (ii) Dr. Gopal’s target annual cash incentive for the then-current fiscal year;

•	an amount in cash equal to any annual cash incentive earned in the fiscal year prior to the fiscal year in which the termination date occurs, to the extent unpaid as of the date of termination;
•	a pro-rata portion of the earned but unpaid portion of the annual target bonus for the year of termination;
•	a lump sum amount equal to twenty-four (24) months of COBRA premiums applicable to health, dental and vision plans in which Dr. Gopal was participating immediately prior to the termination; and
•	accelerated vesting of then-unvested equity awards, as discussed above in “—Interests of Ansys’ Directors and Executive Officers in the Merger—Treatment and Quantification of Ansys Equity Awards.”
Pursuant to the terms of Dr. Gopal’s employment agreement, he is subject to certain restrictive covenants including confidentiality, and for twenty-four (24) months following the termination of his employment, non-competition and non-solicitation of current or former employees and Ansys customers that were employees or customers of Ansys within the six months prior to such solicitation.
Dr. Gopal’s employment agreement further provides that if he receives any amount that is subject to the “golden parachute” excise tax imposed pursuant to Section 4999 of the Code, the amount of the payments to be made to Dr. Gopal will be reduced to the extent necessary to avoid imposition of the excise tax, but only if the after-tax amount of the reduced payments exceeds the after-tax amount that the executive officer would receive without any such reduction following imposition of the excise tax and all income and related taxes.
Transition Agreement with Ms. Anasenes
In connection with her voluntary resignation, Ms. Anasenes will forfeit her right to receive any annual cash incentive payout for the 2024 fiscal year and all of her unvested equity awards at the time of her resignation will be canceled and forfeited. Ms. Anasenes will not receive any additional payments or benefits in connection with her voluntary departure from Ansys. Pursuant to the Transition Agreement entered into on February 15, 2024, following her resignation on June 7, 2024, Ms. Anasenes will enter into a consulting agreement, pursuant to which she will provide consulting services to Ansys beginning on June 8, 2024 and continuing through August 8, 2024. In consideration for her provision of consulting services, Ms. Anasenes will receive a total fee of $50,000.
280G Mitigation Actions
In connection with the merger, Ansys may, subject to prior consultation with Synopsys, take certain tax-planning actions to mitigate any adverse tax consequences under the “golden parachute” provisions of Sections 280G and 4999 of the Code that could arise in connection with the completion of the merger. The tax-planning and mitigation actions may include accelerating payments that would have vested and otherwise become payable in calendar year 2025 or later in the ordinary course of business. As of the date of this proxy statement, the Ansys board of directors or a committee thereof has not approved specific actions that it will take to mitigate the potential impact of the excise tax imposed on amounts that constitute “excess parachute payments” under Section 280G of the Code on any affected individuals (including Ansys’ executive officers).
Compensation Arrangements with Synopsys
Prior to the effective time, Synopsys may in its discretion initiate negotiations of agreements, arrangements and understandings with certain of Ansys’ executive officers regarding compensation and benefits and may enter into definitive agreements with certain of Ansys’ executive officers regarding continued employment with, or the right to purchase or participate in the equity of, Synopsys or one or more of its affiliates. As of the date of this proxy statement, no such agreements, arrangements or understandings have been entered into between any of Ansys’ executive officers and Synopsys.
Non-Employee Director Compensation
In consideration of the additional time and effort that is required of the Ansys board of directors in connection with the merger, each non-employee member of the Ansys board of directors received an one-time cash payment of $35,000 and has and will receive a monthly cash payment in the amount of $15,000 for the period commencing in September 2023 and through and including the earlier to occur of the month in which the effective time occurs and the month in which the merger agreement terminates in accordance with its terms. The monthly cash payments were determined without regard to whether the Ansys board of directors ultimately recommended adoption of the merger agreement or whether the merger is consummated.
Appointment of Directors to the Synopsys Board of Directors
Pursuant to the terms of the merger agreement, two members of the Ansys board of directors, to be mutually agreed by Ansys and Synopsys, will be appointed to the Synopsys board of directors as of the effective time. On March 19, 2024, Synopsys and Ansys mutually agreed to designate Dr. Ajei Gopal to become a member of the Synopsys board of directors at the effective time, subject to completion of Synopsys’ director nomination process and satisfaction of all applicable eligibility requirements established by Synopsys’ Corporate Governance and Nominating Committee. Ansys and Synopsys have not yet determined or agreed as to the remaining member of the Ansys board of directors to be appointed to the Synopsys board of directors.
Indemnification and Insurance
Pursuant to the terms of the merger agreement, Ansys’ directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six (6) years following the effective time under directors’ and officers’ liability insurance policies from the surviving corporation. This indemnification and insurance coverage is further described in the section of this proxy statement captioned “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”
Golden Parachute Compensation
The table below sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of Ansys that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the named executive officers of Ansys.
The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the merger transaction. For purposes of calculating such amounts, the following assumptions were used:
•	The effective time is March 11, 2024, which is the assumed date of closing of the merger solely for purposes of the disclosure in this section;
•
Each named executive officer of Ansys experiences a qualifying termination of employment (i.e., a termination of employment by Ansys and/or Synopsys without “cause” or, to the extent applicable, by the executive officer for “good reason,” as such terms are defined in the relevant plans and agreements) immediately following the assumed effective time of March 11, 2024;

•	At the effective time, the performance metrics applicable to Ansys PSUs will convert to time-vesting Ansys RSUs at the target level of performance;
•	The potential payments and benefits described in this section are not subject to a “cutback” to avoid the “golden parachute” excise tax that may be imposed under Section 4999 of the Code; and
•	No named executive officer receives any additional equity grants or other awards on or prior to the assumed effective time of March 11, 2024.
Dr. Gopal’s receipt of the benefits in the columns below is subject to his continued compliance with his confidentiality covenant and for twenty-four months following his qualifying termination, non-competition, non-solicitation, and mutual-non disparagement covenants. Other than Dr. Gopal, each named executive officer’s receipt of the benefits in the “Equity” column is subject to his or her continued compliance with, for one-year following his or her qualifying termination, non-competition and non-solicitation covenants.
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)(4)
Ajei S. Gopal	$6,899,819	$65,425,848	$37,350	$72,363,017
Nicole Anasenes	—	$11,944,831	—	$11,944,831
Shane Emswiler	$1,532,549	$16,771,618	$18,360	$18,322,527
Walt Hearn	$1,449,072	$15,499,029	$21,787	$16,969,888
Janet Lee	$1,461,751	$9,691,510	$18,360	$11,171,621
(1)
Cash. Represents the cash severance payable to the named executive officers (other than Ms. Anasenes, who is not eligible to receive cash severance following her resignation as an officer of Ansys) upon a termination of employment by Ansys and/or Synopsys without cause or by such named executive officer for good reason, in each case, pursuant to the Tier 2 Executive Severance Plan (or, in the case of Dr. Gopal, his employment agreement with Ansys). The cash severance payable to the named executive officers are “double-trigger” payments, which means that the amounts will become payable only upon a qualifying termination of employment within ninety (90) days prior to and eighteen (18) months following the closing of the merger (and for Dr. Gopal, sixty (60) days prior to the effective date of the merger agreement and eighteen (18) months following the closing of the merger). For further details regarding the cash severance that may become payable to Ansys’ named executive officers, see “—Interests of Ansys’ Directors and Executive Officers in the Merger—Potential Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time.” The estimated amount of each such payment is shown in the following table:

Name	Base Salary Severance ($)	Annual Target Bonus Severance ($)	Prior Year Bonus (earned but unpaid) ($)	Prorated Annual Target Bonus ($)	Total ($)
Ajei S. Gopal	$1,700,000	$2,550,000	$2,402,483	$247,336	$6,899,819
Shane Emswiler	$605,181	$302,591	$566,078	$58,699	$1,532,549
Walt Hearn	$577,500	$288,750	$526,807	$56,014	$1,449,071
Janet Lee	$579,375	$289,688	$536,492	$56,196	$1,461,751
(2)
Equity. Represents the value of the Ansys RSUs and Ansys PSUs that will vest and become payable upon a termination of employment by Ansys and/or Synopsys (i) without cause or by such named executive officer for good reason, in each case, pursuant to the Tier 2 Executive Severance Plan, (ii) for Dr. Gopal, without cause or by such named executive officer for good reason, in each case, pursuant to his employment agreement with Ansys, and (iii) for Ms. Anasenes, without cause pursuant to the terms of the applicable award agreements. The accelerated vesting of unvested Ansys RSUs and unvested Ansys PSUs held by the named executive officers are “double-trigger” payments, which means that they will vest and become payable only upon a qualifying termination of employment within (i) ninety (90) days prior to and eighteen (18) months following the closing of the merger, (ii) for Dr. Gopal, sixty (60) days prior to the effective date of the merger agreement and eighteen (18) months following the closing of the merger, and (iii) for Ms. Anasenes, within eighteen (18) months following the closing of the merger. For further details regarding the treatment of the Ansys equity awards held by the named executive officers, see “—Interests of Ansys’ Directors and Executive Officers in the Merger —Treatment and Quantification of Ansys Equity Awards,” and “—Interests of Ansys’ Directors and Executive Officers in the Merger—Potential Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time.” The estimated amount of each such payment is shown in the following table:

	Unvested Ansys PSUs		Unvested Ansys RSUs
Name	Number (#)	Value ($)	Number (#)	Value ($)	Total ($)
Ajei S. Gopal	94,075	$31,307,219	102,523	$34,118,629	$65,425,848
Nicole Anasenes	26,035	$8,664,188	9,858	$3,280,644	$11,944,832
Shane Emswiler	24,799	$8,252,859	25,598	$8,518,758	$16,771,617
Walt Hearn	23,117	$7,693,106	23,456	$7,805,922	$15,499,028
Janet Lee	12,384	$4,121,271	16,738	$5,570,239	$9,691,510

(3)
Perquisites/Benefits. Represents the estimated total cost to Ansys and/or Synopsys of the continued medical, dental and vision benefits provided to the named executive officers (other than Ms. Anasenes, who is not eligible to receive cash severance following her resignation as an officer of Ansys) pursuant to the Tier 2 Executive Severance Plan (or, in the case of Dr. Gopal, his employment agreement with Ansys). The amounts shown in this column are “double-trigger” and will not be payable unless the named executive officer’s employment is terminated by the employer without cause or by the named executive officer for good reason, in each case within ninety (90) days prior to and eighteen (18) months following the closing of the merger (and for Dr. Gopal, sixty (60) days prior to the effective date of the merger agreement and eighteen (18) months following the closing of the merger). For further details regarding these benefits, see “—Interests of Ansys’ Directors and Executive Officers in the Merger—Potential Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time.”

(4)
Section 280G. The total amounts do not reflect any reductions to “parachute payments” as defined by Code Section 280G in order to avoid any applicable excise tax thereunder. A definitive analysis of the need, if any, for such reductions will depend on the effective time, the date of termination (if any) of the named executive officer and certain other assumptions used in the applicable calculations.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following is a discussion of the U.S. federal income tax consequences of the merger that may be relevant to U.S. holders (as deﬁned below) that exchange their shares of Ansys common stock for the merger consideration. This summary is based on the Code, the U.S. Treasury Regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change at any time or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the continuing validity of this discussion. This discussion assumes that the merger will be consummated in accordance with the merger agreement and as described in this proxy statement/prospectus.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Ansys common stock that is an individual citizen or resident of the United States, a domestic corporation or otherwise subject to U.S. federal income tax on a net basis with respect to income from Ansys common stock.
This discussion does not cover all aspects of U.S. federal taxation that may be relevant to U.S. holders with respect to the merger. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including banks; insurance companies; other financial institutions; tax-exempt or governmental organizations; regulated investment companies or real estate investment trusts; mutual funds; brokers or dealers in securities, stocks, commodities or currencies; traders in securities who elect mark-to-market method of accounting for securities; persons that will hold more than 5% (either directly, indirectly, or constructively) (by vote or value) of Ansys common stock; holders who receive Ansys common stock through the exercise of employee stock options or through a tax qualified retirement plan or otherwise as compensation; certain former citizens or residents of the United States or certain nonresident alien individuals who are present in the United States for 183 days or more in the taxable year of the closing; persons that have a functional currency other than the U.S. dollar; “controlled foreign corporations” as defined in Section 957 of the Code; “passive foreign investment companies” as defined in Section 1297 of the Code; persons subject to the branch profits tax; persons holding Ansys common stock as part of a hedge, straddle, conversion or other integrated financial transaction; entities that are treated as partnerships, subchapter S corporations or other pass-through entities for U.S. federal income tax purposes (or partners therein); persons subject to special tax accounting rules as a result of gross income with respect to Ansys common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code; persons subject to the minimum tax or persons that are otherwise subject to special treatment under the Code. This section does not address any considerations other than U.S. federal income tax. For example, without limitation, it does not address estate or gift tax, the Medicare tax on net investment income, state tax, local tax, or non-U.S. tax. This discussion assumes that U.S. holders of Ansys common stock hold their shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.
This discussion does not address the tax consequences of any transactions eﬀectuated before, after or at the same time as the merger, whether or not in connection with the merger, including, without limitation, the tax consequences to holders of options, warrants or similar rights to purchase shares of Ansys common stock.
If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Ansys common stock, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Such partnerships and partners in such partnerships should consult their own tax advisors about the tax consequences of the merger to them.
Holders should consult with their own tax advisors as to the speciﬁc tax consequences of the merger to them in light of their particular situations, including the applicability and eﬀect of any U.S. federal, state, local or non-U.S. tax laws.
Tax Consequences of the Merger
The receipt of the merger consideration by U.S. holders in exchange for shares of Ansys common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder who receives the merger consideration in exchange for shares of Ansys common stock pursuant to the merger generally will recognize capital gain or loss equal to the diﬀerence, if any, between (1) the sum of any cash and the fair market value of any Synopsys common stock (determined as of the eﬀective time of the merger) received by such U.S. holder in the merger and (2) the U.S. holder’s adjusted tax basis in its Ansys common stock exchanged therefor.

Capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates if the U.S. holder has held the Ansys common stock for more than one year as of the eﬀective date of the merger. Capital gains of a non-corporate U.S. holder generally will be taxed at ordinary income tax rates if the U.S. holder has held the Ansys common stock for one year or less as of the effective date of the merger. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired diﬀerent blocks of Ansys common stock at diﬀerent times or diﬀerent prices, the U.S. holder must determine its tax basis and holding period separately for each block of Ansys common stock.
A U.S. holder’s tax basis in Synopsys common stock received in the merger generally will equal the fair market value of such stock as of the eﬀective time of the merger. A U.S. holder’s holding period in any shares of Synopsys common stock received in the merger will begin the day after the effective date of the merger.
Information Reporting and Backup Withholding
The receipt of the merger consideration by holders in exchange for shares of Ansys common stock pursuant to the merger may be subject to information reporting and backup withholding. Certain U.S. holders may be subject to backup withholding if they do not provide their taxpayer identification number to the paying agent, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. Certain types of U.S. holders (including, with respect to certain types of payments, corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability if the required information is furnished by such holder on a timely basis to the IRS.
U.S. holders should consult their own tax advisors as to the particular tax consequences of the merger, including the effect of U.S. federal, state and local tax laws or non-U.S. tax laws.
The foregoing summary of U.S. federal income tax consequences is for general informational purposes only and does not constitute tax advice. All holders should consult their own tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal non-income tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

COMPARISON OF STOCKHOLDERS’ RIGHTS
	Ansys	Synopsys
Authorized Capital Stock
Ansys has authority to issue 302,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share.

As of the record date, Ansys had 87,299,981 shares of Ansys common stock and no shares of preferred stock issued and outstanding.
Synopsys has authority to issue 400,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share.

Preferred Stock
The Ansys board of directors is authorized to provide for the issuance of shares of preferred stock from time to time in one or more series, and authorized to fix and determine the relative rights and preferences between different series of preferred stock, and to fix or alter the number of shares comprising any such series.

The Synopsys board of directors is authorized to provide for the issuance of shares of preferred stock from time to time in one or more series, and authorized to ﬁx and alter the preferences, privileges and restrictions granted to or imposed upon any such series and the number of shares constituting any such series and the designation thereof, or of any of them.

Voting Rights	Each holder of Ansys stock is entitled to one vote for each share of stock held by such stockholder.	Each holder of Synopsys common stock is entitled to one vote for each share of common stock held by such stockholder.

Dividend Rights
The Ansys charter provides that the Ansys board of directors may declare and pay dividends for payment upon the common stock, but only out of assets or funds available for the payment of dividends as provided by law.

Under the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The Synopsys bylaws provide that the Synopsys board of directors may declare dividends upon the capital stock of the corporation, subject to the provisions of the Synopsys charter.

The Synopsys bylaws provide that the Synopsys board of directors may set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors thinks, in its absolute discretion, proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the board of directors thinks conducive to the interest of the corporation, and the Synopsys board of directors may modify or abolish any such reserve in the manner in which it was created.

Other Rights
Holders of Ansys common stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund

Holders of Synopsys common stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund

	Ansys	Synopsys
	provisions with respect to Ansys common stock.	provisions with respect to Synopsys common stock.

Class of Directors
The Ansys board of directors is currently divided into three classes, as nearly equal in number as possible. At the 2023 annual meeting, Ansys stockholders approved amendments to the Ansys charter to phase out the classified board so that the Ansys board of directors is fully declassified from and after the 2026 annual meeting of the stockholders of Ansys, the successors of the class of directors whose term expires at that meeting are elected by a plurality vote of all votes cast at such meeting in a contested election to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

Beginning with the 2024 annual meeting, the directors whose term expires at that meeting are to be elected for a one-year term that expires at the 2025 annual meeting. At the 2025 annual meeting (if held), the directors whose term expires at that meeting (including the directors who were elected at the 2024 annual meeting) are to be elected for a one-year term that expires at the 2026 annual meeting. At the 2026 annual meeting (if held), all directors will have expiring terms and are to be elected for one-year terms expiring at the 2027 annual meeting.
Synopsys does not have a classified board.

Number of Directors
Under the Ansys charter and bylaws, the number of directors constituting the Ansys board of directors will be as determined from time to time by resolution of a majority of the Ansys board of directors. At present, Ansys has ten directors.

Under the Synopsys charter and bylaws, the number of directors constituting the Synopsys board of directors will be determined by a bylaw or amendment thereof or a resolution of the board of directors. At present, Synopsys has eleven directors.

Election of Directors
Under the Ansys charter and bylaws, in an uncontested election of directors, any nominee for director shall be elected to the Ansys board of directors if the votes cast for such nominee’s election exceed the votes against such nominee’s election.

In a contested election of directors where there are more nominees for election than positions on the Ansys board of directors to

Each director is elected by a majority of the votes cast by the stockholders at a meeting for the election of directors at which a quorum is present; except that, if the number of nominees for election at any such meeting exceeds the number of directors to be elected at such meeting, each director to be so elected will be elected by a plurality of the votes cast by stockholders at such meeting. If directors

	Ansys	Synopsys

be filled by election at that meeting, directors are elected by a plurality of the votes cast by the stockholders at a meeting at which a quorum is present.

Ansys stockholders do not have cumulative voting rights.

are to be elected by a plurality of the votes cast, stockholders will not be permitted to vote against a nominee, and will only include votes “for” and votes to withhold authority.

Synopsys stockholders do not have cumulative voting rights.

Term of Office
Currently, Ansys directors are divided into three classes with each class consisting of as nearly as possible one third of the total number of directors. Each director currently serves a three-year term. Beginning with the 2024 annual meeting, the directors whose term expires at that meeting are to be elected for a one-year term that expires at the 2025 annual meeting. At the 2025 annual meeting (if held), the directors whose term expires at that meeting (including the directors who were elected at the 2024 annual meeting) are to be elected for a one-year term that expires at the 2026 annual meeting. At the 2026 annual meeting (if held), all directors will have expiring terms and are to be elected for one-year terms expiring at the 2027 annual meeting.

Each director will hold office until such director’s term expires and until a successor has been duly elected and qualified or until such director’s earlier death, resignation, disqualification or removal.

The Synopsys bylaws provide for all directors to be elected at each annual meeting for a term of one year, and each director elected will hold office until his or her successor is elected and qualified or until his or her death, resignation or removal.

Removal of Directors
Under the Ansys charter and bylaws, any director may be removed from office with or without cause (except that any director who is serving a three-year term prior to the 2026 annual meeting of stockholders may be removed only for cause) and upon the affirmative vote of a majority of the total votes which would be eligible to be cast by stockholders in the election of such director.

At least 30 days prior to any meeting of stockholders at which it is proposed that any director may be removed from office, written notice of such proposed removal shall be sent to the director whose removal will be considered at the meeting.

Under the Synopsys bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of Synopsys shares entitled to vote at an election of directors.

	Ansys	Synopsys

Filling Vacancies on the Board	Vacancies on the Ansys board of directors are filled by a majority of the remaining directors, even if less than a quorum.
Under the Synopsys bylaws, vacancies may be filled only by vote of at least two-thirds (2/3rds) of the directors then in office, though less than a quorum, or by a sole remaining director, except that in the event a director is removed by the stockholders for cause, the stockholders will be entitled to fill the vacancy created as a result of such removal.

Director Nominations and Stockholder Proposals
The Ansys bylaws require timely notice of the nomination, other than by or at the direction of the Ansys board of directors, of candidates for election as directors, as well as for other stockholder proposals, to be considered at special meetings of stockholders.

To be timely, such stockholder’s notice complying with the applicable requirements under the Ansys bylaws must be delivered to or mailed and received by the Ansys at its principal executive office not less than 75 days nor more than 120 days prior to the anniversary date of the previous year’s annual meeting, except that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, a stockholder’s notice must be delivered to, or mailed and received by Ansys at its principal executive office not later than the close of business on the later of (i) the 75th day prior to the scheduled date of such annual meeting or (ii) the 15th day following the day on which public announcement of the date of such annual meeting is first made by Ansys.

Notice of all special meetings of stockholders shall be given in the same manner as provided for annual meetings except that the written notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

The Synopsys bylaws require advance notice for nominations for election to the Synopsys board of directors to be properly brought before an annual meeting or a special meeting of stockholders, as well as for other stockholder proposals to be properly brought before an annual meeting of stockholders.

In the case of an annual meeting of stockholders, to be timely, generally, notice for nominations for election to the Synopsys board of directors or for other stockholder proposals, in each case, complying with the applicable notice requirements under the Synopsys bylaws, must be delivered to the secretary of Synopsys at the principal executive offices of Synopsys not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which Synopsys released its proxy materials to its stockholders for the prior year’s annual meeting of stockholders or any longer period provided for by applicable law.

In the case of a special meeting of stockholders, to be timely, notice for nominations complying with the applicable notice requirements under the Synopsys bylaws must be delivered to the secretary of Synopsys at the principal executive offices of Synopsys not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Synopsys board of

	Ansys	Synopsys
directors to be elected at such meeting.

Special Meetings of Stockholders
Under the Ansys bylaws, special meetings of the stockholders of Ansys may be called only by the Ansys board of directors pursuant to a resolution approved by the affirmative vote of a majority of directors then in office.

Only those matters set forth in the notice of the special meeting may be considered or acted upon at the special meeting.

The Synopsys bylaws provide that special meetings of stockholders may be called by (i) the chairman, (ii) the president, (iii) the chief executive officer, (iv) the secretary of Synopsys at the written request of holders of not less than 15% of all outstanding shares of capital stock of Synopsys held for not less than 1 year prior to the date such request is delivered or (v) the chairman, the president or the secretary at the request in writing of a majority of the Synopsys board of directors.

Under the Synopsys bylaws, the only matters that may be brought before a special meeting of stockholders are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting. The Synopsys board of directors will determine the time and place of such special meeting; provided, however, that the date of any such special meeting will not be more than 90 days after the date on which the relevant notice of meeting request has been delivered to the secretary of Synopsys in accordance with the Synopsys bylaws.

Quorum
Under the Ansys bylaws, the holders of a majority of the voting power of the total outstanding shares of voting stock of Ansys issued, outstanding, and entitled to vote at a meeting of stockholders, represented in person or by proxy at such meeting shall constitute a quorum; but if less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 5, Article I of the Ansys bylaws. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave

Under the Synopsys bylaws, the holders of a majority of Synopsys stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business.

If quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote at such meeting, present in person or represented by proxy, will have power to adjourn the meeting from time to time by a vote of the holders of a majority of the shares present in person, without notice other than announcement at the meeting, until a quorum is present or represented, but no other business shall be transacted at such meeting.

At such adjourned meeting at which a quorum is present or represented, any

	Ansys	Synopsys
less than a quorum.
business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

Written Consent by Stockholders
Any action required or permitted to be taken by Ansys stockholders at any annual or special meeting must be effected only at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent in lieu of a meeting of stockholders.
Stockholders may not take any action by written consent in lieu of a meeting.

Business Combinations with Interested Stockholders
Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. Ansys has not opted out of this provision.

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneﬁcially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are oﬃcers and shares owned by employee stock plans in which participants do not have the right to determine conﬁdentially whether shares will be tendered in a tender or exchange oﬀer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the aﬃrmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. Synopsys has not opted out of this provision.

	Ansys	Synopsys
Limitations of Personal Liability of Directors
As permitted by Section 102(b)(7) of the DGCL, the Ansys charter eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) from any transaction from which the director derived an improper personal benefit.

As permitted by Section 102(b)(7) of the DGCL, the Synopsys charter eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of ﬁduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification
The Ansys bylaws require Ansys to indemnify to the fullest extent authorized by the DGCL any officer or director of Ansys against any and all expenses incurred by such officer or director in connection with any proceeding in which such officer is involved as a result of serving or having served (i) as an officer or employee of Ansys, (ii) as a director, officer, or employee of any subsidiary of the corporation, or (iii) in any capacity with any other corporation, organization, partnership, joint venture, trust or other entity at the written request or direction of Ansys.

The Ansys board of directors may also indemnify non-officer employees to the fullest extent authorized by the DGCL against any and all expenses incurred by such non-office employee in connection with any proceeding in which such officer is involved as a result of serving or having served (i) as a non-officer employee of Ansys, (ii) as a director, officer, or employee of any subsidiary of Ansys, or (iii) in any capacity with any other corporation, organization, partnership, joint venture, trust or other entity at the written request or direction of Ansys.

Ansys may maintain insurance covering its directors and officers, or non-officer employees against certain liabilities incurred by them in their capacities as such, whether or not Ansys could indemnify such person against such liability under the DGCL or the Ansys bylaws.

The Synopsys bylaws require Synopsys to indemnify to the full extent permitted by, and in the manner permissible under, the DGCL, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate is or was a director or officer of Synopsys or any predecessor of Synopsys, or served any other enterprise as a director or officer at the request of Synopsys or any predecessor of Synopsys.

The Synopsys board of directors may also indemnify any other person made a party to any action, suit or proceeding by reason of the fact that he or she, his or her testator or intestate, is or was an employee or agent of Synopsys.

Synopsys maintains insurance covering its directors and oﬃcers against certain liabilities incurred by them in their capacities as such.

	Ansys	Synopsys

Amendments to the Charter
The Ansys charter provides that no amendment or repeal of the charter may be made unless first approved by the Ansys board of directors and except as otherwise provided under the DGCL, thereafter approved by the stockholders. Whenever any vote of the holders of voting stock is required, and in addition to any other vote of holders of voting stock that is required by this charter or by law, the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal, voting together as a single class, at a duly constituted meeting of the stockholders called for expressly such purpose shall be required to maned or repeal any provisions of the charter.

The Synopsys charter provides reserves for Synopsys the right to amend, alter, change or repeal any provision contained in the charter, in the manner prescribed by law.

Under the DGCL, the amendment of the certificate of incorporation of a corporation requires the approval a majority of the outstanding stock entitled to vote upon the proposed amendment, and a majority of the outstanding stock of each class entitled to vote upon the proposed amendment.

Amendments to the Bylaws
The Ansys charter and bylaws provide that the Ansys board of directors is authorized to amend or repeal the Ansys bylaws.

The Ansys charter and bylaws provide that the Ansys bylaws may be amended or repealed by the affirmative vote of holders of the majority of the total votes eligible to be cast on such amendment or repeal by holders of voting stock, voting together as a single class.

The Synopsys charter provides the Synopsys board of directors is authorized to make, repeal, alter, amend or rescind the Synopsys bylaws.

The Synopsys bylaws provide that that any bylaw, including the Synopsys bylaws may be adopted, amended or repealed by the vote of the holders of a majority of the shares of Synopsys then entitled to vote at an election of directors, or by vote of the Synopsys board of directors (or by their written consent).

Forum Selection
The Ansys bylaws provide that, unless Ansys consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Ansys, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Ansys to Ansys or Ansys’ stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the charter or bylaws, or (iv) any action asserting a claim against Ansys governed by the internal affairs doctrine.

The Synopsys bylaws provide that, unless Synopsys consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the charter or the bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine.

APPRAISAL RIGHTS
General
If the merger is completed, Ansys stockholders of record and beneficial owners who do not vote in favor of the adoption of the merger agreement, who continuously hold such shares as of immediately before and through the effective time of the merger and who properly demand appraisal of their shares may be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this proxy statement/prospectus as Annex C and incorporated herein by reference. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Ansys stockholders of record or beneficial owners exercise their appraisal rights under Section 262 of the DGCL. All references in Section 262 of the DGCL to a “stockholder” and all references in this “Appraisal Rights” summary to a “Ansys stockholder” or “holder of Ansys common stock” are to the record holders of Ansys common stock unless otherwise noted herein. All such references to a “beneficial owner” mean a person or entity who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person or entity unless otherwise expressly noted herein. If you hold your shares of Ansys common stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or the other nominee.
Any Ansys stockholder or beneficial owner of shares of Ansys common stock contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Failure to strictly follow the procedures required by Section 262 of the DGCL for demanding and perfecting appraisal rights may result in the loss of such rights. Under Section 262 of the DGCL, Ansys stockholders of record and beneficial owners who (i) submit a written demand for appraisal of their shares prior to the vote on the merger agreement and do not withdraw their demand, fail to perfect or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL; (ii) do not vote in favor of the merger agreement proposal; (iii) continuously are the record holders or beneficial owners of such shares through the effective time; (iv) who are entitled to demand appraisal rights under Section 262 of the DGCL; and (v) otherwise follow the procedures set forth in Section 262 of the DGCL may be entitled to have their shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of the shares of Ansys common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Court of Chancery, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the Court of Chancery. It is possible that any such “fair value” as determined by the Court of Chancery may be more or less than, or the same as the merger consideration. However, immediately before the merger, Ansys common stock will be listed on a national exchange. Therefore, pursuant to Section 262(g) of the DGCL, after an appraisal petition has been filed, the Court of Chancery will dismiss appraisal proceedings as to all Ansys stockholders of record and beneficial owners who have asserted appraisal rights unless (a) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Ansys common stock as measured in accordance with subsection (g) of Section 262 of the DGCL or (b) the value of the merger consideration in respect of such shares exceeds $1 million. At least one of these “ownership thresholds” must be met in order for Ansys stockholders of record or beneficial owners to be entitled to seek appraisal with respect to such shares of Ansys common stock. Unless the Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that at any time before the Court of Chancery enters judgment in the appraisal proceeding, the surviving corporation in the merger may pay to each Ansys stockholder of record and beneficial owner entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Court of Chancery and (2) interest accrued prior to the time of such cash payment, unless paid at such time. The surviving corporation is under no obligation to make such voluntary cash payment before such entry of judgment.
Under Section 262 of the DGCL, where a merger agreement is to be submitted for adoption at a meeting of stockholders, such as the Ansys special meeting, the corporation, not less than 20 days before the meeting, must notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes Ansys’ notice to its stockholders that appraisal rights are available in connection with the merger, and the full text of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex C. In connection with the merger, any holder of record or beneficial owner of Ansys common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s or beneficial owner’s right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. In addition, the Court of Chancery will dismiss appraisal proceedings as to all holders of record and beneficial owners of shares of Ansys common stock who have asserted appraisal rights unless at least one ownership threshold has been satisfied. An Ansys stockholder or beneficial owner of Ansys common stock who loses his, her or its appraisal rights will be entitled to receive the merger consideration described in the merger agreement (without interest). Moreover, the process of dissenting and exercising appraisal rights requires compliance with technical prerequisites, and because of the complexity of the procedures for exercising the right to seek appraisal of shares of Ansys common stock, Ansys believes that if an Ansys stockholder or beneficial owner of Ansys common stock considers exercising such rights, such Ansys stockholder or beneficial owner of Ansys common stock should seek the advice of legal counsel.
How to Exercise and Perfect Your Appraisal Rights
Ansys stockholders or beneficial owners of shares of Ansys common stock wishing to exercise the right to seek an appraisal of their shares of Ansys common stock must do ALL of the following:
•
the Ansys stockholder or beneficial owner of shares of Ansys common stock must deliver to Ansys a written demand for appraisal before the vote on the merger agreement proposal at the Ansys special meeting, which written demand must reasonably inform Ansys of the identity of the Ansys stockholder or beneficial owner of Ansys common stock and that the Ansys stockholder or beneficial owner of Ansys common stock intends to demand appraisal of their shares. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger agreement proposal. Voting “AGAINST” or failing to vote “FOR” the merger agreement proposal by itself does not constitute a demand for appraisal within the meaning of Section 262 of the DGCL;

•
in the case of an Ansys stockholder of record, the stockholder must not vote, or abstain from voting, in favor of the merger agreement proposal; if a beneficial owner of Ansys common stock, such person or entity must not instruct their broker, bank or other nominee to vote their share(s), or abstain from voting, in favor of the merger agreement proposal;

•
the Ansys stockholder or beneficial owner of Ansys common stock must continuously hold or beneficially own, as applicable, the shares of Ansys common stock from the date of making the demand through the effective time (an Ansys stockholder or beneficial owner of Ansys common stock will lose appraisal rights if the Ansys stockholder or beneficial owner of Ansys common stock transfers the shares before the effective time); and

•
the Ansys stockholder, the beneficial owner of Ansys common stock or the surviving corporation in the merger must file a petition in the Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. The surviving corporation is under no obligation to file any such petition and has no intention of doing so.

In addition, for any Ansys stockholder or beneficial owner of Ansys common stock to exercise appraisal rights, at least one of the ownership thresholds must be met.
Filing Written Demand. Any Ansys stockholder or beneficial owner wishing to exercise appraisal rights must deliver to Ansys, before the vote on the adoption of the merger agreement at the Ansys special meeting, a written demand for the appraisal of the Ansys stockholder’s or beneficial owner’s shares of Ansys common stock.
In the case of an Ansys stockholder of record, such Ansys stockholder must not vote or submit a proxy in favor of the merger agreement proposal. An Ansys stockholder of record wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time, since such person or entity will lose his, her or its appraisal rights if the shares are transferred before the effective date of the merger. A proxy that is submitted and does not contain voting instructions will, unless timely revoked, be voted in favor of the merger agreement proposal, and it will constitute a waiver of the Ansys stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, an Ansys stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the merger agreement proposal or abstain from voting, or otherwise fail to vote, on the merger agreement proposal.
In the case of a beneficial owner of Ansys common stock, brokers, banks and other nominees that hold shares of Ansys common stock in “street name” for their customers do not have discretionary authority to vote those shares on the merger agreement proposal without specific voting instructions from the beneficial owner on such proposal, but such brokers, banks or other nominees will vote such shares as instructed if the beneficial owner provides such instructions. If a beneficial owner of shares of Ansys common stock held in “street name” instructs such person’s or entity’s broker, bank or other nominee to vote such person’s or entity’s shares in favor of the merger agreement proposal, and does not revoke such instruction prior to the vote on the merger agreement proposal, then such shares will be voted in favor of the merger agreement proposal, and it will constitute a waiver of such beneficial owner’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a beneficial owner of Ansys common stock who wishes to exercise appraisal rights must either not provide any instructions to such person’s or entity’s broker, bank or other nominee how to vote on the merger agreement proposal or must instruct such broker, bank or other nominee to vote against the merger agreement proposal or abstain from voting on such proposal.
Neither voting against the merger agreement proposal, nor submitting a proxy against the merger agreement proposal, nor abstaining from voting or failing to vote on the merger agreement proposal, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote on the merger agreement proposal. An Ansys stockholder’s or beneficial owner’s failure to make the written demand before the taking of the vote on the merger agreement proposal at the Ansys special meeting will constitute a waiver of appraisal rights.
A demand for appraisal made by an Ansys stockholder of record or beneficial owner of Ansys common stock must be executed by or on behalf of the Ansys stockholder of record or beneficial owner, as applicable, and must reasonably inform Ansys of the identity of such holder or beneficial owner.
In addition, in the case of a demand for appraisal made by a beneficial owner of Ansys common stock, the demand must also reasonably identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s ownership of Ansys common stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and accurate copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262 of the DGCL and to be set forth on the verified list required by subsection (f) of Section 262 of the DGCL. Whether made by an Ansys stockholder or beneficial owner of Ansys common stock, a written demand for appraisal must state that the person or entity intends thereby to demand appraisal of the person’s or entity’s shares in connection with the merger.
ANSYS STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS AND WHO WISH TO EXERCISE APPRAISAL RIGHTS ARE URGED TO CONSULT WITH THEIR BANKS, BROKERS OR OTHER NOMINEES, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR APPRAISAL BY SUCH A NOMINEE.
Withdrawal of Appraisal
At any time within 60 days after the effective time, any Ansys stockholder of record or beneficial owner who has delivered a written demand to Ansys and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration by delivering to Ansys, as the surviving corporation in the merger, a written withdrawal of the demand for appraisal and an acceptance of the merger consideration. Any such attempt to withdraw the demand made more than 60 days after the effective time will require written approval of the surviving corporation in the merger. No appraisal proceeding in the Court of Chancery will be dismissed as to any Ansys stockholder of record or beneficial owner of Ansys common stock without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that any Ansys stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration within 60 days after the effective time. If the surviving corporation in the merger does not approve a request to withdraw a demand for appraisal and to accept the merger consideration when that approval is required, or if the Court of Chancery does not approve the dismissal of an appraisal proceeding, the Ansys stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.
Notice by the Surviving Corporation
Within ten days after the effective time, the surviving corporation in the merger, or its successors or assigns, will notify each Ansys stockholder of record and beneficial owner, who has complied with Section 262 of the DGCL, and who has not voted in favor of the merger agreement proposal, of the date on which the merger became effective.
Filing a Petition for Appraisal
Within 120 days after the effective time, but not thereafter, the surviving corporation in the merger or any Ansys stockholder of record or beneficial owner who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the surviving corporation in the merger, or its successors or assigns, in the case of a petition filed by an Ansys stockholder of record or beneficial owner, demanding a determination of the fair value of the shares held by all Ansys stockholders or beneficial owners of Ansys common stock entitled to appraisal rights who did not vote their shares in favor of the merger and properly demanded appraisal of such shares. The surviving corporation in the merger is under no obligation to and has no present intention to file a petition and Ansys stockholders of record and beneficial owners should not assume that the surviving corporation will file a petition or initiate any negotiations with respect to the fair value of the shares of Ansys common stock. Accordingly, any holders or beneficial owners of shares of Ansys common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of Ansys common stock within the time and in the manner prescribed in Section 262 of the DGCL. The failure of a holder or beneficial owner of Ansys common stock to file such a petition in the period and manner specified in Section 262 of the DGCL could nullify the Ansys stockholder’s or beneficial owner’s previous written demand for appraisal.
Within 120 days after the effective time, any Ansys stockholder of record or beneficial owner of Ansys common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), to receive from the surviving corporation in the merger a statement setting forth the aggregate number of shares of Ansys common stock not voted in favor of the merger agreement proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares or beneficial owners holding or owning such shares (provided that, in the case of a demand made by a beneficial owner in such person’s or entity’s name, the record holder of such shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). The statement must be mailed to the requesting Ansys stockholder of record or beneficial owner within ten days after such stockholder’s request therefor has been received by the surviving corporation in the merger or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person or entity who is the beneficial owner of shares of Ansys common stock held either in a voting trust or by a nominee on behalf of such person or entity may, in such person’s or entity’s own name, demand in writing an appraisal of such person’s or entity’s shares or request from the surviving corporation in the merger, or its successors or assigns, the statement described in this paragraph.
If a petition for an appraisal is timely filed by a holder or beneficial owner of shares of Ansys common stock and a copy thereof is served upon the surviving corporation in the merger, the surviving corporation will then be obligated within 20 days after such service to file in the office of the Register in Chancery in which the petition was filed a duly verified list, which is referred to as the “verified list,” containing the names and addresses of all Ansys stockholders or beneficial owners of shares of Ansys common stock who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation in the merger. Upon the filing of any such petition, the Register in Chancery, if so ordered by the Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation in the merger and the Ansys stockholders or beneficial owners of shares of Ansys common stock shown on the verified list at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Court of Chancery. The costs of such notices are borne by the surviving corporation in the merger.
After notice has been given to the Ansys stockholders and beneficial owners of shares of Ansys common stock as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those Ansys stockholders of record or beneficial owners who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. At the hearing on such petition, the Court of Chancery may require the Ansys stockholders or beneficial owners of shares of Ansys common stock who have demanded an appraisal for their shares and who hold shares of Ansys common stock represented by certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any Ansys stockholder or beneficial owner of Ansys common stock fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such Ansys stockholder or beneficial owner of Ansys common stock. Notwithstanding an Ansys stockholder’s or beneficial owner of Ansys common stock’s compliance with the foregoing requirements, Section 262 provides that, because immediately before the merger Ansys common stock was listed on a national securities exchange, the Court of Chancery will dismiss appraisal proceedings as to all Ansys stockholders of record and beneficial owners who assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Ansys common stock as measured in accordance with subsection (g) of Section 262 of the DGCL or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million.
Determination of Fair Value
After the Court of Chancery determines the Ansys stockholders and beneficial owners of shares of Ansys common stock entitled to an appraisal and that at least one of the ownership thresholds described above has been satisfied as to the Ansys stockholders or beneficial owners seeking appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the “fair value” of the shares of Ansys common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value (subject, in the case of interest payments, to any voluntary cash payments made by the surviving corporation pursuant to subsection (h) of Section 262 of the DGCL that have the effect of limiting the sum on which interest accrues as described below). In determining fair value, the Court of Chancery will take into account all relevant factors. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date and the date of payment of the judgment. However, at any time before the Court of Chancery’s entry of judgment in the proceedings, the surviving corporation in the merger may pay to each Ansys stockholder and beneficial owner of Ansys common stock entitled to appraisal an amount in cash, which is referred to as a voluntary cash payment, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid by the surviving corporation in the merger and the fair value of the shares as determined by the Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.
In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Ansys stockholders and beneficial owners of shares of Ansys common stock considering seeking appraisal should be aware that the fair value of their shares as so determined by the Court of Chancery could be less than, the same as or more than the value of the merger consideration and that an investment banking opinion as to the fairness from a financial point of view of the merger consideration is not an opinion as to, and may not in any manner address, “fair value” under Section 262 of the DGCL.
Although Ansys believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and Ansys stockholders and beneficial owners of shares of Ansys common stock should recognize that such an appraisal could result in a determination of a value lower or higher than, or the same as, the merger consideration. None of the parties to the merger anticipates offering more than the merger consideration to any Ansys stockholder or beneficial owner of shares of Ansys common stock exercising appraisal rights, and each of the parties to the merger agreement reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Ansys common stock is less than the merger consideration.
Upon application by the surviving corporation in the merger or by any Ansys stockholder or beneficial owner of Ansys common stock entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal before the final determination of Ansys stockholders and beneficial owners entitled to an appraisal. Any Ansys stockholder or beneficial owner of Ansys common stock whose name appears on the verified list and, if such shares are represented by certificates and if so required, who has submitted such Ansys stockholder’s certificates of stock, as applicable, to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such Ansys stockholder or beneficial owner of Ansys common stock is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Court of Chancery will direct the payment of the fair value of the shares of Ansys common stock, together with interest, if any, by the surviving corporation in the merger to Ansys stockholders of record or beneficial owners entitled thereto. Payment will be made to each such Ansys stockholder or beneficial owner, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the surviving corporation in the merger of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced. If a petition for appraisal is not timely filed or if neither of the ownership thresholds is met, then the right to an appraisal will cease. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable under the circumstances. Upon application of an Ansys stockholder or beneficial owner of Ansys common stock, the Court of Chancery may also order all or a portion of the expenses incurred by an Ansys stockholder or beneficial owner in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal. In the absence of such an order, each party bears its own expenses.
From and after the effective time, no Ansys stockholder or beneficial owner of Ansys common stock who has demanded appraisal rights will be entitled to vote such shares of Ansys common stock for any purpose or to receive payment of dividends or other distributions on such shares of Ansys stock, except dividends or other distributions on such shares of Ansys common stock, if any, payable to Ansys stockholders as of a time before the effective time. If any stockholder who demands appraisal of shares of Ansys common stock under Section 262 of the DGCL fails to perfect or effectively loses or withdraws such holder’s right to appraisal, the stockholder’s shares of Ansys common stock will be deemed to have been converted at the effective time into the right to receive the merger consideration, without interest. An Ansys stockholder or beneficial owner of Ansys common stock will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time, if neither of the ownership thresholds is met or if the Ansys stockholder or beneficial owner of Ansys common stock delivers to the surviving corporation in the merger a written withdrawal of the demand for an appraisal and an acceptance of the merger consideration, either within 60 days after the effective time or thereafter with the written approval of the surviving corporation in the merger. Once a petition for appraisal is filed with the Court of Chancery, however, the appraisal proceeding may not be dismissed as to any Ansys stockholder or beneficial owner of Ansys common stock who commenced the proceeding or joined that proceeding as a named party without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the court deems just; provided, however that the foregoing will not affect the right of any Ansys stockholder or beneficial owner of Ansys common stock who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time of the merger. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights.
In view of the complexity of Section 262 of the DGCL, Ansys stockholders of record and beneficial owners wishing to exercise appraisal rights are encouraged to consult legal counsel before attempting to exercise those rights.
Who May Exercise Appraisal Rights
An Ansys stockholder of record or beneficial owner of shares of Ansys common stock issued and outstanding prior to and continuously held through the effective time may assert appraisal rights for the shares of Ansys common stock held of record or beneficially in that holder’s name. A demand for appraisal must reasonably inform Ansys of the identity of the Ansys stockholder of record or beneficial owner and that the Ansys stockholder intends to demand appraisal of his, her or its shares of Ansys common stock. In addition, in the case of a demand for appraisal made by a beneficial owner, the demand must (1) reasonably identify the holder of record of the shares for which the demand is made, (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (3) provide an address at which such beneficial owner consents to receive notices given by Ansys and to be set forth on the verified list of persons or entities who have demanded appraisal for their shares pursuant to Section 262(f) of the DGCL. A holder of record, such as a bank, broker or other nominee, who holds shares of Ansys common stock as a nominee or intermediary for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the holder of record.
If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:
Ansys, Inc.
Attention: Corporate Secretary
2600 Ansys Drive
Canonsburg, Pennsylvania 15317
(844) 462-6797

LEGAL MATTERS
The validity of the shares of Synopsys common stock offered hereby will be passed upon for Synopsys by Cleary Gottlieb Steen & Hamilton LLP.
EXPERTS
Synopsys
The consolidated financial statements of Synopsys, Inc. and subsidiaries as of October 28, 2023 and October 29, 2022, and for each of the fiscal years in the three year period ended October 28, 2023, and management’s assessment of the effectiveness of internal control over financial reporting as of October 28, 2023 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
Ansys
The financial statements of ANSYS, Inc. as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, incorporated by reference in this proxy statement/prospectus by reference to ANSYS, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2023, and the effectiveness of ANSYS, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance on the reports such firm given their authority as experts in accounting and auditing.

CERTAIN BENEFICIAL OWNERS OF ANSYS COMMON STOCK
To Ansys’ knowledge, the following table sets forth certain information regarding the beneficial ownership of Ansys common stock as of April 9, 2024 (except as indicated below) by:
•	all persons known by Ansys to own beneficially 5% or more of Ansys outstanding common stock;
•	each member of the Ansys board of directors;
•	each of the named executive officers of Ansys; and
•	all members of the Ansys board of directors and Ansys’ executive officers as a group.
Unless otherwise indicated, each Ansys stockholder listed below has sole voting and investment power with respect to the shares of Ansys common stock beneficially owned by such Ansys stockholder.
The address of each of Ansys’ executive officers and directors is c/o ANSYS, Inc., 2600 Ansys Drive, Canonsburg, Pennsylvania 15317.
Name and Address	Number of Shares Beneficially Owned(1)	Approximate Percent of Class
Certain beneficial owners:
1. BlackRock, Inc. 50 Hudson Yards New York, New York 10001	10,605,414(2)	12.1%
2. The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, Pennsylvania 19355	10,161,054(3)	11.6%

Directors and executive officers:
Ajei S. Gopal	269,750(4)	*
Nicole Anasenes	19,313(5)	*
Shane Emswiler	18,847(6)	*
Walt Hearn	12,025(7)	*
Janet Lee	16,570(8)	*
Claire Bramley	1,442(9)	*
Robert Calderoni	4,256(9)	*
Anil Chakravarthy	2,502(9)	*
Glenda Dorchak	3,049(9)	*
Jim Frankola	3,638(9)	*
Alec Gallimore	6,151(9)	*
Ronald Hovsepian	33,569(10)	*
Barbara Scherer	9,707(11)	*
Ravi Vijayaraghavan	4,256(9)	*
All directors and executive officers as a group (14 persons)	405,075(12)	*
* = less than 1%
(1)
“Beneficial ownership” generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. Shares of Ansys common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days of April 9, 2024 are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 87,299,891 shares of Ansys common stock outstanding as of April 9, 2024, unless otherwise indicated.

(2)
Of the shares of Ansys common stock reported as beneficially owned, BlackRock, Inc. exercises sole power to vote 10,015,714 shares, and sole dispositive power over 10,605,414 shares. The total number of shares of Ansys common stock reported as beneficially owned is 10,605,414, as of December 31, 2023. The number of shares of Ansys common stock indicated is based on information reported in Schedule 13G/A filed by BlackRock, Inc. on January 23, 2024.

(3)
Of the shares of Ansys common stock reported as beneficially owned, The Vanguard Group, Inc. exercises (a) shared power to vote 111,158 shares, (b) sole dispositive power over 9,801,256 shares, and (c) shared dispositive power over 359,798 shares. The total number of shares of Ansys common stock reported as beneficially owned is 10,161,054, as of December 29, 2023. The number of shares of Ansys common stock indicated is based on information reported in Schedule 13G/A filed by The Vanguard Group, Inc. on February 13, 2024.

(4)
Amount includes 27,284 deferred stock units and 92,018 shares of common stock issuable upon the exercise of stock options that are currently exercisable, and 2,882 shares of common stock issuable upon vesting of RSUs within 60 days of April 9, 2024.

(5)	Amount includes 894 shares of common stock issuable upon vesting of RSUs within 60 days of April 9, 2024.
(6)	Amount includes 813 shares of common stock issuable upon vesting of RSUs within 60 days of April 9, 2024.
(7)	Amount includes 2,617 shares of common stock issuable upon vesting of RSUs within 60 days of April 9, 2024.
(8)	Amount includes 421 shares of common stock issuable upon vesting of RSUs within 60 days of April 9, 2024
(9)	Amount includes 967 shares of common stock issuable upon vesting of RSUs within 60 days of April 9, 2024.
(10)	Amount includes 21,523 DSUs and 967 shares of common stock issuable upon vesting of RSUs within 60 days of April 9, 2024.
(11)	Amount includes 6,017 DSUs and 967 RSU shares of common stock issuable upon vesting of RSUs within 60 days of April 9, 2024.
(12)
Includes directors, director nominees and current executive officers. Amount includes 54,824 DSU, 92,018 shares of common stock issuable upon the exercise of stock options that are currently exercisable, and 16,330 RSUs that will vest within 60 days of April 9, 2024.

ANSYS STOCKHOLDER PROPOSALS
Ansys
Ansys will hold an annual meeting of stockholders in 2024, which is referred to in this proxy statement/prospectus as the Ansys 2024 annual meeting, regardless of whether the merger has been completed.
Any stockholder proposals intended to be presented at the Ansys 2024 annual meeting and considered for inclusion in Ansys’ proxy materials must have been received by Ansys’ corporate secretary no earlier than January 13, 2024 and no later than February 27, 2024. Such proposals must have been sent to: Corporate Secretary, Ansys, Inc., 2600 Ansys Drive Canonsburg, Pennsylvania 15317. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.
Under the Ansys bylaws, nominations of persons for election to the Ansys board of directors submitted by stockholders must have been received no earlier than January 13, 2024 and no later than February 27, 2024. Such proposals must also meet the requirements set forth in the Ansys bylaws.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker if shares are held in a brokerage account, or if you hold registered shares, please call (866) 540-7095, or write to the following address: 51 Mercedes Way, Edgewood, NY 11717.
Requests for additional copies of this proxy statement/prospectus should be directed to, as applicable: Synopsys, Inc., 675 Almanor Ave., Sunnyvale, California 94085, Telephone (650) 584-5000, or ANSYS, Inc., 2600 ANSYS Drive, Canonsburg, PA 15317, Telephone (844) 462-6797.

WHERE YOU CAN FIND MORE INFORMATION
Synopsys and Ansys file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Synopsys and Ansys, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents Synopsys files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to Synopsys’ Internet website at https://investor.synopsys.com/overview/default.aspx and you may obtain free copies of the documents Ansys files with the SEC by going to Ansys’ Internet website at https://investors.ansys.com/. The Internet website addresses of Synopsys and Ansys are provided as inactive textual references only. The information provided on the Internet websites of Synopsys and Ansys, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.
Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC allows Synopsys and Ansys to “incorporate by reference” into this proxy statement/prospectus documents Synopsys and Ansys file with the SEC including certain information required to be included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. This means that Synopsys and Ansys can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that Synopsys and Ansys file with the SEC will update and supersede that information. Synopsys and Ansys incorporate by reference the documents listed below and any documents subsequently filed by them pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the special meeting.
Synopsys (SEC File No. 000-19807):
•	Annual Report on Form 10-K for the ﬁscal year ended October 28, 2023, ﬁled with the SEC on December 12, 2023;
•	Quarterly Report on Form 10-Q for the period ending February 3, 2024, ﬁled with the SEC on February 23, 2024;
•	The information in Synopsys’ deﬁnitive proxy statement on Schedule 14A for Synopsys’ April 10, 2024 annual meeting of stockholders, filed with the SEC on February 16, 2024;
•
Current Reports on Form 8-K ﬁled with the SEC on December 21, 2023, January 16, 2024, February 14, 2024, February 21, 2024, March 19, 2024, March 20, 2024, and March 25, 2024 (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof); and

•
any description of shares of Synopsys common stock contained in a registration statement ﬁled pursuant to the Exchange Act and any amendment or report ﬁled for the purpose of updating such description.

These documents contain important information about Synopsys’ business and Synopsys’ financial performance.
If you are a Synopsys stockholder, you may request a copy of this proxy statement/prospectus or any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Synopsys, without charge, through the SEC’s website at www.sec.gov or by written or telephonic request to:
Synopsys, Inc.
675 Almanor Avenue
Sunnyvale, California, 94085
Attention: Corporate Secretary
Telephone: (650) 584-5000
or from the SEC through the SEC website at the address provided above.

Ansys (SEC File No. 000-20853):
•	Annual Report on Form 10-K for the ﬁscal year ended December 31, 2023, ﬁled with the SEC on February 21, 2024;
•	The information in Ansys’ deﬁnitive proxy statement on Schedule 14A for Ansys’ June 7, 2024 annual meeting, ﬁled with the SEC on April 10, 2024; and
•	Current Report on Form 8-K ﬁled with the SEC on February 20, 2024 (excluding any information and exhibits furnished under Item 2.01 or 7.01 thereof).
These documents contain important information about Ansys’ business and Ansys’ financial performance.
If you are an Ansys stockholder, you may request a copy of this proxy statement/prospectus or any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Ansys, without charge, through the SEC’s website at www.sec.gov or by written or telephonic request to:
ANSYS, Inc.
2600 Ansys Drive
Canonsburg, PA 15317
Attention: Corporate Secretary
Telephone: (844) 462-6797
or from the SEC through the SEC website at the address provided above.

Annex A

EXECUTION COPY
AGREEMENT AND PLAN OF MERGER

by and among:

Synopsys, Inc.,
a Delaware corporation;
ALTA Acquisition Corp.,
a Delaware corporation;

and
Ansys, Inc.,
a Delaware corporation
Dated as of January 15, 2024

A-i

Exhibits
Exhibit A	-	Certain Definitions	A-72
Exhibit B	-	Form of Certificate of Incorporation of the Surviving Corporation	A-87
A-ii

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of January 15, 2024, by and among: Synopsys, Inc., a Delaware corporation (“Parent”); ALTA Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”); and Ansys, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
Recitals
A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned Subsidiary of Parent.
B. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.
Agreement
The parties to this Agreement, intending to be legally bound, agree as follows:
Section 1. The Transaction
1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Parent, Merger Sub and the Company shall cause Merger Sub to be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. At the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub, all as provided under the DGCL.
1.3 Closing; Effective Time. Parent, Merger Sub and the Company shall consummate the Contemplated Transactions (the “Closing”) by means of a virtual closing through electronic exchange of signatures at 8:00 a.m. (California Time) on a date to be jointly designated by Parent and the Company, which shall be no later than the 15th calendar day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other place, time or date as Parent and the Company may agree in writing. Notwithstanding the foregoing, if the 15th calendar day referred to in the preceding sentence is not a Business Day, then, subject to the continued satisfaction or waiver of the conditions set forth in Section 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), the date to be jointly designated by Parent and the Company pursuant to the preceding sentence shall be no later than the first Business Day after the 15th calendar day referred to in the preceding sentence. The date on which the Closing actually takes place is referred to as the “Closing Date.” The Merger shall become effective at the time of the filing by the Company and Merger Sub of a duly executed certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be mutually agreed by Parent and the Company in writing and specified in such certificate of merger (the time at which the Merger becomes effective being referred to as the “Effective Time”).
1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise mutually agreed by Parent and the Company prior to the Effective Time:
(a) at the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to conform to Exhibit B;
(b) at the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, which shall conform with the rights and responsibilities of the Surviving Corporation under this Agreement, including the provisions of Section 5.6; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who were the directors and officers of Merger Sub immediately prior to the Effective Time.
Prior to the Effective Time, Parent shall take all necessary corporate action to cause two Designated Directors to become members of the board of directors of Parent as of the Effective Time; provided that (i) prior to the Effective Time, each Designated Director shall have completed Parent’s director nomination process and shall have satisfied all applicable eligibility requirements of the Corporate Governance and Nominating Committee of Parent’s board of directors, (ii) for purposes of Section 16(a) of the Exchange Act, each Designated Director will become a member of the Parent board of directors immediately following the Effective Time and (iii) if the Effective Time occurs less than six months prior to the next annual meeting of Parent’s stockholders, Parent shall nominate each Designated Director for election at such meeting (unless such person is unable or unwilling to serve as a result of illness, death, resignation or other reason). For purposes of this Agreement, “Designated Director” means a member of the board of directors of the Company that is selected by mutual written agreement of Parent and the Company to become a member of the board of directors of Parent.
1.5 Conversion of Shares.
(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:
(i) any shares of Company Common Stock held, directly or indirectly, by any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be unaffected by the Merger and shall remain outstanding as an equal number of shares of common stock of the Surviving Corporation;
(ii) any shares of Company Common Stock held by the Company (or held in the Company’s treasury) or held, directly or indirectly, by Parent, Merger Sub or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(iii) except as provided in Sections 1.5(a)(i) and 1.5(a)(ii), and subject to Sections 1.5(b), 1.5(c), 1.5(d), 1.7 and 1.8, each share of Company Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive (A) 0.3450 (the “Exchange Ratio”) of a share of Parent Common Stock and (B) $197.00 in cash, without interest (the “Per Share Cash Amount”); and
(iv) each share of the common stock, $0.01 par value per share, of Merger Sub outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.
(b) If, during the period commencing on the date of this Agreement and ending at the earlier of (i) the valid termination of this Agreement pursuant to Section 7.1 and (ii) the Effective Time (the “Pre-Closing Period”), the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by the Company during the Pre-Closing Period, or a record date with respect to any such event occurs during the Pre-Closing Period, then the Exchange Ratio and the Per Share Cash Amount will be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. If, during the Pre-Closing Period, the outstanding shares of Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by Parent during the Pre-Closing Period, or a record date with respect to any such event occurs during the Pre-Closing Period, then the Exchange Ratio (but not the Per Share Cash Amount) will be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action.

(c) No fraction of a share of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional share shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock issuable to such holder hereunder) shall, in lieu of such fraction of a share, upon surrender of such holder’s Company Stock Certificate(s) or the transfer of Uncertificated Company Shares, be paid in cash the dollar amount (rounded up to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of Parent Common Stock on the Parent Stock Exchange on the trading day immediately preceding the Closing Date.
(d) If the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger (including all shares of Parent Common Stock which may be issued after the Effective Time pursuant to Converted Options, Converted RSUs and Assumed Shares) would exceed 19.9999% of the issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time (the “Maximum Share Number”), (i) the Exchange Ratio shall be reduced to the minimum extent necessary (rounded down to four decimal places) such that the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger (including all shares of Parent Common Stock which may be issued after the Effective Time pursuant to Converted Options and Converted RSUs and Assumed Shares) does not exceed the Maximum Share Number (the amount of such reduction in the Exchange Ratio, the “Exchange Ratio Reduction Amount”) and (ii) the Per Share Cash Amount shall be increased by an amount equal to (A) the closing trading price of Parent Common Stock on the Parent Stock Exchange for the trading day immediately preceding the Closing Date, multiplied by (B) the Exchange Ratio Reduction Amount (rounded down to the nearest one-hundredth of a cent). For the avoidance of doubt, nothing in this Section 1.5(d) shall be deemed to limit or otherwise affect any right of Parent to invoke the failure of any condition set forth in Section 6, or to terminate this Agreement pursuant to Section 7.1, if Parent would otherwise have such right under Section 6 or Section 7.1, respectively.
1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) except for shares of Company Common Stock that continue to be held by a Subsidiary of the Surviving Corporation following the Effective Time in accordance with Section 1.5(a)(i), all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time (each such certificate, a “Company Stock Certificate”) or uncertificated shares of Company Common Stock represented by book-entry positions (each such share, an “Uncertificated Company Share”) shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate or Uncertificated Company Share is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate or Uncertificated Company Share shall be canceled and shall be exchanged as provided in Section 1.7.
1.7 Exchange of Company Stock Certificates.
(a) On or prior to the Closing Date, Parent shall select Parent’s transfer agent (after consultation with the Company) or another reputable bank or trust company reasonably acceptable to the Company to act as exchange agent in the Merger (the “Exchange Agent”). At or promptly after the Effective Time, Parent shall cause to be deposited with the Exchange Agent: (i) certificates or book-entry positions representing the shares of Parent Common Stock issuable pursuant to Section 1.5(a)(iii); and (ii) cash sufficient to make payments of the cash consideration payable pursuant to Section 1.5(a)(iii) (including payments to be made in lieu of fractional shares in accordance with Section 1.5(c)). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to the deposited shares of Parent Common Stock are referred to collectively as the “Exchange Fund.” In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 1.5, Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange

Agent in an amount that is equal to the deficiency, which additional funds will be deemed to be part of the Exchange Fund. Parent shall cause the Exchange Fund to be (A) held for the benefit of the holders of Company Common Stock and (B) applied promptly to make payments pursuant to Section 1.5. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.5, except as expressly provided for in this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as directed by Parent.
(b) Promptly after the Effective Time, Parent shall use reasonable best efforts to cause the Exchange Agent to mail to the Persons who, as of the Effective Time, were record holders of Company Stock Certificates: (i) a notice advising such holder of the effectiveness of the Merger; (ii) a letter of transmittal in customary form as reasonably acceptable to each of Parent, the Company and the Exchange Agent (including a provision confirming that delivery of a Company Stock Certificate will be effected, and risk of loss and title to such Company Stock Certificate will pass, only upon proper delivery of such Company Stock Certificate to the Exchange Agent); and (iii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with the delivery of a duly executed letter of transmittal and such other customary documents as may be reasonably required by the Exchange Agent in connection with the surrender of such Company Stock Certificate, (A) Parent shall cause the Exchange Agent to issue the number of whole shares of Parent Common Stock, if any, that the holder of such Company Stock Certificate is entitled to receive pursuant to Section 1.5(a)(iii) in exchange therefor, in non-certificated book-entry form in the name of such holder, and to mail to such Person, as promptly as reasonably practicable thereafter, (1) a statement reflecting the number of whole shares of Parent Common Stock so issued and (2) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.7(i)) of the cash consideration that the holder of such Company Stock Certificate is entitled to receive pursuant to Section 1.5(a)(iii) (including payments to be made in lieu of fractional shares in accordance with Section 1.5(c) and any unpaid dividends or distributions that such Person has the right to receive pursuant to Section 1.7(c), as applicable), in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Company Stock Certificate, and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.5.
(c) Any holder of Uncertificated Company Shares will not be required to deliver a Company Stock Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration payable with respect to such Uncertificated Company Shares. Upon receipt of an “agent’s message” in customary form after the Effective Time with respect to such holder, (i) Parent shall cause the Exchange Agent to (A) issue the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to Section 1.5(a)(iii) in exchange therefor, in non-certificated book-entry form in the name of such holder, and (B) mail to such Person, as promptly as reasonably practicable thereafter, (1) a statement reflecting the number of whole shares of Parent Common Stock so issued and (2) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.7(i)) of the cash consideration that the holder of such Uncertificated Company Shares is entitled to receive pursuant to Section 1.5(a)(iii) (including payments to be made in lieu of fractional shares in accordance with Section 1.5(c) and any unpaid dividends or distributions that such Person has the right to receive pursuant to Section 1.7(c), as applicable), in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Uncertificated Company Shares, and (ii) the Uncertificated Company Shares so transferred shall be canceled. The Exchange Agent shall accept transferred Uncertificated Company Shares upon compliance with such reasonable instructions as the Exchange Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. Until transferred as contemplated by this Section 1.7(c), each Uncertificated Company Share shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.5.

(d) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate or Uncertificated Company Share that has not been transferred, in each case with respect to the Parent Common Stock that such holder has the right to receive in the Merger, until such holder surrenders such Company Stock Certificate or transfers such Uncertificated Company Share in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).
(e) In the event of a transfer of ownership of any shares of Company Common Stock which are not registered in the transfer records of the Company, payment of Merger Consideration may be made to a Person other than the holder in whose name the Company Stock Certificate formerly representing such shares or Uncertificated Company Shares is registered if: (i) any such Company Stock Certificate is properly endorsed or otherwise in proper form for transfer; and (ii) such holder has paid any fiduciary or surety bonds and any transfer or other similar Taxes required by reason of the payment of such Merger Consideration to a Person other than such holder (or has established to the reasonable satisfaction of Parent that such bonds and Taxes have been paid or are not applicable).
(f) If any Company Stock Certificate is lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such reasonable amount as Parent may direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate. No interest will be paid or will accrue on any Merger Consideration payable to holders of Company Stock Certificates or in respect of Uncertificated Company Shares.
(g) Any portion of the Exchange Fund that remains undistributed to former holders of shares of Company Common Stock as of the date that is 12 months after the date on which the Merger becomes effective will be delivered to Parent upon demand, and any former holders of shares of Company Common Stock who have not theretofore surrendered their Company Stock Certificates, or complied with the procedures established by the Exchange Agent for transfer of Uncertificated Company Shares, in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Merger Consideration.
(h) If any Company Stock Certificate has not been surrendered, or any Uncertificated Company Share has not been transferred, by the earlier of (i) the fifth anniversary of the date on which the Merger becomes effective and (ii) the date immediately prior to the date on which the Merger Consideration that such Company Stock Certificate or Uncertificated Company Share represents the right to receive would otherwise escheat to or become the property of any Governmental Body, then such Merger Consideration shall, to the extent permitted by applicable Legal Requirements, become the property of Parent, free and clear of any claim or interest of any Person previously entitled thereto. None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.
(i) Notwithstanding any other provision of this Agreement, each of the Company, Parent, the Surviving Corporation and the Exchange Agent shall be entitled (i) to deduct and withhold (or cause to be deducted or withheld) from any consideration payable or otherwise deliverable pursuant to this Agreement, such amounts as may be required to be deducted or withheld therefrom under any Legal Requirement and (ii) to timely request any necessary Tax forms to minimize any such deductions or withholdings, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar forms, from the Company or any other Person before a payment is made to the Company or such other Person, as applicable, pursuant to this Agreement. To the extent such amounts are so deducted or withheld and timely paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.8 Dissenting Shares.
(a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has made a proper demand for appraisal of such shares of Company Common Stock in accordance with Section 262 of the DGCL and who has otherwise complied with all applicable provisions of Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 1.5(a)(iii), but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.
(b) If any Dissenting Shares lose their status as such (through failure to perfect or otherwise), then, effective as of the later of the Effective Time and the date of loss of such status, such shares will be deemed automatically to have been converted into, and shall represent only, the right to receive Merger Consideration in accordance with Section 1.5(a)(iii), without interest thereon, upon surrender of the Company Stock Certificate representing such shares or, if such shares are Uncertificated Company Shares, upon compliance with the procedures established by the Exchange Agent for the transfer of such Uncertificated Company Shares, in each case in accordance with Section 1.7.
(c) The Company shall give Parent: (i) prompt notice of any demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL and relating to any demand for appraisal; and (ii) the opportunity to participate in (but not direct) all negotiations and proceedings with respect to any such demand, notice or instrument relating to any demand for appraisal. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent has given its prior written consent to such payment or settlement offer.
1.9 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company and Merger Sub, then the officers and directors of Parent and the Surviving Corporation shall be fully authorized (in the name of the Company, in the name of Merger Sub or otherwise) to take such action.
Section 2. Representations and Warranties of the Company
The Company represents and warrants to Parent and Merger Sub as follows (it being understood that the representations and warranties contained in this Section 2 are subject to: (a) the exceptions and disclosures set forth in the Company Disclosure Schedule (subject to Section 8.6); and (b) the disclosures in any Company SEC Report filed with the SEC at least two Business Days before the date of this Agreement (but (i) without giving effect to any amendment thereto filed with the SEC thereafter, (ii) excluding any disclosure contained under the heading “Risk Factors” or any similar heading or caption, any disclosure of risks included in any “forward-looking statements” disclaimer and any other statement or other disclosure that is similarly predictive or forward-looking, and (iii) excluding any Company SEC Reports that are not publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) on the date at least two Business Days before the date of this Agreement)):
2.1 Subsidiaries; Due Organization; Etc.
(a) Part 2.1(a) of the Company Disclosure Schedule contains an accurate and complete list, as of the date of this Agreement, of the name and jurisdiction of organization of each Subsidiary of the Company. Neither the Company nor any of the other Acquired Companies owns any capital stock of, or any equity interest of any nature in, any other Entity other than another Acquired Company or equity securities of publicly traded Entities acquired for cash management or passive investment purposes in the ordinary course of business. None of the Acquired Companies is obligated to make, or is bound by any Contract under which it is or may become obligated to make, any future investment in or capital contribution to any other Entity except to any other Acquired Company.

(b) Each of the Acquired Companies is duly organized, validly existing and in good standing (in jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except, in each case, as would not reasonably be expected to have a Material Adverse Effect on the Company. Each of the Acquired Companies is qualified to do business as a foreign entity and is in good standing (in jurisdictions that recognize the concept of good standing), under the laws of all jurisdictions where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.
2.2 Certificate of Incorporation and Bylaws. The Company has Made Available to Parent true, complete and correct copies of the certificate of incorporation, bylaws and other charter and organizational documents of the Company and each of the Company’s Significant Subsidiaries as in effect as of the date of this Agreement. No Acquired Company is in violation of any of the provisions of the certificate of incorporation or bylaws (or equivalent charter and organizational documents) of such Entity, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies as a whole.
2.3 Capitalization, Etc.
(a) The authorized capital stock of the Company consists of: (i) 300,000,000 shares of Company Common Stock; and (ii) 2,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”). As of 5:00 p.m. (California time) on January 11, 2024 (the “Company Listing Date”): (A) 86,917,171 shares of Company Common Stock were issued and outstanding; (B) no shares of Company Preferred Stock were issued and outstanding; and (C) 8,350,136 shares of Company Common Stock were held by the Company as treasury shares. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of any preemptive rights. There are no shares of Company Common Stock held by any of the Company’s Subsidiaries. There is no Company Contract relating to the voting or registration of any shares of Company Common Stock. Except pursuant to Company Equity Plans and the agreements evidencing outstanding Company Equity Awards issued thereunder, none of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it is, or may become, obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities of the Company.
(b) As of 5:00 p.m. (California time) on the Company Listing Date: (i) 100,670 shares of Company Common Stock were subject to issuance pursuant to Company options granted and outstanding under the Company Equity Plans ( “Company Options”); (ii) 671,653 shares of Company Common Stock are reserved for future issuance pursuant to the Company’s 2022 Employee Stock Purchase Plan (the “Company ESPP”); (iii) 1,346,526 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company restricted stock units (“Company RSUs”) (which includes any deferred stock units); (iv) no shares of Company Common Stock were subject to stock appreciation rights, whether granted under the Company Equity Plans or otherwise; (v) no Company Equity Awards were outstanding other than those granted under the Company Equity Plans; and (vi) 3,050,285 shares of Company Common Stock were reserved for future issuance pursuant to Company Equity Awards not yet granted under the Company Equity Plans. The exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option.
(c) Part 2.3(c) of the Company Disclosure Schedule accurately sets forth the following information with respect to each Company Equity Award outstanding as of 5:00 p.m. (California time) on the Company Listing Date: (i) the Company Equity Plan (if any) pursuant to which such Company Equity Award was granted; (ii) the identification number of the holder of such Company Equity Award; (iii) the number of shares of Company Common Stock subject to such Company Equity Award (including, for Company Equity Awards subject to performance-based vesting requirements, if any, both the target and the maximum number of shares of Company Common Stock); (iv) the exercise price (if any) of such Company Equity Award; (v) the date on which such Company Equity Award was granted; (vi) the applicable vesting schedule, and the extent to which such Company Equity Award is vested and/or exercisable; (vii) the date on which such Company Equity Award expires; and (viii) if such Company Equity Award is a Company Option, whether it is an “incentive stock option” (as defined in the Code) or a non-qualified stock option.
(d) Except (x) as set forth in Sections 2.3(a) and 2.3(b) and in Part 2.3(c) of the Company Disclosure Schedule, (y) for changes since 5:00 p.m. (California time) on the Company Listing Date resulting from the exercise of Company Options or the vesting of Company RSUs, in each case, outstanding as of the Company Listing Date and in accordance with their terms and (z) as may be issued in compliance with Section 4.2(b)(ii): (i) the Company does not have any shares of capital stock or other equity interests outstanding; and (ii) there is no (A) outstanding equity-based compensation award, subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Companies, (B) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Companies or (C) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Companies is, or may become, obligated to sell or otherwise issue any shares of its capital stock or any other securities.
(e) All outstanding shares of Company Common Stock, options, warrants, equity-based compensation awards (whether payable in equity, cash or otherwise) and other securities of the Acquired Companies have been issued and granted in compliance with: (i) all applicable Legal Requirements; and (ii) all requirements set forth in Contracts to which the Company is a party.
(f) All outstanding Company Options and Company RSUs were issued and granted in compliance with the Company Equity Plan and all applicable Legal Requirements.
(g) All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights (other than in favor of the Company or a wholly owned Subsidiary of the Company), and are owned directly or indirectly by the Company (except for de minimis equity interests held by a third party for local regulatory reasons), free and clear of any Encumbrances, other than Permitted Encumbrances and restrictions on transfer under applicable securities laws.
2.4 SEC Filings; Financial Statements.
(a) The Company has timely filed or furnished all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents required to be filed or furnished by the Company with the SEC since January 1, 2021 (the “Company SEC Reports”). None of the Company’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Company SEC Reports, the principal executive officer and principal financial officer of the Company have made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act (each such required certification, a “Certification”), and the statements contained in each Certification are accurate and complete in all material respects as of its date. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Reports. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Reports is the subject of any ongoing review by the SEC.

(b) The consolidated financial statements (including any related notes and auditor reports) contained or incorporated by reference in the Company SEC Reports: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not be material in amount to the Acquired Companies, taken as a whole); and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Acquired Companies are required by GAAP to be included in the consolidated financial statements of the Company.
(c) The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the applicable requirements of the Exchange Act and has been designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(d) Since January 1, 2021, to the Knowledge of the Company, the Company has not had: (i) any significant deficiency or material weakness in the design or operation of its internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (ii) any fraud that involves management or any other employee who has (or has had) a significant role in the Company’s internal control over financial reporting.
(e) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures comply with the applicable requirements of the Exchange Act and have been designed to ensure that all material information concerning the Acquired Companies is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.
(f) Since January 1, 2021, none of the Acquired Companies has entered into or effected any securitization transactions or any “off-balance sheet arrangements” of the type required to be disclosed pursuant to Item 303 of Regulation S-K under the Exchange Act.
(g) The reserves reflected in such financial statements have been determined and established in accordance with GAAP in all material respects and have been calculated in a consistent manner.
2.5 Absence of Changes. Between the date of the Company Balance Sheet and the date of this Agreement: (a) there has not been any Material Adverse Effect on the Company; and (b) none of the Acquired Companies has taken any action, or authorized, approved, committed, agreed or offered to take any action, that if taken during the Pre-Closing Period would require Parent’s consent under Section 4.2(b)(i), Section 4.2(b)(iii) Section 4.2(b)(v), Section 4.2(b)(x), Section 4.2(b)(xiii) or Section 4.2(b)(xv).
2.6 Title to Tangible Assets. Except with respect to real property or Intellectual Property Rights, the Acquired Companies own, and have good and valid title to, all material tangible assets owned or purported to be owned by them, including: (a) all material assets reflected on the Company Balance Sheet; and (b) all other material assets reflected in the books and records of the Acquired Companies as being owned by the Acquired Companies. All of such material assets are owned by the Acquired Companies free and clear of any Encumbrances, except for Permitted Encumbrances (including those Permitted Encumbrances listed on Part 2.6 of the Company Disclosure Schedule).

2.7 Real Property; Equipment; Leasehold.
(a) Part 2.7(a)(i) of the Company Disclosure Schedule sets forth the address of each parcel of material real property owned by the Acquired Companies as of the date of this Agreement (the “Owned Real Property”). Other than the Owned Real Property, none of the Acquired Companies owns any real property or any interest in real property as of the date of this Agreement. The Acquired Companies are the sole owners of the Owned Real Property and, subject to the Permitted Encumbrances, have good and valid fee simple title and, to the Knowledge of the Company, marketable title to the Owned Real Property, and the Owned Real Property is free and clear of any Encumbrances, except for Permitted Encumbrances. Part 2.7(a)(ii) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of all real property leased, subleased, licensed or otherwise occupied by any of the Acquired Companies pursuant to any lease, sublease, license or similar occupancy agreement from any other Person, in each case, in excess of 35,000 square feet (such real property being referred to as “Leased Real Property” and each such lease, sublease, license or occupancy agreement being referred to as a “Lease”). The Company has Made Available to Parent accurate and complete copies of all Leases pursuant to which any Acquired Company leases real property in excess of 75,000 square feet. To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all of the Leases are valid and in full force and effect, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Legal Requirement now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a Legal Proceeding or in equity), none of the Leases have been modified, amended or supplemented, in writing or otherwise, and all rents, additional rents and other amounts due pursuant to each Lease have been paid, and to the Knowledge of the Company, there is no default or event which, with the passage of time, the giving of notice or both, would become a material default by any party under any Lease. To the Knowledge of the Company, there are no subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any Leased Real Property to any Person other than the Acquired Companies, and there is no Person in possession of any Leased Real Property other than the Acquired Companies, except in each case in a manner that would not interfere in any material respect with the Company’s use of such Leased Real Property in the ordinary course of business.
(b) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability, no Acquired Company has made any alterations, additions or improvements to the Leased Real Property that are required to be removed at the termination of the applicable lease term, subject to any removal rights held by any landlord pursuant to any Lease.
(c) All material items of equipment and other tangible assets owned by or leased to the Acquired Companies (including the Leased Real Property) are adequate for the uses to which they are being put and, to the Knowledge of the Company, are in good and safe condition and repair in all material respects (ordinary wear and tear excepted).
2.8 Intellectual Property; Data Privacy and Security.
(a) The Company has Made Available to Parent schedule(s) accurately identifying in all material respects: each item of Registered IP in which any Acquired Company has (or purports to have) an ownership interest as of the date hereof (collectively, “Company Registered IP”), specifying in each case, as applicable, jurisdiction, title, application, registration and serial number, date, record owner(s) (and if different, the legal owner(s)) and any joint owners.
(b) (i) Part 2.8(b)(i) of the Company Disclosure Schedule accurately identifies each Company Inbound License and (ii) Part 2.8(b)(ii) of the Company Disclosure Schedule accurately identifies each Company Outbound License, in each case of (i) and (ii), in all material respects.
(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Acquired Companies exclusively own all right, title and interest in and to all Company IP, free and clear of any Encumbrances, except for Permitted Encumbrances. Without limiting the generality of the foregoing, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (i) each

Person (including any current and former employee, consultant and contractor of the Acquired Companies) who is or was involved in the creation, invention, contribution or development of any Intellectual Property Rights for or on behalf of any Acquired Company has assigned (pursuant to present-tense assignment language in assignment agreements entered into in the United States (or that are otherwise subject to United States law) and in any other jurisdictions where such language is required to effect a transfer of ownership) in writing to an Acquired Company all of such Person’s right, title and interest in and to such Intellectual Property Rights (to the extent such rights do not vest initially in an Acquired Company by operation of law), and no such Person owns or has any right, claim, interest or option in, to or under any such Intellectual Property Rights, including any material right to further remuneration or consideration, nor has any such Person made or threatened any assertions with respect to any alleged ownership or any such right, claim, interest or option; (ii) no funding, facilities or resources of any Governmental Body, university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development or creation of any Company IP (any such entity, a “Governmental Research Entity”) in any manner or under any circumstances that gives or has given any Governmental Research Entity any ownership in, or rights (including license rights) to, any Company IP; (iii) each Acquired Company has taken reasonable measures to maintain the confidentiality of its Trade Secrets included in the Company IP and any Trade Secrets of a third Person used by or licensed to the Acquired Companies, and, since January 1, 2021, there has been no unauthorized access, use or disclosure of such Trade Secrets; (iv) none of the Acquired Companies: (A) is or has been a member of, made any submission or contribution to, or is subject to any Contract with, any forum, consortium, patent pool, standards body or similar organization (each, a “Standards Organization”) that does or would obligate any Acquired Company to agree to grant or offer a license or other right to, or otherwise impair its control of, any Company IP; or (B) has received a request in writing from any Person for any license or other right to any Company IP in connection with the activities of or participation in any Standards Organization; and (v) the Acquired Companies own or otherwise have sufficient rights in, and after the Closing the Surviving Corporation will continue to own or otherwise have sufficient rights in, all Intellectual Property Rights necessary to conduct the business of the Acquired Companies as currently conducted.
(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all Company Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable. Without limiting the generality of the foregoing and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (i) with respect to each item of Company Registered IP, (A) all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining such Company Registered IP, and each such item is currently in compliance with formal Legal Requirements (including payment of filing, examination, and maintenance fees and proofs of use); and (B) all necessary assignments, changes of name and other instruments necessary to perfect the rights of the Acquired Companies in any Company IP that is Registered IP and to record an Acquired Company as the sole record owner of each item of Company Registered IP have been duly executed and validly recorded in a timely manner with the appropriate Governmental Body or domain name registrar, as applicable; and (ii) since January 1, 2021, no Legal Proceeding is or has been pending or, to the Knowledge of the Company, threatened in writing, in which the ownership, use, validity or enforceability of any Company IP is being or has been contested or challenged (other than routine prosecution activities of patent, trademark or copyright offices that do not involve adversarial claims by third parties).
(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or to have a Material Adverse Effect on Parent, neither the execution, delivery or performance of this Agreement nor the consummation of any of the Contemplated Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, any of the following (including if a Consent is required to avoid any of the following): (i) the grant, assignment or transfer to any other Person of any license or other right, immunity, or interest under, in or to any Company IP or Intellectual Property Rights

owned by any Acquired Company, Parent, the Surviving Corporation or any of their respective Affiliates; (ii) any Acquired Company, Parent, the Surviving Corporation, or any of their respective Affiliates being bound by, or subject to, any exclusivity commitment, non-competition agreement or other limitation or restriction on the operation of their respective businesses or the use, exploitation, assertion or enforcement of Intellectual Property Rights anywhere in the world; or (iii) any Acquired Company, Parent, the Surviving Corporation or any of their respective Affiliates being obligated to pay any royalties or other amounts to any Person with respect to Intellectual Property Rights of any such Person in excess of those payable by the Acquired Companies pursuant to those Contracts set forth in Part 2.8(b)(i) of the Company Disclosure Schedule or Contracts that constitute licenses for Off-the-Shelf Software.
(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2021, (i) no Company Product nor the operation of the business of any Acquired Company has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates, any Intellectual Property Right of any other Person and (ii) no Acquired Company has (A) received any written notice from any third Person (including any cease & desist letter, invitation to license or indemnity claim) or (B) been involved in any Legal Proceeding (and, to the Knowledge of the Company, no Legal Proceeding has been threatened against any Acquired Company in writing), in each case of (A) and (B), alleging that any Company Product or the operation of the business of any Acquired Company infringes, misappropriates or otherwise violates the Intellectual Property Rights of any other Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, no Company IP is being infringed, misappropriated or otherwise violated by any other Person.
(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2021, none of the Acquired Companies, or any other Person acting on their behalf, has delivered, licensed or disclosed to any Person, agreed to deliver, license or disclose to any Person, or permitted the delivery or disclosure to any escrow agent or other Person of any Source Material for any Company Product or Company Software, except for disclosures to employees, consultants or contractors under binding written agreements that prohibit use or disclosure except in the performance of services to the Acquired Companies. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the execution, delivery or performance of this Agreement nor the consummation of any of the Contemplated Transactions will, or would reasonably be expected to, with or without notice or lapse of time, result in the delivery, license or disclosure of (or a requirement that any Acquired Company or other Person deliver, license, or disclose) any Source Material for any Company Product or Company Software to any escrow agent or other Person (including delivery or disclosure by an escrow agent to any other Person).
(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, no Open Source Software has been used in any manner that does, or could be reasonably expected to (pursuant to the terms of the relevant Open Source Software license terms), (i) impose or purport to impose a requirement or condition that an Acquired Company grant a license under or to, or refrain from asserting or enforcing, its Intellectual Property Rights or (ii) with respect to any Company Product or Company Software, or any portion thereof, require it to be: (x) offered, disclosed, distributed or made available in source code form; (y) licensed for the purpose of making modifications or derivative works; or (z) redistributable at no or minimal charge. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each Acquired Company has at all times complied with, and is currently in compliance with, all of the licenses, conditions, and other requirements applicable to Open Source Software.
(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2021, the Processing of Personal Data by or, to the Knowledge of the Company, on behalf of the Acquired Companies has complied and complies with: (i) each of the Acquired Companies’ policies and notices relating to the privacy or security of

Personal Data; (ii) each Company Contract to the extent involving or relating to the Processing of Personal Data; and (iii) applicable Information Privacy and Security Laws and industry standards (including PCI DSS) ((i)-(iii), collectively, the “Privacy and Security Requirements”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2021, each Acquired Company has obtained valid and informed consents from, and given notices to, the Person who is the subject of the Personal Data to the extent required under the Privacy and Security Requirements.
(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2021, the Acquired Companies have taken reasonable steps (including implementing, maintaining and monitoring compliance with organizational, physical and technical measures with respect to information security that comply with all applicable Privacy and Security Requirements) to protect (i) the integrity, physical and electronic security and continuous operation of the Company IT Systems and (ii) all Personal Data and Trade Secrets stored thereon or Processed thereby against unauthorized access, acquisition, use, modification, alteration or disclosure.
(k) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, as of the date hereof, all of the Company Software and Company Products are operational and fit for their intended uses and conform with their documentation and none of the Company Software or Company Products fail to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software or Company Product. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2021, there have not been, and are, no written claims asserted against the Acquired Companies or, to the Knowledge of the Company, any of its customers, end users or distributors, alleging that the Company Products or Company Software fail to comply with any applicable warranty or other contractual commitment, nor, to the Knowledge of the Company, have there been any written threats thereof.
(l) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, since January 1, 2021, there have been no cyberattacks, breaches (including ransomware attacks), violations, outages, disruptions or unauthorized uses of or accesses to any Company IT Systems, or any breaches, losses, thefts, misuses or the rendering unavailable of, or unauthorized accesses to or use of, any data stored thereon or Processed thereby or any Personal Data or Trade Secrets otherwise owned, Processed, or controlled by or on behalf of any of the Acquired Companies, other than those that were resolved without material cost and liability and without a duty to notify any Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2021, each Acquired Company has performed data security risk audits, assessments and penetration testing in accordance with generally recognized industry standards (including at a frequency consistent with such industry standards, taking into account the volume and sensitivity of data (including Personal Data and Trade Secrets) Processed by the Acquired Companies, but no less frequent than once annually), including with respect to Company Products and Company Software, and addressed and fully remediated, or, solely with respect to threats and deficiencies identified within the past seven days, has implemented a plan to address and fully remediate within one month, all “critical” and “high” risk threats and deficiencies identified in such data security risk audits, assessments and penetration testing.
(m) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, no Acquired Company (i) is subject to any pending or, since January 1, 2021, to the Knowledge of the Company, threatened, Legal Proceeding alleging a violation of any Privacy and Security Requirements; or (ii) has received since January 1, 2021, any written claim, complaint, warning from a Person or any enforcement or investigation notice or audit request from a Governmental Body relating to any such alleged violation. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the execution, delivery and performance of this Agreement and the Contemplated Transactions, comply with all applicable Privacy and Security Requirements.
(n) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each Acquired Company has taken reasonable measures to secure all Company Products and Company Software prior to selling, distributing, conveying, deploying or making it available and has made patches and updates to such Company Products and Company Software in accordance with generally recognized industry standards. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, no Company Product or Company Software contains (i) any bug, defect or error that adversely affects the value, use, functionality or performance of such Company Software or Company Product, or any product or Company IT System containing or used in conjunction with such Company Software or Company Product, or (ii) any listening or recording device of which the user or customer is not made aware, or any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry), software routine, disabling codes or instructions or other vulnerabilities, faults or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, information Processed by Company Products or Company Software, or any Company IT System on which such code is stored or installed; or (B) damaging or destroying any data or file without the user’s consent. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, since January 1, 2021, the Company Products have not caused any failures or crashes or introduced any bugs, other defects or malicious code in or to any information technology or computer systems of any other Person, nor caused any cyberattacks or breaches to or of any such systems, or losses or theft of any data stored thereon or Processed thereby.
(o) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company IT Systems (i) are in good repair, ordinary wear and tear excepted, and in operating condition to effectively perform all information technology operations reasonably necessary to conduct each Acquired Company’s business as currently conducted, (ii) do not contain any viruses or other computer code intentionally designed to disrupt, disable, or harm in any manner the operation of, or to provide unauthorized access to, any IT System or data stored thereon or Processed thereby and (iii) since January 1, 2021, have not failed, broken down or continued to perform in a substandard manner that has caused a disruption or interruption in or to the operation of any Acquired Company’s business. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2021, each Acquired Company has implemented and maintained reasonable backup, security and disaster recovery technology, plans, procedures and facilities consistent with all applicable Privacy and Security Requirements, and the Acquired Companies carry out periodic audits and tests of its backup, security and disaster recovery technology, plans, procedures and facilities.
Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in Section 2.5, this Section 2.8, Section 2.9, Section 2.10, Section 2.19 and Section 2.23 are the only representations and warranties being made of the Company in this Agreement with respect to Intellectual Property Rights, privacy or data security (including Privacy and Security Requirements), IT Systems, Company Software.
2.9 Material Contracts.
(a) Part 2.9(a) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each of the following Company Contracts (each, excluding any Collective Bargaining Agreements, Company Plans and Leases a “Material Contract”):
(i) any material joint venture agreement or similar Contract involving a sharing of profits or revenue based on equity ownership in a Person with any Person that is not an Acquired Company,

other than (A) Contracts requiring payment to or by any Acquired Company of license fees in an aggregate amount below $10,000,000 per annum or (B) any reseller or channel partner agreement or commercial partnership agreement;
(ii) any Contracts of the type required to be set forth in Part 2.8(b) of the Company Disclosure Schedule;
(iii) any Contract relating to the development of any Intellectual Property Rights material to the Acquired Companies, taken as a whole, under which such development is ongoing, except for (A) development of Intellectual Property Rights to the Acquired Companies from their employees or contractors on terms with respect to Intellectual Property Rights consistent in all material respects with standard forms used by the Acquired Companies and Made Available to Parent, (B) Company Outbound Licenses and (C) Company Inbound Licenses.
(iv) any Contract: (A) relating to the disposition or acquisition after the date of this Agreement by any Acquired Company of any assets or any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) for consideration in excess of $20,000,000; or (B) pursuant to which any Acquired Company will acquire any interest, or will make an investment, in any other Person, other than another Acquired Company, of more than $20,000,000;
(v) any Contract imposing any restriction in any material respect on the right or ability of any Acquired Company: (A) to engage in any line of business or compete with, or provide any service to, any other Person or in any geographic area; (B) grants exclusive rights to license, market, sell or deliver any product or service of any Acquired Company; (C) contains any “most favored nation” or similar provision in favor of the counterparty; (D) contains a right of first refusal, first offer or first negotiation or any similar right with respect to a material asset owned by an Acquired Company; or (D) provides for a “sole source” or similar relationship or contains any provision that requires the purchase of all or any portion of an Acquired Company’s requirements from any third party;
(vi) each Contract that provides to another Person the right to purchase, license or otherwise acquire an unlimited quantity of or unlimited usage of Company Products (based on any Acquired Company’s ordinary pricing metrics for such Company Products) for a fixed aggregate price or at no additional charge (including through “enterprise wide,” “unlimited use” or “all you can eat” provisions);
(vii) any mortgage, indenture, guarantee, loan, credit agreement, security agreement or other Contract relating to the borrowing of money, extension of credit or granting of an Encumbrance (other than a Permitted Encumbrance), in each case, for a principal amount in excess of $100,000,000, other than: (A) accounts receivable and accounts payable; (B) loans to, guarantees of obligations of, or capital contributions to direct or indirect wholly owned Subsidiaries of the Company, in each case, arising or provided in the ordinary course of business consistent with past practice; (C) accrued expenses in the ordinary course of business; (D) extensions of credit to customers in the ordinary course of business and (E) letters of credit in the ordinary course of business;
(viii) any Contract that creates any obligation under any interest rate, currency or commodity derivative or hedging transaction (other than any such transaction in the ordinary course of business);
(ix) any Contract with a Major Customer or a Major Supplier;
(x) any settlement of a Legal Proceeding: (A) that materially restricts or imposes any material obligation on any Acquired Company (including co-existence agreements and any Contracts restricting registrations, use or licensing of Company IP) or materially disrupts the business of any of the Acquired Companies as currently conducted; or (B) that would require any of the Acquired Companies to pay consideration valued at more than $5,000,000 in the aggregate after the date of this Agreement;

(xi) any Government Contract with an annual contract value in excess of $10,000,000;
(xii) any Contract (other than a Contract evidencing any Company Equity Award on the form or forms used by the Company in the ordinary course of business and Made Available to Parent): (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any security of the Company, other than any non-disclosure agreement or similar Contract; (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any security of the Company; or (C) providing any Person with any right of first refusal or similar right with respect to, or right to repurchase or redeem, any security of the Company;
(xiii) any Contract not disclosed against another subsection of this Section 2.9(a) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act); and
(xiv) any other Contract that is not listed in subsections (i)-(xiii) above and that contemplates or involves the payment or delivery of cash or other consideration by or to any Acquired Company in an amount or having a value in excess of $10,000,000 over the 12 month period following the date of this Agreement, or contemplates or involves the performance of services by or for any Acquired Company having a value in excess of $10,000,000 over the 12 month period following the date of this Agreement, other than a Contract or purchase order for the sale or purchase of products or services in the ordinary course of business.
(b) Each Company Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Enforceability Exceptions, except as would not reasonably be expected to have a Material Adverse Effect on the Company. None of the Acquired Companies, and, to the Knowledge of the Company, no other Person, has materially violated or breached, or committed any material default under, any Company Contract. To the Knowledge of the Company, as of the date hereof, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to: (i) result in a material violation or breach of any of the provisions of any Material Contract; (ii) give any Person the right to declare a material default or exercise any remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel, terminate or modify any Material Contract. Between January 1, 2021 and the date hereof, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible material violation or breach of, or material default under, any Material Contract. The Company has Made Available to Parent an accurate and complete copy of each Material Contract.
2.10 Company Products. No Acquired Company is obligated to, and no Acquired Company has indicated that it would (a) provide any recipient of any Company Product or prototype (or any other Person) with any upgrade, improvement or enhancement of a Company Product or prototype, except as a part of the Acquired Company’s standard maintenance and support program or (b) design or develop a new product, or a customized, improved or new version of a Company Product, for any other Person.
2.11 Major Customers and Suppliers.
(a) Part 2.11(a) of the Company Disclosure Schedule sets forth an accurate and complete list of the 20 largest customers (including distributors and resellers) on an annual contract value basis during the twelve-month period ended September 30, 2023 (each, a “Major Customer”). To the Knowledge of the Company, no Acquired Company has any pending material dispute with any Major Customer. No Acquired Company has received any written notice or, to the Knowledge of the Company, other communication from any Major Customer to the effect that such Major Customer will not continue as a customer of any of the Acquired Companies or to the effect that such Major Customer intends to terminate or materially reduce the expected benefits to the Acquired Company of any existing Contract with any of the Acquired Companies.
(b) Part 2.11(b) of the Company Disclosure Schedule sets forth an accurate and complete list of each supplier who was one of the 20 largest suppliers of the Acquired Companies during the twelve-month period ended December 5, 2023, based on amounts paid or payable to such suppliers (excluding any amounts paid or payable under any OEM or royalty arrangements) (each a “Major Supplier”). To the Knowledge of the Company, no Acquired Company has any pending material dispute with any Major Supplier. No Acquired Company has received any written notice or, to the Knowledge of the Company, other communication from any Major Supplier to the effect that such Major Supplier will likely not continue as a supplier of any of the Acquired Companies or to the effect that such Major Supplier intends to terminate or materially reduce the expected benefits to the Acquired Company of any existing Contract with any of the Acquired Companies.
2.12 Liabilities. None of the Acquired Companies has any Liability of any nature, other than: (i) liabilities identified as such in the “liabilities” column of the Company Balance Sheet; (ii) liabilities that have been incurred by the Acquired Companies since the date of the Company Balance Sheet in the ordinary course of business; (iii) liabilities for performance of obligations of the Acquired Companies under Company Contracts, other than liabilities arising from a breach of any Company Contract; (iv) liabilities and obligations incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Contemplated Transactions; and (v) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.
2.13 Compliance with Legal Requirements.
(a) Each of the Acquired Companies is, and has at all times since January 1, 2021, been, in compliance with all applicable Legal Requirements, except for such non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2021, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Body or other Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.
(b) None of the Acquired Companies, and no director, officer, or, to the Knowledge of the Company, other employee, agent or third party acting on behalf of any of the Acquired Companies, has, since January 1, 2021, violated, conspired to violate or aided and abetted the violation of any applicable anticorruption, anti-bribery, anti-money laundering or campaign finance or political donations Legal Requirement, including the Foreign Corrupt Practices Act of 1977, as amended, and the United Kingdom Bribery Act of 2010 (collectively, the “Anticorruption Laws”), except as would not reasonably be expected to have a Material Adverse Effect on the Company.
(c) No Acquired Company or any of its directors, officers or employees is a Sanctioned Person, nor is any Acquired Company located, organized or resident in a Sanctioned Country and the Acquired Companies are currently in compliance with, and at all times since January 1, 2021, have been in compliance with any applicable Sanctions, except as would not reasonably be expected to have a Material Adverse Effect on the Company.
(d) Since January 1, 2021, no Acquired Company has exported, reexported, or transferred any article, item, component, software, technology, service or technical data, or taken any other act, in violation of any Export Control Law, and each of the Acquired Companies has prepared and timely applied for, and obtained and complied with, all licenses, registrations and other authorizations for export, re-export, deemed (re) export, transfer or import required in accordance with applicable Export Control Law for the conduct of its business, except as would not reasonably be expected to have a Material Adverse Effect on the Company.
(e) There are not now, nor have there been since January 1, 2021, any formal or informal proceedings, allegations, investigations, or inquiries pending, expected or, to the Knowledge of the Company, threatened against any Acquired Company or any of their respective directors, officers or employees concerning violations or potential violations of, or conduct sanctionable under, any Sanctions, Anticorruption Laws or Export Control Law, and since January 1, 2021, none of the Acquired Companies has disclosed to any Governmental Body information that establishes or indicates that an Acquired Company violated or may have violated any Sanctions, Anticorruption Laws or Export Control Law applicable to the Acquired Companies, or is aware of any circumstances that might give rise to an investigation in the future, except as would not reasonably be expected to have a Material Adverse Effect on the Company.
(f) The Acquired Companies have, and have implemented and enforce, policies, procedures and controls reasonably designed to ensure compliance in all material respects with Anticorruption Laws, Sanctions and Export Control Law.
2.14 Governmental Authorizations.
(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Acquired Companies hold, and since January 1, 2021, have held, all Governmental Authorizations, and have made all filings required under applicable Legal Requirements, necessary to enable the Acquired Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted; (ii) all such Governmental Authorizations are valid and in full force and effect; and (iii) each Acquired Company is, and since January 1, 2021, have been in compliance with the terms and requirements of such Governmental Authorizations. Between January 1, 2021, and the date of this Agreement, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Body regarding (x) any actual or possible material violation of or material failure to comply with any term or requirement of any material Governmental Authorization or (y) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization. Since January 1, 2021, none of the Acquired Companies has received any material grant, incentive or subsidy from any Governmental Body.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (i) the Acquired Companies hold, and since January 1, 2021, have held, all facility security clearances, personnel security clearances, and any other national security authorizations required to perform under the Acquired Companies’ Government Contracts; (ii) the Acquired Companies are, and since January 1, 2021, have been, in compliance with all applicable national security obligations and requirements, including any such obligations or requirements pursuant to any Government Contract or the NISPOM Rule; and (iii) since January 1, 2021, none of the Acquired Companies has received a rating less than “Satisfactory” from DCSA or other cognizant security authority with respect to any inspection or audit, and, to the Knowledge of the Company, there are no facts or circumstances as of the date hereof that would reasonably be expected to result in the suspension or termination of a facility security clearance or other national security authorization.
2.15 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:
(a) (i) all Tax Returns required to be filed by or on behalf of each Acquired Company (A) have been filed on or before the applicable due date (including any extensions of such due date) and (B) are true, correct and complete; and (ii) all Taxes for which each Acquired Company is liable have been timely paid or accrued (in accordance with GAAP);
(b) (i) the Company Balance Sheet reflects a reserve established in accordance with GAAP for all actual and contingent Tax liabilities of the Acquired Companies as of the date thereof, and (ii) since such date, no Acquired Company has incurred liabilities for Taxes other than in the ordinary course of operation of its business, except in connection with the transactions contemplated by this Agreement;
(c) no extension or waiver of the limitation period or any power of attorney applicable to any Tax of any Acquired Company (by the Company or any other Person) is currently in effect;
(d) (i) no audit, claim or Legal Proceeding relating to Taxes for which an Acquired Company has a Liability is pending or, to the Knowledge of the Company, threatened and, in each case, that has not been resolved; (ii) no deficiency for Taxes that remains unpaid has been proposed or assessed by any Governmental Body against any Acquired Company; and (iii) no written claim has ever been made by any Governmental Body in a jurisdiction where an Acquired Company does not file a Tax Return that it is or may be subject to Tax in that jurisdiction;

(e) other than Permitted Encumbrances, there are no Encumbrances relating to Taxes upon any asset of any Acquired Company;
(f) in the two years prior to the date of this Agreement, no Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock qualifying for tax-free treatment under Sections 355 and 361 of the Code;
(g) (i) no Acquired Company has any Liability for the Taxes of another Person (other than another Acquired Company) under Treasury Regulation Section 1.1502-6 (or any similar state, local or foreign Legal Requirement), as a transferee, as a successor or by Contract, except for an agreement (A) solely between the Acquired Companies or (B) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes or otherwise, and (ii) except for a group of which the Company is the common parent and which includes only the Acquired Companies, no Acquired Company has been a member of an affiliated, consolidated, or unitary group for Tax purposes;
(h) no Acquired Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (except for an agreement (i) solely between Acquired Companies or (ii) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes);
(i) all of the Acquired Companies have always complied with Section 482 of the Code and all similar state, local and foreign Tax Legal Requirements relating to transfer pricing (including the maintenance of contemporaneous documentation and the preparation of all required transfer pricing reports);
(j) no Acquired Company has ever participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or a similar transaction under any similar Legal Requirement;
(k) no Acquired Company will be required, or has agreed, to include any items of income in, or exclude any material items of deduction from, taxable income for a taxable period ending after the Closing as a result of: (i) any change in accounting method pursuant to Section 481 or 263A of the Code (or any comparable provision under any state, local or foreign Tax Legal Requirements) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing; (ii) deferred intercompany gain described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of any state, local or foreign Tax Legal Requirements) arising from any transaction that occurred prior to the Closing; (iii) any installment sale or open transaction that occurred outside the ordinary course of business prior to the Closing; (iv) any prepaid amount received outside the ordinary course of business prior to the Closing; or (v) any election under Sections 367 or 1503(d) of the Code made prior to the Closing;
(l) no Acquired Company has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar state, local or foreign Legal Requirement), and no Acquired Company has requested, has received or is subject to any written ruling of a Governmental Body or has entered into any similar written agreement with a Governmental Body with respect to any Taxes; and
(m) each Acquired Company has properly and timely withheld from each payment or deemed payment made to each Company Associate, its past and present suppliers, creditors, stockholders and other third parties all Taxes and other deductions required to be withheld and has duly and timely paid such withheld amounts to the proper Governmental Bodies and complied with all reporting and record retention requirements related to such Taxes.
Notwithstanding any other provision of this Agreement, this Section 2.15 and Sections 2.3(c), 2.4, 2.16, 2.19, 2.24 and 2.27, each only to the extent they relate to Taxes, shall contain the sole and exclusive representations and warranties of the Company under Section 2 of this Agreement with respect to Taxes.

2.16 Employee and Labor Matters; Benefit Plans.
(a) Except as prohibited by data privacy protections or under applicable Legal Requirement, as soon as reasonably practical following the date hereof, each Acquired Company shall provide Parent with an employee census that sets forth a list of all employees as of the date hereof, including for each, (i) ID number, (ii) job title, (iii) hourly rate or annual base salary (as applicable), (iv) hire date or service commencement date, (v) employment status as active or on leave (including type of leave and anticipated return to work date, if any), (vi) work location, (vii) classification as exempt or non-exempt under the Fair Labor Standards Act or other applicable employment standards legislation, (viii) annual incentive compensation opportunity (whether payable in cash or equity), (ix) visa status (if applicable) and (x) any accrued and unused vacation as of the date hereof.
(b) Except for any collective bargaining agreement, labor agreements or similar agreement entered into or applicable on the national, industry and/or sector level, none of the Acquired Companies is a party to or bound by any material Collective Bargaining Agreement. To the Knowledge of the Company, there is no union works council, employee representative or other labor organization, which, pursuant to any applicable Legal Requirement, must provide consent or otherwise be notified or consulted, or with which negotiations need to be conducted, in connection with any of the Contemplated Transaction. There is no (i) unfair labor practice complaint, charge or suit pending or, to the Knowledge of the Company, threatened against any Acquired Company before the U.S. National Labor Relations Board or any similar body or Entity in the United States or any other country in which any Acquired Company has employees or performs services, (ii) slowdown, strike, group work stoppage, or similar labor dispute pending or, to the Knowledge of the Company, threatened by or with respect to any employees of the Acquired Companies, or (iii) to the Knowledge of the Company, pending or threatened union organizing activity by a labor union seeking to represent any employees of the Acquired Companies, in each case, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each individual that renders or has, since January 1, 2021, rendered services to any of the Acquired Companies that is or was classified as a Contract Worker or other non-employee status or as an exempt or non-exempt employee is properly classified as such under applicable Employment Laws.
(d) Each Acquired Company is, and since January 1, 2021, each Acquired Company has been, in compliance with all Employment Laws, except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Acquired Companies are delinquent in payments to any employee of an Acquired Company for any earned and payable wages, overtime, salaries, commissions, bonuses, fees and other compensation for any services performed, as of the date of this Agreement, for any Acquired Company, except where the failure to so pay has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. As of the date of this Agreement, none of the Acquired Companies are delinquent in any legally required payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, worker’s compensation, social security or other similar employment-related benefits or obligations (other than routine payments to be made in the ordinary course of business consistent with past practice) except where the failure to pay has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
(e) To the Knowledge of the Company, since January 1, 2021, no allegation, complaint, charge or claim (formal or informal) of sexual harassment, sexual assault, sexual misconduct, gender discrimination, racial or ethnic discrimination, or harassment on the basis of gender or race (a “Misconduct Allegation”) has been made against any person who is or was an officer, director, or an employee at the level of Director or above of any Acquired Company in such person’s capacity as such. Since January 1, 2021, no Acquired Company has entered into any settlement agreement relating to any Misconduct Allegation against any Acquired Company or any person who is or was an officer, director, or an employee at the level of Director or above of any Acquired Company.

(f) Part 2.16(f) of the Company Disclosure Schedule contains an accurate and complete list, as of the date of this Agreement, of each material Company Plan (or forms of material Company Plans to the extent that such Company Plans do not materially differ from the form) and separately identifies each material Company Plan that is maintained, sponsored, contributed to, or required to be contributed to, by the Company or its Subsidiaries primarily for the benefit of employees outside of the United States (each, a “Foreign Company Plan”). The Company has Made Available to Parent, in each case, to the extent applicable: (i) accurate and complete copies of all documents setting forth the terms of each material Company Plan, including all amendments thereto; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA with respect to each material Company Plan; (iii) the most recently filed annual report (Form 5500 Series and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Plan; (iv) the trust agreement, insurance Contract or other funding instrument, if any, with respect to each material Company Plan; (v) all discrimination tests required under the Code for each Company Plan intended to be qualified under Section 401(a) of the Code for the three most recent plan years; and (vi) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code.
(g) Except as would not reasonably be expected to, individually or in the aggregate have a Material Adverse Effect on the Company, (i) each Company Plan has been established, maintained and operated in all material respects in accordance with its terms and in compliance in all material respects with all applicable Legal Requirements, including ERISA and the Code; (ii) any Company Plan intended to be qualified under Section 401(a) of the Code and each trust intended to be qualified under Section 501(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination that would reasonably be expected to adversely affect such qualification; (iii) each Foreign Company Plan intended to qualify for special tax treatment satisfies all requirements for such treatment; (iv) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Plan; (v) there is no audit, inquiry or Legal Proceeding pending or, to the Knowledge of the Company, threatened or reasonably anticipated by the IRS, DOL or any other Governmental Body with respect to any Company Plan; (vi) none of the Acquired Companies or any ERISA Affiliate has ever incurred any material penalty or Tax with respect to any Company Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code or any material penalty or Tax under applicable Legal Requirements; (vii) each of the Acquired Companies and ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Company Plan, except as would not result in material Liability and, to the extent not yet due, such contributions and other payments have been adequately accrued in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Reports; and (viii) each Foreign Company Plan that is required to be registered or approved by any Governmental Body under applicable Legal Requirements has been so registered or approved. Each material Company Plan can be amended, terminated or otherwise discontinued after the Closing, without material Liability to the Parent Entities or the Acquired Companies.
(h) Since January 1, 2018, none of the Acquired Companies, and none of their respective ERISA Affiliates, has maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any Liability in respect of, any: (i) Company Pension Plan subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; or (iii) plan described in Section 413 of the Code. No Company Plan is or has been funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Company Plan subject to ERISA holds stock issued by the Company or any of its current ERISA Affiliates as a plan asset. Except as would not reasonably be expected to, individually or in the aggregate have a Material Adverse Effect on the Company, the fair market value of the assets of each funded Foreign Company Plan, the Liability of each insurer for any Foreign Company Plan funded through insurance, or the book reserve established for any Foreign Company

Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, with respect to all current and former participants in such Foreign Company Plan according to the reasonable actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Company Plan.
(i) No Company Plan provides (except at no cost to the Acquired Companies or any Affiliate of any Acquired Company), or reflects or represents any Liability of any of the Acquired Companies or any Affiliate of any Acquired Company to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Company Associate for any reason, except as may be required by COBRA or other applicable Legal Requirements.
(j) Except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Associate; or (ii) require any contributions or payments to fund any obligations under any Company Plan, or cause any of the Acquired Companies to transfer or set aside any assets to fund any Company Plan. Without limiting the generality of the foregoing, no amount payable to any Company Associate as a result of the execution and delivery of this Agreement or the consummation of any of the Contemplated Transactions (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G or would be nondeductible under Section 280G of the Code. None of the Acquired Companies has any obligation to compensate any Company Associate for any Taxes incurred by such Company Associate under Section 4999 of the Code.
(k) Except as would not reasonably be expected to, individually or in the aggregate, result in a material liability on the Company, each Company Plan or other Contract between any Acquired Company and any Company Associate that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and guidance thereunder (“Section 409A”) is and has at all times been administered in documentary and operational compliance with the requirements of Section 409A. No Acquired Company has any obligation to gross-up or otherwise reimburse any Company Associate for any tax incurred by such person pursuant to Section 409A.
2.17 Environmental Matters.
(a) Except as would not reasonably be expected to have or result, individually or in the aggregate, in a Material Adverse Effect on the Company, (i) each of the Acquired Companies is, and since January 1, 2021, has been, in compliance in all material respects with, and is not and has not been subject to any material Liability under, applicable Environmental Laws, including timely applying for, possessing, maintaining, and materially complying with the terms and conditions of all material Governmental Authorizations required under applicable Environmental Laws, (ii) none of the properties currently or, to the Knowledge of the Company, formerly owned, leased or operated by any of the Acquired Companies contains any Hazardous Materials in amounts exceeding the levels allowed by, requiring investigation or remediation under, or otherwise permitted by, applicable Environmental Laws, (iii) between January 1, 2021, and the date of the Agreement, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Person that alleges that any of the Acquired Companies is not in material compliance with, or has any material Liability under, any Environmental Law and (iv) there has been no Release at, on, under or from any Leased Real Property or any other property that is or was owned, operated or leased by any of the Acquired Companies or at any property or facility at which any Acquired Company has arranged for the transportation, disposal or treatment of Hazardous Materials.
(b) The Company has Made Available to Parent copies of all material environmental assessments, Governmental Authorizations, reports, audits and other material documents in the Acquired

Companies’ possession or under their control that relate to the Acquired Companies’ compliance with or any Liability under any Environmental Law or the environmental condition of any real property that any of the Acquired Companies currently or formerly has owned, operated, or leased.
2.18 Insurance. Each material insurance policy and material self-insurance program and arrangement relating to the business, assets and operations of the Acquired Companies is in full force and effect, no written notice of default or termination has been received by any Acquired Company in respect thereof and all premiums due thereon have been paid in full, except as would not reasonably be expected to have a Material Adverse Effect on the Company. Between January 1, 2021 and the date of the Agreement, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible: (a) cancellation or invalidation of any material insurance policy other than in connection with ordinary renewals; (b) refusal of any coverage or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.
2.19 Legal Proceedings; Orders. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, as of the date hereof, there is no pending Legal Proceeding or that, to the Knowledge of the Company, is being threatened against any Acquired Company. As of the date hereof, there is no pending Legal Proceeding against any Acquired Company that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. As of the date hereof, no Acquired Company is subject to any Order that would reasonably be expected to have a Material Adverse Effect on the Company.
2.20 Authority; Binding Nature of Agreement. The Company has the necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject only to the adoption of this Agreement by the Required Company Stockholder Vote. The Company’s board of directors (at a meeting duly called and held) has: (a) unanimously determined that the Merger is advisable and fair to, and in the best interests of, the Company and its stockholders; (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger; (c) unanimously recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement be submitted for adoption by the Company’s stockholders at the Company Stockholders’ Meeting; and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
2.21 Takeover Statutes; No Rights Plan. Subject to the accuracy of the representations and warranties in Section 3.11, the Company’s board of directors has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Contemplated Transactions. None of such actions by the Company’s board of directors has been amended, rescinded or modified. There are no other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations (each, a “Takeover Statute”) applicable to, or purporting to be applicable to, this Agreement, any Acquired Company, the Merger or any of the other Contemplated Transactions, including any Takeover Statute that would limit or restrict Parent or any of its Affiliates from exercising its ownership of shares of Company Common Stock acquired in the Merger. The Company has no stockholder rights plan, “poison pill” or similar agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.
2.22 Vote Required. Subject to the accuracy of the representations and warranties in Section 3.11, the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and approve the Merger.

2.23 Non-Contravention; Consents. Except for any filings, notifications or Consents required by the Securities Act, the Exchange Act, the DGCL, the HSR Act, any foreign antitrust Legal Requirement, any Foreign Investment Law, the NISPOM Rule (including notification to the DCSA and, as required, any other cognizant security authority pursuant to the NISPOM Rule) and the Nasdaq Rules and listing standards, neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Companies; (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject; (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Companies; (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Material Contract; (ii) accelerate the maturity or performance of any Material Contract; or (iii) cancel, terminate or modify any right, benefit, obligation or other term of any Material Contract; (e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by any of the Acquired Companies (except for Permitted Encumbrances); or (f) result in the transfer of any material asset of any of the Acquired Companies to any Person, except, with respect to clauses “(b)” through “(f)” above, for any such contraventions, conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act, any foreign antitrust Legal Requirement, any Foreign Investment Law, the NISPOM Rule (including notification to the DCSA and, as required, any other cognizant security authority pursuant to the NISPOM Rule) and the Nasdaq Rules and listing standards, none of the Acquired Companies was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure by the applicable Acquired Company to make any such filing, give any such notice or obtain any such Consent would not reasonably be expected to have a Material Adverse Effect on the Company.
2.24 Fairness Opinion. The Company’s board of directors has received from Qatalyst Partners LP (“Qatalyst”), financial advisor to the Company, an opinion, to the effect that, as of the date of such opinion and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the merger consideration to be received pursuant to, and in accordance with, the terms of this Agreement by the holders of Company Common Stock (other than Parent or any affiliate of Parent) is fair, from a financial point of view, to such holders. As soon as practicable following the execution of this Agreement, the Company will make available to Parent, solely for informational purposes, an accurate and complete copy of such written opinion. The Company has received the consent of Qatalyst to include such opinion in the Proxy Statement/Prospectus.
2.25 Advisors’ Fees. Except for Qatalyst, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Acquired Companies. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Qatalyst.
2.26 Related Person Transactions. Except for compensation or other employment arrangements entered into in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between any Acquired Company, on the one hand, and any Affiliate (including any director or officer) thereof (but not including any wholly owned Subsidiary of the Company), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

2.27 Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus.
2.28 No Other Representations. The Company, on behalf of itself and the other Acquired Companies, acknowledges that: (a) except for the representations and warranties expressly set forth in Section 3 and in the certificate delivered pursuant to Section 6.3(c), none of Parent, Merger Sub or any other Parent Entity (or any other Person) makes, or has made, any representation or warranty relating to the Parent Entities or any of their businesses or operations in connection with this Agreement or the Merger; and (b) the representations and warranties made by Parent and Merger Sub in Section 3 and in the certificate delivered pursuant to Section 6.3(c) are in lieu of and are exclusive of all other representations and warranties made by Parent and Merger Sub, including any express or implied warranties as to merchantability or fitness for a particular purpose, and each of Parent and Merger Sub disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure by or on behalf of Parent or Merger Sub of any other information (including any financial information, supplemental data or financial projections or other forward-looking statements) to the Company, any other Acquired Company or any of their respective Affiliates or Representatives. The Company, on behalf of itself and the other Acquired Companies, further acknowledges that, except for the representations and warranties expressly set forth in Section 3 and in the certificate delivered pursuant to Section 6.3(c), it has not relied on or otherwise been induced by: (i) any express or implied representation or warranty relating to the Parent Entities or any of their businesses or operations in connection with this Agreement or the Merger; (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company, any other Acquired Company or any of their respective Affiliates or Representatives; or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.
Section 3. Representations and Warranties of Parent
Parent represents and warrants to the Company as follows (it being understood that the representations and warranties contained in this Section 3 are subject to: (a) the exceptions and disclosures set forth in the Parent Disclosure Schedule (subject to Section 8.6); and (b) the disclosures in any Parent SEC Report filed with the SEC at least two Business Days before the date of this Agreement (but (i) without giving effect to any amendment thereto filed with the SEC thereafter, (ii) excluding any disclosure contained under the heading “Risk Factors” or any similar heading or caption, any disclosure of any risks included in any “forward-looking statements” disclaimer and any other statement or other disclosure that is similarly predictive or forward-looking and (iii) excluding any Parent SEC Reports that are not publicly available on EDGAR on the date that is at least two Business Days before the date of this Agreement)):
3.1 Due Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub (a) has the requisite corporate power and authority to conduct its business in the manner in which its business is currently being conducted and to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted and (b) is qualified to do business as a foreign entity and is in good standing (in jurisdictions that recognize the concept of good standing), under the laws of all jurisdictions where the character of the properties and assets owned or leased or the nature of its activities make such qualification necessary, except where the failure to have such power and authority or to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Parent.
3.2 Capitalization, Etc.
(a) As of the date of this Agreement, the authorized capital stock of Parent consists of: (i) 400,000,000 shares of Parent Common Stock; and (ii) 2,000,000 shares of preferred stock, $0.01 par value per share (“Parent Preferred Stock”). As of 5:00 p.m. (California time) on January 12, 2024 (the “Parent Listing Date”): (A) 152,521,036 shares of Parent Common Stock were issued and outstanding (inclusive of 4,806 Parent Restricted Shares); (B) no shares of Parent Preferred Stock were issued and outstanding; (C) 4,739,740 shares of Parent Common Stock were held by Parent as treasury shares; (D) 1,646,475 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options; (E) 4,370,282 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent RSUs; and (F) 184,464 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent PSUs (assuming achievement of the target level of performance for Parent PSUs at the end of the applicable performance period).
(b) As of 5:00 p.m. (California time) on the Parent Listing Date: (i) 12,388,522 shares of Parent Common Stock were reserved for future issuance pursuant to Parent’s 2006 Employee Equity Incentive Plan (assuming achievement of the target level of performance for Parent PSUs at the end of the applicable performance period); (ii) 368,407 shares of Parent Common Stock were reserved for future issuance pursuant to Parent’s 2017 Non-Employee Directors Equity Incentive Plan; and (iii) 13,486,609 shares of Parent Common Stock were reserved for future issuance pursuant to the Parent ESPP.
(c) All shares of Parent Common Stock issuable in the Merger will be when issued in accordance with the terms of this Agreement, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.
(d) As of the date of this Agreement, except (x) as set forth in Sections 3.2(a) and Section 3.2(b), (y) for the Parent ESPP, and (z) for changes since 5:00 p.m. (California time) on the Parent Listing Date resulting from the exercise of Parent Options outstanding on the Parent Listing Date or the vesting of Parent RSUs or Parent PSUs outstanding on the Parent Listing Date in accordance with their terms, there is no: (i) outstanding equity-based compensation award, subscription, option, call, warrant or right (whether or not currently exercisable) issued or granted by Parent to acquire any shares of Parent Common Stock to acquire any shares of the capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation issued, granted or entered into by Parent that is or may become convertible into or exchangeable for any shares or other securities of Parent Common Stock; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of Parent Common Stock or any other securities of Parent.
3.3 SEC Filings; Financial Statements.
(a) All statements, reports, schedules, forms and other documents required to have been filed or furnished by Parent or any of its officers with the SEC since January 1, 2021, have been so filed or furnished on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each report, schedule, registration statement, proxy, form, statement or other document filed or furnished with the SEC by Parent since January 1, 2021 (the “Parent SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) none of the Parent SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Parent SEC Reports, the principal executive officer and principal financial officer of Parent have made all Certifications, and the statements contained in each Certification are accurate in all material respects as of its date. As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Parent SEC Reports. As of the date of this Agreement, to the Knowledge of Parent, none of the Parent SEC Reports is the subject of any ongoing review by the SEC.
(b) The consolidated financial statements (including any related notes and auditor reports) contained or incorporated by reference in the Parent SEC Reports: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not be material in amount to the Parent Entities, taken as a whole); and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person that is not a Parent Entity are required by GAAP to be included in the consolidated financial statements of Parent.
(c) Parent maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the applicable requirements of the Exchange Act and has been designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(d) Since January 1, 2021, to the Knowledge of Parent, Parent has not had: (i) any significant deficiency or material weakness in the design or operation of its internal control over financial reporting that is reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information; or (ii) any fraud that involves management or any other employee who has (or has had) a significant role in Parent’s internal control over financial reporting.
(e) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures comply with the applicable requirements of the Exchange Act and have been designed to ensure that all material information concerning the Parent Entities is made known on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.
(f) Since January 1, 2021, none of the Parent Entities have entered into or effected any securitization transactions or any “off-balance sheet arrangements” of the type required to be disclosed pursuant to Item 303 of Regulation S-K under the Exchange Act.
(g) The reserves reflected in such financial statements have been determined and established in accordance with GAAP in all material respects and have been calculated in a consistent manner.
3.4 Absence of Changes. Between October 31, 2023 and the date of this Agreement: (a) there has not been any Material Adverse Effect on Parent; and (b) none of the Parent Entities have taken any action, or authorized, approved, committed, agreed or offered to take any action, that if taken during the Pre-Closing Period would require Company’s consent under Section 4.2(c).
3.5 Compliance with Legal Requirements.
(a) Each of the Parent Entities is, and has at all times since January 1, 2021, been, in compliance with all applicable Legal Requirements, except for such non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as would not reasonably be expected to have a Material Adverse Effect on Parent, since January 1, 2021, none of the Parent Entities has received any written notice or, to the Knowledge of Parent, other communication from any Governmental Body or other Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.
(b) None of the Parent Entities, and no director, officer, or, to the Knowledge of Parent, other employee, agent or third party acting on behalf of any of the Parent Entities, has, since January 1, 2021, violated, conspired to violate or aided and abetted the violation of any Anticorruption Laws, except as would not reasonably be expected to have a Material Adverse Effect on Parent.
(c) No Parent Entity or any of its directors, officers or employees is a Sanctioned Person, nor is any Parent Entity located, organized or resident in a Sanctioned Country and the Parent Entities are currently in compliance with, and at all times since January 1, 2021, have been in compliance with any applicable Sanctions, except as would not reasonably be expected to have a Material Adverse Effect on Parent.
(d) Since January 1, 2021, no Parent Entity has exported, reexported, or transferred any article, item, component, software, technology, service or technical data, or taken any other act, in violation of any Export Control Law, and each of the Parent Entities has prepared and timely applied for, and obtained and complied with, all licenses, registrations and other authorizations for export, re-export, deemed (re) export, transfer or import required in accordance with applicable Export Control Law for the conduct of its business, except, in each case, as would not reasonably be expected to have a Material Adverse Effect on Parent.
(e) There are not now, nor have there been since January 1, 2021, any formal or informal proceedings, allegations, investigations, or inquiries pending, expected or, to the Knowledge of Parent, threatened against any Parent Entity or any of their respective directors, officers or employees concerning violations or potential violations of, or conduct sanctionable under, any Sanctions, Anticorruption Laws or Export Control Law, and since January 1, 2021, none of the Parent Entities has disclosed to any Governmental Body information that establishes or indicates that an Acquired Company violated or may have violated any Sanctions, Anticorruption Laws or Export Control Law applicable to the Parent Entities, or is aware of any circumstances that might give rise to an investigation in the future, except, in each case, as would not reasonably be expected to have a Material Adverse Effect on Parent.
(f) The Parent Entities have, and have implemented and enforce, policies, procedures and controls reasonably designed to ensure compliance in all material respects with Anticorruption Laws, Sanctions and Export Control Law.
3.6 Governmental Authorizations.
(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) the Parent Entities hold, and since January 1, 2021, have held, all Governmental Authorizations, and have made all filings required under applicable Legal Requirements, necessary to enable the Parent Entities to conduct their respective businesses in the manner in which such businesses are currently being conducted; (ii) all such Governmental Authorizations are valid and in full force and effect; and (iii) each Parent Entity is, and since January 1, 2021, has been in compliance with the terms and requirements of such Governmental Authorizations. Between January 1, 2021, and the date of this Agreement, none of the Parent Entities has received any written notice or, to the Knowledge of Parent, other communication from any Governmental Body regarding (x) any actual or possible material violation of or material failure to comply with any term or requirement of any material Governmental Authorization or (y) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization. Since January 1, 2021, none of the Parent Entities has received any material grant, incentive or subsidy from any Governmental Body.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent: (i) the Parent Entities hold, and since January 1, 2021, have held, all facility security clearances, personnel security clearances, and any other national security authorizations required to perform under the Parent Entities’ Government Contracts (if any); and (ii) the Parent Entities are, and since January 1, 2021, have been, in compliance with all applicable national security obligations and requirements to the extent applicable.
3.7 Legal Proceedings; Orders. Except as would not reasonably be expected to have a Material Adverse Effect on Parent, as of the date hereof, there is no Legal Proceeding pending or that, to the Knowledge of Parent, is being threatened against any Parent Entity. As of the date hereof, no Parent Entity is subject to any order, decree or ruling that would reasonably be expected to have a Material Adverse Effect on Parent.
3.8 Liabilities. None of the Parent Entities has any Liability of any nature, other than: (i) liabilities identified as such in the Parent Balance Sheet; (ii) liabilities that have been incurred by the Parent Entities since the date of the Parent Balance Sheet in the ordinary course of business; (iii) liabilities for performance of obligations of the Parent Entities under Contracts to which a Parent Entity is a party; (iv) liabilities and obligations incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Contemplated Transactions; and (v) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.
3.9 Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has the necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject only the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Contemplated Transactions has been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, in each case other than the filing of the certificates of merger as required by the DGCL. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
3.10 Non-Contravention; Consents. Except for any filings, notifications or Consents required by the Securities Act, the Exchange Act, the DGCL, the HSR Act, any foreign antitrust Legal Requirement, any Foreign Investment Law and the Nasdaq Rules and listing standards, neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any Parent Entity; (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any of the Parent Entities, or any of the assets owned or used by any of the Parent Entities, is subject; (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Parent Entities; (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Contract to which any of the Parent Entities is a party, or give any Person the right to: (i) declare a default or exercise any remedy under any material Contract; (ii) accelerate the maturity or performance of any material Contract; or (iii) cancel, terminate or modify any right, benefit, obligation or other term of any material Contract; (e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by any of the Parent Entities (except for Permitted Encumbrances); or (f) result in the transfer of any material asset of any of the Parent Entities to any Person, except, with respect to clauses “(b)” through “(f)” above, for any such contraventions, conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act, any foreign antitrust Legal Requirement, any Foreign Investment Law and the Nasdaq Rules and listing standards, no Parent Entity was, is or will be required to make any filing with or give any notice to, or to obtain any consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure by the applicable Parent Entity to make any such filing, give any such notice or obtain any such consent would not reasonably be expected to have a Material Adverse Effect on Parent.
3.11 Stock Ownership. As of the date of this Agreement, (a) none of Parent, Merger Sub or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 under the Exchange Act) any shares of Company Common Stock or any options, warrants or other rights to acquire shares of Company Common Stock, and (b) none of Parent, Merger Sub or any of their respective controlled Affiliates “owns” or has “owned” within the three years prior to the date hereof (as such terms are defined in Section 203 of the DGCL) 15% or more of the capital stock of the Company.
3.12 Capitalization and Operations of Merger Sub. All of the issued and outstanding shares of Merger Sub are as of the date of this Agreement, and immediately prior to the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions, has not conducted any material business prior to the date of this Agreement and has no material assets or material obligations of any nature, other than those incident to its formation and those incurred pursuant to or in connection with this Agreement, the Merger and the other Contemplated Transactions.
3.13 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent:
(a) (i) all Tax Returns required to be filed by or on behalf of Parent and each of its Subsidiaries (A) have been filed on or before the applicable due date (including any extensions of such due date) and (B) are true, correct and complete; and (ii) all Taxes for which Parent and each of its Subsidiaries is liable have been timely paid or accrued (in accordance with GAAP);
(b) (i) the Parent Balance Sheet reflects a reserve established in accordance with GAAP for all actual and contingent Tax liabilities of Parent and each of its Subsidiaries as of the date thereof, and (ii) since such date, neither Parent nor any of its Subsidiaries has incurred liabilities for Taxes other than in the ordinary course of operation of its business, except in connection with the transactions contemplated by this Agreement;
(c) no extension or waiver of the limitation period or any power of attorney applicable to any Tax of the Parent is currently in effect;
(d) (i) no audit, claim or Legal Proceeding relating to Taxes for which Parent or any of its Subsidiaries has a Liability is pending or, to the Knowledge of Parent, threatened and, in each case, that has not been resolved; (ii) no deficiency for Taxes that remains unpaid has been proposed or assessed by any Governmental Body against Parent or any of its Subsidiaries; and (iii) no written claim has ever been made by any Governmental Body in a jurisdiction where Parent or any of its Subsidiaries does not file a Tax Return that it is or may be subject to Tax in that jurisdiction;
(e) other than Permitted Encumbrances, there are no Encumbrances relating to Taxes upon any asset of Parent or any of its Subsidiaries;
(f) in the two years prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock qualifying for tax-free treatment under Sections 355 and 361 of the Code;
(g) (i) neither Parent nor any of its Subsidiaries has any Liability for the Taxes of another Person (other than Parent or another Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar state, local or foreign Legal Requirement), as a transferee, as a successor or by Contract, except for an agreement (A) solely between Parent and any of its Subsidiaries or (B) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes or otherwise, and (ii) except for a group of which Parent is the common parent and which includes only its Subsidiaries, neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, or unitary group for Tax purposes;

(h) Parent and each of its Subsidiaries have always complied with Section 482 of the Code and all similar state, local and foreign Tax Legal Requirements relating to transfer pricing (including the maintenance of contemporaneous documentation and the preparation of all required transfer pricing reports);
(i) neither Parent nor any of its Subsidiaries has ever participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or a similar transaction under any similar Legal Requirement;
(j) neither Parent nor any of its Subsidiaries will be required, or has agreed, to include any items of income in, or exclude any material items of deduction from, taxable income for a taxable period ending after the Closing as a result of: (i) any change in accounting method pursuant to Section 481 or 263A of the Code (or any comparable provision under any state, local or foreign Tax Legal Requirements) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing; (ii) deferred intercompany gain described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of any state, local or foreign Tax Legal Requirements) arising from any transaction that occurred prior to the Closing; (iii) any installment sale or open transaction that occurred outside the ordinary course of business prior to the Closing; (iv) any prepaid amount received outside the ordinary course of business prior to the Closing; or (v) any election under Sections 367 or 1503(d) of the Code made prior to the Closing;
(k) neither Parent nor any of its Subsidiaries is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (except for an agreement (i) solely between Parent and any of its Subsidiaries or (ii) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes);
(l) neither Parent nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar state, local or foreign Legal Requirement), and neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Body or has entered into any similar written agreement with a Governmental Body with respect to any Taxes; and
(m) Parent and each of its Subsidiaries has properly and timely withheld from each payment or deemed payment made to each Parent Associate, its past and present suppliers, creditors, stockholders and other third parties all Taxes and other deductions required to be withheld and has duly and timely paid such withheld amounts to the proper Governmental Bodies and complied with all reporting and record retention requirements related to such Taxes.
Notwithstanding any other provision of this Agreement, this Section 3.13 and Sections 3.2(d), 3.3, 3.6 and 3.8, each only to the extent they relate to Taxes, shall contain the sole and exclusive representations and warranties of Parent under Section 3 of this Agreement with respect to Taxes.
3.14 Financing.
(a) Parent has delivered to the Company a copy of the executed commitment letter, dated as of the date of this Agreement (the “Debt Commitment Letter”), by and among Parent, Bank of America, N.A., BofA Securities, Inc., HSBC Securities (USA) Inc., HSBC Bank USA, National Association, The Hongkong and Shanghai Banking Corporation Limited and JPMorgan Chase Bank, N.A. (together with any financing sources added in accordance with the terms of the Debt Commitment Letter and hereof, the “Financing Sources”), pursuant to which the Financing Sources have committed, subject solely to the conditions expressly set forth therein and the terms thereof, to provide the amounts set forth therein for purposes of funding the Contemplated Transactions on the date on which the Closing is to occur pursuant to Section 1.3 (the “Debt Financing”). Parent has also delivered to the Company a copy of any fee letter with any Financing Source (redacted in a customary manner to mask only the fees payable to the Financing Sources in respect of the Debt Financing, the rates and amounts included in the “market flex” provisions and other economic terms that would not (i) reasonably be expected to adversely affect the availability of the Debt Financing or to reduce the amount thereof to be less than the amount required to comply with the representation in Section 3.14(b)

relating to the Debt Commitment Letter, (ii) impose any new condition or otherwise amend, modify or expand any conditions precedent to the funding of the Debt Financing or (iii) delay or prevent the Closing Date (the foregoing clauses (i), (ii) and (iii), collectively, the “Prohibited Conditions”)) (any such fee letter, a “Fee Letter”).
(b) Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, the aggregate net proceeds from the Debt Financing, when funded in accordance with the Debt Commitment Letter, together with all other sources of cash available to Parent on the Closing Date, will be sufficient for the payment of all of its obligations under this Agreement and the Debt Commitment Letter, including the payment of the Merger Consideration, and all costs and expenses of the Contemplated Transactions payable by Parent, Merger Sub or the Surviving Corporation in connection with the Merger, and any repayment or refinancing of indebtedness contemplated by the Debt Commitment Letter (collectively, the “Financing Uses”).
(c) As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and has not been withdrawn, terminated or rescinded, or amended, restated or otherwise modified or waived in any respect. The Debt Commitment Letter is a legal, valid and binding obligation of Parent and to the knowledge of Parent, each of the other parties thereto, enforceable against Parent and to the knowledge of Parent, each of the other parties thereto in accordance with its terms, subject to the Enforceability Exceptions. As of the date of this Agreement, there are no conditions precedent or other contingencies directly or indirectly related to the funding of the full amount (or any portion) of the Debt Financing at or prior to the Closing, other than as expressly set forth in the Debt Commitment Letter as in effect on the date hereof. As of the date of this Agreement, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, constitutes, or could constitute, a breach, default or failure to satisfy a condition under the Debt Commitment Letter by or on the part of Parent or, to Parent’s knowledge, any other party to the Debt Commitment Letter under the Debt Commitment Letter. As of the date of this Agreement, there are no side letters or other agreements, Contracts, arrangements or understandings of any kind (written or oral) directly or indirectly related to the Debt Financing or the Debt Commitment Letter that contains a Prohibited Condition. Parent has fully paid all commitment fees and other fees required to be paid on or prior to the date of this Agreement in connection with the Debt Financing. As of the date of this Agreement, Parent is not, and has no reason to be, aware of any fact, event or other occurrence that makes any of the representations or warranties in the Debt Commitment Letter inaccurate in any respect. As of the date of this Agreement, no Person that is a party to the Debt Commitment Letter has notified Parent (or any of its Affiliates or Representatives) of its intention to terminate any of its obligations under the Debt Commitment Letter or to not provide the Debt Financing.
(d) As of the date of this Agreement, assuming the satisfaction or waiver of the conditions to the Closing pursuant to Section 6, Parent has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Commitment Letter will not be satisfied on or prior to the Closing Date or that the full amount of the Debt Financing required to satisfy the Financing Uses will not be made available to Parent on the Closing Date.
(e) Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that their respective obligations hereunder are not conditioned in any manner whatsoever upon obtaining the Debt Financing in the amount required to satisfy the Financing Uses.
3.15 Solvency. Assuming (a) the representations and warranties contained in Section 2 are accurate as of the date of this Agreement and will be accurate as of the Closing Date as if made on and as of the Closing Date (in each case, disregarding all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations and warranties), (b) the satisfaction of all of the conditions contained in Section 6, (c) immediately prior to the Effective Time, the Acquired Companies are Solvent (substituting references to “Parent” and “following the Closing” in such definition with references to “the Company” and “prior to the Effective Time”, respectively), immediately following the Closing, after giving effect to the Contemplated Transactions, Parent and its Subsidiaries (including the Surviving Corporation), taken as a whole, will be Solvent. As used herein, “Solvent” means, with respect to Parent and its Subsidiaries, taken as a whole, immediately following the Closing, that: (i) the fair value of the property of Parent and its Subsidiaries, taken as a whole, immediately following the Closing is greater than the total amount of liabilities, including, contingent liabilities, of Parent and its Subsidiaries, taken as a whole, immediately following the Closing; (ii) the present fair salable value of the assets of Parent and its Subsidiaries, taken as a whole, immediately following the Closing is not less than the amount that will be required to pay the probable liability of Parent and its Subsidiaries, taken as a whole, on their debts as they become absolute and matured; (iii) immediately following the Closing, Parent and its Subsidiaries, taken as a whole, do not have outstanding debts or liabilities beyond their ability to pay such debts and liabilities as they mature; and (iv) immediately following the Closing, Parent and its Subsidiaries, taken as a whole, are not engaged in a business or a transaction, and are not proposing to engage in a business or a transaction, for which Parent’s and its Subsidiaries’ property, taken as a whole, would constitute an unreasonably small amount of capital. The amount of contingent liabilities at any time shall be computed under this Section 3.15 as the amount that, in the light of all the facts and circumstances existing immediately following the Closing, is probable to become an actual or matured liability.
3.16 Disclosure. None of the information to be supplied by or on behalf of Parent specifically for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Parent specifically for inclusion in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by any Acquired Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus.
3.17 No Other Representations. Parent, on behalf of itself and the Parent Entities, including Merger Sub, acknowledges that: (a) except for the representations and warranties expressly set forth in Section 2, in the certificate delivered pursuant to Section 6.2(c), neither the Company nor any of the other Acquired Companies (or any other Person) makes, or has made, any representation or warranty relating to the Acquired Companies or any of their businesses or operations in connection with this Agreement or the Merger; and (b) the representations and warranties made by the Company in Section 2 and in the certificate delivered pursuant to Section 6.2(c) are in lieu of and are exclusive of all other representations and warranties made by the Company, including any express or implied warranties as to merchantability or fitness for a particular purpose, and the Company disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure by or on behalf of the Company of any other information (including any financial information, supplemental data or financial projections or other forward-looking statements) to Parent, Merger Sub or any of their respective Affiliates or Representatives. Parent and Merger Sub further acknowledge that, except for the representations and warranties expressly set forth in Section 2, in the certificate delivered pursuant to Section 6.2(c), they have not relied on or otherwise been induced by: (i) any express or implied representation or warranty relating to the Acquired Companies or any of their businesses or operations in connection with this Agreement or the Merger; (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives; or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.
Section 4. Certain Covenants of the Company and Parent
4.1 Access and Investigation.
(a) During the Pre-Closing Period, the Company shall, and shall cause each of the other Acquired Companies to, and shall use its commercially reasonable efforts to cause its and their respective Representatives to: (i) provide Parent and Parent’s Representatives with reasonable access to the Acquired Companies’ Representatives, personnel, properties and assets and to existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies; and (ii) provide Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies and with such additional financial, operating and other data and information regarding the Acquired Companies, in each case, (A) as Parent may reasonably request, (B) under the supervision of appropriate personnel of the Company, (C) in such a manner not to unreasonably interfere with the usual operation of the Acquired Companies, (D) to the extent reasonably related to the Contemplated Transactions and (E) with respect to books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, additional financial, operating and other data and information regarding the Acquired Companies, solely to the extent such items are in the possession or control of the Acquired Companies or any of their respective Representatives. Without limiting the generality of the foregoing (but subject to the limitations in the preceding sentence), during the Pre-Closing Period, the Company shall as soon as reasonably practicable provide Parent, upon request, with copies of all material operating and financial reports prepared by the Acquired Companies for the Company’s CEO or CFO. Notwithstanding the foregoing: (1) nothing in this Section 4.1(a) shall require any Acquired Company or its Representatives to disclose any information to Parent or Parent’s Representatives if, in the reasonable and good faith judgment of the Company, such disclosure (v) relates to the strategic process known as “Project Airport”, (w) would violate any applicable law, (x) would jeopardize the attorney-client privilege, work-product doctrine or other legal privilege held by any Acquired Company, (y) is prohibited pursuant to the terms of confidentiality provisions in a Company Contract with a third party entered into prior to the date of this Agreement or (z) would violate the Clean Team Agreement; and (2) if any Acquired Company does not provide or cause its Representatives to provide such access or such information in reliance on clause “(1)” of this sentence, then the Company shall as soon as reasonably practicable (and in any event within three Business Days after such Acquired Company determines that it will not provide or cause it Representatives to provide such access or such information) provide a written notice to Parent stating that it is withholding such access or such information and stating the justification therefor, and, in respect of any information withheld in reliance on clauses “(1)(w)”, “(1)(x)”, “(1)(y)” or “(1)(z)” shall use its commercially reasonable efforts to provide the applicable information in a way that would not violate such law, jeopardize such privilege, violate such Company Contract or violate the Clean Team Agreement.
(b) The Confidentiality Agreement (other than Sections 12 and 13 thereof) shall remain in full force and effect in accordance with its terms until the Effective Time, at which time the Confidentiality Agreement shall automatically terminate without further action. All obligations of the Acquired Companies and the Parent Entities’ obligations under Sections 12 and 13 of the Confidentiality Agreement shall terminate upon the execution and delivery of this Agreement.
4.2 Operation of the Company’s Business and Parent’s Business.
(a) During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements, (x) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (y) as expressly required by this Agreement or (z) as set forth in Part 4.2(a) of the Company Disclosure Schedule, the Company shall, and shall cause each of the other Acquired Companies to (i) conduct the business and operations in the ordinary course consistent with past practices and (ii) use commercially reasonable efforts to preserve substantially intact the Acquired Companies’ business organization, keep available the services of the Company’s current officers and maintain in all material respects its relationships with all material suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having material business relationships with the Acquired Companies (taken as a whole) (it being agreed that any action specifically consented to by Parent in writing pursuant to, or expressly permitted by any of the provisions of, Section 4.2(b) shall not constitute a breach of Section 4.2(a) unless such action is a breach of Section 4.2(b)).

(b) During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements, (x) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (y) as expressly required by this Agreement or (z) as set forth in Part 4.2(b) of the Company Disclosure Schedule, the Company shall not, and the Company shall cause the other Acquired Companies not to:
(i) (A) declare, accrue, set aside, establish a record date for or pay any dividend or other distribution (whether in cash, stock or otherwise) in respect of its shares of capital stock or other securities, except for cash dividends or distributions declared, accrued, set aside or made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (B) pledge or encumber any shares of its capital stock or other securities; (C) modify the terms of any shares of its capital stock or other equity or voting interests; or (D) repurchase, redeem or otherwise reacquire any of its shares of capital stock or other securities, other than (1) pursuant to the terms of the Company Equity Plans, award agreements or Contracts evidencing Company Equity Awards or the Company ESPP, (2) the acquisition of Company Equity Awards in connection with the forfeiture of such awards, (3) shares of Company Common Stock accepted as payment for the exercise price of Company Options in accordance with the terms of such Company Options and Company Equity Plans in effect on the date hereof or (4) for withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Equity Awards in accordance with the terms of the applicable Company Equity Award or the Company ESPP as in effect on the date hereof;
(ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any of its capital stock or any other security; (B) any option, stock appreciation right, restricted stock unit, deferred stock unit, market stock unit, performance stock unit, restricted stock award or other equity-based compensation award (whether payable in cash, stock or otherwise), call, warrant or right to acquire any of its capital stock or any other security; or (C) any instrument convertible into or exchangeable for any of its capital stock or any other security (except that the Company may issue shares of Company Common Stock (x) upon the exercise of, or the vesting, settlement or delivery of shares pursuant to, Company Equity Awards in accordance with their terms, (y) pursuant to the Company ESPP in accordance with its terms or (z) in connection with any transaction between any Acquired Company and another Acquired Company);
(iii) except for actions required pursuant to the terms of any Company Plan or Collective Bargaining Agreement, amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Equity Plans or any provision of any Contract evidencing any Company Equity Award, or otherwise modify any of the terms of any outstanding Company Equity Award;
(iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any liquidation, dissolution, restructuring, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;
(v) acquire (by merger, consolidation, business combination, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (A) any equity interest in any other Entity (other than equity securities of publicly traded Entities acquired solely for cash management or passive investment purposes in the ordinary course of business) or (B) any business or assets of any other Entity, unless the acquisition is (w) of supplies or materials in the ordinary course of business consistent with past practice, (x) a transaction solely between or among an Acquired Company and another Acquired Company, (y) of Intellectual Property Rights pursuant to non-exclusive licenses in the ordinary course of business consistent with past practice or (z) a capital expenditure permitted by Section 4.2(b)(vi) (it being understood and agreed that, without limiting the foregoing, the Company shall not, and shall not permit or cause any other Acquired Company to, acquire any business or assets of another Person, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise, if the taking of such action would reasonably be expected (at the time such action is taken) to (1) prevent, materially delay or impede the consummation of the Merger or (2) cause any of the conditions set forth in Section 6.1(d), Section 6.1(e) or Section 6.1(f) to not be satisfied prior to the End Date (as it may be extended in accordance with Section 7.1(b)));
(vi) make any capital expenditures or incur any obligations or liabilities in respect thereof during any fiscal year in excess of the amount set forth in Part 4.2(b)(vi) of the Company Disclosure Schedule with respect to such fiscal year;
(vii) (A) enter into or become bound by, any Contract that would constitute a Material Contract if in effect as of the date of this Agreement, (B) renew, extend, amend in any material respect, or waive or exercise any material right or remedy under, any Material Contract, or (C) voluntarily terminate any Material Contract, in each case of clauses “(A)”, “(B)” and “(C)”, other than in the ordinary course of business consistent with past practices; provided that this clause “(vii)” shall not prohibit or restrict any Acquired Company from entering into or renewing, extending or amending any Contract to the extent such entry, renewal, extension or amendment implements a transaction or action that is specifically permitted by any of the other subclauses of this Section 4.2(b);
(viii) enter into, amend or become bound by any Contract of the type described on Part 4.2(b)(viii) of the Company Disclosure Schedule;
(ix) (A) acquire, lease or license any real property from any other Person or (B) sell or otherwise dispose of, or lease or license, any asset (other than Intellectual Property Rights) with a value in excess of $5,000,000 individually or $10,000,000 in the aggregate or any real property to any other Person (except, in each case, for (w) obsolete assets disposed of by the Company in the ordinary course of business consistent with past practices, (x) the renewal of any lease upon the expiration thereof for a renewal term of no greater than 12 months, (y) any transaction solely between or among an Acquired Company and another Acquired Company, (z) in the case of any real property, renewals or extensions that become automatically effective unless a party thereto provides prior notice of an intention not to renew or extend);
(x) (A) incur or assume any indebtedness for borrowed money or issue any debt securities, except (1) for loans or advances owed solely between or among the Company and any of its wholly-owned Subsidiaries; (2) for obligations incurred pursuant to business credit cards in the ordinary course of business and consistent with past practices; (3) pursuant to the Credit Agreement; or (4) pursuant to letters of credit, working capital loans or factoring of receivables in the ordinary course of business; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except (1) with respect to obligations of the Company and wholly-owned Subsidiaries of the Company; or (2) for obligations under the Credit Agreement; (C) make any loan, advance or capital contribution to, or investment in, any other Person, except for (1) extensions of credit to customers in the ordinary course of business and consistent with past practices; (2) advances to directors, officers and other employees, in each case in the ordinary course of business and consistent with past practices; or (3) loans or advances between Subsidiaries of the Company or between the Company and its Subsidiaries and capital contributions in wholly-owned Subsidiaries of the Company; (D) mortgage, pledge or otherwise encumber any assets, tangible or intangible or create any Encumbrance thereon, except for Permitted Encumbrances; or (E) other than in the ordinary course of business consistent with past practices, enter into any currency or interest rate hedging arrangements, swap arrangements or similar arrangements;
(xi) (A) except as required pursuant to the terms of any existing Collective Bargaining Agreement, enter into any material Collective Bargaining Agreement with any labor organization, union, works council or similar employee representative body; (B) except for actions required pursuant to the terms of any Company Plan or Collective Bargaining Agreement, establish, adopt, enter into, amend or terminate any material Company Plan (including employment agreements or executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements) or any plan, practice, agreement, arrangement or policy that would be a material Company Plan (including employment agreements or executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements) if it was in existence on the date of this Agreement; or (C) except for actions required pursuant to the terms of any Company Plan or Collective Bargaining Agreement, pay, or make any new commitment to pay, any bonus, cash incentive payment or profit-sharing or similar payment to, or increase or make any commitment to increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including severance but excluding (x) equity-based compensation, which is addressed in Section 4.2(b)(ii), (y) benefits and fringe benefits payable or provided in the ordinary course of business consistent with past practice to, any of its officers or other employees and (z) de minimis amounts payable or provided in the ordinary course of business consistent with past practice) to, any of its officers or other employees);
(xii) (A) hire or terminate (other than for cause) any employee at the level of Vice President (Grade M6) or above; or (B) promote any employee to the level of Vice President (Grade M6) or above, except, in the case of each of clauses “(A)” and “(B)”: (x) to fill a position at such level that is open as of, or is vacated on or after the date of this Agreement and (y) only to the extent such employee is entitled to compensation (cash and equity) and health and welfare benefits that are individually no more favorable than the compensation (cash and equity) and health and welfare benefits than were provided to the employee whose position is being filled;
(xiii) except as required by GAAP or, in the case of an Acquired Company organized and operating outside of the United States, other applicable accounting standards: (A) change in any material respect any of its methods of accounting or accounting practices, including with respect to Taxes; or (B) revalue or write down any of its assets in excess of $15,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;
(xiv) (A) make, change, rescind, or adopt any material method of Tax accounting or any material Tax election; (B) prepare or file any material Tax Return inconsistent with past practices, unless the Company shall deliver to Parent a copy of such Tax Returns at least 30 days before the applicable due date for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed); (C) amend any material Tax Return; (D) settle or otherwise compromise any claim, dispute, notice, audit or assessment relating to an amount of Taxes (reduced by any offsetting benefits or credits reasonably expected to be realized in the same Tax year) in excess of $5,000,000, or enter into, cancel or modify any closing or similar agreement relating to an amount of Taxes (reduced by any offsetting benefits or credits reasonably expected to be realized in the same Tax year) in excess of $5,000,000; (E) request any material ruling, closing agreement or similar guidance with respect to an amount of Taxes (reduced by any offsetting benefits or credits reasonably expected to be realized in the same Tax year) in excess of $5,000,000; or (F) surrender any material right or claim to a refund of Taxes;
(xv) (A) commence any Legal Proceeding, other than (1) routine collection or anti-piracy matters in the ordinary course of business and consistent with past practices, or (2) against Parent, or Merger Sub under this Agreement; or (B) settle, release, waive or compromise any Legal Proceeding, other than (1) routine collection or anti-piracy matters in the ordinary course of business and consistent with past practices, (2) settlements providing solely for money damages payable by an Acquired Company of less than $5,000,000 and/or customary non-disparagement clauses or confidentiality provisions, involving no finding or admission of any wrongdoing on the part of any Acquired Company or any of its officers, directors or employees (or current or future Affiliates) and including a release of the claims at issue in such Legal Proceeding in form and substance reasonably satisfactory to the Acquired Companies or (3) settlements entered into in accordance with Section 5.13;
(xvi) waive, relinquish, abandon, forfeit, fail to renew, fail to continue to prosecute, protect or defend, permit to lapse, terminate or cancel any material Intellectual Property Right;
(xvii) (A) encumber, sell, transfer, convey title (in whole or in part) or otherwise dispose of (other than by licensing) any Company IP; or (B) license any material Company IP, other than granting non-exclusive licenses in the ordinary course of business consistent with past practice (1) to resellers and distributors (solely for their resale and distribution of Company Products and the provision of support and services), (2) to contractors, consultants or other service providers (solely for their provision of services to the Acquired Companies), (3) to OEM customers or end users (solely to use Company IP in connection with the provision or sale to such OEM customers or end users of any Company Products), (4) to OEM partners in connection with ensuring Company Products are compatible with such partners’ hardware or are interoperable with such partners’ software or (5) pursuant to confidentiality or non-disclosure agreements solely for evaluation purposes;
(xviii) other than in the ordinary course of business, transfer or repatriate to the U.S. cash, cash equivalents or liquid short-term or long-term investments held outside the U.S. if any material U.S. withholding or income Taxes would be incurred in connection with such repatriation;
(xix) become party to or approve or adopt any stockholder rights plan or “poison pill” agreement or similar takeover protection;
(xx) (A) maintain material insurance at less than current coverage levels or otherwise in a manner inconsistent with past practice; (B) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; or (C) effectuate a “plant closing” or “mass layoff” at any “single site of employment” (each as defined in the WARN Act); or
(xxi) authorize, approve, agree, commit or offer to take any of the actions described in clauses “(i)” through “(xx)” of this Section 4.2(b).
Parent acknowledges and agrees that nothing contained in this Section 4.2(b) shall give Parent the right to control or direct the operations of the Acquired Companies within the meaning of applicable antitrust laws. If the Company expects to rely on clause “(w)” of this Section 4.2(b) to take, or permit any other Acquired Company to take, any action that would otherwise be prohibited by this Section 4.2(b), then, at least two Business Days before such action is taken, the Company shall deliver a written notice to Parent stating that the Company intends to take or permit the taking of such action and specifying the Legal Requirement requiring the taking of such action.
(c) During the Pre-Closing Period, except (i) as may be required by applicable Legal Requirements, (ii) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), (iii) as expressly required by this Agreement or (iv) as set forth in Part 4.2(c) of the Parent Disclosure Schedule: (A) Parent shall not declare, accrue, set aside, establish a record date for or pay any dividend or distribution (whether in cash, stock or otherwise) in respect of any shares of its capital stock or split, combine, subdivide or reclassify any of its capital stock; (B) Parent shall not amend its certificate of incorporation or bylaws in a manner that would adversely affect the Company or its stockholders in a manner disproportionate to Parent and its stockholders or in a manner that would adversely affect the ability of Parent or Merger Sub to consummate the Merger; (C) Parent shall not adopt a plan of complete or partial liquidation, dissolution, bankruptcy restructuring or other similar reorganization; and (D) Parent shall not, and shall not permit any of its Subsidiaries to, acquire any material business or assets of another Person, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise, if the taking of such action would reasonably be expected (at the time such action is taken) to (1) prevent, materially delay or impede the consummation of the Merger or (2) cause any of the conditions set forth in Section 6.1(d), Section 6.1(e) or Section 6.1(f) to not be satisfied prior to the End Date (as it may be extended in accordance with Section 7.1(b)). If Parent expects to rely on clause “(i)” of the preceding sentence to take any action that would otherwise be prohibited by this Section 4.2(c), then, at least one Business Day before such action is taken, Parent shall deliver a written notice to the Company stating that Parent intends to take or permit the taking of such action and specifying the Legal Requirement requiring the taking of such action.
(d) During the Pre-Closing Period, each of the Company and Parent shall give prompt written notice to the other party upon becoming aware (i) that any representation or warranty made by it in this Agreement, or in the case of Parent, by it or Merger Sub, has become untrue or inaccurate or (ii) of any failure by it, or in the case of Parent, by it or Merger Sub, to comply with or satisfy any covenant, obligation or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions set forth in Section 6.2(a), Section 6.2(b) or (with respect to Parent) or Section 6.3(a) or Section 6.3(b) (with respect to the Company), to fail to be satisfied. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall give prompt written notice to Parent upon becoming aware (A) any material Legal Proceeding or material claim threatened, commenced or asserted against any of the Acquired Companies or (B) of any written notice from a Person alleging consent of such Person is required in connection with the Merger as a result of a contract or any arrangement between such Person and any Acquired Company.
4.3 No Solicitation.
(a) During the Pre-Closing Period, the Company shall not, and shall cause the other Acquired Companies and its and their respective directors, officers and employees not to, and shall use its reasonable best efforts to cause its and their respective other Representatives not to, in each case, directly or indirectly: (i) solicit, initiate, knowingly encourage, assist, induce or facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (including by approving any transaction, or approving any Person (other than Parent and its Affiliates) becoming an “interested stockholder,” for purposes of Section 203 of the DGCL) or take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish or otherwise provide access to any non-public information regarding any of the Acquired Companies to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry (other than to inform such Person of the provisions of this Section 4.3(a)); (iv) approve, endorse or recommend any Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, agreement in principle or similar document or any Contract relating to, or that contemplates or would reasonably be expected to result in, an Acquisition Transaction (other than a confidentiality agreement described in clause “(iv)(B)” of Section 4.3(b)); or (vi) resolve or publicly propose to take any of the actions described in clauses “(i)” through “(v)” of this sentence.
(b) Notwithstanding anything to the contrary contained in Section 4.3(a), but subject to Section 4.3(c), prior to the adoption of this Agreement by the Required Company Stockholder Vote the Company may furnish non-public information regarding the Acquired Companies to, and may enter into discussions or negotiations with, any Person (and its Representatives) in response to an unsolicited written Acquisition Proposal that is received by the Company from, or on behalf of, such Person after the date of this Agreement (and not withdrawn) if: (i) the Company has not breached in any material respect (or be deemed to have breached in any material respect pursuant to Section 4.3(f)) any of the provisions set forth in this Section 4.3 or in Section 5.2; (ii) the Company’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the Company’s outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer; (iii) the Company’s board of directors determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable Delaware law; (iv) at least 24 hours prior to furnishing any such non-public information to, or entering into discussions or negotiations with, such Person, the Company (A) gives Parent written notice of the identity of such Person and of the Company’s intention to furnish non-public information to, or enter into discussions or negotiations with, such Person (and its Representatives) and (B) receives from such Person, and delivers to Parent a copy of, an executed confidentiality agreement containing (1) customary limitations on the use and disclosure of all non-public written and oral information furnished to such Person by or on behalf of the Company and (2) other provisions no less favorable in the aggregate to the Company than the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement (it being understood and agreed that (x) for purposes of this clause “(B)” only, such confidentiality agreement need not contain a “standstill” or other provisions having a similar effect, (y) such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 4.3 or Section 5.2(e) and (z) no new confidentiality agreement shall be required if such Person and the Company have a currently effective confidentiality agreement in place that satisfies the requirements of this clause “(B)”); and (v) prior to or contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously furnished by the Company to Parent).
(c) If the Company, any other Acquired Company or any Representative of any Acquired Company receives an Acquisition Proposal or an Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event more than 24 hours after receipt of such Acquisition Proposal or Acquisition Inquiry) (i) advise Parent in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the material terms and conditions thereof), and (ii) provide Parent with copies of all documents and communications received by the Company or any Representative of the Company setting forth the terms and conditions of, or otherwise relating to, such Acquisition Proposal or Acquisition Inquiry. The Company shall keep Parent reasonably informed on a reasonably current basis with respect to the status of any such Acquisition Proposal or Acquisition Inquiry and any modification thereto and shall promptly (and in no event later than 24 hours after transmittal or receipt of any correspondence or communication) provide Parent with a copy of any written correspondence or communication between or involving (A) the Company or any Representative of the Company, on the one hand, and (B) the Person that made or submitted such Acquisition Proposal or Acquisition Inquiry or any Representative of such Person, on the other hand, relating to such Acquisition Proposal or Acquisition Inquiry.
(d) The Company shall, and shall cause each of the other Acquired Companies and shall cause its and their respective directors, officers and employees to, and shall use its reasonable best efforts to cause its and their respective other Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement or assistance of, or discussions or negotiations with, any Person relating to any Acquisition Proposal or Acquisition Inquiry. Promptly (and in any event within two Business Days) after the date of this Agreement, the Company shall (i) require each Person that has executed a confidentiality or similar agreement in connection with such Person’s consideration of a possible Acquisition Proposal or Acquisition Inquiry to return or destroy all confidential information previously furnished to such Person by or on behalf of any of the Acquired Companies and (ii) terminate any third party’s (other than the Parent Entities and their Representatives) access to any physical or electronic data room set up in response to or in connection with any actual or contemplated Acquisition Proposal or Acquisition Inquiry.
(e) The Company agrees that it shall not, and it shall ensure that the other Acquired Companies do not, release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which any of the Acquired Companies is or becomes a party or under which any of the Acquired Companies has or acquires any rights; provided, however, that the Company may release a Person from, or amend or waive any provision of, any “standstill” agreement or provision to allow such person to make, or amend an Acquisition Proposal if (A) the Company’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that the failure to release such Person from such agreement or provision or the failure to amend such agreement or waive such provision would be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable Delaware law, and (B) the Company provides Parent with written notice of the Company’s intent to take such action at least 24 hours before taking such action.
(f) The Company acknowledges and agrees that any action taken by any Representative of any Acquired Company which, if taken by the Company, would constitute a breach of any provision set forth in this Section 4.3 or Section 5.2 shall be deemed to constitute a breach of such provision by the Company.

Section 5. Additional Covenants of the Parties
5.1 Registration Statement; Proxy Statement/Prospectus.
(a) The Company (with Parent’s reasonable cooperation) shall prepare as promptly as reasonably practicable after the date of this Agreement a mutually acceptable Proxy Statement/Prospectus (as part of the Form S-4 Registration Statement), and Parent (with the Company’s reasonable cooperation) shall prepare as promptly as reasonably practicable after the date of this Agreement and file with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus will be included. Each party shall cooperate with the other party in the preparation of the Proxy Statement/Prospectus and the Form S-4 Registration Statement and any amendment or supplement thereto (and to review any comments of the SEC or its staff on the Proxy Statement/Prospectus, the Form S-4 Registration Statement or any amendment or supplement thereto), and shall consider in good faith all reasonable comments made by the other party, prior to the filing thereof. Each of Parent and the Company shall use their reasonable best efforts to: (i) cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus to comply with the applicable forms, rules and regulations promulgated by the SEC; (ii) to promptly notify the other of, cooperate with each other with respect to, and respond promptly to any comments of the SEC or its staff; and (iii) have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each party shall promptly furnish to the other party all information required or reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Form S-4 Registration Statement and the Proxy Statement/Prospectus. In addition, the Company shall use its reasonable best efforts to: (A) provide interim financial statements of the Acquired Companies (including footnotes) that are required by the Securities Act to be included in the Form S-4 Registration Statement that have been reviewed by the Company’s independent registered public accounting firm; (B) provide management’s discussion and analysis of interim and annual consolidated financial statements; (C) cause the Company’s independent registered public accounting firm to consent to the inclusion or incorporation by reference of the audit reports on the annual audited consolidated financial statements of the Company included in the Form S-4 Registration Statement; (D) provide information necessary to prepare selected financial data with respect to the Company as required by the Securities Act; and (E) provide information concerning the Company necessary to enable Parent and the Company to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit Parent to prepare the Form S-4 Registration Statement.
(b) If the Company or Parent becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus, then such party shall: (i) promptly inform the other party thereof; (ii) provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus prior to it being filed with the SEC; (iii) provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iv) if mailing is appropriate, cooperate in mailing such amendment or supplement to the stockholders of the Company.
(c) Prior to the Effective Time, Parent and the Company shall use their respective reasonable best efforts to take all other action required to be taken under the Securities Act (and the rules and regulations of the SEC promulgated thereunder), the Exchange Act (and the rules and regulations of the SEC promulgated thereunder) or under any applicable state securities or “blue sky” laws (and the rules and regulations promulgated thereunder) in connection with the issuance, exchange and listing of Parent Common Stock to be issued in the Merger, except that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction.

5.2 Company Stockholders’ Meeting.
(a) The Company: (i) shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock (the “Company Stockholders’ Meeting”) to vote on a proposal to adopt this Agreement as promptly as reasonably practicable after the date of this Agreement (but in no event later than 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act); (ii) shall submit such proposal to such holders at the Company Stockholders’ Meeting and, unless the Company’s board of directors has made a change in the Company Board Recommendation in compliance with Section 5.2(e), shall use its reasonable best efforts to solicit proxies in favor of such proposal from such holders before the Company Stockholders’ Meeting; and (iii) shall not submit any other proposal to such holders at the Company Stockholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting) without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Stockholders’ Meeting and shall not change such record date without the prior written consent of Parent. The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. The Company shall provide Parent with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports in the last seven days prior to the Company Stockholders’ Meeting).
(b) Notwithstanding anything to the contrary contained in this Agreement: (i) the Company shall not postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent, other than (A) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that is required by applicable Legal Requirements is properly disclosed to the Company’s stockholders or (B) to the extent necessary to obtain a quorum if, as of the time at which the Company Stockholders’ Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholders’ Meeting; (ii) the Company (A) may postpone or adjourn the Company Stockholders’ Meeting up to three times for up to 10 days each time and (B) shall postpone or adjourn the Company Stockholders’ Meeting up to three times for up to 10 days each time if Parent requests such postponement or adjournment, in each case, in order to permit the solicitation of additional proxies in favor of the adoption of this Agreement; and (iii) the Company may postpone or adjourn the Company Stockholders’ Meeting to the extent necessary to allow the notice and negotiation periods contemplated by Section 5.2(e) to be completed, plus one Business Day. Subject to Section 5.2(e), the Company shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable.
(c) Subject to Section 5.2(e), the Proxy Statement/Prospectus shall include a statement to the effect that the Company’s board of directors unanimously: (i) determined that this Agreement and the Merger is advisable and fair to and in the best interests of the Company and its stockholders; (ii) approved this Agreement and the Contemplated Transactions, including the Merger, in accordance with the requirements of the DGCL; and (iii) recommends that the Company’s stockholders vote to adopt this Agreement at the Company Stockholders’ Meeting (the unanimous determination described in clause “(i)” above and the unanimous recommendation described in clause “(iii)” above being collectively referred to as the “Company Board Recommendation”). The Company shall use its reasonable best efforts to ensure that the Proxy Statement/Prospectus includes the opinion of Qatalyst referred to in Section 2.24.
(d) Except as provided in Section 5.2(e), neither the Company’s board of directors nor any committee thereof shall: (i) withdraw or modify in a manner adverse to Parent, or permit the withdrawal or modification in a manner adverse to Parent of, the Company Board Recommendation (it being understood and agreed that the Company Board Recommendation will be deemed to have been modified by the Company’s board of directors in a manner adverse to Parent if the Company Board Recommendation is no longer unanimous); (ii) recommend the approval, acceptance or adoption of, or approve, endorse, accept or adopt, any Acquisition Proposal; (iii) approve or recommend, or cause or permit any Acquired Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar document or Contract relating to, or that contemplates or would reasonably be expected to result in, an Acquisition Transaction, other than a confidentiality agreement described in clause “(iv)(B)” of Section 4.3(b); or (iv) resolve, agree or publicly propose, or permit any Acquired Company or any Representative of any Acquired Company to agree or publicly propose, to take any of the actions referred to in this Section 5.2(d).
(e) Notwithstanding anything to the contrary contained in Section 5.2(d), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote:
(i) the Company’s board of directors may withdraw or modify the Company Board Recommendation and/or cause the Company to terminate this Agreement in accordance with Section 7.1(g) if: (A) an unsolicited, bona fide, written Acquisition Proposal is made to the Company after the date of this Agreement and is not withdrawn; (B) such Acquisition Proposal did not result from a breach of any of the provisions of Section 4.3 or this Section 5.2 in any material respect; (C) the Company’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that such Acquisition Proposal constitutes a Superior Offer; (D) the Company’s board of directors determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that, in light of such Superior Offer, the failure to withdraw or modify the Company Board Recommendation or the failure to terminate this Agreement pursuant to Section 7.1(g) would be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable Delaware law; (E) no less than 120 hours prior to withdrawing or modifying the Company Board Recommendation, the Company’s board of directors delivers to Parent a written notice (a “Recommendation Change Notice”) (1) stating that the Company has received a Superior Offer that did not result from a breach of any of the provisions of Section 4.3, this Section 5.2 in any material respect, (2) stating that the Company’s board of directors intends to withdraw or modify the Company Board Recommendation (and describing any intended modification of the Company Board Recommendation) and/or intends to terminate this Agreement pursuant to Section 7.1(g) in order to accept such Superior Offer, (3) specifying the material terms and conditions of such Superior Offer, including the identity of the Person making such Superior Offer and (4) attaching copies of the most current and complete draft of any Contract relating to such Superior Offer; (F) for 120 hours after receipt by Parent of such Recommendation Change Notice, the Company’s board of directors has not withdrawn or modified the Company Board Recommendation and the Company has not attempted to terminate this Agreement pursuant to Section 7.1(g); (G) throughout such 120-hour period, the Company engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that the failure to withdraw or modify the Company Board Recommendation or the failure to terminate this Agreement pursuant to Section 7.1(g) in order to accept such Superior Offer would not be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable Delaware law; and (H) at the time of withdrawal or modification of the Company Board Recommendation, the Company’s board of directors determines in good faith, after taking into account the advice of an independent financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that the failure to withdraw or modify the Company Board Recommendation or the failure to terminate this Agreement pursuant to Section 7.1(g) in order to accept such Superior Offer would be inconsistent with the fiduciary obligations of the Company’s board of directors to the Company’s stockholders under applicable Delaware law in light of such Superior Offer; provided, however, that when making such determination, the Company’s board of directors shall be obligated to consider any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(G)” above or otherwise; or
(ii) the Company’s board of directors may withdraw or modify the Company Board Recommendation if: (A) there shall arise after the date of this Agreement an event, development or change in circumstances that relates to and is material to the Acquired Companies, taken as a whole (but does not relate to (x) any Acquisition Proposal or (y) changes in the stock price or trading volume of Parent Common Stock or any other securities of any Parent Entity, any change in credit rating of any Parent Entity or the failure of Parent to meet internal or securities analysts’ published projections of earnings or revenues) and that was not known and was not reasonably foreseeable by the Company’s board of directors on the date of this Agreement (or if known, the material consequences of which were not known, and were not reasonably foreseeable by the Company’s board of directors as of the date of this Agreement), which event, development or change in circumstances, or any material consequence thereof, becomes known to the Company’s board of directors prior to the adoption of this Agreement by the Required Company Stockholder Vote (any such event, development or change in circumstances being referred to as a “Change in Circumstances”); (B) the Company’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that, in light of such Change in Circumstances, the failure to withdraw or modify the Company Board Recommendation would be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable Delaware law; (C) no less than 120 hours prior to withdrawing or modifying the Company Board Recommendation, the Company’s board of directors delivers to Parent a written notice (1) stating that a Change in Circumstances has arisen, (2) stating that it intends to withdraw or modify the Company Board Recommendation in light of such Change in Circumstances and describing any intended modification of the Company Board Recommendation and (3) containing a reasonably detailed description of such Change in Circumstances; (D) throughout such 120-hour period, the Company engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that the failure to withdraw or modify the Company Board Recommendation would not be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable Delaware law in light of such Change in Circumstances; and (E) at the time of withdrawing or modifying the Company Board Recommendation, the Company’s board of directors determines in good faith, after taking into account the advice of an independent financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that the failure to withdraw or modify the Company Board Recommendation would be inconsistent with the fiduciary obligations of the Company’s board of directors to the Company’s stockholders under applicable Delaware law in light of such Change in Circumstances; provided, however, that when making such determination, the Company’s board of directors shall be obligated to consider any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(D)” above or otherwise.
For purposes of clause “(i)” of this Section 5.2(e), any change in the form or amount of the consideration payable in connection with a Superior Offer, and any other material change to any of the terms of a Superior Offer, will be deemed to be a new Superior Offer, requiring a new Recommendation Change Notice and a new advance notice period, except that the advance notice period applicable to any such change to a Superior Offer pursuant to clause “(i)(E)” of this Section 5.2(e) shall be 72 hours rather than 120 hours. The Company shall ensure that any withdrawal or modification of the Company Board Recommendation does not have the effect of causing any Takeover Statute of the State of Delaware or any other state to be applicable to this Agreement or any of the Contemplated Transactions.
(f) Nothing contained in this Section 5.2 shall prohibit the Company from: (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to its stockholders if the Company’s board of directors determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary obligations to the Company’s stockholders under applicable Delaware law; provided, however, that this Section 5.2(f) shall not be deemed to permit the Company’s board of directors to withdraw the Company Board Recommendation or to modify the Company Board Recommendation in a manner adverse to Parent or take any of the actions referred to in clause “(ii)” or clause “(iv)” of Section 5.2(d) except, in the case of a withdrawal or modification of the Company

Board Recommendation, to the extent permitted by Section 5.2(e) (it being understood and agreed that any disclosure of the type described in this Section 5.2(f), other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be a withdrawal of the Company Board Recommendation or a modification of the Company Board Recommendation in a manner adverse to Parent unless the Company’s board of directors publicly and unanimously reaffirms the Company Board Recommendation in such disclosure).
(g) Notwithstanding anything to the contrary contained in this Agreement, none of the following actions shall be deemed to constitute a withdrawal or modification of the Company Board Recommendation: (i) the determination, in and of itself, by the Company’s board of directors that an Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Offer; (ii) the delivery, in and of itself, of a Recommendation Change Notice to Parent pursuant to clause “(E)” of Section 5.2(e)(i); (iii) the delivery, in and of itself, of a written notice to Parent pursuant to clause “(C)” of Section 5.2(e)(ii); (iv) the public disclosure, in and of itself, of any action described in clause “(i),” “(ii)” or “(iii)” above if such disclosure is required by applicable Legal Requirements, so long as any such disclosure (A) includes an express reaffirmation of the Company Board Recommendation without any amendment, withdrawal, alteration, modification or qualification thereof and (B) does not include any statement that constitutes, and does not otherwise constitute, a withdrawal of the Company Board Recommendation or a modification of the Company Board Recommendation in a manner adverse to Parent; or (v) the making, in and of itself, of a customary “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act.
(h)  Subject to the Company’s right to terminate this Agreement in accordance with Section 7.1(g), the Company’s obligation to call, give notice of and hold the Company Stockholders’ Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, by any Change in Circumstances or by any withdrawal or modification of the Company Board Recommendation. Without limiting the generality of the foregoing, the Company agrees that unless this Agreement is terminated in accordance with Section 7.1, the Company shall not submit any Acquisition Proposal to a vote of its stockholders.
5.3 Treatment of Company Equity Awards.
(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each In-the-Money Option that is vested or unvested and held by a Person who, as of immediately prior to the Effective Time, is no longer an employee or other service provider to the Acquired Companies (each, a “Specified Option”) will be canceled and extinguished, and the holder thereof will be entitled to receive (subject to any applicable withholding or other Taxes, or other amounts required by applicable Legal Requirements to be withheld) an amount in cash equal to the product of (i) the total number of shares of Company Common Stock subject to such Specified Option, multiplied by (ii) the excess of (A) the Equity Award Cash Consideration Amount over (B) the per share exercise price for the Company Common Stock subject to such Specified Option. Following the Effective Time, any such canceled Specified Option shall entitle the former holder of such Specified Option only to the payment described in this Section 5.3(a), which shall be made by the Surviving Corporation within 10 Business Days after the Effective Time.
(b) At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each Company Option (other than (x) a Specified Option or (y) an Out-of-the-Money Option held by a Person who, as of immediately prior to the Effective Time, is no longer an employee or other service provider to the Acquired Companies), whether vested or unvested, shall be assumed by Parent and converted into an option to purchase, on the same terms and conditions as were applicable under such Company Option, that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option, multiplied by (ii) the Conversion Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the per share exercise price for the Company Common Stock subject to such Company Option, by

(B) the Conversion Ratio (each such assumed Company Option, as so adjusted, a “Converted Option”); provided, however, that, following the Effective Time, all references to the “Company” in each Company Equity Plan and each award agreement shall be deemed to be references to Parent. The assumption and conversion of Converted Options contemplated by this Section 5.3(b) shall in each case be effected in a manner intended to comply with Section 409A of the Code.
(c) At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each Out-of-the-Money Option held by a Person who, as of immediately prior to the Effective Time, is no longer an employee or other service provider to the Acquired Companies shall be canceled and extinguished for no consideration.
(d) At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each Company RSU that is outstanding and unvested immediately prior to the Effective Time and that is not a Specified RSU shall be converted into that number of Parent RSUs, rounded to the nearest whole share, equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU (and, for Company PSUs, such number of shares of Company Common Stock shall be based on the attainment of the applicable performance metrics at the (x) actual level of performance for performance periods that lapsed in the ordinary course prior to the Effective Time or (y) for each other Company PSU, greater of the target or actual level of performance, as determined by the Company’s board of directors or a committee thereof immediately prior to the Effective Time), including any accrued but unpaid dividend equivalents thereon, multiplied by (ii) the Conversion Ratio (each such assumed Company RSU, as so adjusted, a “Converted RSU”). Any Converted RSU issued pursuant to this Section 5.3(d) shall be subject to the same terms and conditions as were applicable to such Company RSU prior to the Effective Time; provided, however, that (A) all references to the “Company” in each Company Equity Plan and each award agreement shall be deemed to be references to Parent and (B) to the extent that such Company RSU is a Company PSU, the performance metrics applicable to such Company PSU shall not apply from and after the Effective Time.
(e) At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each Specified RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be canceled and extinguished, and the holder thereof shall be entitled to receive (subject to any applicable withholding or other Taxes, or other amounts required by applicable Legal Requirements to be withheld) (x) the Merger Consideration in accordance with Section 1.5(a)(iii) on the same terms and conditions as outstanding shares of Company Common Stock and (y) an amount in cash equal to any accrued but unpaid dividend equivalents with respect to each Specified RSU; provided, however, that the number of shares of Company Common Stock subject to those Specified RSUs that are Company PSUs shall be determined based on the attainment of applicable performance metrics at the (x) actual level of performance for performance periods that lapsed in the ordinary course prior to the Effective Time or (y) for each other such Company PSU, greater of the target or actual level of performance, as determined by the Company’s board of directors or a committee thereof immediately prior to the Effective Time. The Merger Consideration payable pursuant to this Section 5.3(e) shall be made by the Surviving Corporation within 10 Business Days after the Effective Time; provided, that, to the extent that any payment within such time or on such date would trigger a Tax or penalty under Section 409A, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty; provided, further, that notwithstanding the foregoing, with respect to any Specified RSU granted to a non-employee member of the Company’s board of directors that constitutes nonqualified deferred compensation subject to Section 409A and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Equity Plan that will not trigger a Tax or penalty under Section 409A. The aggregate amount required to be withheld in respect of Taxes in respect of the Merger Consideration payable in respect of Specified RSUs pursuant to this Section 5.3(e) shall be applied first to reduce the aggregate Merger Consideration payable in shares of Parent Common Stock and then, only if and to the extent that such withholding amount exceeds such stock portion, to reduce the portion of the Merger Consideration that is payable in cash (if any). The number of shares of Parent Common Stock to be withheld shall be determined based on the closing price of a share of Parent Common Stock on the Closing Date.

(f) If requested by Parent in writing prior to the Effective Time, any shares of Company Common Stock that remain available for issuance pursuant to any Company Equity Plans as of the Effective Time (or any portion thereof requested by Parent) (the “Residual Shares”) shall be converted at the Effective Time into the number of shares of Parent Common Stock equal to the product of the number of such Residual Shares and the Conversion Ratio (such shares of Parent Common Stock, the “Assumed Shares”).
(g) Prior to the Effective Time, each of Parent and the Company shall take all actions reasonably necessary to effectuate the provisions set forth in this Section 5.3; provided, however, that no such action taken shall be required to be irrevocable until immediately prior to the Effective Time. As soon as reasonably practicable, but in no event later than five (5) Business Days after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock issuable with respect to Converted Options and Converted RSUs, in each case that are eligible to be registered on Form S-8, and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted Options and Converted RSUs assumed in accordance with this Agreement remain outstanding. The Company shall assist Parent in the preparation of such registration statement and provide Parent with all information reasonably requested by Parent for such preparation.
5.4 Treatment of Company ESPP. As soon as practicable after the date of this Agreement, the Company shall take all action that may be necessary to provide that: (a) no new offering period (or similar period during which shares may be purchased) shall commence under the Company ESPP following the date of this Agreement; (b) participants in the Company ESPP as of the date of this Agreement may not increase their payroll deductions under the Company ESPP from those in effect on the date of this Agreement; and (c) no new participants may commence participation in the Company ESPP following the date of this Agreement. Prior to the Effective Time, the Company shall take such action as may be necessary to: (i) cause any offering period (or similar period during which shares may be purchased) in progress as of the date of this Agreement to be the final offering period under the Company ESPP and to be terminated no later than five Business Days prior to the date on which the Effective Time occurs; (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP; (iii) cause each participant’s then-outstanding share purchase right under the Company ESPP (the “Company ESPP Rights”) to be exercised as of no later than two Business Days prior to the date on which the Effective Time occurs (such date, the “Final Exercise Date”); and (iv) terminate the Company ESPP as of, and subject to the occurrence of, the Effective Time. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP (as amended pursuant to this Section 5.4), and each share purchased thereunder immediately prior to the Effective Time will be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 1.5(a)(iii), subject to withholding of any applicable income and employment withholding Taxes. Any accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 5.4), be refunded to such participant as promptly as practicable following the Final Exercise Date (without interest). No further Company ESPP Rights shall be granted or exercised under the Company ESPP after the Final Exercise Date. The Company shall provide timely notice to participants of the setting of the Final Exercise Date and the termination of the Company ESPP in accordance with the terms of the Company ESPP.
5.5 Employee Benefits and Employee Matters.
(a) Subject, and in addition, to the requirements imposed by applicable Legal Requirements, during the period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date (the “Continuation Period”), Parent, the Surviving Corporation, or their respective

Affiliates shall provide each Continuing Employee with (i) total target cash compensation (to be defined as base salary or annualized base wage rate, plus target annual cash incentive opportunity) to each Continuing Employee that is no less than the total target cash compensation provided to such Continuing Employee immediately prior to the Closing, and (ii) retirement and health and welfare benefits that are substantially similar in the aggregate to those provided to similarly situated employees of Parent.
(b) During the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation or any of their respective Affiliates to provide, severance payments and benefits to each Continuing Employee whose employment is terminated during such period that are no less favorable than the severance payments and benefits that such Continuing Employee would have been eligible to receive upon a termination of employment under any applicable severance plan, policy, practice or arrangement sponsored or maintained by the Acquired Companies (as listed on Part 2.16(f) of the Company Disclosure Schedule, or otherwise as permitted pursuant to Part 4.2(b)(xi) of the Company Disclosure Schedule).
(c) As of the Closing Date, Parent, the Surviving Corporation, or one of their respective Affiliates will use commercially reasonable efforts to provide to each Continuing Employee under each employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation, or one of their Affiliates in which such Continuing Employees may be eligible to participate after the Closing Date (the “Post-Closing Plans”), credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual under a defined benefit pension plan) for full or partial years of service with the Surviving Corporation or any of its Subsidiaries performed at any time prior to the Closing Date to the extent such service was taken into account under the analogous Company Plan immediately prior to the Closing Date; provided, however, that no such prior service shall be taken into account to the extent it would result in the duplication of benefits to any such Continuing Employee.
(d) For purposes of each Post-Closing Plan providing medical, dental, prescription drug and/or vision benefits to any Continuing Employee, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, use commercially reasonable efforts to cause (i) all pre-existing condition exclusions, evidence of insurability requirements, actively-at-work requirements, and waiting periods for such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under the analogous Company Plan immediately prior to the Closing Date, and to the extent consistent with the governing terms of the Post-Closing Plan and (ii) such Continuing Employees to be given credit under such Post-Closing Plans for co-payments made, and deductibles satisfied, prior to the Closing Date for the year in which the Closing Date occurs.
(e) Except for Indemnified Persons (to the extent of their rights pursuant to Section 5.6), no Company Associate shall be deemed to be a third-party beneficiary of this Agreement. Nothing in this Section 5.5 shall limit the effect of Section 8.8.
(f)  Unless otherwise requested by Parent in writing at least five Business Days prior to the Closing Date, the Company shall take (or cause to be taken) all actions that may be reasonably necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Company Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company’s board of directors of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which shall be subject to the prior review and approval of Parent), effective no later than the day prior to the Closing Date. In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall use commercially reasonable efforts to take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent 401(k) Plan”), to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or notes (representing plan loans from the Company 401(k) Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Company 401(k) Plan to the corresponding Parent 401(k) Plan. If the Company 401(k) Plan is terminated as described herein, the Continuing Employees shall be eligible to participate in a Parent 401(k) Plan as soon as reasonably practicable on or following the Closing Date. If the distributions of assets from the trust of any Company 401(k) Plan that is terminated pursuant to this Section 5.5(f) are reasonably anticipated to cause or result in liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such Company 401(k) Plan or upon the Company or any participating employer, then the Company shall estimate in good faith the amount of such charges or other fees and provide its estimate of that amount in writing to Parent at least three Business Days prior to the Closing Date.
(g) To the extent any employee, union, works council or other employee representative information, notification or consultation requirements are imposed by applicable Legal Requirements with respect to any of the Contemplated Transactions, the Company and Parent shall cooperate in good faith to ensure that such information, notification or consultation requirements are complied with in all material respects prior to the Effective Time. Prior to making any broad-based notices or communications to any employees of the Acquired Companies, the parties shall provide, and shall cause their respective Subsidiaries and Representatives to provide, all broad-based employee notices or communication materials (including website postings) that are intended to be provided to the employees of the Acquired Companies and that relate to their terms or conditions of employment, including compensation or benefits matters following the Closing (the “Employee Communications”) to other party for its prior review and the reviewing party shall have the right to provide timely and reasonable comments to any such notices or communications, which will be considered in good faith. The foregoing shall not apply to any Employee Communications to the extent the substance of statements contained therein are consistent in all material respects with previous Employee Communications made by the Company or Parent after prior review by the other party.
5.6 Indemnification of Officers and Directors.
(a) From the Effective Time until the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation to exculpate, indemnify and hold harmless (and shall also cause the Surviving Corporation to advance expenses as incurred), (i) to the fullest extent permitted under applicable law, and (ii) in accordance with any indemnification agreements with any Acquired Company in effect on the date of this Agreement, each present and former director and officer of any Acquired Company (collectively, the “Indemnified Persons”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Persons’ service as a director or officer of any Acquired Company or services performed by such Persons at the request of any Acquired Company at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including with respect to (A) the Merger and the other Contemplated Transactions and (B) actions to enforce this Section 5.6.
(b) All rights to indemnification, exculpation and advancement and reimbursement of expenses by any Acquired Company existing in favor of the Indemnified Persons for their acts and omissions as directors and officers occurring prior to the Effective Time, as provided in the Company’s or the applicable Acquired Company’s certificate of incorporation, bylaws or other similar organizational documents (as in effect as of the date of this Agreement) and as provided in those indemnification agreements between an Acquired Company and such Indemnified Persons (as in effect as of the date of this Agreement), will survive the Merger and continue in full force and effect (to the extent such rights to indemnification are available under and consistent with applicable law) for a period of six years following the date on which the Merger becomes effective, and the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Acquired Companies in respect of such rights of indemnification, exculpation and advancement and reimbursement of expenses. Notwithstanding anything to the contrary, if any Indemnified Person notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Indemnified Person intends to seek indemnification pursuant to this Section 5.6, the provisions of this Section 5.6 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.
(c) From the date on which the Effective Time occurs until the sixth anniversary of such date, Parent shall cause the Surviving Corporation to maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form Made Available to Parent (the “Existing D&O Policy”), except that: (i) Parent may substitute for the Existing D&O Policy a policy or policies of substantially comparable coverage, and in any event, coverage not less favorable in the aggregate than the existing policies of the Acquired Companies; and (ii) Parent will not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of 300% of the most recent annual premium paid prior to the date of this Agreement for the Existing D&O Policy (the “Maximum Premium”). If any future annual premiums for the Existing D&O Policy (or any substitute policy therefor) exceed the Maximum Premium in the aggregate, then Parent may reduce the amount of coverage of such Existing D&O Policy (or any substitute policy therefor) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. Parent shall cause the Surviving Corporation or, prior to the Effective Time, the Company shall have the right to purchase a pre-paid, non-cancellable “tail” policy on the Existing D&O Policy for a claims reporting or discovery period of six (6) years from the Closing Date and otherwise on terms and conditions that are no less favorable than the terms and conditions of the Existing D&O Policy; provided, however, that the Surviving Corporation shall not be obligated to, and the Company shall not (without the prior written consent of Parent), expend an amount for such “tail” policy in excess of the Maximum Premium. If such “tail” policy is purchased, Parent shall cause the Surviving Corporation to, maintain such “tail” policy in full force and effect in lieu of all other obligations of the Surviving Corporation under the first sentence of this Section 5.6(c).
(d) The provisions of this Section 5.6 are intended to be for the benefit of, and will be enforceable by each of the Indemnified Persons, who are intended third-party beneficiaries of this Section 5.6 from and after the Effective Time.
(e) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume of the rights and obligations set forth in this Section 5.6.
5.7 Regulatory Approvals and Related Matters.
(a) Each of Parent and the Company shall use its reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing: (i) the Company and Parent shall: (A)(1) within 10 Business Days after the date of this Agreement, make an appropriate filing of a notification and report form pursuant to the HSR Act, (2) prepare, file and submit the notifications, reports and other documents (or, if appropriate, drafts of documents) required under any applicable foreign antitrust or competition laws or regulations in the jurisdictions set forth on Part 5.7(a) of the Parent Disclosure Schedule as soon as reasonably practicable and advisable and (3) promptly after the date of this Agreement, prepare, file and submit the notifications, reports and other documents required under (x) any applicable Foreign Investment Laws in the jurisdictions set forth on Part 5.7(a) of the Parent Disclosure Schedule and (y) the NISPOM Rule (including notification to the DCSA and, as required, any other cognizant security authority pursuant to the NISPOM Rule), in each case, in connection with the Merger and the other Contemplated Transactions; and (B) respond as promptly as practicable to (1) any inquiries or requests received from the FTC or the DOJ for additional information or documentation and (2) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with antitrust, foreign direct investment, security clearance or related matters; and (ii) except to the extent Parent determines otherwise: (A) the Company and Parent shall (1) promptly (and in any event within 10 Business Days) after a Requesting Authority asserts or attempts to assert jurisdiction over, or requests, requires or attempts to require a filing or submission relating to, the Merger or any of the other Contemplated Transactions, consult with one another in good faith to determine whether such filing is required and, if Parent determines such filing is required to consummate the Merger or any of the other Contemplated Transactions, file and submit (in accordance with each Legal Requirement that may be applicable or that such Requesting Authority asserts to be applicable) all notices, reports and other documents required or requested by such Requesting Authority to be filed or submitted, in each case, promptly after Parent makes such determination; and (2) respond as promptly as practicable to any inquiries or requests received from such Requesting Authority for additional information or documentation, and (B) if a filing or submission is made to any Requesting Authority in accordance with clause “(ii)(A)(1)” above, any Governmental Authorization or other Consent asserted to be required under any Legal Requirement administered by or otherwise relating to the authority or responsibility of such Requesting Authority shall be (1) deemed to be included on Part 5.7(a) of the Parent Disclosure Schedule and (2) be deemed required to be obtained in connection with the Merger for purposes of Section 5.7(e).
(b) Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) or submissions pursuant to (and to otherwise comply with its obligations set forth in) Section 5.7(a); provided, however, that, notwithstanding anything to the contrary contained in this Section 5.7, each of Parent and the Company may reasonably designate material provided to the other party pursuant to this Section 5.7 as “outside counsel only” or “counsel only” (x) as necessary to comply with legal or contractual arrangements and/or (y) as necessary to address reasonable privilege, legal, confidentiality or competitive sensitivity concerns, and such materials and the information contained therein shall only be provided to the outside and in-house legal counsel and advisors of the receiving party to whom such materials or information is necessary to be provided and will not be disclosed by such counsel or advisors to others at the receiving party without the disclosing party’s express prior written consent. Notwithstanding anything to the contrary contained in this Section 5.7 or elsewhere in this Agreement, Parent shall, on behalf of itself, Merger Sub and the Company: (i) control, devise and implement the strategy and timing for seeking and securing any actions or Consents of any Governmental Body with respect to the Merger and the other Contemplated Transactions (taking into account in good faith any comments of the Company or its Representatives relating to such strategy), and coordinate any contacts with any Governmental Body (including any Requesting Authority); (ii) take the lead in all meetings, communications, discussions and negotiations with any Governmental Body (including any Requesting Authority) in connection with obtaining any such action or Consent; provided, however, that Parent shall not participate in any substantive meeting, communication, discussion or negotiation with any Governmental Body (including any Requesting Authority) in connection with this Agreement and the Merger unless Parent gives the Company prior notice of, consults with the Company in good faith in advance of, and, to the extent not prohibited by such Governmental Body, gives the Company the opportunity to attend and participate in, such meeting, communication, discussion or negotiation; and (iii) have the right in its sole discretion to commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act, any applicable foreign antitrust or competition laws or regulations or any applicable Foreign Investment Law (it being understood that Parent will consult with the Company in good faith prior to making any such commitment or agreement); provided, however, that Parent shall not withdraw its initial filing pursuant to the HSR Act or refile without the Company’s prior written con. Without limiting the foregoing, no Acquired Company shall, without the prior written consent of Parent, directly or indirectly (A) stay, toll or extend any waiting period under the HSR Act, any applicable foreign antitrust or competition law or regulation or any applicable Foreign Investment Law,

(B) withdraw its initial filing pursuant to the HSR Act, any applicable foreign antitrust or competition law or regulation or any applicable Foreign Investment Law, as the case may be, or refile any of them, or (C) commit to or agree with any Governmental Body to delay or not to consummate the Merger or any of the other Contemplated Transactions.
(c) Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to Section 5.7(b) and the confidentiality provisions of the Confidentiality Agreement, each of Parent and the Company shall: (i) consult with the other party in good faith prior to taking a position with respect to any filing or submission required by Section 5.7(a); (ii) provide the other party a reasonable opportunity to review, comment and discuss in advance, and consider in good faith the views of the other party in connection with, all written, substantive communications with a Governmental Body (including any Requesting Authority) in connection with any filing or submission required by Section 5.7(a) (including any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions or proposals) before making or submitting any such written communication to any Governmental Body on behalf of any party hereto in connection with any filing or submission required by Section 5.7(a) or any Legal Proceeding involving a Governmental Body with regulatory authority related to this Agreement or any of the Contemplated Transactions; (iii) coordinate with the other party in preparing and exchanging such information; and (iv) promptly provide the other party (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Body in connection with any filing or submission required by Section 5.7(a); provided, however, that materials required to be provided pursuant to Section 5.7(b) and this Section 5.7(c) may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements existing as of the date of this Agreement and/or (C) as necessary to address reasonable privilege, legal, confidentiality or competitive sensitivity concerns.
(d) Each of the Company and Parent shall notify the other party promptly upon the receipt of: (i) any communication from any official of any Governmental Body in connection with any filing or submission made pursuant to this Agreement; (ii) knowledge of the commencement or threat of commencement of any judicial or administrative proceeding by or before any Governmental Body with respect to the Merger or any of the other Contemplated Transactions (and shall keep the other party informed as to the status of any such proceeding or threat); and (iii) any request by any official of any Governmental Body for any amendment or supplement to any filing or submission made pursuant to this Agreement or any information required to comply with any Legal Requirement applicable to the Merger or any of the other Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing or submission made pursuant to Section 5.7(a), each of the Company and Parent shall (promptly upon learning of the occurrence of such event) inform the other party of the occurrence of such event and cooperate in filing with or submitting to the applicable Governmental Body such amendment or supplement.
(e) Subject to Sections 5.7(b) and 5.7(f), each of Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Contemplated Transactions on a timely basis. Without limiting the generality of the foregoing, but subject to Sections 5.7(b) and 5.7(f), each of Parent and the Company shall use its reasonable best efforts to: (i) make all filings (if any), give all notices (if any) and provide all information (if any) required to be made, given or provided by such party in connection with the Merger or any of the other Contemplated Transactions; (ii) consult with such party’s employees to the extent required under any applicable Legal Requirement in connection with the Merger or any of the other Contemplated Transactions; and (iii) obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Sections 5.7(b) and 5.7(f), Parent’s obligations under clause “(iii)” of the immediately preceding sentence with respect to any Consents referred to in Section 6.1(d), Section 6.1(e) and Section 6.1(f) shall include, in each case, to the extent necessary to obtain the Consents referred to in Section 6.1(d), Section 6.1(e) and Section 6.1(f), (A) proposing, negotiating, committing to and effecting (by consent decree, hold separate order or otherwise) the sale, divestiture, disposition or license (or similar arrangement) of any of the businesses, product lines or assets of any Parent Entity or any Acquired Company (a “Divestiture Remedy”), in each case, that would not result in a Burdensome Condition and (B) proposing, negotiating, committing to and effecting (by consent decree, hold separate order or otherwise) any limitation on any Parent Entity’s freedom of action with respect to, and otherwise proposing, proffering and agreeing to any other requirement, obligation, condition, limitation or restriction on, any of the businesses, product lines or assets of any Parent Entity or any Acquired Company (a “Behavioral Remedy”), in each case, that would not result in a Burdensome Condition. In furtherance of the foregoing, to the extent necessary and practicable, Parent shall (x) negotiate in good faith with all applicable Governmental Bodies any Divestiture Remedy or Behavioral Remedy contemplated by the immediately preceding sentence in connection with obtaining any Consent referred to in Section 6.1(d), Section 6.1(e) or Section 6.1(f) prior to the initiation of a Regulatory Proceeding by any Governmental Body and (y) continue such negotiations in the event a Regulatory Proceeding is initiated. Each of the Company and Parent shall consult with the other party in good faith with respect to the matters contemplated by clauses “(i),” “(ii)” and “(iii)” above, and shall use reasonable best efforts to keep the other party apprised of the status of matters relating to the consummation of the Contemplated Transactions. At the request of Parent, the Company shall cause the divestiture, holding separate or taking of any other action with respect to any of the businesses, product lines or assets of the Acquired Companies (provided that any such action is conditioned upon the consummation of the Merger). If a Specified Governmental Body or a third party commences a judicial or administrative proceeding under any applicable antitrust or competition Legal Requirement or Foreign Investment Law challenging, or seeking to restrain or prohibit the consummation of, the Merger or any of the other Contemplated Transactions (any such judicial or administrative proceeding, a “Regulatory Proceeding”), (A) Parent and the Company shall use their respective reasonable best efforts to contest, defend and/or appeal such proceeding on the merits, (B) Parent shall be entitled to direct and control the defense and settlement of such proceeding and will consult with the Company in good faith in connection therewith, and (C) the Company shall cooperate with, and provide such assistance as may be reasonably requested by, Parent in connection with the defense and settlement of such Regulatory Proceeding.
(f) Notwithstanding anything to the contrary contained in Section 5.7(e) or elsewhere in this Agreement: (i) no Parent Entity shall have any obligation under this Agreement to: (A) propose, negotiate, commit to or effect (by consent decree, hold separate order or otherwise) any Divestiture Remedy that would result in a Burdensome Condition (it being understood and agreed that, for the avoidance of doubt, Parent shall take the actions identified in Part 5.7(f) of the Parent Disclosure Schedule promptly after the date of this Agreement); (B) propose, negotiate, commit to or effect (by consent decree, hold separate order or otherwise), or otherwise propose, proffer or agree to, any Behavioral Remedy that would result in a Burdensome Condition; (C) initiate, or cause any other Parent Entity to initiate, any litigation or similar proceeding against a Governmental Body or third party to obtain any waiting period expiration or termination, Governmental Authorization or other Consent under the HSR Act, any applicable foreign antitrust or competition law or regulation, any applicable Foreign Investment Law or any similar Legal Requirement in connection with the Merger or any of the other Contemplated Transactions (it being understood and agreed that nothing in this clause “(C)” shall be deemed to limit Parent’s obligation to contest, defend and/or appeal Regulatory Proceedings in accordance with the last sentence of Section 5.7(e)); (D) except as contemplated by clause “(A)” or “(B)” above, amend or modify any of Parent’s or Merger Sub’s rights or obligations under this Agreement; or (E) except as contemplated by clause “(A)” or “(B)” above, restructure or commit to restructure any of the Contemplated Transactions; (ii) none of the Acquired Companies shall, except with the prior written consent of Parent, agree, commit or propose, or encourage any Governmental Body, to take or request any of the actions described in clause “(i)(A)”, “(i)(B)”, “(i)(D)” or “(i)(E)” above; (iii) no Parent Entity shall be required to agree to, commit to or effect any action that is not conditioned upon the consummation of the Merger; and (iv) for purposes of determining whether any condition set forth in Section 6.1(d), Section 6.1(e) or Section 6.1(f) has been satisfied, a Governmental Authorization or Consent shall not be deemed to have been obtained if such Governmental Authorization or Consent includes, or requires any Parent Entity to be subject to, any term or condition that constitutes a Burdensome Condition (other than a Burdensome Condition to which Parent had previously agreed in writing).

5.8 Disclosure. Parent and the Company: (a) have agreed to the text of the joint press release and investor relations presentation announcing the signing of this Agreement; and (b) shall consult with each other before issuing any further press release or otherwise making any public statement with respect to the Merger or any of the other Contemplated Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing: (i) each of Parent and the Company may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements or announcements are consistent with (and not materially expansive of) previous press releases, public disclosures or public statements or announcements made jointly by the parties (or individually, if approved by the other party); (ii) Parent or the Company may, without the prior consent of the other party, issue any such press release or make any such public announcement or statement as may be required by a Legal Requirement or the Nasdaq Rules if it first notifies and consults with the other party prior to issuing any such press release or making any such public announcement or statement; (iii) the Company need not consult with (or obtain the consent of) Parent in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal or any modification or withdrawal of the Company Board Recommendation in accordance with Section 5.2(e); and (iv) neither Parent nor the Company need consult with (or obtain the consent of) the other party in connection with any press release, public statement or filing in connection with any Legal Proceeding between Parent and the Company related to this Agreement or any of the Contemplated Transactions.
5.9 Resignation of Officers and Directors. Unless otherwise directed by Parent, the Company shall use reasonable best efforts to obtain and deliver to Parent at or prior to the Effective Time the resignation of each individual who is an officer or director of any of the Acquired Companies, effective as of the Effective Time (it being understood that such resignation shall not constitute a voluntary termination of employment under any Company Plan applicable to such individual’s status as an employee, officer or director of an Acquired Company).
5.10 Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements (including the Nasdaq Rules) to enable the de-listing by the Surviving Corporation of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.
5.11 Parent Stock Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing (subject to official notice of issuance) on the Parent Stock Exchange at or prior to the Effective Time.
5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all steps that may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger and the matters contemplated by Sections 5.3 and 5.4 by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Legal Requirements.
5.13 Stockholder Litigation. The Company shall promptly (and in any event within two Business Days) notify Parent in writing of, and shall give Parent the opportunity to participate fully and actively in the defense and settlement of, any stockholder claim or litigation (including any class action or derivative litigation) against or otherwise involving the Company and/or any of its directors or officers relating to this Agreement, the Merger or any of the other Contemplated Transactions. No compromise or full or partial settlement of any such claim or litigation shall be agreed to by the Company without Parent’s prior written consent; provided that Parent’s consent in this clause shall not be required if the settlement involves (i) solely (A) the payment of mooting fees in an aggregate amount that, together with all other amounts paid in settlements made pursuant to this proviso, does not to exceed the amount set forth on Part 5.13 of the Parent Disclosure Schedule and (B) supplemental disclosure (provided that Parent shall be given reasonable opportunity to review and comment on any supplemental disclosure and the Company shall consider in good faith any changes thereto proposed by Parent), (ii) no admission of wrongdoing or liability, (iii) no injunctive or similar relief, (iv) a complete and unconditional release by the named plaintiffs of all defendants in respect of all claims then pending relating to this Agreement, the Merger or the other Contemplated Transactions and (v) the withdrawal or dismissal of all claims and actions then pending relating to this Agreement, the Merger or the other Contemplated Transactions. Parent shall promptly (and in any event within two Business Days) notify the Company in writing of, and shall give the Company the opportunity to participate in (but not control) the defense of, any stockholder claim or litigation (including any class action or derivative litigation) against or otherwise involving Parent and/or any of its directors or officers relating to this Agreement, the Merger or any of the other Contemplated Transactions.
5.14 Takeover Statutes and Rights. If any Takeover Statute is or may become applicable to this Agreement, the Merger or any of the other Contemplated Transactions, the Company and the board of directors of the Company shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on this Agreement, the Merger and the other Contemplated Transactions.
5.15 Financing.
(a) Each of Parent and Merger Sub shall, and shall cause its respective Representatives to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on or prior to the Closing, on the terms and subject solely to the conditions (including, to the extent applicable, the “market flex” provisions) described in the Debt Commitment Letter (it being understood that, for purposes of this Section 5.15, references to the Debt Commitment Letter shall be deemed to include any Fee Letter), including using its reasonable best efforts to: (i) maintain in full force and effect the Debt Commitment Letter in accordance with its terms, (ii) enter into and deliver definitive agreements with respect to the Debt Financing on the terms and subject solely to the conditions contemplated by the Debt Commitment Letter (the “Definitive Debt Financing Agreements”), (iii) satisfy (or obtain a waiver of) on a timely basis all conditions and comply with all obligations applicable to Parent, including with respect to the payment of any commitment, engagement or placement fees, in the Debt Commitment Letter and the Definitive Debt Financing Agreements, (iv) enforce all of its rights under the Debt Commitment Letter and the Definitive Debt Financing Agreements, (v) if required under the Debt Commitment Letter, enter into amendments to the Definitive Debt Financing Agreements with respect to the Debt Financing to give effect to any “market flex” provisions contained in any Debt Commitment Letter and (vi) consummate the Debt Financing no later than the Closing.
(b) Parent shall not agree to any amendments, restatements, supplements or modifications to, obtain any replacement of, or waive any of its rights under, the Debt Commitment Letter or the Definitive Debt Financing Agreements, in whole or in part, without the prior written consent of the Company if any such amendment, restatement, supplement, replacement, modification or waiver of the Debt Commitment Letter or the Definitive Debt Financing Agreements shall: (i) impose new or additional conditions or otherwise amend, modify or expand any conditions to the Debt Financing that would make the funding thereof less likely to occur in any material respect, (ii) reduce the aggregate amount of the Debt Financing to less than the amount required, together with all other sources of cash or other financing sources available to Parent on the Closing Date, for the satisfaction of all of Parent’s payment obligations under this Agreement due at the Closing, including the payment of the Financing Uses, (iii) delay or prevent the Closing from occurring on the date that it would have otherwise occurred, (iv) make the receipt or funding of the Debt Financing less likely to occur (including, without limitation, by making any condition to the receipt or funding of the Debt Financing less likely to be satisfied) or (v) adversely impact the ability of Parent to (A) enforce its rights against the other parties to the Debt Commitment Letter or the Definitive Debt Financing Agreements or (B) cause the Merger to be timely consummated (it being understood that Parent may amend, restate, modify or supplement the Debt Commitment Letter or the Definitive Debt Financing Agreements to add lenders, lead arrangers, bookrunners, underwriters, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, to provide for the assignment and reallocation to such entities of a portion of the debt financing commitments contained in the Debt

Commitment Letter or the Definitive Debt Financing Agreements and to grant customary approval rights to such additional arrangers and other Entities in connection with such appointments as expressly set forth in the Debt Commitment Letter, in each case, without the Company’s consent).
(c) In the event that all or any portion of the Debt Financing becomes or is expected to become, unavailable for any reason, in an amount sufficient, together with all other sources of cash available to Parent on the Closing Date, for the satisfaction of all of Parent’s payment obligations under this Agreement due on the Closing Date, including payment of the Financing Uses, Parent shall (i) notify the Company in writing thereof as promptly as practicable after obtaining knowledge thereof (and, in any event, within forty-eight (48) hours) and (ii) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to promptly arrange and obtain alternative financing (the “Alternative Financing”) (A) in an amount sufficient, together with all other sources of cash available to Parent on the Closing Date, for the satisfaction of all of Parent’s payment obligations under this Agreement due on the Closing Date, including payment of the Financing Uses and (B) subject to conditions precedent which would not reasonably be expected to materially delay or impair the likelihood of the Closing.
(d) Upon (i) obtaining any commitment for any Alternative Financing or other financing or (ii) any amendment, restatement, supplement, replacement, modification or waiver of the Debt Commitment Letter, the debt financing commitments contemplated therein or any other term loan bank debt financing or Capital Markets Issuance funded in lieu thereof, in each case, as permitted by Section 5.15(b), references to the “Debt Financing,” “Financing Sources,” “Definitive Debt Financing Agreements” and “Debt Commitment Letter” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, such amended, restated, supplemented, replaced, modified or waived Debt Commitment Letter or such other term loan bank debt financing or Capital Markets Issuance funded in lieu thereof and, in each case, the commitments thereunder, the agreements with respect thereto and the financial institutions participating therein for all purposes of this Agreement and each such term shall be construed accordingly.
(e) Parent shall, and shall cause its Representatives to, keep the Company informed as promptly as practicable upon written request in reasonable detail of the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Parent shall: (i) upon the Company’s written request, furnish the Company with executed copies of any amendments, restatements, supplements, replacements, modifications to or waivers of the Debt Commitment Letter, Alternative Financing or other financing permitted by Section 5.15(b) (with any Fee Letter redacted in a customary manner as described in Section 3.14(a)) promptly upon their execution; and (ii) give the Company prompt written notice (A) of any actual or threatened default or material breach (or any event that, with or without notice, lapse of time or both, would give rise to any default or material breach) under, or repudiation of, the Debt Commitment Letter or the Definitive Debt Financing Agreements by any Financing Source party thereto, in each case, of which Parent becomes aware, (B) of any termination of the Debt Commitment Letter, other than in accordance with its terms and (C) of the receipt of any written notice from any Person with respect to any material dispute or disagreement between or among any parties to the Debt Commitment Letter or any Definitive Debt Financing Agreement relating to the initial availability of the Debt Financing.
(f) During the Pre-Closing Period, the Company shall, and shall ensure that each of the other Acquired Companies and its and their respective Representatives shall, use reasonable best efforts to provide to Parent all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing and any Capital Markets Issuance, including using reasonable best efforts to:
(i) cause the appropriate senior officers of the Company to participate in a reasonable but limited number of lender or investor meetings, lender or investor presentations, roadshows, sessions with rating agencies and due diligence sessions, in each case, upon reasonable notice and at mutually agreeable dates and reasonable times;
(ii) provide reasonable and customary assistance with the preparation of customary rating agency presentations, road show materials, customary bank information memoranda, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents customarily required (which may incorporate, by reference, periodic and current reports filed by the Company with the SEC), in connection with obtaining any Debt Financing or consummating any Capital Markets Issuance, in each case, solely with respect to customary information relating to the Company and the other Acquired Companies (which assistance may include, providing customary authorization and representation letters; provided that such authorization and representation letters (or the underlying documents to which they pertain) shall exculpate the Company, the other Acquired Companies and its and their respective Representatives with respect to any liability related to the use or misuse of information contained therein or other marketing materials related thereto);
(iii) (A) obtain customary payoff letters (in form and substance reasonably acceptable to Parent) at or prior to Closing and such other documents reasonably requested by Parent or the Financing Sources relating to the termination of the obligations under the Credit Agreement and the payment of the Credit Agreement Payoff Amount or any other material indebtedness for borrowed money incurred by the Company and, the release of any related liens (if any), (B) provide all documentation and other information reasonably required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to any of the Acquired Companies, in each case as reasonably requested by Parent at least 10 Business Days prior to the Closing Date and (C) assist with the replacement, backstopping or rollover of any letter of credit;
(iv) furnish Parent, following Parent’s reasonable request, with all customary financial information (to the extent reasonably available to the Company) relating to the Company and the other Acquired Companies required to be delivered pursuant to paragraph 6 of Exhibit B of the Debt Commitment Letter or to the extent required to consummate any Debt Financing (including any loan syndication contemplated by the Debt Commitment Letter) or Capital Markets Issuance, and provide any assistance that is reasonably necessary to permit Parent to prepare the pro forma financial statements required to be delivered pursuant to paragraph 6 of Exhibit B to the extent required to consummate any Debt Financing or any Capital Markets Issuance (it being understood that Parent, and not the Company, the other Acquired Companies or any of their respective Subsidiaries, Affiliates or Representatives, is responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments), provided that the public filing of any required financial statements or other public information filed with the SEC shall constitute delivery of such financial statements or other public information;
(v) cause its independent auditors to participate in drafting sessions and accounting due diligence sessions and cooperate with any Debt Financing and Capital Markets Issuance consistent with their customary practice, including requesting that they provide customary comfort letters (including “negative assurance” comfort) and customary consents or authorization letters to the inclusion of the Company’s auditor reports, in each case, to the extent required in connection with the marketing and syndication of any Debt Financing or as are customarily required in an underwritten Capital Markets Issuance; and
(vi) assist with the preparation and enter into (as of the Closing) Definitive Debt Financing Agreements (including review of any disclosure schedules related thereto for completeness and accuracy) or the amendment of any Acquired Company’s currency or interest hedging agreements or other agreements.
(g) The Company hereby consents to the use of its and each of the other Acquired Companies’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company, any of the other Acquired Companies or any of their respective Subsidiaries or the reputation or goodwill of the Company, any of the other Acquired Companies or any of their respective Subsidiaries. Parent shall, promptly upon request by the Company (and, in any event, within thirty (30) days), reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company in order to comply with its obligations under Section 5.15(f). Parent shall indemnify, defend, and hold harmless the Company, each of the other Acquired Companies, each of their respective Subsidiaries and each of their respective Representatives from, against and in respect of any and all claims, debts, losses, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities resulting from, or that exist or arise due to, the activities of Parent and its Representatives under Section 5.15(f), except to the extent such claims, debts, losses, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities result from (i) the gross negligence or willful misconduct of such indemnified Persons or (ii) historical information provided by or on behalf of the Company, any of the other Acquired Companies or any of their respective Subsidiaries.
(h) Notwithstanding anything to the contrary in this Agreement, the assistance contemplated in Section 5.15(f) shall not (i) unreasonably interfere with the normal operations of the Company, the other Acquired Companies or any of their respective Subsidiaries, (ii) require the Company, the other Acquired Companies or any of their respective Subsidiaries to waive or amend any terms of this Agreement, (iii) require the Company, the other Acquired Companies or any of their respective Subsidiaries to take any action that will conflict with or violate any of its organizational documents, any applicable law or fiduciary duty, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract or permit to which the Company, the other Acquired Companies or any of their respective Subsidiaries is a party, (iv) require the Company, the other Acquired Companies or any of their respective Subsidiaries to make any representations, warranties or certifications, (v) require the Company, the other Acquired Companies or any of their respective Subsidiaries to prepare any financial statements (other than as currently prepared in the ordinary course of business), (vi) require the Company, the other Acquired Companies or any of their respective Subsidiaries to execute any Contract prior to the Closing that is not expressly conditioned upon the occurrence of the Closing Date (other than customary authorization and representation letters contemplated in Section 5.15(f) (to the extent included in a customary bank information memorandum)) (and, in each case, only by their respective directors, officers, managers or other Persons holding similar positions at the Company, the other Acquired Companies or any of their respective Subsidiaries who are expected to continue to hold such positions following the Closing), (vii) require the Company, the other Acquired Companies or any of their respective Subsidiaries to enter into any agreement or commitment in connection with the Debt Financing that is effective prior to the Closing, (viii) result in any employee, officer or director of the Company, the other Acquired Companies or any of their respective Subsidiaries incurring any personal liability with respect to any matters relating to the Debt Financing, (ix) provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege, or violate any of the confidentiality provisions of any confidentiality agreement, of the Company, the other Acquired Companies or any of their respective Subsidiaries, (x) require the Company, the other Acquired Companies or any of their respective Subsidiaries to change any fiscal period, (xi) require the Company, the other Acquired Companies or any of their respective Subsidiaries to authorize any corporate action with respect to the Debt Financing prior to the Closing Date, except for such corporate action that is conditioned on the occurrence of the Closing Date (and only by their respective directors, managers or other Persons holding similar positions at the Company, the other Acquired Companies or any of their respective Subsidiaries who are expected to continue to hold such positions following the Closing), (xii) require the Company, the other Acquired Companies, any of their respective Subsidiaries or any of their respective Representatives to provide any legal opinion or other opinion of counsel, (xiii) require the Company, the other Acquired Companies or any of their respective Subsidiaries to cause or permit any liens to be placed on any of its assets in connection with the Debt Financing prior to the Closing Date or (xiv) require the Company, the other Acquired Companies or any of their respective Subsidiaries to deliver or cause the delivery of any certificate as to solvency or any other certificate in connection with the Debt Financing or any Alternative Financing, in each case that would be effective prior to the Closing.
(i) Notwithstanding anything in this Agreement to the contrary, none of the Company, the other Acquired Companies or any of their respective Subsidiaries or Representatives shall be required to pay any commitment or other fee or payment or incur any liability or obligation in connection with the Debt Financing prior to the Closing Date. Nothing in Section 5.15(f) shall require such cooperation to the extent it would (i) cause any condition to Closing set forth in Section 6 of this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement or (ii) require the Company, the other Acquired Companies or any of their respective Subsidiaries to take any action that would conflict with or violate any applicable law.
(j) Notwithstanding anything to the contrary in this Agreement, the Company shall not be deemed to have breached its obligations under Section 5.15(f) unless (i) the Company, any other Acquired Company or any of its or their respective Representatives committed a knowing and intentional breach of Section 5.15(f), (ii) Parent provided written notice to the Company of such breach and a period of 10 days for such breach to be cured, (iii) such breach has not been cured by the end of such 10-day period and (iv) the Debt Financing has not been obtained as a result of such breach.
(k) Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub expressly acknowledge and agree that neither Parent’s nor Merger Sub’s obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining the Debt Financing, any Alternative Financing or any other financing.
Section 6. Conditions Precedent to Consummation of the Merger
6.1 Conditions to Obligations of Each Party. The obligations of Parent, Merger Sub and the Company to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction (or waiver by written agreement of Parent and the Company), at or prior to the Closing of each of the following conditions:
(a) The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated or be threatened in writing by the SEC with respect to the Form S-4 Registration Statement that have not been withdrawn.
(b) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to official notice of issuance) on the Parent Stock Exchange.
(c) This Agreement shall have been duly adopted at the Company Stockholders’ Meeting by the Required Company Stockholder Vote.
(d) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or otherwise been terminated, and any period of time (and any extension thereof) agreed to with a Governmental Body in the United States not to consummate the Merger shall have expired or been terminated.
(e) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under any applicable foreign antitrust law or regulation in each jurisdiction identified in Part 5.7(a) of the Parent Disclosure Schedule shall have expired or otherwise been terminated, and any period of time (and any extension thereof) agreed to with a Governmental Body in any jurisdiction identified in Part 5.7(a) of the Parent Disclosure Schedule not to consummate the Merger shall have expired or been terminated.
(f) Any Governmental Authorization or other Consent required under any applicable foreign antitrust law or regulation or Foreign Investment Law in connection with the Merger in each jurisdiction identified on Part 5.7(a) of the Parent Disclosure Schedule shall have been obtained and shall be in full force and effect.
(g) No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any Governmental Body in any jurisdiction identified in Part 5.7(a) of the Parent Disclosure Schedule and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger by any Governmental Body in any jurisdiction identified in Part 5.7(a) of the Parent Disclosure Schedule that makes consummation of the Merger illegal.

6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:
(a) The representations and warranties of the Company: (i) contained in this Agreement, other than the Specified Representations, shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except to the extent that any inaccuracies in such representations and warranties (at any such time) do not have, and would not reasonably be expected to have, a Material Adverse Effect on the Company; (ii) contained in Sections 2.20, 2.21, 2.22, 2.24 and 2.25 shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); (iii) contained in Section 2.3(a), the first sentence of Section 2.3(b) and Section 2.3(d) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except, that any inaccuracies in such representations and warranties that are, in the aggregate, de minimis will be disregarded; and (iv) contained in clause “(a)” of Section 2.5 shall have been accurate in all respects of the date of this Agreement; provided, however, that (x) in the case of each of clauses “(i)” and “(ii)”, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations and warranties (other than dollar thresholds) shall be disregarded, and (y) in the case of each of clauses “(i)”, “(ii)”, “(iii)” and “(iv)”, that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the execution and delivery of this Agreement shall be disregarded.
(b) The covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
(c) Parent shall have received a certificate executed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Sections 6.2(a) and 6.2(b) have been duly satisfied.
(d) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Company that is continuing.
6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction (or waiver by Company), at or prior to the Closing, of each of the following conditions:
(a) The representations and warranties of Parent: (i) contained in this Agreement, other than the Designated Representations, shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except to the extent that any inaccuracies in such representations and warranties (at any such time) do not have, and would not reasonably be expected to have, a Material Adverse Effect on Parent; (ii) contained in Section 3.9 and 3.11, shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); (iii) contained in Sections 3.2(a), 3.2(b) and 3.2(d) shall be accurate as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties that are, in the aggregate, de minimis will be disregarded; and (iv) contained in clause “(a)” of Section 3.4 shall have been accurate in all respects of the date of this Agreement; provided, however, that (x) in the case of each of clauses “(i)” and “(ii)”, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations and warranties (other than dollar thresholds) shall be disregarded, and (y) in the case of each of clauses “(i)”, “(ii)” and “(iii)”, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the execution and delivery of this Agreement shall be disregarded.
(b) The covenants and obligations in this Agreement that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
(c) The Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent confirming that the conditions set forth in Sections 6.3(a) and 6.3(b) have been duly satisfied.
(d) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on Parent that is continuing.
Section 7. Termination
7.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote) by written notice of the terminating party to the other parties:
(a) by mutual written consent of Parent and the Company;
(b) by either Parent or the Company if the Merger shall not have been consummated by 11:59 p.m. (California time) on January 15, 2025 (the “End Date”); provided, however, that: (i) if, at 11:59 p.m. (California time) on January 15, 2025, any of the conditions set forth in Section 6.1(d), Section 6.1(e), Section 6.1(f) or Section 6.1(g) has not been satisfied or waived, then the End Date shall be automatically extended, without any further action on the part of any party hereto, to July 15, 2025; (ii) if, on July 15, 2025, any of the conditions set forth in Section 6.1(d), Section 6.1(e), Section 6.1(f) or Section 6.1(g) has not been satisfied or waived, then either Parent or the Company may, by providing written notice thereof to the other party at or prior to 11:59 p.m. (California time) on July 15, 2025, extend the End Date to January 15, 2026; and (iii) a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Merger by the End Date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time in breach of such party’s obligations hereunder;
(c) by either Parent or the Company if: (i) a Governmental Body in any jurisdiction identified in Part 5.7(a) of the Parent Disclosure Schedule shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any applicable Legal Requirement enacted, enforced or deemed applicable to the Merger by any Governmental Body in any jurisdiction identified in Part 5.7(a) of the Parent Disclosure Schedule that would make consummation of the Merger illegal;
(d) by either Parent or the Company if: (i) the Company Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on a proposal to adopt this Agreement; and (ii) this Agreement shall not have been adopted at the Company Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Vote;
(e) by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) if a Triggering Event shall have occurred;
(f) by Parent if: (i) any of the Company’s representations or warranties contained in this Agreement shall be inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that any of the conditions set forth in Section 6.2 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations or warranties as of the date of this Agreement or as of any subsequent date, (A) all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations or warranties (other than dollar thresholds) shall be disregarded, and (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the execution and delivery of this Agreement shall be disregarded); or (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.2(b) would not be satisfied; provided, however, that: (A) if an inaccuracy in any of the Company’s representations or warranties as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by the Company is curable by the Company prior to the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 7.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall not have been cured by the Company on or prior to the earlier of (x) the Business Day immediately prior to the End Date and (y) 30 days after the date on which Parent gives the Company written notice of such inaccuracy or breach; and (B) Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(f) if Parent is then in breach of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied;
(g) by the Company (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) in order to accept a Superior Offer and enter into a definitive agreement providing for the consummation of the transaction contemplated by such Superior Offer that has been executed on behalf of the Person that made such Superior Offer (an “Alternative Acquisition Agreement”), only if: (i) the Company shall have complied with Section 4.3 in all material respects; (ii) the Company’s board of directors, after satisfying the requirements set forth in Section 5.2(e)(i), shall have authorized the Company to enter into such Alternative Acquisition Agreement; (iii) the Company shall have delivered to Parent a written notice (that includes a copy of the Alternative Acquisition Agreement as an attachment) confirming that the Company will enter into the Alternative Acquisition Agreement in the form attached to such notice concurrently with the termination of this Agreement pursuant to this Section 7.1(g); (iv) concurrently with the termination of this Agreement pursuant to this Section 7.1(g), the Company enters into the Alternative Acquisition Agreement with respect to such Superior Offer; and (v) immediately prior to or concurrently with such termination, the Company shall have paid to Parent or its designee the Termination Fee; or
(h) by the Company if: (i) any of Parent’s representations or warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the conditions set forth in Section 6.3(a) would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations or warranties as of the date of this Agreement or as of any subsequent date, (A) all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations or warranties (other than dollar thresholds) shall be disregarded, and (B) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the execution and delivery of this Agreement shall be disregarded); or (ii) if any of Parent’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.3(b) would not be satisfied; provided, however, that: (A) if an inaccuracy in any of Parent’s representations or warranties as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by Parent is curable by Parent prior to the End Date (as it may be extended in accordance with Section 7.1(b)) and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 7.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall not have been cured by Parent on or prior to the earlier of (x) the Business Day immediately prior to the End Date and (y) 30 days after the date on which the Company gives Parent written notice of such inaccuracy or breach; and (B) the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if the Company is then in breach of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied.
7.2 Effect of Termination. If this Agreement is terminated as provided in Section 7.1, all further obligations of the parties under this Agreement shall terminate, this Agreement shall be of no further force or effect and there shall be no liability on the part of the Company, Parent, Merger Sub or any of their respective stockholders or Representatives; provided, however, that: (a) this Section 7.2, Section 7.3 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreement (as modified pursuant to Section 4.1(b)) shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any party from any liability for fraud or any knowing and intentional breach of any covenant or obligation contained in this Agreement. For purposes of this Agreement, “knowing and intentional breach” means a material breach of or failure to perform a covenant or obligation that is a consequence of an intentional act undertaken by the breaching party with the actual knowledge that the taking of such act would reasonably be expected to cause a material breach of this Agreement.
7.3 Expenses; Termination Fees.
(a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement or any of the Contemplated Transactions shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.
(b) If: (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) (prior to the satisfaction of the condition set forth in Section 6.1(c)) or Section 7.1(d); (ii) at or prior to the time of the termination of this Agreement, but on or after the date of this Agreement, an Acquisition Proposal shall have been publicly disclosed, announced, commenced, submitted or made and such Acquisition Proposal shall not have been publicly withdrawn at least 10 calendar days prior to the Company Stockholders’ Meeting (or, in the case of a termination pursuant to Section 7.1(b), an Acquisition Proposal shall otherwise exist and shall not have been withdrawn); and (iii) within 12 months after the date of such termination of this Agreement, an Acquisition Transaction (whether or not relating to such Acquisition Proposal) is consummated or a definitive agreement providing for an Acquisition Transaction (whether or not related to such Acquisition Proposal) is executed, then the Company shall pay to Parent a non-refundable fee in the amount of $950,000,000 (the “Termination Fee”) in cash; provided, however, that, for purposes of clause “(iii)” of this Section 7.3(b), all references to “15%” and “85%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”.
(c) If this Agreement is terminated: (i) pursuant to Section 7.1(e); (ii) pursuant to Section 7.1(d) at any time after the occurrence of a Triggering Event; or (iii) pursuant to Section 7.1(g), then the Company shall pay to Parent the Termination Fee in cash.
(d) If this Agreement is terminated: (i) pursuant to Section 7.1(c) as a result of a Regulatory Proceeding brought by a Governmental Body under any applicable antitrust or competition Legal Requirement or any applicable Foreign Investment Law in any jurisdiction identified in Part 5.7(a) of the Parent Disclosure Schedule or (ii) pursuant to Section 7.1(b) and, at the time of termination, all conditions set forth in Section 6 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, other than those conditions set forth in Section 6.1(d), Section 6.1(e), Section 6.1(f) and Section 6.1(g) (solely in connection with any applicable antitrust law or regulation or Foreign Investment Law in the jurisdictions identified on Part 5.7(a) of the Parent Disclosure Schedule), then Parent shall pay (or cause to be paid) to the Company a non-refundable fee in the amount of $1,500,000,000 (such non-refundable fee being referred to as the “Reverse Termination Fee”) in cash within two Business Days after the date of such termination.
(e) Any Termination Fee required to be paid to Parent pursuant to Section 7.3(b) shall be paid by the Company within two Business Days after the earlier to occur of the consummation of, or entry into a definitive agreement relating to, the Acquisition Transaction contemplated by Section 7.3(b). Any Termination Fee required to be paid to Parent pursuant to Section 7.3(c)(i) or Section 7.3(c)(ii) shall be paid by the Company (i) in the case of a termination of this Agreement by the Company, at or prior to the time of such termination, and (ii) in the case of a termination of this Agreement by Parent, within two Business Days after such termination. Any Termination Fee required to be paid to Parent pursuant to Section 7.3(c)(iii) shall be paid immediately prior to or concurrently with, and as a condition to, the termination of this Agreement.
(f) Each of the parties acknowledges and agrees that in no event shall Parent or the Company be required to pay the Termination Fee or Reverse Termination Fee under this Section 7.3 on more than one occasion, whether or not such fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. Each of the parties acknowledges and agrees that (i) the covenants and obligations contained in this Section 7.3 are an integral part of the Contemplated Transactions, and that, without these covenants and obligations, the parties would not have entered into this Agreement, and (ii) neither the Termination Fee nor the Reverse Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, in the circumstances in which the Termination Fee or the Reverse Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary contained in this Agreement, (A) except in the case of fraud or a knowing and intentional breach of any of Parent’s covenants or obligations contained in this Agreement, if this Agreement is validly terminated in accordance with Section 7.1, the Company’s right to receive the Reverse Termination Fee from Parent in the circumstances under which such fee is payable pursuant to this Section 7.3 (plus, if the Reverse Termination Fee is not timely paid, the interest, costs and expenses described in Section 7.3(g)) shall be the sole and exclusive remedy of the Company against Parent and Merger Sub and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents (each such Person, a “Parent Related Party”) for the loss suffered as a result of the failure of the Merger to be consummated or any loss suffered as a result of any breach of any covenant or agreement in this Agreement, and upon payment of such amount, none of Parent, Merger Sub, any of their respective Subsidiaries or any other Parent Related Party shall have any further liability or obligation relating to or arising out of this Agreement; and (B) except in the case of fraud or a knowing and intentional breach of any of the Company’s covenants or obligations contained in this Agreement, if this Agreement is validly terminated in accordance with Section 7.1, Parent’s right to receive the Termination Fee from the Company in the circumstances under which such fee is payable pursuant to this Section 7.3 (plus, if the Termination Fee is not timely paid, the interest, costs and expenses described in Section 7.3(g)) shall be the sole and exclusive remedy of Parent against the Acquired Companies and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents (each such Person, a “Company Related Party”) for the loss suffered as a result of the failure of the Merger to be consummated or any loss suffered as a result of any breach of any covenant or agreement in this Agreement, and upon payment of such amount, none of the Acquired Companies or any other Company Related Party shall have any further liability or obligation relating to or arising out of this Agreement. Nothing in this Section 7.3(f) shall limit the rights of Parent, Merger Sub or the Company under Section 8.11 (or otherwise with respect to injunctive or similar relief), in each case prior to the termination of this Agreement.
(g) If the Company or Parent fails to pay when due any amount payable under this Section 7.3, then (i) such party shall reimburse the other party for all costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 7.3 (it being understood and agreed that neither Parent nor the Company shall be required to reimburse the other party for any premium, success fee, contingent fee or other similar fee, commission or payment incurred by the other party in connection with the collection of such overdue amount or the enforcement by the other party of its rights under this Section 7.3) and (ii) such party shall pay interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the sum of the Prime Rate in effect on the date such overdue amount was originally required to be paid.

(h) Any fee or other amount payable pursuant to this Section 7.3 shall be paid free and clear of all deductions and withholdings.
(i) Without limiting the rights of Parent under the Debt Commitment Letter or the rights of any of the Parent Entities under any Definitive Debt Financing Agreements, the Company agrees that none of (i) the Financing Sources or (ii) any of their respective Affiliates or any of such Financing Sources’ or their Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, agents, officers, directors, employees, accountants, advisors or representatives or any of their respective successors or assigns (the Persons described in this clause “(ii)” being collectively referred to as the “Financing Source Related Parties”) shall have any liability or obligation to Parent, the Company, any of their respective stockholders, Affiliates, Representatives, current, former or future officers, directors, employees, agents, representatives, stockholders, managers or members relating to or arising out of this Agreement or any of the Contemplated Transactions (including the Debt Financing and Debt Commitment Letter), whether at law, in equity, in contract, in tort or otherwise. This Section 7.3(i) shall not affect, alter or amend in any way the covenants and agreements between the Company and Parent, or the obligations of the Company and Parent, provided for in this Agreement.
Section 8. Miscellaneous Provisions
8.1 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub at any time prior to the Effective Time (whether before or after the adoption of this Agreement by the Company’s stockholders); provided, however, that after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by applicable Legal Requirements requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary contained in this Agreement, Sections 7.3(i), 8.1, 8.4, 8.5(b), 8.5(c) and the last sentence of 8.8 (and any other provision of this Agreement to the extent that an amendment, supplement or other modification of such provision would modify the substance of such provisions) may not be amended, supplemented or otherwise modified in any manner that is adverse in any material respect to any Financing Source or any of its Financing Source Related Parties without the prior written consent of such Financing Source.
8.2 Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
8.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the consummation of the Merger.
8.4 Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery. This Agreement (including all Exhibits hereto) and the Confidentiality Agreement (as modified pursuant to Section 4.1(b)) constitute the entire agreement among the parties regarding the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in.PDF format or by facsimile shall be sufficient to bind the parties to the terms of this Agreement.

8.5 Applicable Law; Jurisdiction; Waiver of Jury Trial.
(a) Subject to Section 8.5(b), this Agreement, and any action, suit or other legal proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the choice of laws principles or any borrowing statute of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies. Subject to Section 8.5(b), in any action, suit or other legal proceeding between any of the parties arising out of or relating to this Agreement, any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chosen Court; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from the Chosen Court; and (iii) agrees that it will not bring any such action in any court other than the Chosen Court. Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 8.9 shall be effective service of process for any such action.
(b) Notwithstanding anything to the contrary contained in this Agreement, each of the parties agrees that: (i) it will not bring or support any legal proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement, any of the Contemplated Transactions, the Debt Financing or the Debt Commitment Letter in any forum other than the United States federal court located in, or if that court does not have subject matter jurisdiction, in New York state court located in, the Borough of Manhattan in the City of New York, New York; (ii) all legal proceedings (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement, any of the Contemplated Transactions, the Debt Financing or the Debt Commitment Letter shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party irrevocably submits itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court; (iii) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, the Debt Financing or the Debt Commitment Letter shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; (iv) service of process upon any party in any such legal proceeding shall be effective if notice is given in accordance with Section 8.9; (v) it irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal proceeding in any such court; (vi) no Financing Sources shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature; and (vii) the provisions of Section 8.5(c) relating to the waiver of jury trial shall apply to any legal proceeding described in clause “(i)” above.
(c) EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS (INCLUDING ANY ACTION AGAINST ANY FINANCING SOURCE OR ANY FINANCING SOURCE RELATED PARTIES IN RESPECT OF THE DEBT FINANCING). EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

8.6 Disclosure Schedules. The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2 (or any other applicable provision of this Agreement). Any disclosure set forth in a section or subsection of the Company Disclosure Schedule shall be deemed to be (as applicable) an exception to, or a disclosure for purposes of, the representations, warranties, covenants, agreements or other provisions, as the case may be, contained in the correspondingly numbered and/or lettered section or subsection of the Agreement and each other representation, warranty, covenant, agreement or other provision of the Agreement to which the relevance of such disclosure is reasonably apparent on the face of such disclosure, whether or not repeated or cross-referenced in such other sections or subsections. The Company shall not be entitled to update or modify the Company Disclosure Schedule after the execution and delivery of this Agreement, and any update or modification made or purported to have been made to the Company Disclosure Schedule after the execution and delivery of this Agreement shall be disregarded for all purposes under this Agreement. The Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3 (or any other applicable provision of this Agreement). Any disclosure set forth in a section or subsection of the Parent Disclosure Schedule shall be deemed to be (as applicable) an exception to, or a disclosure for purposes of, the representations, warranties, covenants, agreements or other provisions, as the case may be, contained in the correspondingly numbered and/or lettered section or subsection of the Agreement and each other representation, warranty, covenant, agreement or other provision of the Agreement to which the relevance of such disclosure is reasonably apparent on the face of such disclosure, whether or not repeated or cross-referenced in such other sections or subsections. Parent shall not be entitled to update or modify the Parent Disclosure Schedule after the execution and delivery of this Agreement, and any update or modification made or purported to have been made to the Parent Disclosure Schedule after the execution and delivery of this Agreement shall be disregarded for all purposes under this Agreement.
8.7 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
8.8 Assignability; No Third-Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party hereto, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights, interests or obligations without the other parties’ prior written consent shall be void and of no effect. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except that (a) the Indemnified Persons shall be third-party beneficiaries of Section 5.6, (b) the Parent Related Parties and the Company Related Parties shall be third party beneficiaries of Section 7.3(f) and (c) the Financing Sources and the Financing Source Related Parties shall be third-party beneficiaries of Sections 7.3(i), 8.1, 8.4, 8.5(b), 8.5(c) and the last sentence of 8.8.

8.9 Notices. Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given, delivered or made as follows: (a) if delivered by hand, when delivered; (b) if sent by registered, certified or first class mail, the second Business Day after being sent; (c) if sent via a national courier service, two Business Days after being delivered to such courier; and (d) if sent by email, when sent, provided that (i) the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):
if to Parent or Merger Sub:

Synopsys, Inc.
675 Almanor Ave
Sunnyvale, CA 94085
Attention:	John F. Runkel, Jr.
Randy Tinsley
Derek Chien
Email:	XXXXXXXXXXXXX
XXXXXXXXXXXXX
XXXXXXXXXXXXX

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
650 California Street
San Francisco, CA 94108
Attention:	Christopher R. Moore
Paul J. Shim
Benet J. O’Reilly
Email:	chrmoore@cgsh.com
pshim@cgsh.com
boreilly@cgsh.com

if to the Company:

Ansys, Inc.
2600 Ansys Drive
Canonsburg, PA 15317
Attention:	Janet Lee
Email:	XXXXXXXXXXXXX

with a copy (which shall not constitute notice) to each of:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Ave.
Palo Alto, CA 94301
Attention:	Mike Ringler
Peter Jones
Email:	mike.ringler@skadden.com
peter.jones@skadden.com

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02110
Attention:	Stuart M. Cable
Email:	scable@goodwinlaw.com

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision. In the event that the parties are unable to agree to such replacement, the parties agree that the court making the determination referred to above shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.
8.11 Remedies. The parties acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement required to be performed by any of the parties were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, in the event of any breach or threatened breach by any party of any covenant or obligation contained in this Agreement, any non-breaching party shall be entitled to obtain, without proof of actual damages (and in addition to any other remedy to which such non-breaching party may be entitled at law or in equity): (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. Each of the parties hereby waives any requirement for the securing or posting of any bond in connection with any such remedy. The parties further agree not to assert that (a) a remedy of specific performance or an injunction is unenforceable, invalid, contrary to law or inequitable for any reason or (b) a remedy of monetary damages would provide an adequate remedy.
8.12 Construction.
(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(c) As used in this Agreement, the words “include,” “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” All references in this Agreement to “dollars” or “$” shall mean United States Dollars. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”
(d) Unless otherwise indicated or the context otherwise requires: (i) any definition of or reference to any agreement, instrument or other document or any Legal Requirement in this Agreement shall be construed as referring to such agreement, instrument or other document or Legal Requirement as from time to time amended, supplemented or otherwise modified; (ii) any reference in this Agreement to any Person shall be construed to include such Person’s successors and assigns; (iii) all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement, respectively; (iv) the words “herein,” “hereof,” “hereunder” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement; and (v) any statute defined or referred to in this Agreement shall include all rules and regulations promulgated thereunder.
(e) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) The Company shall be deemed to have “Knowledge” of a fact or other matter if any individual listed in Part 1.1 of the Company Disclosure Schedule has actual knowledge (and not constructive or imputed knowledge) of such fact or other matter. Parent shall be deemed to have “Knowledge” of a fact or other matter if any individual listed in Part 1.1 of the Parent Disclosure Schedule has actual knowledge (and not constructive or imputed knowledge) of such fact or other matter.
[Remainder of page intentionally left blank]

The parties have caused this Agreement to be duly executed as of the date first above written.
Synopsys, Inc.

By:	/s/ Sassine Ghazi
Name:	Sassine Ghazi
Title:	Chief Executive Officer

ALTA Acquisition Corp.

By:	/s/ Sassine Ghazi
Name:	Sassine Ghazi
Title:	Authorized Signatory

Ansys, Inc.

By:	/s/ Ajei S. Gopal
Name:	Ajei S. Gopal
Title:	President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“Acquired Company” means: (a) the Company; and (b) each Subsidiary of the Company.
“Acquisition Inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent) that would reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.
“Acquisition Transaction” means any transaction or series of related transactions (other than the Contemplated Transactions) involving:
(a) any merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange, business combination, joint venture, reorganization, recapitalization, tender offer, exchange offer or other similar transaction involving the Company, except for any such transaction in which the stockholders of the Company immediately preceding such transaction continue to hold immediately following such transaction, directly or indirectly, 85% or more of the equity interests in the surviving or resulting entity in such transaction (whether by voting power or number of shares);
(b) any issuance of securities, acquisition of securities or other transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding securities of any class (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class) of the Company; or (ii) in which the Company issues securities representing 15% or more of the outstanding securities of any class (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class) of the Company; or
(c) any sale, lease, exchange, transfer, license, sublicense or disposition by any Acquired Company to any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons of any business or businesses or assets (including equity interests in any Subsidiary of the Company) that constitute or account for 15% or more of the consolidated net revenues or consolidated net income (measured based on the 12 full calendar months prior to the date of determination) or consolidated assets (measured based on fair market value as of the last day of the most recently completed calendar month) of the Acquired Companies, in each case except for sales or non-exclusive licenses or sublicenses of Company Products in the ordinary course of business.
“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person. The term “Affiliate” shall be deemed to include current and future “Affiliates.”
“Agreement” has the meaning assigned to such term in the preamble to the Agreement.
“Alternative Acquisition Agreement” has the meaning assigned to such term in Section 7.1(g) of the Agreement.
“Alternative Financing” has the meaning assigned to such term in Section 5.15(c) of the Agreement.
“Anticorruption Laws” has the meaning assigned to such term in Section 2.13(b) of the Agreement.
“Assumed Shares” has the meaning assigned to such term in Section 5.3(f) of the Agreement.
“Behavioral Remedy” has the meaning assigned to such term in Section 5.7(f) of the Agreement.
“Burdensome Condition” means (a) any Divestiture Remedy that would, individually or in the aggregate with all other Divestiture Remedies, involve businesses, product lines or assets of any Parent Entity or any Acquired Company representing, individually or in the aggregate, more than $200,000,000 of revenue generated during fiscal year 2023 and/or (b) any Behavioral Remedy that would, individually or in the aggregate with all other Behavioral Remedies, reasonably be expected to have a material impact on the Acquired Companies and the Parent Entities, taken as a whole as a combined company, provided that, for purposes of determining whether a Behavioral Remedy would, individually or in the aggregate with all other Behavioral Remedies, constitute a Burdensome Condition pursuant to this clause “(b),” (i) impacts shall be measured relative to the size of the Acquired Companies, taken as a whole, regardless of whether such Behavioral Remedies are imposed on or affect the Parent Entities or the Acquired Companies and (ii) impacts on the benefits expected to be derived from the Merger (including expected synergies) that are publicly disclosed by Parent will be taken into account.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York or Sunnyvale, California are authorized or obligated by law or executive order to close.
“Capital Markets Issuance” means any of the following, the use of proceeds of which are for the satisfaction of all of Parent’s payment obligations under this Agreement due at the Closing, including the payment of the Financing Uses, one or more issuances of non-convertible and non-exchangeable debt securities in an offering, which may consist of multiple tranches, registered under the Securities Act or in a private placement pursuant to an exemption from the registration requirements of the Securities Act.
“Certification” has the meaning assigned to such term in Section 2.4(a) of the Agreement.
“Change in Circumstances” has the meaning assigned to such term in Section 5.2(e)(ii) of the Agreement.
“Chosen Court” means: (a) if the federal courts have exclusive jurisdiction over the matters at issue in any action, suit or other legal proceeding described in Section 8.5(a) of the Agreement, the United States District Court for the District of Delaware; or (b) if the federal courts do not have exclusive jurisdiction over the matters at issue in any action, suit or other legal proceeding described in Section 8.5(a) of the Agreement, the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; provided, however, that, in the case of this clause “(b)” only, if the Court of Chancery of the State of Delaware does not have jurisdiction over such matters, then the Chosen Court shall be deemed to be the Superior Court of the State of Delaware in and for New Castle County, Delaware.
“Clean Team Agreement” means that certain Clean Team Confidentiality Agreement dated as of December 17, 2023, by and between Parent and the Company.
“Closing” has the meaning assigned to such term in Section 1.3 of the Agreement.
“Closing Date” has the meaning assigned to such term in Section 1.3 of the Agreement.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collective Bargaining Agreement” means any collective bargaining agreement, labor agreement, works council agreement or any similar agreement with any labor organization, union, works council or other labor representative representing any employee of any Acquired Company.
“Company” has the meaning assigned to such term in the preamble to the Agreement.
“Company 401(k) Plan” has the meaning assigned to such term in Section 5.5(f) of the Agreement.
“Company Associate” means any current or former employee, Contract Worker, advisor, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to any of the Acquired Companies.
“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2023 included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, as filed with the SEC on November 1, 2023.
“Company Board Recommendation” has the meaning assigned to such term in Section 5.2(c) of the Agreement.

“Company Common Stock” means the Common Stock, $0.01 par value per share, of the Company.
“Company Contract” means any Contract (other than any Company Plan): (a) to which any of the Acquired Companies is a party; (b) by which any of the Acquired Companies or any Company IP or any other asset of any of the Acquired Companies is bound or under which any of the Acquired Companies has, or may become subject to, any obligation; or (c) under which any of the Acquired Companies has any rights.
“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 8.6 of the Agreement and has been delivered by the Company to Parent on the date of the Agreement.
“Company Equity Award” means any Company Option or Company RSU.
“Company Equity Plans” means the 2021 Equity and Incentive Compensation Plan, the Fourth Amended and Restated 1996 Stock Option and Grant Plan and the Fifth Amended and Restated 1996 Stock Option and Grant Plan.
“Company ESPP” has the meaning assigned to such term in Section 2.3(b) of the Agreement.
“Company ESPP Rights” has the meaning assigned to such term in Section 5.4 of the Agreement.
“Company Inbound License” means any Contract pursuant to which any Person has granted to any Acquired Company a license or a covenant not to sue or other right or immunity, in each case, material to the business of the Company and its Subsidiaries, taken as a whole, under, in or to any Intellectual Property Right, other than Contracts (a) for non-exclusive licenses of “shrink wrap,” “off-the shelf”, or other generally commercially available Software, including “software as a service,” “infrastructure as a service” or similar services involving fees and other payments of less than $2,500,000 per year in the aggregate (“Off-the-Shelf Software”), (b) for licenses of Open Source Software, (c) consisting of confidentiality or non-disclosure agreements entered into in the ordinary course of business on terms consistent in all material respects with standard non-disclosure agreement forms used by the Acquired Companies and Made Available to Parent or (d) non-exclusive licenses of generally commercially available standard data libraries involving fees and other payments of less than $2,500,000 per year in the aggregate and entered in the ordinary course of business.
“Company IP” means all Intellectual Property Rights in which any of the Acquired Companies has (or purports to have) an ownership interest.
“Company IT System” means any IT System owned, leased or licensed by the Acquired Companies.
“Company Listing Date” has the meaning assigned to such term in Section 2.3(a) of the Agreement.
“Company Options” has the meaning assigned to such term in Section 2.3(b) of the Agreement.
“Company Outbound License” means any Contract pursuant to which any Acquired Company has granted any Person a license, covenant not to sue, or other right or immunity, in each case, material to the business of the Company and its Subsidiaries, taken as a whole, under, in or to any Company IP, other than Contracts (a) which grant non-exclusive licenses to resellers and distributors (solely for their resale and distribution of Company Products) or contractors, consultants or other service providers (solely for their provision of services to the Acquired Companies), (b) which grant OEM customers or end users non-exclusive licenses to use Company IP in connection with the provision or sale to such OEM customers or end users of any Company Products in the ordinary course of business and (c) consisting of confidentiality or non-disclosure agreements entered into in the ordinary course of business solely for evaluation purposes.
“Company Pension Plan” means: (a) each Company Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA); and (b) any other occupational pension plan, including any final salary or money purchase plan.
“Company Plan” means: (a) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (b) any other employment, consulting, salary, bonus, commission, other remuneration, stock option, stock purchase or other equity-based award (whether payable in cash, securities or otherwise), benefit, incentive compensation, profit sharing, savings, pension, retirement (including early retirement and supplemental retirement), disability, insurance (including life and health insurance), vacation, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, redundancy, retention, change of control, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, and similar fringe, welfare or other employee benefit plan, program, agreement, Contract, policy or binding arrangement (whether or not in writing) (excluding any statutorily required plan, agreement, program, policy or other arrangement) maintained, sponsored or contributed to or required to be contributed to by any of the Acquired Companies or any Affiliate of any Acquired Company or any ERISA Affiliate for the benefit of or relating to any Company Associate or the beneficiaries or dependents of any such individual, or with respect to which any Acquired Company has any Liability.
“Company Preferred Stock” has the meaning assigned to such term in Section 2.3(a) of the Agreement.
“Company Product” means any version, release or model of any product or service (including Software as a service) that has been, or is currently being, distributed, provided, made available, licensed, offered for sale or sold by or on behalf of any Acquired Company.
“Company PSU” means each Company RSU that vests on the basis of time and the achievement of performance targets and pursuant to which the holder has a right to receive shares of Company Common Stock or cash following the vesting or lapse of restrictions applicable to such performance stock unit.
“Company Registered IP” has the meaning assigned to such term in Section 2.8(a) of the Agreement.
“Company Related Party” has the meaning assigned to such term in Section 7.3(f) of the Agreement.
“Company RSUs” has the meaning assigned to such term in Section 2.3(b) of the Agreement.
“Company SEC Reports” has the meaning assigned to such term in Section 2.4(a) of the Agreement.
“Company Software” means Software the rights to which are included in the Company IP.
“Company Stock Certificate” has the meaning assigned to such term in Section 1.6 of the Agreement.
“Company Stockholders’ Meeting” has the meaning assigned to such term in Section 5.2(a) of the Agreement.
“Confidentiality Agreement” that certain Confidentiality Agreement, dated as of November 3, 2023, between Parent and the Company.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means all actions and transactions contemplated by the Agreement, including the Merger.
“Continuation Period” has the meaning assigned to such term in Section 5.5(a) of the Agreement.
“Continuing Employee” means each employee of the Company or any Acquired Company who is employed immediately prior to the Effective Time and continues employment with Parent, the Surviving Corporation or any Subsidiary or Affiliate of the Surviving Corporation after the Effective Time.
“Contract” means any written (or legally binding oral) agreement, contract, subcontract, lease, understanding, arrangement, settlement, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking. A task order, purchase order, delivery order, or statement of work under a Contract shall not constitute a separate Contract for purposes of this definition, but shall be part of the Contract to which it relates.
“Contract Worker” means any independent contractor, consultant or retired person or service provider who is or was hired, retained, employed or used by any of the Acquired Companies and who is not: (a) classified by an Acquired Company as an employee; or (b) compensated by an Acquired Company through wages reported on a form W-2.

“Conversion Ratio” means an amount equal to the sum of (a) the Exchange Ratio, plus (b) the quotient (rounded down to four decimal places) obtained by dividing (i) the Per Share Cash Amount by (ii) the Parent Measurement Price.
“Converted Option” has the meaning assigned to such term in Section 5.3(b) of the Agreement.
“Converted RSU” has the meaning assigned to such term in Section 5.3(d) of the Agreement.
“COVID-19” means any disease or medical condition caused by the SARS-CoV-2 virus or COVID-19, any variant or mutation thereof or any related and/or associated epidemic, pandemic or disease outbreak.
“Credit Agreement” means that certain credit agreement, dated as June 30, 2022 (as amended by Amendment No. 1 to Credit Agreement, dated as of September 29, 2023), among the Company, as Borrower, the Designated Borrowers from time to time party thereto, each Lender from time to time party thereto, PNC Bank, National Association, as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other L/C Issuers from time to time party thereto.
“Credit Agreement Payoff Amount” means the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations due and payable under and in connection with the Credit Agreement as of the anticipated Closing Date.
“DCSA” means the Defense Counterintelligence and Security Agency of the United States Department of Defense or any successor.
“Debt Financing” has the meaning assigned to such term in Section 3.14(a) of the Agreement.
“Debt Commitment Letter” has the meaning assigned to such term in Section 3.14(a) of the Agreement.
“Definitive Debt Financing Agreements” has the meaning assigned to such term in Section 5.15(a) of the Agreement.
“Designated Director” has the meaning assigned to such term in Section 1.4 of the Agreement.
“Designated Representations” means the representations and warranties of Parent contained in: (a) Sections 3.2(a), 3.2(b), 3.2(d), 3.9 and 3.11 of the Agreement; and (b) clause “(a)” of Section 3.4 of the Agreement.
“DGCL” has the meaning assigned to such term in the recitals to the Agreement.
“Dissenting Shares” has the meaning assigned to such term in Section 1.8(b) of the Agreement.
“Divestiture Remedy” has the meaning assigned to such term in Section 5.7(e) of the Agreement.
“DOJ” means the United States Department of Justice.
“DOL” means the United States Department of Labor.
“EDGAR” has the meaning assigned to such term in Section 2 of the Agreement.
“Effective Time” has the meaning assigned to such term in Section 1.3 of the Agreement.
“Employment Law” means any applicable Legal Requirement with respect to employment and employment practices, including those relating to hiring, promotion, termination, terms and conditions of employment, wages, hours, wage statements, meal and break periods, labor relations, other labor-related matters or arising under labor relations laws, discrimination, equal pay, overtime, business expense reimbursements, labor relations, paid and unpaid leaves of absence, paid sick leave laws, COVID-19 regulations, work breaks, classification of workers (including exempt and independent contractor status), occupational health and safety, privacy, fair credit reporting, harassment, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration, visa, work permits, workers’ compensation, affirmative action, federal contracting, benefits, child labor, working conditions, wrongful discharge or violation of personal rights, social benefits contributions, severance pay, WARN, leaves of absences and unemployment insurance.

“Encumbrance” means any lien (statutory or other), pledge or other deposit arrangement, hypothecation, charge, assessment, levy, assignment, mortgage, deed of trust, easement, encroachment, imperfection of title, title exception, title defect, title retention, right of possession, lease, tenancy license, security interest, security arrangement or security agreement, executory seizure, attachment, garnishment, encumbrance (including any exception, reservation or limitation, right of way, and the like), conditional sale, interference, option to purchase, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“End Date” has the meaning assigned to such term in Section 7.1(b) of the Agreement.
“Enforceability Exceptions” means: (a) legal limitations on enforceability arising from applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally; (b) legal limitations on enforceability arising from rules of law governing specific performance, injunctive relief and other equitable remedies; and (c) legal limitations on the enforceability of provisions requiring indemnification against liabilities under securities laws in connection with the offering, sale or issuance of securities.
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
“Environmental Law” means any Legal Requirement, including any Governmental Authorization required thereunder, relating to: (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant or animal life, or any other natural resource); (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, distribution, sale, labeling, production, Release or disposal of hazardous or toxic substances, materials or wastes; or (c) the protection of human health or safety (to the extent relating to exposure to Hazardous Materials).
“Equity Award Cash Consideration Amount” means an amount in cash equal to the sum of (a) the Per Share Cash Amount plus (b) the product of (i) the Exchange Ratio, multiplied by (ii) the Parent Measurement Price.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person under common control with any of the Acquired Companies within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” has the meaning assigned to such term in Section 1.7(a) of the Agreement.
“Exchange Fund” has the meaning assigned to such term in Section 1.7(a) of the Agreement.
“Exchange Ratio” has the meaning assigned to such term in Section 1.5(a)(iii)(A) of the Agreement.
“Exchange Ratio Reduction Amount” has the meaning assigned to such term in Section 1.5(d) of the Agreement.
“Existing D&O Policy” has the meaning assigned to such term in Section 5.6(c) of the Agreement.
“Export Control Law” means any applicable Legal Requirement in a jurisdiction in which any Acquired Company operates regulating or restricting exports or imports, including any export control Legal Requirement (e.g., the U.S. International Traffic in Arms Regulations, the U.S. Export Administration Regulations, or any other similar Legal Requirements of other jurisdictions) or customs Legal Requirement.
“Fee Letter” has the meaning assigned to such term in Section 3.14(a) of the Agreement.
“Final Exercise Date” has the meaning assigned to such term in Section 5.4 of the Agreement.

“Financing Source Related Parties” has the meaning assigned to such term in Section 7.3(i) of the Agreement.
“Financing Sources” has the meaning assigned to such term in Section 3.14(a) of the Agreement.
“Financing Uses” has the meaning assigned to such term in Section 3.14(b) of the Agreement.
“Foreign Company Plan” has the meaning assigned to such term in Section 2.16(f) of the Agreement.
“Foreign Investment Law” means any Legal Requirement that provides for foreign investment screening or national security and/or public order reviews in connection with the acquisition of any interests in or assets of a business or Entity.
“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as such registration statement may be amended prior to the time it is declared effective by the SEC.
“FTC” means the United States Federal Trade Commission.
“GAAP” means generally accepted accounting principles in the United States.
“Government Contract” means any prime Contract, subcontract at any tier, teaming agreement, joint venture agreement, strategic alliance agreement, basic ordering agreement, pricing agreement, letter Contract or other similar arrangement of any kind that is currently active in performance or that has been active in performance at any time since January 1, 2021, with: (a) any Governmental Body; (b) any prime contractor of a Governmental Body in its capacity as a prime contractor; or (c) any subcontractor at any tier with respect to any contract of a type described in clause “(a)” or clause “(b)” above. A task, purchase or delivery order under a Government Contract shall constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.
“Governmental Authorization” means: (a) any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement, including the expiration of the waiting period under the HSR Act, any required approval or clearance of any Governmental Body pursuant to any applicable foreign Legal Requirement relating to antitrust or competition matters and any required approval or clearance of any Governmental Body pursuant to any Foreign Investment Law; or (b) any right under any Contract with any Governmental Body.
“Governmental Body” means: (a) any multinational or supranational body exercising legislative, judicial or regulatory powers; (b) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) any federal, state, provincial, local, municipal, foreign or other government; (d) any instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (e) any quasi-governmental, professional association or organization or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions or any stock exchange or self-regulatory organization.
“Governmental Research Entity” has the meaning assigned to such term in Section 2.8(c) of the Agreement.
“Hazardous Materials” means any substance, material, chemical, element, compound, mixture, solution, and/or waste listed, defined, designated, identified, or classified as hazardous, toxic, radioactive, dangerous or other words of similar import, or otherwise regulated, or which can form the basis for Liability, under any Environmental Law. Hazardous Materials include any substance, element, compound, mixture, solution and/or waste to which exposure is regulated by any Governmental Body or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance (including toxic mold), toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-the-Money Option” means a Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and has a per share exercise price for the Company Common Stock subject to such Company Option that is less than the Equity Award Cash Consideration Amount.
“Indemnified Persons” has the meaning assigned to such term in Section 5.6(a) of the Agreement.
“Information Privacy and Security Laws” means all applicable Legal Requirements relating to the privacy or security of Personal Data, and all regulations promulgated and guidance issued by Governmental Bodies thereunder, including Section 5 of the Federal Trade Commission Act, the CAN-SPAM Act, the EU General Data Protection Regulation (EU) 2016/679 and all laws implementing it, the California Consumer Privacy Act of 2018 (and its regulations), state data breach notification Laws and state data security Laws.
“Intellectual Property Rights” means all intellectual property rights, whether registered or unregistered, of every kind which may exist or be created under the Legal Requirements of any jurisdiction in the world, including rights in and to: (a) patents and applications therefor, invention disclosures and all related reissues, divisions, renewals, extensions, provisionals, certificates of invention and statutory invention registrations, continued prosecution applications, requests for continued examination, reexaminations, continuations and continuations-in-part thereof (“Patents”); (b) copyrights and copyrightable subject matter, and registrations and applications therefor, mask works, whether registered or not, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated (“Copyrights”); (c) designs and any registrations and applications therefor; (d) trade names, trade dress, slogans, business names, D/B/A names, corporate names, Internet domain names, logos, trademarks and service marks and any other designations of source or origin, including all goodwill associated therewith or symbolized thereby, and any and all common law rights, registrations and applications therefor (“Trademarks”); (e) trade secrets (including, those trade secrets defined in the Defend Trade Secrets Act, Uniform Trade Secrets Act or under corresponding foreign statutory and common law), know-how, business and technical information, non-public information, and proprietary or confidential information, including all source code, documentation, processes, technology, formulae, customer lists, business and marketing plans, discoveries, concepts, ideas, inventions (whether or not patentable), research and development, models, methodologies and marketing information (“Trade Secrets”); (f) Software; and (g) any similar or equivalent rights to any of the foregoing anywhere in the world.
“IRS” means the United States Internal Revenue Service.
“IT System” means any Software, hardware, network or information technology or computer systems, including any server, workstation, router, hub, switch, data line, database, firewall, desktop application, server-based application, mobile application, or cloud service.
“Knowledge” has the meaning assigned to such term in Section 8.12(f) of the Agreement.
“Leased Real Property” has the meaning assigned to such term in Section 2.7(a) of the Agreement.
“Leases” has the meaning assigned to such term in Section 2.7(a) of the Agreement.
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, claim, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Body or any arbitrator or arbitration panel.
“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, guidance, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Any statement in Section 2 of the Agreement to the effect that any information, document or other material has been “Made Available to Parent” means that such information, document or material was: (a) filed with the SEC and publicly available on EDGAR in unredacted form at least two Business Days before the date of the Agreement, or (b) made available for review by Parent or Parent’s Representatives, and was labeled and indexed, at least 24 hours prior to the execution of the Agreement in the “Aston” virtual data room maintained by the Company with Datasite in connection with the Merger.
“Major Customer” has the meaning assigned to such term in Section 2.11(a) of the Agreement.
“Major Supplier” has the meaning assigned to such term in Section 2.11(b) of the Agreement.
“Material Adverse Effect on Parent” means any effect, change, development, event or circumstance that, considered individually or together with all other effects, changes, developments, events and circumstances, has had or resulted in, or would reasonably be expected to have or result in, a material adverse effect on the business, financial condition operations or financial performance of the Parent Entities, taken as a whole; provided, however, that none of the following shall be deemed in and of themselves to constitute a Material Adverse Effect on Parent or be taken into account in determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur: (a) changes in economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions in the United States or in other locations in which the Parent Entities have material operations; (b) changes in economic conditions that generally affect the industries in which the Parent Entities operate; (c) changes in the stock price or trading volume of the Parent Common Stock (it being understood, however, that the facts or circumstances giving rise to any such change in stock price or trading volume that are not otherwise excluded from this definition of “Material Adverse Effect on Parent” may be taken into account in determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur); (d) the failure of Parent to meet internal or securities analysts’ published projections of earnings or revenues (it being understood, however, that the facts or circumstances giving rise to any such failure that are not otherwise excluded from this definition of “Material Adverse Effect on Parent” may be taken into account in determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur); (e) changes that are effected after the date of the Agreement in Legal Requirements, or changes that are effected after the date of the Agreement in GAAP or other accounting standards (or the interpretation thereof); (f) changes in political conditions in the U.S. or any other country in the world in which the Parent Entities have material operations, or acts of war, sabotage, acts of armed hostility or terrorism (including cyber terrorism) that occur in the U.S. or in other locations in which the Parent Entities have material operations, or the worsening of such conditions existing as of the date hereof; (g) acts of God, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks, cyberattacks, data breaches or other force majeure events, the worsening of such conditions existing as of the date hereof; (h) the negotiation, execution, delivery, announcement or pendency of the Agreement or the anticipated consummation of the Merger, including by reason of the identity of the Company and changes in relationships with or losses of customers, suppliers or other business partners or employees resulting from the foregoing (provided that the exceptions in this clause “(h)” will not apply with respect to the representations and warranties contained in Section 3.10 of the Agreement or to Section 6.3(a) or Section 7.1(h) to the extent related to such portions of such representations and warranties); (i) any stockholder class action or derivative litigation commenced against Parent after the date of the Agreement and arising from allegations of breach of fiduciary duty of Parent’s directors relating to their approval of the Agreement or from allegations of false or misleading public disclosure by Parent with respect to the Agreement; or (j) any action taken or failure to take action, in each case, that the Company has expressly in approved in writing after the date of this Agreement; provided, that the exceptions set forth in clauses (a), (b), (e), (f) and (g), shall not apply to the extent that such change, development, event or circumstance has had a disproportionate effect on the Parent Entities as compared to other companies in the industries in which the Parent Entities operate, in which case only the incremental disproportionate adverse impact of such change, development, event or circumstance shall be taken into account for the purposes of determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur.
“Material Adverse Effect on the Company” means any effect, change, development, event or circumstance that, considered individually or together with all other effects, changes, developments, events and circumstances, has had or resulted in, or would reasonably be expected to have or result in, a material adverse effect on the business, financial condition, operations or financial performance of the Acquired Companies, taken as a whole; provided, however, that none of the following in and of themselves shall be deemed to constitute a Material Adverse Effect on the Company or be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur: (a) changes in economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions in the United States or in other locations in which the Acquired Companies have material operations; (b) changes in economic conditions that generally affect the industries in which the Acquired Companies operate; (c) changes in the stock price or trading volume of the Company Common Stock (it being understood, however, that the facts or circumstances giving rise to any such change in stock price or trading volume that are not otherwise excluded from this definition of “Material Adverse Effect on the Company” may be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur); (d) the failure of the Company to meet internal or securities analysts’ published projections of earnings or revenues (it being understood, however, that the facts or circumstances giving rise to any such failure that are not otherwise excluded from this definition of “Material Adverse Effect on the Company” may be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur); (e) changes that are effected after the date of the Agreement in Legal Requirements, or changes that are effected after the date of the Agreement in GAAP or other accounting standards (or the interpretation thereof); (f) changes in political conditions in the U.S. or any other country in the world in which the Acquired Companies have material operations, or acts of war, sabotage, acts of armed hostility or terrorism (including cyber terrorism) that occur in the U.S. or in other locations in which the Acquired Companies have material operations, or the worsening of such conditions existing as of the date hereof; (g) acts of God, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks, cyberattacks, data breaches or other force majeure events, or the worsening of such conditions existing as of the date hereof; (h) the negotiation, execution, delivery, announcement or pendency of the Agreement or the anticipated consummation of the Merger, including by reason of the identity of Parent and changes in relationships with or losses of customers, suppliers or other business partners or employees resulting from the foregoing (provided that the exceptions in this clause “(h)” will not apply with respect to the representations and warranties contained in Section 2.23 of the Agreement or to Section 6.2(a) or Section 7.1(f) to the extent related to such portions of such representations and warranties); (i) any stockholder class action or derivative litigation commenced against the Company after the date of the Agreement and arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of the Agreement or from allegations of false or misleading public disclosure by the Company with respect to the Agreement; or (j) any action taken or failure to take action, in each case, that Parent has expressly in approved in writing after the date of this Agreement; provided, that the exceptions set forth in clauses (a), (b), (e), (f) and (g) shall not apply to the extent that such change, development, event or circumstance has had a disproportionate effect on the Acquired Companies as compared to other companies in the industries in which the Acquired Companies operate, in which case only the incremental disproportionate adverse impact of such change, development, event or circumstance shall be taken into account for the purposes of determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur.
“Material Contract” has the meaning assigned to such term in Section 2.9(a) of the Agreement.
“Maximum Premium” has the meaning assigned to such term in Section 5.6(c) of the Agreement.
“Maximum Share Number” has the meaning assigned to such term in Section 1.5(d) of the Agreement.
“Merger Consideration” means, in exchange for shares of Company Common Stock held by a holder who does not perfect his, her or its appraisal rights under the DGCL: (a) the shares of Parent Common Stock and the cash consideration such holder is entitled to receive pursuant to Section 1.5(a)(iii) of the Agreement; (b) any cash in lieu of fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 1.5(c) of the Agreement; and (c) any dividends or other distributions such holder is entitled to receive pursuant to Section 1.7(c) of the Agreement.
“Merger Sub” has the meaning assigned to such term in the preamble to the Agreement.

“Merger” has the meaning assigned to such term in the recitals to the Agreement.
“Misconduct Allegation” has the meaning assigned to such term in Section 2.16(e) of the Agreement.
“Nasdaq” means the Nasdaq Global Select Market, but if the Nasdaq Global Select Market is no longer the principal U.S. trading market for the Company Common Stock, then “Nasdaq” shall be deemed to mean the principal U.S. national securities exchange registered under the Exchange Act on which the Company Common Stock is then traded.
“Nasdaq Rules” means the rules and regulations of Nasdaq.
“NISPOM Rule” means the National Industrial Security Program Operating Manual, 31 C.F.R. Part 117.
“Open Source Software” means Software that is licensed, distributed, conveyed or made available under “open source,” “free software” or similar terms, and any Software distributed or made available under any license that (a) is approved by the Open Source Initiative and listed at https://www.opensource.org/licenses, including the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms; or (b) requires as a condition of its use, modification or distribution that it, or other Software into which it is incorporated or with which it is combined or distributed or that is derived from or links to it, be (i) offered, disclosed, distributed or made available in source code form, (ii) licensed for the purpose of making modifications or derivative works or (iii) redistributable at no or nominal charge.
“Order” means any order, writ, injunction, judgment or decree.
“Out-of-the-Money Option” means a Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and which has a per share exercise price for the Company Common Stock subject to such Company Option that is equal to or greater than the Equity Award Cash Consideration Amount.
“Owned Real Property” has the meaning assigned to such term in Section 2.7(a) of the Agreement.
“Parent” has the meaning assigned to such term in the preamble to the Agreement.
“Parent 401(k) Plan” has the meaning assigned to such term in Section 5.5(f) of the Agreement.
“Parent Associate” means any current or former employee, Contract Worker, advisor, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to Parent or any of its Subsidiaries or any Affiliate of Parent or any of its Subsidiaries.
“Parent Balance Sheet” means the unaudited consolidated balance sheet of the Parent and its consolidated Subsidiaries as of October 31, 2023, included in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2023, as filed with the SEC on December 12, 2023.
“Parent Common Stock” means the common stock, $0.01 par value per share, of Parent.
“Parent Disclosure Schedule” means the disclosure schedule that has been prepared by Parent in accordance with the requirements of Section 8.6 of the Agreement and has been delivered by Parent to the Company on the date of the Agreement.
“Parent Entity” means (a) Parent and (b) each Subsidiary of Parent.
“Parent Equity Plans” means Parent’s 2006 Employee Equity Incentive Plan, 2017 Non-Employee Directors Equity Incentive Plan, and Parent ESPP.
“Parent ESPP” means Parent’s Employee Stock Purchase Plan.
“Parent Listing Date” has the meaning assigned to such term in Section 3.2(a) of the Agreement.
“Parent Measurement Price” means an amount equal to the volume weighted average trading price of Parent Common Stock on the Parent Stock Exchange for the five consecutive trading days ending on the trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events), as calculated by Bloomberg Financial LP under the function “VWAP.”

“Parent Option” means an option to purchase shares of Parent Common Stock from Parent (whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
“Parent Preferred Stock” has the meaning assigned to such term in Section 3.2(a) of the Agreement.
“Parent PSU” means a restricted stock unit representing the right to vest in and be issued shares of Parent Common Stock by Parent, whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested, which right vests based on achievement of performance targets, including performance targets related to the price of Parent Common Stock on a relative or absolute basis.
“Parent Related Party” has the meaning assigned to such term in Section 7.3(f) of the Agreement.
“Parent Restricted Shares” means Parent Common Stock that is subject to repurchase by Parent constituting a substantial risk of forfeiture within the meaning of Section 83 of the Code whether: (a) granted by the Company pursuant to any Parent Equity Plan, (b) assumed by Parent in connection with any merger, acquisition or similar transaction or (c) otherwise issued or granted.
“Parent RSU” means a restricted stock unit representing the right to vest in and be issued shares of Parent Common Stock by Parent, whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested, which right vests solely based on continued service to Parent or an Affiliate of Parent, including units that settle on a deferred basis.
“Parent SEC Reports” has the meaning assigned to such term in Section 3.3(a) of the Agreement.
“Parent Stock Exchange” means Nasdaq, but if Nasdaq is no longer the principal U.S. trading market for Parent Common Stock, then “Parent Stock Exchange” shall be deemed to mean the principal U.S. national securities exchange registered under the Exchange Act on which the Parent Common Stock is then traded.
“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.
“Per Share Cash Amount” has the meaning assigned to such term in Section 1.5(a)(iii) of the Agreement.
“Permitted Encumbrance” means any of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which no Acquired Company is subject to civil or criminal liability due to its existence: (a) Encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings for which adequate reserves have been maintained in accordance with GAAP; (b) Encumbrances imposed by Legal Requirements, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business; (c) pledges or deposits arising in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) Encumbrances that have arisen in the ordinary course of business and that do not, individually or in the aggregate, materially adversely affect the value of or the present use of such property; (e) any pledge, deposit or other lien securing the performance of bids, trade contracts (other than contracts in respect of indebtedness), leases, surety and appeal bonds, performance bonds and other obligations of a similar nature; (f) with respect to real property, Encumbrances imposed on the underlying fee interest on such real property subject to such lease; (g) with respect to real property, matters that would be disclosed by an accurate survey or inspection of the real property; and (h) Encumbrances set forth in Part 2.6 of the Company Disclosure Schedule.
“Person” means any individual, Entity or Governmental Body.
“Personal Data” means: (a) any information that identifies, or in combination with other information may identify, is linked to, or relates to an individual or household, or is reasonably capable of being associated with an individual or household; and (b) any data or information that qualifies as “personal data,” “personal information,” “personally identifiable information,” “non-public personal information” or any similar term under applicable Legal Requirements relating to privacy or data security.
“Post-Closing Plans” has the meaning assigned to such term in Section 5.5(a) of the Agreement.
“Pre-Closing Period” has the meaning assigned to such term in Section 1.5(b) of the Agreement.
“Prime Rate” means the rate of interest quoted in the print edition of The Wall Street Journal, “Money Rates” section, as the prime rate, as in effect from time to time.
“Privacy and Security Requirements” has the meaning assigned to such term in Section 2.8(i) of the Agreement.
“Process,” “Processed,” “Processes,” or “Processing” means any operation or set of operations performed on data, whether or not by automatic means, such as receipt, collection, access, monitoring, maintenance, creation, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, processing, analysis, transfer, transmission, disclosure, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.
“Proxy Statement/Prospectus” means the proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting.
“Qatalyst” has the meaning assigned to such term in Section 2.24 of the Agreement.
“Recommendation Change Notice” has the meaning assigned to such term in Section 5.2(e)(i) of the Agreement.
“Registered IP” means all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Body or domain name registrar, including all registered or applied-for Patents, Copyrights, designs and Trademarks and all domain names.
“Regulatory Proceeding” has the meaning assigned to such term in Section 5.7(e) of the Agreement.
“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, threatened release or release of Hazardous Materials from any source into, through or upon the indoor or outdoor environment.
“Representatives” means directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.
“Requesting Authority” means any Governmental Body (other than a U.S. Governmental Body), that, at any time during the Pre-Closing Period, requests, asserts or attempts to assert jurisdiction over, or requests, requires or attempts to require from Parent, Merger Sub or the Company a filing or submission relating to, the Merger or any of the other Contemplated Transactions.
“Required Company Stockholder Vote” has the meaning assigned to such term in Section 2.22 of the Agreement.
“Residual Shares” has the meaning assigned to such term in Section 5.3(e) of the Agreement.
“Reverse Termination Fee” has the meaning assigned to such term in Section 7.3(d) of the Agreement.
“Sanctioned Country” means any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (currently, Cuba; Iran; North Korea; Syria; the Donetsk, Luhansk and Crimea regions of Ukraine; and the non-Ukrainian government controlled areas of Kherson and Zaporizhzhia of Ukraine).
“Sanctioned Person” means any Person with whom any transactions or dealings are restricted, prohibited, or sanctionable under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or resident in, or directly or indirectly owned or controlled by the government of, any Sanctioned Country, or (c) being directly or indirectly owned 50% or more or controlled, individually or in the aggregate, by one or more Persons described in (a) or (b).

“Sanctions” means all national and supranational Legal Requirements, regulations, decrees, orders, or other acts with the force of law of the United States, the United Kingdom, the European Union or any of its members states, or the United Nations Security Council concerning economic or financial sanctions and trade embargoes.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.
“SEC” means the United States Securities and Exchange Commission.
“Section 409A” has the meaning assigned to such term in Section 2.16(k) of the Agreement.
“Securities Act” means the Securities Act of 1933, as amended.
“Significant Subsidiary” means, with respect to an Entity, any Subsidiary of such Entity that owns assets that constitute or account for 10% or more of the consolidated net revenues, consolidated net income or consolidated assets of such Entity and all of its Subsidiaries taken as a whole.
“Software” means, collectively, computer software (including APIs, drivers, scripts, and other code), firmware and other code incorporated or embodied in hardware devices, data files, source code, object code, and executable code, architecture, schematics, software models and methodologies, algorithms, data files or records, computerized databases, plugins, libraries, compilers, tools, user interfaces, manuals and all related specifications and documentation.
“Solvent” has the meaning assigned to such term in Section 3.15 of the Agreement.
“Source Material” means, collectively, any Software or any integrated-circuit, hardware, or component design or programming materials, any elements of design or programming, and any related documentation, in each case expressed in source code or other human-readable form.
“Specified Governmental Body” means any Governmental Body that has jurisdiction over: (a) the Company, Parent, Merger Sub or any of their respective Significant Subsidiaries; (b) any business or asset of any Acquired Company that is material to the Acquired Companies, taken as a whole; or (c) any business or asset of any Parent Entity that is material to the Parent Entities, taken as a whole.
“Specified Option” has the meaning assigned to such term in Section 5.3(a) of the Agreement.
“Specified Representations” means the representations and warranties of the Company contained in: (a) Section 2.3(a), the first sentence of Section 2.3(b), Sections 2.3(d), 2.20, 2.21, 2.22, 2.24, and 2.25 and (b) clause “(a)” of Section 2.5 of the Agreement.
“Standards Organization” has the meaning assigned to such term in Section 2.8(c) of the Agreement.
“Specified RSU” means each Company RSU that (a) is vested but not yet settled as of immediately prior to the Effective Time, (b) is outstanding as of immediately prior to the Effective Time and was granted to a non-employee member of the Company’s board of directors, (c) vests effective as of the Effective Time in accordance with its terms, or (d) is outstanding and not forfeited in accordance with its terms immediately prior to the Effective Time and held by a Person who, as of immediately prior to the Effective Time, is no longer an employee or other service provider to the Acquired Companies.
An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.
“Superior Offer” means a bona fide, written Acquisition Proposal submitted to the Company after the date of the Agreement that is on terms and conditions that the Company’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the Company’s outside legal counsel and the likelihood and timing of consummation of the Acquisition Transaction contemplated by such Acquisition Proposal, to be more favorable to the Company’s stockholders than the Merger. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” and “85%” in the definition of “Acquisition Transaction” will be deemed to refer to “50%”.
“Surviving Corporation” has the meaning assigned to such term in Section 1.1 of the Agreement.
“Takeover Statute” has the meaning assigned to such term in Section 2.21 of the Agreement.
“Tax” means any federal, state, local, foreign or other tax (including any income, franchise, capital gains, gross receipts, value-added, surtax, estimated, unemployment, national health insurance, excise, ad valorem, transfer, stamp, sales, use, property, business, withholding or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, in each case, of a kind in the nature of a tax, and any related charge or amount imposed with respect thereto (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
“Termination Fee” has the meaning assigned to such term in Section 7.3(b) of the Agreement.
A “Triggering Event” shall be deemed to have occurred if: (a) the Company’s board of directors or any committee thereof shall have: (i) withdrawn the Company Board Recommendation; (ii) modified the Company Board Recommendation in a manner adverse to Parent; or (iii) taken, authorized or publicly proposed any of the actions referred to in Section 5.2(d) of the Agreement; (b) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus; (c) Parent shall have requested, after an Acquisition Proposal has been publicly disclosed, commenced, announced or made, that the Company Board Recommendation be reaffirmed publicly, and the Company’s board of directors shall have failed to reaffirm, unanimously and publicly, the Company Board Recommendation within 10 Business Days after such request was made (or, if earlier, prior to the Company Stockholders’ Meeting); (d) a tender or exchange offer relating to shares of Company Common Stock shall have been commenced and the Company shall not have sent to its securityholders, within 10 Business Days after the commencement of such tender or exchange offer, if such offer has not been withdrawn prior to the end of such 10 Business Day period (or, if earlier, prior to the Company Stockholders’ Meeting), a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming the Company Board Recommendation; (e) the Company shall have called or convened a meeting of the Company’s stockholders to consider an Acquisition Proposal or shall have failed to convene or hold the Company Stockholders’ Meeting in accordance with Section 5.2 of the Agreement; or (f) any Acquired Company or any Representative of any Acquired Company shall have breached (or be deemed to have breached pursuant to Section 4.3(f) of the Agreement) any of the provisions set forth in Section 4.3 or Section 5.2 of the Agreement in any material respect.
“Uncertificated Company Share” has the meaning assigned to such term in Section 1.6 of the Agreement.
“WARN” means, collectively, the WARN Act and all similar foreign, state, or local “mass layoff,” “relocation,” “plant closing” or “termination” Legal Requirements.
“WARN Act” means the U.S. federal Worker Adjustment and Retraining Notification Act of 1988, as amended.

EXHIBIT B
FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

EXHIBIT B
SEVENTH AMENDED & RESTATED CERTIFICATE OF INCORPORATION OF ANSYS, INC.
ANSYS, Inc. (the “Company”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:
1.
The name of the Corporation is ANSYS, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 12, 1994. The name under which the Company filed its original Certificate of Incorporation was SAS Holdings, Inc.

2.
This Seventh Amended and Restated Certificate of Incorporation (this “Certificate”) has been duly adopted by the Corporation in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”) and has been approved by the requisite vote of the stockholders of the Corporation in accordance with the provisions of Section 228 of the DGCL.

3.	This Certificate amends, restates and integrates the provisions of the Company’s Sixth Restated Certificate of Incorporation.
4.	The text of the Sixth Restated Certificate of Incorporation of the Company is hereby amended and restated to read in its entirety as follows:
ARTICLE ONE
The name of the corporation is ANSYS, Inc. (the “Company”).
ARTICLE TWO
The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, Zip Code 19801, County of New Castle. The name of the Company’s registered agent for service of process in the State of Delaware at such address is The Corporation Trust Company.
ARTICLE THREE
The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE FOUR
The total number of shares of capital stock that the Company has authority to issue is 100 shares, which will be designated common stock, par value $0.01 per share.
ARTICLE FIVE
The number of directors of the Company shall be such as are from time to time fixed by, or in the manner provided in, the Bylaws of the Company (the “Bylaws”). Unless, and except to the extent that, the Bylaws so require, the election of directors need not be by written ballot.
ARTICLE SIX
The board of directors of the Company (the “Board of Directors”) may from time to time adopt, amend or repeal the Bylaws, subject to the power of the stockholders to adopt any Bylaws or to amend or repeal any Bylaws adopted, amended or repealed by the Board of Directors.
ARTICLE SEVEN
A Director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability
(i) for any breach of the Director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the Director derived an improper personal benefit. If the

DGCL is amended after the effective date of this Seventh Amended & Restated Certificate of Incorporation (this “Certificate”) to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Any repeal or modification of this Article Seven by either of (i) the stockholders of the Company or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a person serving as a Director at the time of such repeal or modification.
ARTICLE EIGHT
The directors shall have powers, without the assent or vote of the stockholders, to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Company; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.
ARTICLE NINE
The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Company as is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Company and upon all the stockholders as though it had been approved or ratified by every stockholder of the Company, whether or not the contract or act would otherwise be open to legal attack because of directors’ interest or for any other reason.
ARTICLE TEN
In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company; provided, however, that any act or thing of the directors is subject to the statutes of the DGCL, this Certificate and any Bylaws from time to time made by the stockholders; provided, further, that no Bylaws so made shall invalidate any prior act or thing of the directors which would have been valid if such Bylaw had not been made.
ARTICLE ELEVEN
The Company shall, to the full extent permitted by Section 145 of the DGCL, as may be amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.
ARTICLE TWELVE
Section 203 of the DGCL shall not apply to the Company.
ARTICLE THIRTEEN
Whenever a compromise or arrangement is proposed between the Company and its creditors or any class of them, and/or between the Company and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Company or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Company under Section 291 of the DGCL, or on the application of trustees in dissolution or of any receiver or receivers appointed for the
Company under Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of the Company, as the case may be, to be summoned in such manner as

DGCL is amended after the effective date of this Seventh Amended & Restated Certificate of Incorporation (this “Certificate”) to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Any repeal or modification of this Article Seven by either of (i) the stockholders of the Company or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a person serving as a Director at the time of such repeal or modification.
ARTICLE EIGHT
The directors shall have powers, without the assent or vote of the stockholders, to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Company; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.
ARTICLE NINE
The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Company as is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Company and upon all the stockholders as though it had been approved or ratified by every stockholder of the Company, whether or not the contract or act would otherwise be open to legal attack because of directors’ interest or for any other reason.
ARTICLE TEN
In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company; provided, however, that any act or thing of the directors is subject to the statutes of the DGCL, this Certificate and any Bylaws from time to time made by the stockholders; provided, further, that no Bylaws so made shall invalidate any prior act or thing of the directors which would have been valid if such Bylaw had not been made.
ARTICLE ELEVEN
The Company shall, to the full extent permitted by Section 145 of the DGCL, as may be amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.
ARTICLE TWELVE
Section 203 of the DGCL shall not apply to the Company.
ARTICLE THIRTEEN
Whenever a compromise or arrangement is proposed between the Company and its creditors or any class of them, and/or between the Company and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Company or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Company under Section 291 of the DGCL, or on the application of trustees in dissolution or of any receiver or receivers appointed for the
Company under Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of the Company, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, agree to any compromise or arrangement and to any reorganization of the Company as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Company, as the case may be, and also on the Company.
ARTICLE FOURTEEN
The Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

Annex B

January 15, 2024
Board of Directors
ANSYS, Inc.
2600 ANSYS Drive
Canonsburg, PA 15317
Members of the Board:
We understand that ANSYS, Inc., a Delaware corporation (the “Company”), Synopsys, Inc., a Delaware corporation (“Parent”), and ALTA Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ( “Merger Sub “), plan to enter into an Agreement and Plan of Merger dated as of January 15, 2024 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving such merger (the “Merger”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) that is issued and outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”), other than any shares of Company Common Stock that are (i) Dissenting Shares (as such term is defined in the Merger Agreement) and (ii) held by the Company (or held in the Company’s treasury) or held, directly or indirectly, by Parent, Merger Sub, or any other wholly owned subsidiary of Parent immediately prior to the Effective Time, will be converted into the right to receive (1) 0.3450 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and (2) $197.00 in cash, without interest (the “Per Share Cash Amount” and, together with the Exchange Ratio, the “Merger Consideration”). The Merger Consideration is subject to adjustment in the event that the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger would exceed 19.9999% of the issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time (the “Maximum Share Number”) such that (i) the Exchange Ratio shall be reduced to the minimum extent necessary such that the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger does not exceed the Maximum Share Number (the amount of such reduction in the Exchange Ratio, the “Exchange Ratio Reduction Amount”) and (ii) the Per Share Cash Amount shall be increased by an amount equal to (A) the closing trading price of Parent Common Stock for the trading day immediately preceding the Closing Date (as such term is defined in the Merger Agreement), multiplied by (B) the Exchange Ratio Reduction Amount. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement, by the holders of shares of Company Common Stock (other than Parent or any affiliate of Parent) (the “Holders”), is fair, from a financial point of view, to such Holders.
For purposes of the opinion set forth herein, we have reviewed a draft of the Merger Agreement dated January 15, 2024 (the “Draft Merger Agreement”), certain related documents and certain publicly available financial statements of the Company and Parent and other business and financial information of the Company and Parent. We have also reviewed certain forward-looking information relating to the Company prepared by the management of the Company, including financial projections and operating data of the Company (the “Company Projections”).
Additionally, we discussed the past and current operations and financial condition and the prospects of the Company and Parent with senior management of the Company and Parent, respectively. We also reviewed the historical market prices and trading activity for Company Common Stock and Parent Common Stock, and compared the financial performance of the Company and Parent and the prices and trading activity of Company

Common Stock and Parent Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.
In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company and Parent. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, based on discussions with the management and Board of Directors of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We express no view as to the Company Projections or the assumptions on which they were based. We have assumed that the terms of the Draft Merger Agreement will not differ materially from the final executed Merger Agreement, and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay and with no adjustment to the Merger Consideration. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent or their respective affiliates, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.
We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which will become payable upon delivery of this opinion. We will receive an additional, larger fee if the Merger is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst Partners or its affiliates; however, Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent or their respective affiliates for which we would expect to receive compensation.
Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.
This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to how to vote with respect to the Merger or any other matter and does not in any manner address what the value of Parent Common Stock actually will be when issued pursuant to the Merger or the price at which Company Common Stock or Parent Common Stock will trade or otherwise be transferable at any time.
Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement, by the Holders, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of the Company or Parent or any of their respective affiliates, or any class of such persons, relative to such Merger Consideration.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Holders is fair, from a financial point of view, to such Holders.
Yours faithfully,
Qatalyst Partners LP

Annex C
General Corporation Law of the State of Delaware, Section 262
§ 262 Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’ s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’ s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days alter the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days alter such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days aller such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) Alter the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’ s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) Subject to the remainder of this subsection, from and alter the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
DGCL. The registrant is incorporated under the laws of the State of Delaware. Section 145(a) of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Section 145(b) of the DGCL empowers a Delaware corporation to indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Section 145(c) of the DGCL provides that, where a director, officer, employee or other agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation may indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.
Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.
Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.
Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.
Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
Bylaws. The Synopsys bylaws contain provisions that provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. Expenses incurred by a director or officer of Synopsys in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Synopsys (or was serving at Synopsys’ request as a director or officer of another enterprise or corporation) shall be paid by Synopsys in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Synopsys as authorized by relevant sections of the DGCL.

Other Insurance. Synopsys maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.
Synopsys also entered into indemnification agreements with each of its directors and executive officers and anticipates that it will enter into similar agreements with future directors and executive officers. The indemnification agreements provide that Synopsys will defend, hold harmless and indemnify indemnitees to the fullest extent authorized or permitted by the provisions of Synopsys’ bylaws and the DGCL against any and all claims based upon, arising out of or resulting from actions in his or her capacity as a director or officer of Synopsys or the indemnitee’s status as a current or former director or officer Synopsys.
Item 21.	Exhibits and Financial Statement Schedules
Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of January 15, 2024, by and among Synopsys, Inc., ANSYS, Inc. and ALTA Acquisition Corp. (attached as Annex A to the proxy statement/prospectus forming part of this Registration Statement on Form S-4 and incorporated herein by reference)†

2.1
Sixth Amendment Agreement, dated February 13, 2024, by and among Synopsys, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 2.1 to the Synopsys, Inc. Current Report on Form 8-K filed on February 14, 2024)

2.2
Term Loan Facility Credit Agreement, dated February 13, 2024, by and among Synopsys, as borrower, the lenders party thereto, HSBC Securities (USA) Inc., and Bank of America, N.A., as co-syndication agents, Mizuho Bank, LTD., The Bank of Nova Scotia, TD Bank, N.A., Truist Bank, and Wells Fargo Bank, National Association, as co-documentation agents, and JPMorgan Chase Bank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 2.2 to the Synopsys, Inc. Current Report on Form 8-K filed on February 14, 2024)

3.1	Amended and Restated Certiﬁcate of Incorporation of Synopsys, Inc. (incorporated by reference to Exhibit 3.1 to the Synopsys, Inc. Quarterly Report on Form 10-Q filed on September 15, 2003)
3.2	Amended and Restated Bylaws of Synopsys, Inc. (incorporated by reference to Exhibit 3.1 to the Synopsys, Inc. Current Report on Form 8-K filed on March 25, 2024)
4.1	Description of Synopsys, Inc.’s Capital Stock (incorporated by reference to Exhibit 4.2 to the Synopsys, Inc. Annual Report on Form 10-K filed on December 15, 2020)
5.1**	Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding the legality of the securities being issued
21.1**	Subsidiaries of Synopsys, Inc.
23.1*	Consent of KPMG LLP, independent registered public accountant of Synopsys, Inc.
23.2*	Consent of Deloitte & Touche LLP, independent registered public accountant of ANSYS, Inc.
23.3**	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1)
24.1**	Power of Attorney of Directors and Oﬃcers of Synopsys, Inc. (included on the signature page of this registration statement and incorporated herein by reference)
99.1*	Consent of Qatalyst Partners LP
99.2*	Form of Proxy Card for Special Meeting of ANSYS, Inc.
101	Interactive Data File
107**	Filing Fee Table
*	Filed herewith.
**	Previously filed.
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.
Item 22.	Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
•
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B under the Securities Act of 1933 or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;
•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
•
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)
The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 under the Securities Act of 1933, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant certiﬁes that it has reasonable grounds to believe that it meets all of the requirements for ﬁling on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on the 11th day of April, 2024.
Synopsys, Inc.

By:	/s/ Sassine Ghazi
	Name:	Sassine Ghazi
	Title:	President and Chief Executive Officer
POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities indicated on April 11, 2024:
Signature	Title

*	President, Chief Executive Officer and Director (Principal Executive Officer)
Sassine Ghazi

*	Chief Financial Officer (Principal Financial Officer)
Shelagh Glaser

*	Chief Accounting Officer (Principal Accounting Officer)
Sudhindra Kankanwadi

*	Executive Chair of the Board of Directors
Aart J. de Geus

*	Director
Luis Borgen

*	Director
Marc N. Casper

*	Director
Janice D. Chaffin

*	Director
Bruce R. Chizen

*	Director
Mercedes Johnson

*	Director
Robert G. Painter

*	Director
Jeannine P. Sargent

Signature	Title

*	Director
John G. Schwarz

*	Director
Roy Vallee
*
John F. Runkel, Jr., by signing his name hereto, signs this registration statement on behalf of the directors of the registrant above in front of whose name an asterisk appears pursuant to powers of attorney duly executed by such directors and filed with the SEC.

By:	John F. Runkel, Jr.
Attorney-in-Fact